Executed Original

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

SHERRITT INTERNATIONAL CORPORATION
(Name of Subject Company)

New Brunswick, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Sherritt International Corporation
(Name of Person(s) Furnishing Form)

6% Convertible Unsecured Subordinated Debentures due December 15, 2006
(Title of Class of Securities)

823901 AA 1
(CUSIP Number of Class of Securities (if applicable))

Samuel W. Ingram
Sherritt International Corporation
1133 Yonge Street
Toronto, Ontario
Canada M4T 2Y7
(416) 924-4551
(Name, address (including zip code) and telephone number (including area code) of Person(s) authorized to Receive Notices and Communications on Behalf of the Subject Company)

Copies to:

James J. Junewicz, Esq.
Mayer, Brown, Rowe & Maw, LLP
190 S. LaSalle Street
Chicago, Illinois 60603
(312) 701-7032

Geoffrey Creighton, Esq.
Torys LLP
79 Wellington Street West, Suite 3000
Box 270, TD Centre
Toronto, Ontario, Canada M5K 1N2
(416) 865-7500

October 29, 2003
(Date Tender Offer/Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Document 1: Offer to Exchange by Sherritt International Corporation and accompanying Circular (the "Company" or "Sherritt"), dated October 29, 2003

Item 2. Informational Legends

See "Information for U.S. Debentureholders".

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 1. the Company's annual information form dated March 31, 2003;

Exhibit 2. the audited comparative consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 35 through 56 of the 2002 annual report of Sherritt;

Exhibit 3. management's discussion and analysis of financial condition and results of operations of the Company for the financial year ended December 31, 2002, found at pages 7 through 34 of the 2002 annual report of Sherritt;

Exhibit 4. the Company's management information circular dated April 10, 2003 in connection with the May 22, 2003 annual and special meeting of shareholders (including the Erratum dated April 22, 2003 to the Company's management information circular dated April 10, 2003), other than the sections entitled "Composition of the compensation committee in 2002" and "Report on Executive Compensation";

Exhibit 5. material change report dated January 22, 2003 in respect of the agreement between Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund and Sherritt Coal Partnership II dated January 13, 2003;

Exhibit 6. material change report dated March 7, 2003 in respect of the acquisition by Sherritt Coal Partnership II (in which Sherritt has a 50% interest) of the thermal coal assets and other mineral interests that formed the prairie operations of Fording Inc.;

Exhibit 7. material change report dated May 16, 2003 in respect of the completion of an issuance by the Company of 25,000,000 Restricted Voting Shares at a price of $4.00 per Restricted Voting Share and the issuance of up to an additional 2,500,000 Restricted Voting Shares if the syndicate of underwriters chooses to exercise the over-allotment option granted to it by the Company;

Exhibit 8. the unaudited interim financial statements of the Company for the six months ended June 30, 2003;

Exhibit 9. the management's discussion and analysis of financial condition and results of operations of the Company for the six months ended June 30, 2003; and

Exhibit 10. the audited financial statements of Fording's Prairie operations (an operating segment of Fording Inc.) at and for the year ended December 31, 2002 together with the report of the auditors thereon.

PART III
CONSENT TO SERVICE OF PROCESS

At the time of furnishing this Form, Sherritt International Corporation is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHERRITT INTERNATIONAL CORPORATION

By: [signature]
Name: Samuel W. Ingram
Title: Senior VP, General Counsel and Corporate Secretary

Dated: October 29 2003

CHDB04 13042209.2 102703 1312C 96322052

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor. For further information, you may also telephone the Depositary (at 1-800-387-0825).

October 29, 2003

OFFER TO EXCHANGE

BY

SHERRITT INTERNATIONAL CORPORATION

UP TO $300,000,000 PRINCIPAL AMOUNT OF ITS OUTSTANDING 6% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE DECEMBER 15, 2006

FOR

UP TO $300,000,000 PRINCIPAL AMOUNT OF NEW 7% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE DECEMBER 15, 2013

Sherritt International Corporation ("Sherritt" or the "Company") invites holders ("Debentureholders") of its 6% convertible unsecured subordinated debentures due December 15, 2006 ("Debentures") to deposit their Debentures in exchange for new 7% convertible unsecured subordinated debentures due December 15, 2013 ("New Debentures") of Sherritt. Specifically, Debentureholders will be able to exchange, in aggregate, up to $300,000,000 par value of Debentures for $300,000,000 par value of New Debentures, upon the terms and subject to the conditions set forth in this Offer and in the related Circular and Letter of Transmittal. If, prior to the Expiration Time (as defined below), more than $300,000,000 of Debentures is properly deposited and not withdrawn, Sherritt will, upon the terms and subject to the conditions of the Offer, accept for exchange on a *pro rata* basis $300,000,000 aggregate principal amount of Debentures. The New Debentures will be convertible at the holder's option into Restricted Voting Shares at a price of $7.00 per Restricted Voting Share, being 142.8571 Restricted Voting Shares per $1,000 principal amount of New Debentures, subject to adjustment in certain events. Other than in respect of an increased interest rate, a lower conversion price, an extended maturity date, and amended redemption and repurchase terms, the terms of the trust indenture governing the New Debentures (the "New Trust Indenture") will be substantially similar to the terms of the trust indenture governing the Debentures. See the Summary and Section 5 of the Circular, "The New Debentures".

The Offer is open for acceptance up to and including 8:00 p.m. (Eastern Standard Time) on December 3, 2003, unless extended or withdrawn (the "Expiration Time").

Sherritt reserves the right to withdraw the Offer and not take up and exchange any Debentures deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer, "Conditions of the Offer". The Offer is conditional upon not less than $150,000,000 aggregate principal amount of Debentures being deposited and not withdrawn at the Expiration Time.

Sherritt and its Board of Directors believe the Offer is in the best interests of the Company and Debentureholders and recommend that Debentureholders deposit their Debentures pursuant to the Offer. Debentureholders are, however, urged to evaluate carefully all information in the Offer including the risk factors set out in "Risk Factors" in Schedule "A" to the Circular, and to consult their own investment, tax and legal advisors and make their own decisions whether to deposit Debentures to the Offer and, if so, what principal amount of Debentures to deposit.

The outstanding Debentures and restricted voting shares ("Restricted Voting Shares") of Sherritt are listed for trading on the Toronto Stock Exchange ("TSX"). On October 27, 2003, the last day of trading prior to the printing of the Circular, the closing price of the Debentures was $96.01 for each $100 principal amount of Debentures and the closing price of the Restricted Voting Shares was $5.05. See Section 6 of the Circular, "Price Range and Trading Volume". The TSX has conditionally approved the listing of the New Debentures and the Restricted Voting Shares issuable upon the conversion of the New Debentures, subject to Sherritt fulfilling all of the listing requirements of the TSX.

The Offer is subject to the valuation requirements of Ontario Securities Commission Rule 61-501 and Quebec Securities Commission Policy Q-27 and other applicable securities laws and regulations (the "Valuation Requirements"). The Corporation has received an exemption from the Ontario Securities Commission as the principal regulator under the Mutual Reliance Review System for Exemptive Relief Applications, for and on behalf of eight provincial securities regulators, from such Valuation Requirements. See Section 4 of the Circular, "Valuations — Valuation Exemption".

An investment in the New Debentures, as in the Debentures, involves certain risks. See Schedule "A" to the Circular, "Risk Factors".

Debentureholders should carefully consider the income tax consequences of accepting the Offer. See Section 15 of the Circular, "Certain Canadian Income Tax Consequences".

A Debentureholder wishing to deposit all or any portion of his or her Debentures under the Offer must deposit Debentures with a principal amount of $1,000 or an integral multiple thereof, given that the New Trust Indenture will provide that New Debentures will only be issued in integral multiples of $1,000. If an aggregate principal amount of Debentures greater than $300,000,000 is deposited pursuant to the Offer and not withdrawn, the deposited Debentures will be exchanged on a *pro rata* basis according to the aggregate principal amount of Debentures deposited. Any Debentureholder wishing to deposit all or any portion of his or her Debentures under the Offer should complete and sign the accompanying Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions in such Letter of Transmittal and deliver it and all other required documents to CIBC Mellon Trust Company, as depositary (the "Depositary"), and either deliver the certificates for such Debentures to the Depositary according to the procedure set forth in Section 3 of the Offer, "Procedure for Depositing Debentures", or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. **Any Debentureholder having Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Debentures.** Any Debentureholder who desires to deposit Debentures and whose certificates for such Debentures are not immediately available must deposit such Debentures by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Procedure for Depositing Debentures".

The Dealer Managers for the Offer are National Bank Financial Inc., BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Paradigm Capital Inc., Peters & Co. Limited and Salman Partners Inc.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Debentureholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Sherritt may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Debentureholders in such jurisdiction.

INFORMATION FOR U.S. DEBENTUREHOLDERS

The New Debentures offered pursuant to the Offer have not been registered under the United States Securities Act of 1933, as amended, in reliance on an exemption from the registration requirements of that Act.

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated transactions.

Debentureholders should be aware that the disposition of the Debentures described herein and the acquisition of the New Debentures described herein may have tax consequences both in the United States and in the home country of Sherritt. Such consequences for investors who are resident in, or citizens of, the United States are not described herein.

The holding of the Debentures described herein and the acquisition of the New Debentures described herein by citizens of the United States, residents of the United States, individuals and entities located in the United States, entities organized under the laws of the United States, and entities owned or controlled by any of the foregoing (collectively, "U.S. Persons") may violate U.S. embargo laws. In general written guidance, the U.S. Department of the Treasury ("Treasury") has stated that it permits portfolio investment in non-U.S. firms that have commercial dealings with Cuba, but it bars injecting capital into an enterprise in a manner supporting its Cuban transactions. Treasury might view the holding of the Debentures or the acquisition of the New Debentures (or their conversion into Restricted Voting Shares) by U.S. Persons as an injection of capital into the Company in a manner supporting Cuba transactions. See Schedule "A" to the Circular, "Risk Factors."

Neither the U.S. Securities and Exchange Commission, nor any state securities commission has approved or disapproved any of the securities to be issued pursuant to the Offer or determined if this Offer and Circular are truthful or complete. Any representation to the contrary is a criminal offence.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offer and Circular and documents incorporated by reference contain forward-looking statements related to expected future events and financial results and operating results of Sherritt that involve risks and uncertainties. These statements reflect management's current belief and are based on information currently available to Sherritt's management. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties discussed in the "Risk Factors" section and elsewhere herein, in documents incorporated by reference and in other disclosure materials filed from time to time by the Company with Canadian securities regulatory authorities. Sherritt is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Because of the risks, uncertainties and assumptions, Debentureholders should not place undue emphasis on forward-looking statements.

TABLE OF CONTENTS

SUMMARY

This summary is qualified in its entirety by reference to the full text and more specific details in the Offer and the Circular, including its schedules, the Letter of Transmittal and Notice of Guaranteed Delivery. Debentureholders are urged to read such documents in their entirety. All dollar references in the Offer and the Circular are in Canadian dollars, unless otherwise stated. Certain capitalized terms used in this summary are defined in the Glossary that follows this summary.

Aggregate Principal Amount of Debentures to be Exchanged	The aggregate principal amount of up to $300,000,000 of Debentures will be exchanged, subject to sufficient Debentures being tendered under the Offer. If more than the aggregate principal amount of $300,000,000 of Debentures is deposited pursuant to the Offer, the Debentures for which New Debentures will be issued will be subject to proration.
Exchange Offer	Subject to the terms and conditions of the Offer, Debentures will be exchanged by Sherritt, up to an aggregate principal amount of $300,000,000 of Debentures, with each $1,000 principal amount of Debentures being exchanged for $1,000 principal amount of New Debentures, plus any accrued and unpaid interest on the Debentures exchanged pursuant to the Offer up to and including the date immediately prior to the date on which such Debentures are taken up and exchanged under the Offer, subject to any applicable withholding tax. All Debentures taken up and exchanged by Sherritt will be immediately cancelled by Sherritt. Under all circumstances, Debentures not tendered to the Offer will continue in effect in accordance with their current terms and conditions.
New Debentures	The New Debentures will be issued under the New Trust Indenture whose terms, other than in respect of an increased interest rate, a lower conversion price, an extended maturity date, and amended redemption and repurchase terms, will be substantially similar in form and substance to the terms of the Original Trust Indenture, which governs the Debentures. The New Debentures will mature on December 15, 2013 and will bear interest at the rate of 7% per annum payable semi-annually on June 15 and December 15 in each year. The first interest payment on the New Debentures will be made on June 15, 2004 and will represent accrued interest from and including the date of issuance of the New Debentures up to but excluding June 15, 2004. Thereafter, interest will be payable semi-annually. The Company will have the option to pay interest from time to time and the principal amount due on redemption or at maturity on the New Debentures by the issue and delivery of Restricted Voting Shares. The New Debentures will be convertible at the holder's option into Restricted Voting Shares at a price of $7.00 per Restricted Voting Share, being 142.8571 Restricted Voting Shares per $1,000 principal amount of New Debentures, subject to adjustment in certain events. The New Debentures will not be redeemable by Sherritt prior to December 16, 2006. From December 16, 2006 to December 15, 2008, the New Debentures will be redeemable in whole or in part at the option of the Company, at par plus accrued interest, provided that the Current Market Price of the Restricted Voting Shares on the date on which the notice of redemption is given exceeds 125% of the Conversion Price. On and after December 16, 2008 the New Debentures will be redeemable at any time at par plus accrued and unpaid interest. The New Debentures will be subordinated in right of payment to all Senior Indebtedness of Sherritt (as defined in the Circular). See Section 5 of the Circular, "The New Debentures".

In accordance with Sherritt's articles, the Restricted Voting Shares will become "common shares" on or before November 24, 2005. See Schedule "A" to the Circular, "Description of Share Capital, Debentures and Senior Debentures".

The TSX has conditionally approved the listing of the New Debentures and the Restricted Voting Shares issuable upon the conversion of the New Debentures on the TSX, subject to Sherritt fulfilling all of the listing requirements of the TSX.

Comparison of the Terms of the New Debentures and the Debentures

The following table is a summary only and does not address all of the attributes and characteristics of the New Debentures and the Debentures.

	New Debentures	Debentures
Issuer:	Sherritt International Corporation	Sherritt International Corporation
Securities:	Up to $300,000,000 principal amount of 7% convertible unsecured subordinated debentures due 2013.	$600,000,000 principal amount of 6% convertible unsecured subordinated debentures due 2006.
Principal Amount:	Assuming maximum exchange, $300,000,000.	$600,000,000 currently outstanding. Assuming maximum exchange, $300,000,000 to remain outstanding after giving effect to the Offer.
Maturity Date:	December 15, 2013.	December 15, 2006.
Coupon:	7% per annum, payable in cash (or, in certain circumstances, in Restricted Voting Shares), semi-annually, in arrears.	6% per annum, payable in cash (or, in certain circumstances, in Restricted Voting Shares), semi-annually, in arrears.
Ranking:	Direct unsecured obligations of the Company. Rank equally with Debentures.	Direct unsecured obligations of the Company. Rank equally with New Debentures.
Conversion:	Each $1,000 principal amount of the New Debentures will be convertible at any time prior to their maturity date or the date fixed for redemption, at the option of the holder, into 142.8571 Restricted Voting Shares, representing a conversion price of $7.00 per share (subject to adjustment in certain events).	Each $1,000 principal amount of the Debentures is convertible at any time prior to their maturity date or the date fixed for redemption, at the option of the holder, into 113.9601 Restricted Voting Shares, representing a conversion price of $8.775 per share (subject to adjustment in certain events).

	New Debentures	Debentures
Redemption:	The New Debentures will not be redeemable by the Company at any time prior to December 16, 2006. From December 16, 2006 up to December 15, 2008, the New Debentures will be redeemable in whole or in part at the option of the Company, on not more than 60 days and not less than 30 days prior notice, at par plus accrued and unpaid interest, provided that the Current Market Price of the Restricted Voting Shares on the date on which the notice of redemption is given exceeds 125% of the Conversion Price. From and after December 16, 2008, the New Debentures will be redeemable at par plus accrued and unpaid interest without restriction.	The Debentures are not redeemable by the Company unless the Current Market Price of the Restricted Voting Shares on the date on which such notice of redemption is first given is not less than the price as specified in the table below: Year ending December 15, 2003 $9.87 Year ending December 15, 2004 $9.48 Year ending December 15, 2005 $9.13 Year ending December 15, 2006 $8.78
Share Payment Option:	Sherritt may elect, at its option, to satisfy its obligation to repay the principal amount of the outstanding New Debentures on maturity or redemption, or to pay any interest payment payable in respect of the New Debentures, by delivering freely tradeable Restricted Voting Shares to the Trustee in accordance with the New Trust Indenture.	Sherritt may elect, at its option, to satisfy its obligation to repay the principal amount of the outstanding Debentures on maturity or redemption, or to pay any interest payment payable in respect of the Debentures, by delivering freely tradeable Restricted Voting Shares to the Trustee in accordance with the Original Trust Indenture.
Purchase for Cancellation:	Sherritt may purchase New Debentures for cancellation in the market or by tender or private contract at any time subject to applicable regulatory requirements.	Sherritt may purchase Debentures for cancellation in the market or by tender or private contract at any time subject to applicable regulatory requirements, provided that the price at which any such debenture is purchased does not exceed its principal amount, together with accrued and unpaid interest and costs of purchase.
Listing:	The TSX has conditionally approved the listing of the New Debentures, subject to the satisfaction of listing requirements. Listing is subject to Sherritt fulfilling all of the requirements of the TSX on or before January 23, 2004. The New Debentures will trade on the TSX under the symbol "S.DB.A".	The Debentures trade on the TSX under the symbol "S.DB".

Background to the Offer	Sherritt is a profitable company with a strong and well capitalized balance sheet. It has significant cash on hand and profitable operations generating cash flow in excess of its capital requirements, favourable growth prospects and a relatively conservative level of long term debt. The Debentures, which mature in 2006, represent the single largest component of the Company's debt structure. Sherritt believes that its existing liquidity and operating cash flow, given current commodity prices for its principal products, will enable it to repay or, if appropriate, refinance the existing Debentures when they become due in 2006. Sherritt remains committed to funding growth in its coal and coal related businesses. Sherritt also expects to use its enhanced liquidity, together with a portion of its operating cash flow, net of any required sustaining capital expenditures, to prudently fund expansion opportunities in its metals, oil and power businesses. Sherritt believes that the current macroeconomic environment offers favourable prospects for growth for each of its principal businesses. This Offer, if fully subscribed, will provide significant capital and financial flexibility to allow Sherritt to pursue a greater number of such opportunities.
Benefits of Offer to Debentureholders	By completing the Offer, Sherritt believes that Debentureholders will benefit from the following: **Higher Interest Rate:** The New Debentures will have an interest rate of 7% compared to a 6% interest rate on the Debentures. **Lower Conversion Price:** The conversion price of the New Debentures will be $7.00 per Restricted Voting Share (being 142.8571 Restricted Voting Shares per $1,000 principal amount of New Debentures), while the conversion price for the Debentures is $8.775 per Restricted Voting Share (being 113.9601 Restricted Voting Shares per $1,000 principal amount of Debentures). **Extended Term:** While the maturity date for the Debentures is December 15, 2006, the maturity date for the New Debentures will be December 15, 2013, therefore affording New Debentureholders a longer conversion period. **Not Redeemable Until at Least December 15, 2006:** Holders of the New Debentures will have the opportunity to achieve an attractive cash yield for an extended period on a protected basis. The New Debentures are not redeemable for the first three years and only redeemable in years four and five if certain share price trading levels are met. **Offer is at a Premium to Historic Trading Levels:** The New Debentures are being offered at par value, representing a premium to historic trading levels of the Debentures. **Debentureholders' Interests More Closely Aligned with Equityholders' Interests:** Whereas the Debentures effectively trade as non-convertible, unsecured, subordinated debt, the New Debentures will have a convertibility feature that will provide Debentureholders with an opportunity to benefit more directly from an increase in value of the Restricted Voting Shares. Sherritt believes that its business prospects are compelling and are continuing to improve in the current environment of strong and rising commodity prices.
Position of Sherritt and its Board of Directors	**Sherritt and its Board of Directors believe the Offer is in the best interests of the Company and Debentureholders and recommend that Debentureholders tender their Debentures to the Offer.** In their deliberations, the Board of Directors of Sherritt considered, among other factors, the Company's strategic alternatives, the interests of its shareholders and Debentureholders, the terms and conditions of the

New Debentures, recent and historical trading levels of the Debentures and the opinion of National Bank Financial Inc. in respect of the value of the convertibility feature of the Debentures.

Debentureholders are, however, urged to evaluate carefully all information in the Offer including the risks set out in "Risk Factors" in Schedule "A" to the Circular, and to consult their own investment, tax and legal advisors and make their own decisions whether to deposit Debentures to the Offer and, if so, what principal amount of Debentures to deposit.

Expiration Time

The Offer is open for acceptance up to and including 8:00 p.m. (Eastern Standard Time) on December 3, 2003, or such later time and date to which the Offer may be extended by Sherritt (the "Expiration Time").

Payment Date

Subject to the terms and conditions of the Offer, Sherritt will take up Debentures validly deposited under the Offer as soon as practicable after the Expiration Time, and in any event within 10 days after the Expiration Time, and will issue the New Debentures in exchange for the Debentures within three business days thereafter.

How to Deposit Debentures

A registered Debentureholder wishing to accept the Offer must deposit the accompanying Letter of Transmittal (on orange paper) or a manually executed photocopy thereof and deposit it, together with the Debentures to be deposited, in accordance with the instructions in the Letter of Transmittal. **Any Debentureholder having Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if he or she desires to deposit such Debentures.**

Debentureholders wishing to deposit Debentures under the Offer must deposit Debentures with a principal amount of $1,000 or an integral multiple thereof given that, under the terms of the New Trust Indenture, New Debentures will only be issued in integral multiples of $1,000.

If an aggregate principal amount of Debentures greater than $300,000,000 is deposited pursuant to the Offer and not withdrawn, the deposited Debentures will be exchanged on a *pro rata* basis according to the aggregate principal amount of Debentures deposited.

Brokerage Commissions

No fee or commission will be payable by any Debentureholder that deposits Debentures directly with the Depositary pursuant to the Offer.

Conditions of the Offer

Sherritt reserves the right to withdraw the Offer and not take up and exchange Debentures deposited under the Offer unless the conditions described in Section 5 of the Offer, "Conditions of the Offer", are satisfied or waived, including the condition that not less than $150,000,000 aggregate principal amount of Debentures be deposited under the Offer and not withdrawn at the Expiration Time. These conditions will be for the exclusive benefit of Sherritt and may be waived in whole or in part at its sole option at any time.

Withdrawal Rights

Deposited Debentures may be withdrawn at any time up to and including 8:00 p.m. (Eastern Standard Time) on December 3, 2003, and in other circumstances described in Section 4 of the Offer, "Withdrawal Rights".

Tax Considerations

Debentureholders should consider carefully the income tax consequences of accepting the Offer. See Section 15 of the Circular, "Certain Canadian Income Tax Consequences".

Depositary	Sherritt has appointed CIBC Mellon to act as depositary (the "Depositary") in connection with the Offer.
Further Information Regarding the Offer	Contact the Depositary, any of National Bank Financial Inc., BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Paradigm Capital Inc., Peters & Co. Limited or Salman Partners Inc. (together, the "Dealer Managers") or consult your broker. The address, telephone and facsimile numbers of the Depositary and the telephone numbers of the Dealer Managers are set out on the back cover of the Offer and accompanying Circular and in the Letter of Transmittal.
Solicitation Fees	The Company has agreed to pay to each Soliciting Dealer (as defined in the Circular) whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Debentures a fee of $6.00 for each $1,000 principal amount of Debentures deposited, taken up and exchanged by the Company under the Offer. The aggregate amount payable with respect to any single depositing Debentureholder will not be less than $90 (providing that such depositing Debentureholder deposits a minimum of $10,000 principal amount of Debentures) nor more than $1,500.
Risk Factors	**An investment in the New Debentures involves certain risks including: risks related to Sherritt's investments in Cuba; the U.S. embargo and the Helms-Burton Act; global warming concerns and Kyoto Protocol may restrict coal-fired electricity generation; pricing and foreign exchange risks; uncertainty of reserve estimates; uncertainty of oil and gas exploration and development programs; mining risks; reliance on single customers; failure of the development of an active market for the New Debentures; and prior ranking indebtedness. See "Risk Factors" in Schedule "A" to the Circular.**

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF SHERRITT AS TO WHETHER DEBENTUREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING DEBENTURES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SHERRITT.

GLOSSARY

In the Offer and the Circular, unless the subject matter or context is inconsistent therewith or unless otherwise provided, the following terms have the meanings set forth below:

"**affiliate**" unless otherwise indicated, has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**associate**" unless otherwise indicated, has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Board of Directors**" means the board of directors of Sherritt.

"**business day**" means any day other than a Saturday, Sunday or federal or Ontario statutory holiday.

"**CDS**" means The Canadian Depositary for Securities Limited.

"**CIBC Mellon**" means CIBC Mellon Trust Company.

"**Company**" means Sherritt.

"**Current Market Price**" at any date means the weighted average trading price per share for Restricted Voting Shares for the 20 consecutive Trading Days ending on the fifth Trading Day before such date on the TSX, or, if the Restricted Voting Shares are not listed thereon, on such stock exchange on which the shares are listed as may be selected for such purpose by the Board of Directors or, if the Restricted Voting shares are not listed on any stock exchange, then on the over-the-counter market; and for the purpose of this definition, the weighted average price shall be determined by dividing the aggregate sale price of all Restricted Voting Shares sold during such period of 20 consecutive trading days on such exchange or market, as the case may be, by the total number of Restricted Voting Shares so sold.

"**Dealer Managers**" means National Bank Financial Inc., BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Paradigm Capital Inc., Peters & Co. Limited and Salman Partners Inc.

"**Debentureholder**" means a holder of Debentures.

"**Debentures**" means the existing 6% convertible unsecured subordinated debentures of Sherritt due December 15, 2006 and governed by the terms and conditions of the Original Trust Indenture.

"**Depositary**" means CIBC Mellon.

"**Deposited Debentures**" means Debentures validly deposited pursuant to the Offer.

"**Effective Date**" means, with respect to any Debentures taken up and exchanged by Sherritt pursuant to the Offer, the first date upon which Debentures are taken up and exchanged by Sherritt.

"**Eligible Institution**" means a Schedule I Canadian chartered bank, a major trust company in Canada, a trust company or commercial bank having an office, branch or agency in Toronto, Ontario, a member firm of a recognized stock exchange in Canada or the Investment Dealers Association of Canada, a member of the Securities Transfer Agents Medallion Program (STAMP) or a member of the Stock Exchange Medallion Program (SEMP).

"**Expiration Time**" means 8:00 p.m. (Eastern Standard Time) on December 3, 2003, or such later time and date to which the Offer may be extended by Sherritt pursuant to Section 9 of the Offer, "Extension and Variation of the Offer".

"**Letter of Transmittal**" means the letter of transmittal (on orange paper) in the form accompanying the Offer and the Circular.

"**New Debentureholder**" means a holder of New Debentures.

"**New Debentures**" means the 7% convertible unsecured subordinated debentures due December 15, 2013 to be issued by Sherritt in exchange for Debentures pursuant to the Offer.

"**New Trust Indenture**" means the trust indenture between Sherritt and CIBC Mellon to be dated on or before the Effective Date in respect of the New Debentures.

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery on green paper in the form accompanying the Offer.

"**Offer**" means the offer made by Sherritt to exchange up to $300,000,000 aggregate principal amount of the outstanding Debentures for up to $300,000,000 principal amount of New Debentures.

"**Original Trust Indenture**" means the trust indenture made in respect of the Debentures dated as of November 28, 1996 between Sherritt and the R-M Trust Company (now CIBC Mellon).

"**person**" unless otherwise indicated, has the meaning ascribed thereto in the *Securities Act* (Ontario).

"**Restricted Voting Share**" means a restricted voting share of Sherritt.

"**Senior Indebtedness**" means the principal of and the interest and premium, if any, on and other amounts in respect of all indebtedness of Sherritt for: (i) moneys borrowed or raised by whatever means (including, without limitation, by means of acceptances, debt instruments and finance leases and any liability evidenced by bonds, debentures, notes or similar instruments); (ii) the deferred purchase price of assets or services; or (iii) any trade debts, other than indebtedness which, by the terms of the instrument creating or evidencing the indebtedness or pursuant to which such indebtedness is outstanding, is expressed to be *pari passu* with, or subordinate in right of payment to, the New Debentures.

"**Sherritt**" means Sherritt International Corporation, a corporation incorporated under the laws of New Brunswick.

"**Sherritt Senior Debentures**" means the 9.875% senior unsecured notes of Sherritt due March 31, 2010.

"**Soliciting Dealer Managers**" means the soliciting dealer group formed by the Dealer Managers. See Section 20 of the Circular, "Dealer Managers".

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Trading Day**" means any trading day on which trading occurs on the TSX.

"**Trustee**" means CIBC Mellon in its capacity as trustee under the New Trust Indenture.

"**TSX**" means the Toronto Stock Exchange.

OFFER TO EXCHANGE

To: Holders of 6% convertible unsecured subordinated debentures due December 15, 2006 of Sherritt International Corporation

1. The Offer

Sherritt hereby offers to exchange, on and subject to the terms and conditions hereinafter specified, up to $300,000,000 aggregate principal amount of Debentures. The Offer is for the exchange of up to $300,000,000 aggregate principal amount of its outstanding Debentures for up to $300,000,000 principal amount of New Debentures, with each $1,000 principal amount of Debentures being exchanged for $1,000 principal amount of New Debentures, plus any accrued and unpaid interest on those Debentures exchanged, up to and including the date immediately prior to the date on which such Debentures are taken up and exchanged under the Offer, subject to any applicable withholding tax. The New Debentures will be issued under the New Trust Indenture whose terms, other than in respect of an increased interest rate, a lower conversion price, an extended maturity date and amended redemption and repurchase terms, will be substantially similar in form and substance to the terms of the Original Trust Indenture, which governs the Debentures. See Section 5 of the Circular, "The New Debentures".

If the aggregate principal amount of Debentures properly deposited and not withdrawn at the Expiration Time pursuant to the Offer is not less than $150,000,000 and not more than $300,000,000, Sherritt will, upon the terms and subject to the conditions of the Offer, exchange all such Deposited Debentures, plus pay accrued and unpaid interest on such Debentures (subject to any applicable withholding tax) up to and including the date immediately prior to the Effective Date.

If, at the Expiration Time, more than $300,000,000 aggregate principal amount of Debentures is properly deposited and not withdrawn, Sherritt will, upon the terms and subject to the conditions of the Offer, exchange on a *pro rata* basis (calculated to the nearest whole $1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures or New Debentures while ensuring that $300,000,000 aggregate principal amount of New Debentures are issued), $300,000,000 aggregate principal amount of Debentures, plus accrued and unpaid interest up to and including the date immediately prior to the Effective Date, from the Deposited Debentures. Sherritt will return all Debentures not exchanged under the Offer, including Debentures not exchanged because of proration. Depositing Debentureholders will not be obligated to pay brokerage fees or commissions on the acquisition of Debentures by Sherritt pursuant to the Offer. Sherritt's determination as to proration shall be final and binding on all parties.

THE OFFER IS CONDITIONAL UPON NOT LESS THAN $150,000,000 AGGREGATE PRINCIPAL AMOUNT OF DEBENTURES BEING DEPOSITED AND NOT WITHDRAWN AT THE EXPIRATION TIME. THE OFFER IS SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5 OF THE OFFER, "CONDITIONS OF THE OFFER".

Sherritt and its Board of Directors believe the Offer is in the best interests of the Company and Debentureholders and recommend that Debentureholders deposit their Debentures pursuant to the Offer. In their deliberations, the Board of Directors of Sherritt considered, among other factors, the Company's strategic alternatives, the interests of its shareholders and Debentureholders, the premium being offered to Debentureholders in light of recent and historical trading levels and the opinion of one of its financial advisors in respect of the value of the convertibility feature of the Debentures. Debentureholders are, however, urged to evaluate carefully all information in the Offer including the risks set out in "Risk Factors" in Schedule "A" to the Circular, and to consult their own investment, tax and legal advisors and make their own decisions whether to deposit Debentures to the Offer and, if so, what principal amount of Debentures to deposit.

Debentureholders should carefully consider the income tax consequences of accepting the Offer. See Section 15 of the Circular, "Certain Canadian Income Tax Consequences".

As at October 27, 2003, the last day of trading prior to the printing of the Circular, there were outstanding Debentures in the aggregate principal amount of $600,000,000. On October 27, 2003, the closing price of the Debentures on the TSX was $96.01 for each $100 principal amount of Debentures and the closing price of the

Restricted Voting Shares was $5.05. Debentureholders are urged to obtain current market quotations for the Debentures and Restricted Voting Shares. See Section 6 of the Circular, "Price Range and Trading Volume".

The accompanying Circular (including its schedules), which is incorporated into and forms part of the Offer, and Letter of Transmittal and Notice of Guaranteed Delivery contain important information which should be read carefully before making a decision with respect to the Offer.

2. Expiration Time

The Offer is open for acceptance up to and including 8:00 p.m. (Eastern Standard Time) on December 3, 2003, unless withdrawn by Sherritt, or until such later time and date to which the Offer may be extended by Sherritt (the "Expiration Time"). See Section 9 of the Offer, "Extension and Variation of the Offer".

3. Procedure for Depositing Debentures

Proper Deposit of Debentures. To deposit Debentures pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees and all other documents required by the Letter of Transmittal must be received by the Depositary at its Toronto office identified on the Letter of Transmittal and on the back cover of the Offer and accompanying Circular, on or before the Expiration Time, or (ii) the guaranteed delivery procedure described below must be followed. **Participants of The Canadian Depository for Securities Limited ("CDS") should contact such depositary with respect to the deposit of their Debentures under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Debentures under the terms of the Offer.**

Partial Tenders. A Debentureholder desiring to deposit only a portion of the aggregate principal amount of a Debenture may do so, subject to the restriction set out below, by depositing a Debenture in the manner described above and indicating in the accompanying Letter of Transmittal the portion of the principal amount thereof that the Debentureholder wishes to deposit to the Offer. Sherritt shall, as soon as practicable following the completion of the Offer, issue a Debenture to such Debentureholder to evidence the remaining principal amount of the Deposited Debenture retained by the Debentureholder.

In order to comply with the terms of both the Original Trust Indenture and the New Trust Indenture, Debentureholders wishing to accept the Offer in respect of a portion, but not all, of the principal amount of a Debenture, may do so, provided that the principal amount of Debentures deposited to the Offer is in a denomination of $1,000 or an integral multiple thereof. Sherritt will not exchange any fractional Debentures.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered owner of the Debentures exactly as the name of the registered holder appears on the certificate deposited therewith, and the New Debenture(s) and the payment of any accrued and unpaid interest is to be delivered or made directly to such registered holder, or (ii) Debentures are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Debentures is registered in the name of a person other than the signer of a Letter of Transmittal, or if the New Debenture(s) is to be delivered, or if payment is to be made or a certificate representing a Debenture not exchanged or deposited is to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

A Debentureholder who wishes to deposit Debentures under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Debentures under the Offer.

Method of Delivery. **The method of delivery of Debentures and all other required documents is at the option and risk of the depositing Debentureholder. If certificates for Debentures are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be**

made sufficiently in advance of the Expiration Time to permit delivery to the Depositary on or prior to such time. Delivery will only be made upon actual receipt of such Debentures by the Depositary.

Guaranteed Delivery. If a Debentureholder wishes to deposit Debentures pursuant to the Offer and cannot deliver certificates representing such Debentures or time will not permit all required documents to reach the Depositary, in each case, at or before the Expiration Time, such Debentures may nevertheless be deposited pursuant to the Offer if all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (on green paper) (or a manually executed photocopy thereof) is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery not later than the Expiration Time; and

(c) the certificate or certificates representing all Deposited Debentures in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Debentures, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 5:00 p.m. (Eastern Standard Time) on the third Trading Day after the date on which the Expiration Time occurs.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, the exchange of New Debentures for Deposited Debentures accepted for exchange pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Debentures, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Deposited Debentures, with signatures guaranteed if so required and all other documents required by the Letter of Transmittal. If a Debenture certificate has been lost or destroyed, please follow the procedure described in the Letter of Transmittal for obtaining replacement certificates.

Determination of Validity. All questions as to principal amount of Debentures to be accepted, proration, the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Debentures will be determined by Sherritt, in its sole discretion, which determination shall be final and binding on all parties. Sherritt reserves the absolute right to reject any and all deposits of Debentures determined by it not to be in proper form or the acceptance for exchange of or payment for which may, in the opinion of Sherritt's counsel, be unlawful. Sherritt also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Debentures. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Sherritt, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Sherritt's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. Sherritt reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will interest be paid by Sherritt or the Depositary by reason of any delay in exchanging any Debentures or in making payment of interest to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Debentures to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore exchange and/or payment by the Depositary on account of such Debentures is not made until after the date the exchange of Deposited Debentures accepted for exchange pursuant to the Offer for New Debentures is made by Sherritt.

Formation of Agreement. The proper deposit of Debentures pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Debentureholder and Sherritt, effective immediately following the Expiration Time, upon the terms and subject to the conditions of the Offer.

4. Withdrawal Rights

Except as otherwise provided in this Section, all deposits of Debentures to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any Deposited Debentures may be withdrawn by or on behalf of the depositing Debentureholder:

(a) at any time up to and including 8:00 p.m. (Eastern Standard Time) on December 3, 2003;

(b) at any time where the Deposited Debentures have not been taken up by Sherritt prior to the receipt by the Depositary of an effective notice of withdrawal in respect of such Debentures;

(c) if the Debentures have not been exchanged by Sherritt within three business days after having been taken up; or

(d) at any time before the expiration of 10 days from the date upon which either:

(i) a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Debentureholder to accept or reject the Offer (other than a change that is not within the control of Sherritt or an affiliate of Sherritt), in the event that such change occurs at or before the Expiration Time or after the Expiration Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii) a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Debentures where the time for deposit of Debentures is not extended for more than 10 days),

is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such Deposited Debentures have not been taken up by Sherritt at the date of the notice.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Debentures. Any such notice of withdrawal must (i) be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Debentures to be withdrawn, and (ii) specify the principal amount of Debentures to be withdrawn, the name of the registered holder and the certificate number shown on each Debenture to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Debentures exactly as the name of the registered holder appears on the certificate representing Debentures deposited with the Letter of Transmittal or if the Debentures were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. **A withdrawal of Debentures deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.**

All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal shall be determined by Sherritt in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on Sherritt, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.

Any Debentures properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Debentures may be re-deposited at any subsequent time prior to the Expiration Time by again following any of the procedures described in Section 3 of the Offer, "Procedure for Depositing Debentures".

If Sherritt extends the period of time during which the Offer is open, is delayed in taking up or exchanging the Debentures or is unable to take up or exchange Debentures for any reason, then, without prejudice to Sherritt's other rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Sherritt all Deposited Debentures, and such Debentures may not be withdrawn except to the extent that depositing Debentureholders are entitled to withdrawal rights as set forth in this Section or pursuant to applicable law.

5. Conditions of the Offer

Notwithstanding any other provision of the Offer, Sherritt shall not be required to accept for exchange or exchange any Deposited Debentures and may terminate or cancel the Offer or may postpone the exchange of any Deposited Debentures if, at any time on or after October 28, 2003 and at or before the exchange of any such Debentures, any of the following events shall have occurred (or shall have been determined by Sherritt to have occurred) which, in Sherritt's sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for exchange:

(a) at the Expiration Time there shall be deposited under the Offer and not withdrawn less than $150,000,000 aggregate principal amount of Debentures;

(b) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for exchange for some or all of the Debentures by Sherritt, the issuance of the New Debentures or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of Sherritt, has or may have a material adverse effect on the Debentures or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Sherritt or its subsidiaries taken as a whole or may materially impair the contemplated benefits of the Offer to Sherritt;

(c) there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Sherritt or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction, that, in the sole judgment of Sherritt might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (b) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to Sherritt of the Offer;

(d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of Sherritt, might affect the extension of credit by banks or other lending institutions, (v) a significant increase or decrease in the market price of the Debentures or Restricted Voting Shares since the close of business on October 28, 2003, (vi) any material change in short-term or long-term interest rates, and (vii) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on Sherritt's business, operations or prospects or the trading in, or value of, the Debentures or the Restricted Voting Shares;

(e) any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of Sherritt or its subsidiaries that, in the sole judgment of Sherritt, has or may have material adverse significance with respect to Sherritt or its subsidiaries taken as a whole;

(f) any take-over bid or tender or exchange offer with respect to some or all of the securities of Sherritt, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving Sherritt or any of its affiliates, other than the Offer, shall have been proposed, announced or made by any individual or entity other than Sherritt;

(g) Sherritt shall have determined, in its sole judgment, that there shall exist any prohibition at law against Sherritt making the Offer or taking up and exchanging Deposited Debentures and issuing the New Debentures;

(h) Sherritt shall have concluded that exemptions from the valuation requirements under applicable securities legislation in Canada are not available to Sherritt for the Offer and, if required under any such legislation, Sherritt shall not have received exemptions or waivers of the appropriate Canadian securities regulatory authorities from such requirements in respect of the Offer or, if such exemption or waiver shall have been received, they shall have been, in each case in the sole judgement of Sherritt, revoked, rescinded, amended in a manner that is detrimental to Sherritt or a Debentureholder, or made ineffective; or

(i) any change shall have occurred or been proposed to the Tax Act or to the published administrative policies of the Canada Customs and Revenue Agency that, in the opinion of Sherritt, is detrimental to Sherritt or a Debentureholder.

The condition described in (a) above, requiring a minimum $150,000,000 aggregate principal amount of Debentures being deposited and not withdrawn, has been implemented by the Company in order to ensure an adequate level of liquidity of the New Debentures.

Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Sherritt, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the applicable securities regulatory authorities. If the Offer is withdrawn, Sherritt shall not be obligated to take up, accept for exchange or exchange any Deposited Debentures, and the Depositary will return all certificates for Deposited Debentures and relevant Letters of Transmittal and any related documents to the parties by whom they were deposited.

The foregoing conditions are for the sole benefit of Sherritt and may be asserted by Sherritt in its sole discretion regardless of the circumstances (including any action or inaction by Sherritt) giving rise to any such conditions, or may be waived by Sherritt, in its sole discretion, in whole or in part at any time. The failure by Sherritt at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Sherritt concerning the events described in this Section 5 shall be final and binding on all parties.

6. Acceptance for Exchange and Exchange of Deposited Debentures

Upon the terms and subject to the conditions of the Offer (including proration), Sherritt will become obligated to take up Deposited Debentures as soon as practicable after the Expiration Time, but in any event not later than 10 days from the Expiration Time. Sherritt will exchange New Debentures for Debentures and pay the accrued and unpaid interest on such exchanged Debentures taken up as soon as possible, but in any event not later than three business days after taking up the Debentures.

Sherritt will be deemed to have taken up and accepted for exchange, subject to proration, Debentures validly deposited and not withdrawn pursuant to the Offer as, if and when Sherritt gives oral (to be confirmed in writing) or written notice to the Depositary to that effect.

The Debentures taken up and exchanged by Sherritt will be immediately cancelled by Sherritt.

7. Exchange

Sherritt will exchange New Debentures for Deposited Debentures by issuing to, or on behalf of each depositing Debentureholder, New Debentures on the basis set forth in this Offer, and by providing the

Depositary with sufficient certificates representing the New Debentures for transmittal to depositing Debentureholders.

In the event of proration of Deposited Debentures pursuant to the Offer, Sherritt will determine the proration factor for those Deposited Debentures accepted for exchange as soon as practicable after the Expiration Time. However, Sherritt does not expect to be able to announce the final results of any such proration until approximately three Trading Days after the Expiration Time.

The Depositary will act as the agent of persons who have deposited Debentures in acceptance of the Offer for the purpose of receiving New Debenture certificates from Sherritt and transmitting such New Debenture certificates to such persons, and receipt thereof by the Depositary will be deemed to constitute receipt thereof by persons depositing Debentures pursuant to the Offer.

Settlement will be made by the Depositary issuing or causing to be issued to each Debentureholder who has validly deposited and not withdrawn Debentures under the Offer a certificate representing the New Debentures to which such Debentureholder is entitled by first class insured mail, postage prepaid. Unless otherwise directed by the Letter of Transmittal, the certificate for such New Debentures will be issued in the name of the registered holder of the Debentures so deposited. Unless a Debentureholder depositing Debentures instructs the Depositary to hold the certificate for such New Debentures for pick-up by checking the appropriate box on the Letter of Transmittal, certificates will be forwarded by first class insured mail to such Debentureholder at the address specified in the Letter of Transmittal. If no address is therein specified, certificates will be forwarded to the address of the Debentureholder as shown on the register maintained in respect of the Debentures. Certificates mailed in accordance with this paragraph will be deemed to have been delivered at the time of mailing.

Depositing Debentureholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Debentures directly with the Depositary.

8. Payment of Interest on Exchanged Debentures

Payment of accrued and unpaid interest (subject to withholding tax) on those Debentures exchanged, for the period up to and including the date immediately prior to the date on which such Debentures are taken up and exchanged under the Offer, will be made by depositing such amount with the Depositary, which will act as agent for the depositing Debentureholder for the purpose of receiving such interest payment from Sherritt and transmitting such payment to the depositing Debentureholder. Under no circumstances will interest be paid by Sherritt or the Depositary to persons depositing Debentures by reason of any delay in exchanging any Debentures.

The accrued and unpaid interest up to and including the date immediately prior to the date on which Deposited Debentures are taken up and exchanged by Sherritt pursuant to the Offer will be paid by cheque issued to the order of the person signing the relevant Letter of Transmittal or to the order of such other person as identified in such Letter of Transmittal. In the absence of an address being provided, cheques will be forwarded to the address of the person as shown on the register of Debentures.

9. Extension and Variation of the Offer

The Offer is open for acceptance up to and including, but not after, the Expiration Time.

Sherritt expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer, "Conditions of the Offer", shall have occurred, at any time and from time to time while the Offer is open for acceptance, to extend the Expiration Time or to vary the Offer by giving written or oral notice to be confirmed in writing of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of such notice in the manner set forth in Section 13 of the Offer, "Notice", to all Debentureholders whose Debentures have not been taken up prior to the extension or variation. Sherritt shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation and provide or cause to be provided a copy of the notice thereof to the TSX and the applicable securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

Where the terms of the Offer are varied, the period during which Debentures may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to Debentureholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by applicable securities regulatory authorities.

If on or before the Expiration Time, or after the Expiration Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect a decision of a Debentureholder to accept or reject the Offer (other than a change that is not within the control of Sherritt or an affiliate of Sherritt), Sherritt will give written notice of such change to the Depositary at its principal office in Toronto, and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 13 of the Offer, "Notice", to all Debentureholders whose Debentures have not been taken up under the Offer at the date of the occurrence of the change. As soon as possible after giving notice of a change in information to the Depositary, Sherritt will make a public announcement of the change in information and provide a copy of the notice thereof to the TSX and the applicable regulatory authorities. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

Notwithstanding the foregoing, the Offer may not be extended by Sherritt if all of the terms and conditions of the Offer have been complied with, except those waived by Sherritt, unless Sherritt first takes up and exchanges all Deposited Debentures, subject to proration.

If, in the unlikely event prior to the Expiration Time, a variation in the terms of the Offer increases the consideration offered to Debentureholders by Sherritt in its sole discretion, such increase shall be applicable to all Debentureholders whose Debentures are taken up pursuant to the Offer.

During any such extension or in the event of any variation, all Debentures previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for exchange by Sherritt in accordance with the terms of the Offer, subject to Section 4 of the Offer, "Withdrawal Rights". An extension of the Expiration Time, a variation of the Offer or a change in information does not constitute a waiver by Sherritt of its rights under Section 5 of the Offer, "Conditions of the Offer".

Sherritt also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for exchange any Debentures not theretofore accepted for exchange upon the occurrence of any of the conditions specified in Section 5, "Conditions of the Offer" or (ii) at any time or from time to time to amend the Offer in any respect, including increasing or decreasing the principal amount of Debentures Sherritt may exchange.

10. Return of Deposited Debentures

Any Deposited Debentures not exchanged by Sherritt will be returned at Sherritt's expense promptly after the Expiration Time or termination of the Offer. Such Deposited Debentures (and other relevant documents) will be forwarded by first class mail to the address specified in the Letter of Transmittal, unless the person who deposited the Debentures instructs Sherritt to hold the Debentures for pick-up by checking the appropriate box in the Letter of Transmittal. If no address is specified therein, Debentures will be forwarded to the address shown on the register maintained in respect of the Debentures.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular and the Letter of Transmittal, certificates for New Debentures, cheques in payment of accrued and unpaid interest owing on Deposited Debentures taken up and exchanged by Sherritt pursuant to the Offer and certificates for any Debentures to be returned will not be mailed if Sherritt determines that delivery thereof by mail may be delayed. Persons entitled to certificates and/or cheques which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Deposited Debentures were delivered until such time as Sherritt has determined that delivery by mail will no longer be delayed. Sherritt shall provide notice of any such determination not to mail under this Section 11 as soon as reasonably practicable after the making of such determination. The deposit of certificates and cheques with the Depositary in such circumstances shall constitute delivery to the persons entitled thereto.

12. Liens; Interest

Debentures acquired pursuant to the Offer shall be acquired by Sherritt free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any interest which may be paid or transferred on or in respect of such Debentures to Debentureholders of record on or prior to the date upon which the Debentures are taken up and exchanged under the Offer shall be for the account of such Debentureholders. Each Debentureholder of record on that date will be entitled to receive that interest, whether or not such Debentureholder deposits Debentures pursuant to the Offer.

The depositing Debentureholder will be bound by a representation and warranty that such Debentureholder has full power and authority to deposit, sell, assign and transfer the deposited Debentures and that if the Deposited Debentures are accepted for exchange by Sherritt, Sherritt will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

13. Notice

Except as otherwise provided in the Offer, any notice to be given by Sherritt or the Depositary pursuant to the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered holders of Debentures at their respective addresses as shown on the register maintained in respect of the Debentures and, except as otherwise provided in the Offer, will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Debentureholders, and (ii) any interruption of mail service in Canada or in the United States following mailing. In the event of any interruption of mail service following mailing, Sherritt will use reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or in the United States are not open for the deposit of mail, any notice which Sherritt or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Debentureholders if it is given to the TSX for dissemination and if it is published (i) once in the National Edition of The Globe and Mail, and (ii) once, if possible, in daily newspapers of general circulation in each of the French and English languages in the City of Montreal, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post.

The Offer will be mailed to registered Debentureholders or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by Sherritt to brokers, investment dealers, banks and similar person whose names, or the names of whose nominees, appear in the register maintained by or on behalf of Sherritt in respect of the Debentures or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Debentures.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto address listed for the Depositary on the Letter of Transmittal.

14. Other Terms of the Offer

A. The Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

B. No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Sherritt other than as contained herein or in the accompanying Circular, and if any such information or representation is given or made, it must not be relied upon as having been authorized by Sherritt.

C. The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer.

D. Sherritt, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer and the validity of any acceptance of the Offer and the validity of any withdrawals of Debentures.

E. The Offer is not being made to nor will deposits be accepted from or on behalf of Debentureholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Sherritt may, in its sole discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to Debentureholders in any such jurisdiction.

The accompanying Circular constitutes the issuer bid circular required under Canadian securities legislation with respect to the Offer.

Dated: October 29, 2003.

SHERRITT INTERNATIONAL CORPORATION

(Signed) DENNIS G. MASCHMEYER
President and Chief Executive Officer

CIRCULAR

The following information is supplied with respect to the accompanying Offer by Sherritt to exchange up to $300,000,000 aggregate principal amount of the outstanding Debentures. Terms defined in the Offer and not otherwise defined herein shall have the same meaning in the Circular. The terms and conditions of the Offer are incorporated in and form part of the Circular.

1. Certain Information Concerning Sherritt

Sherritt International Corporation was incorporated on October 4, 1995 under the laws of New Brunswick under the name Sherritt International Corp. The articles of incorporation were later amended to provide for the Company's current name and capital structure. The principal office of Sherritt is 1133 Yonge Street, Toronto, Ontario M4T 2Y7.

The Company, with assets over $2 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt, directly and through its subsidiaries, has significant interests in thermal coal production, a vertically-integrated nickel/cobalt metals business, oil and gas exploration, development and production, and electricity generation. Sherritt also has interests in soybean-based food processing, tourism and agriculture.

Schedule "A" contains additional information regarding Sherritt.

2. Purpose and Effect of the Offer; Background to the Offer

Sherritt is a profitable company with a strong and well capitalized balance sheet. It has significant cash on hand and profitable operations generating cash flow in excess of its capital requirements, favourable growth prospects and a relatively conservative level of long term debt. The Debentures, which mature in 2006, represent the single largest component of the Company's debt structure. Sherritt believes that its existing liquidity and operating cash flow, given current commodity prices for its principal products, will enable it to repay or, if appropriate, refinance the existing Debentures when they become due in 2006.

Sherritt remains committed to funding growth in its coal and coal related businesses. Sherritt also expects to use its enhanced liquidity, together with a portion of its operating cash flow, net of any required sustaining capital expenditures, to prudently fund expansion opportunities in its metals, oil and power businesses.

Sherritt believes that the current macroeconomic environment offers favourable prospects for growth for each of its principal businesses. This Offer, if fully subscribed, will provide significant capital and financial flexibility to allow Sherritt to pursue a greater number of such opportunities.

Sherritt and its Board of Directors believe that the Offer is in the best interests of the Company and Debentureholders and recommend that Debentureholders tender their Debentures to the Offer. In their deliberations, the Board of Directors of Sherritt considered, among other factors, the Company's strategic alternatives, the interests of its shareholders and Debentureholders, the terms and conditions of the New Debentures, recent and historical trading levels and the opinion of National Bank Financial Inc. in respect of the value of the convertibility feature of the Debentures.

Debentureholders are, however, urged to evaluate carefully all information in the Offer including the risks set out in "Risk Factors" in Schedule "A" to the Circular, and to consult their own investment, tax and legal advisors and make their own decisions whether to deposit Debentures to the Offer and, if so, what principal amount of Debentures to deposit.

As of October 27, 2003, Debentures having an aggregate principal amount of $600,000,000 were outstanding. To the knowledge of the directors and senior officers of Sherritt, no person or company beneficially owns, directly or indirectly, more than 10% of the outstanding Debentures.

Canadian securities laws prohibit Sherritt and its affiliates from acquiring any Debentures, other than pursuant to the Offer, until the Expiration Time or termination of the Offer.

Debentureholders should carefully consider the income tax consequences of accepting the Offer. See Section 15 of this Circular, "Certain Canadian Income Tax Consequences".

3. Benefits of the Offer

By completing the Offer, Sherritt believes that Debentureholders will benefit from the following:

Higher Interest Rate: The New Debentures will have an interest rate of 7% compared to a 6% interest rate on the Debentures.

Lower Conversion Price: The conversion price of the New Debentures will be $7.00 per Restricted Voting Share (being 142.8571 Restricted Voting Shares per $1,000 principal amount of New Debentures), while the conversion price for the Debentures is $8.775 per Restricted Voting Share (being 113.9601 Restricted Voting Shares per $1,000 principal amount of Debentures).

Extended Term: While the maturity date for the Debentures is December 15, 2006, the maturity date for the New Debentures will be December 15, 2013, therefore affording New Debentureholders a longer conversion period.

Not Redeemable Until at Least December 15, 2006: Holders of the New Debentures will have the opportunity to achieve an attractive cash yield for an extended period on a protected basis. The New Debentures are not redeemable for the first three years and only redeemable in years four and five if certain share price trading levels are met.

Offer is at a Premium to Historic Trading Levels: The New Debentures are being offered at par value, representing a premium to historic trading levels of the Debentures.

Debentureholders' Interests More Closely Aligned with Equityholders' Interests: Whereas the Debentures effectively trade as non-convertible, unsecured, subordinated debt, the New Debentures will have a convertibility feature that will provide Debentureholders with an opportunity to benefit more directly from an increase in value of the Restricted Voting Shares. Sherritt believes that its business prospects are compelling and are continuing to improve in the current environment of strong and rising commodity prices.

4. Valuations

Valuation Exemption

Sherritt has obtained relief from the applicable Canadian securities regulatory authorities exempting Sherritt from the requirement to provide an independent opinion as to a value or range of values for the Debentures. A valuation would not have been required if the Debentures were not convertible into Restricted Voting Shares. Sherritt's exemption application was based upon a submission that (i) the convertibility feature of the Debentures is of no material value; (ii) the Debentures trade on the TSX like non-convertible, subordinated, unsecured debt based on the underlying creditworthiness of Sherritt, as well as on the implied interest yield of the Debentures which investors can readily compare to other available income-producing securities; (iii) the Debentureholders already know and understand the terms attaching to the Debentures and the basis upon which the Debentures trade, which knowledge, coupled with disclosure in the Offer and Circular, will be sufficient for the Debentureholders to decide whether or not to tender to the Offer; and (iv) the costs of preparing a formal valuation of the Debentures would exceed the benefits to be derived from the formal valuation. Accordingly, it was submitted that the possible benefit to Debentureholders of being provided with a formal valuation does not justify the expense to Sherritt in obtaining one.

In support of its application of October 10, 2003, among other things, Sherritt represented to the applicable Canadian securities regulators that (i) on October 7, 2003, the closing price of the Debentures on the TSX was $960 per $1,000 principal amount; (ii) in the opinion of Sherritt's financial advisor National Bank Financial Inc., an investment dealer, delivered on October 7, 2003 and attached as Schedule "B" to the Circular, the convertibility feature of the Debentures is of no material value and the Debentures trade on the TSX like non-convertible, subordinated, unsecured debt based on the underlying credit worthiness of the Corporation; (iii) over the 12 complete months prior to October 8, 2003, the Debentures traded on the TSX at a price range of $795 to $960 per $1,000 principal amount of Debentures.

Other Valuations

In connection with the acquisition by Sherritt of all of the securities of Sherritt Power Corporation in March 2003, a formal valuation of certain securities of Sherritt Power Corporation and Sherritt (not including the Debentures) was obtained. The full text of the valuation opinion of Paradigm Capital Inc. dated February 25, 2003 was included in the management information circular of Sherritt Power Corporation dated the same day. That circular and opinion can be viewed at www.sedar.com as a document filed by Sherritt Power Corporation. Sherritt does not believe that the valuation opinion of Paradigm Capital Inc., obtained for the purpose of a "going private transaction" of Sherritt Power Corporation, would reasonably be expected to affect the decision of a holder of Debentures whether or not to accept the Offer.

5. The New Debentures

Sherritt could issue up to $300,000,000 aggregate principal amount of New Debentures under the Offer. The New Debentures will be issued under the New Trust Indenture whose terms, other than an increased interest rate, a lower conversion price, an extended maturity date, and amended redemption and repurchase terms, will be substantially similar to those in the Original Trust Indenture. The following is a summary of the material attributes and characteristics of the New Debentures, which does not purport to be complete and is qualified in its entirety by reference to the New Trust Indenture for the full text of these attributes and characteristics. The New Trust Indenture will be available for inspection (in draft form before the first New Debentures are issued and in executed form thereafter) at the principal offices of the Trustee in Toronto.

General

The New Debentures will be dated as of the Effective Date, and bear interest at the rate of 7% per annum payable semi-annually on June 15 and December 15 (or the immediately following business day if any interest payment date would not otherwise be a business day) and will mature on December 15, 2013. The first interest payment will be made on June 15, 2004 and will represent accrued interest from and including the date of issuance of the New Debentures up to but excluding June 15, 2004. Thereafter, interest will be payable semi-annually.

The principal amount and interest on the New Debentures will be paid in lawful money of Canada unless Sherritt exercises its option to pay interest from time to time and the principal amount due on redemption or at maturity by the issue and delivery of Restricted Voting Shares as further described under "Share Payment Option". The New Debentures will be issued in certificated form and only as fully registered debentures in denominations of $1,000 and integral multiples thereof. The register for the New Debentures will be kept at the principal office of the Trustee in Toronto, Ontario.

The New Trust Indenture will provide for the issuance of up to $300,000,000 principal amount of New Debentures.

The New Debentures will be direct, unsecured and subordinated obligations of Sherritt. The New Debentures will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Company as described under "Subordination". The New Debentures will rank *pari passu* among themselves and with the Debentures. The New Trust Indenture will not restrict Sherritt from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The New Debentures will be convertible at the holder's option into fully-paid and non-assessable Restricted Voting Shares at any time prior to the close of business on the business day immediately preceding the maturity date, or, if called for redemption, the business day immediately preceding the date specified for redemption of such New Debentures. The conversion price will be $7.00 per Restricted Voting Share (the "Conversion Price"), being a rate of approximately 142.8571 Restricted Voting Shares for each $1,000 principal amount of New Debentures, subject to adjustment as described below. No adjustment will be made for dividends on

Restricted Voting Shares issuable upon conversion or, except as may be provide in the New Trust Indenture, for interest accrued on New Debentures surrendered for conversion.

Conversion Price Adjustment

Subject to the provisions thereof, the New Trust Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Restricted Voting Shares; (b) the distribution of Restricted Voting Shares to holders of Restricted Voting Shares by way of stock dividend or otherwise (other than an issue of shares to holders of Restricted Voting Shares who have elected to receive dividends in stock in lieu of receiving dividends paid in the ordinary course); (c) the issuance of Restricted Voting Shares in satisfaction of an interest obligation under the Debentures or under the New Debentures, in the latter case as described below in "Share Payment Option"; (d) the issuance of options, rights or warrants to holders of Restricted Voting Shares entitling them to acquire Restricted Voting Shares or other securities convertible into Restricted Voting Shares at less than 95% of the then Current Market Price of the Restricted Voting Shares; and (e) the distribution to all holders of Restricted Voting Shares of any securities or assets (other than cash dividends and certain other distributions as will be specified in the New Trust Indenture). Except as stated above, no adjustment will be made in the Conversion Price on account of the exercise of options under the Company's employee and director stock option plan from time to time or the issuance of Restricted Voting Shares pursuant to any dividend and interest reinvestment plan adopted by the Company from time to time. Sherritt will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

No fractional Restricted Voting Shares will be issued on any conversion but in lieu thereof Sherritt shall satisfy such fractional interest by a cash payment equal to the market price of such fractional interest.

Redemption or Purchase

The New Debentures will not be redeemable at any time prior to December 16, 2006. From December 16, 2006 up to December 15, 2008, the New Debentures will be redeemable in whole or in part at the option of the Company, on not more than 60 days' and not less than 30 days' prior notice, at par plus accrued and unpaid interest, provided that the Current Market Price of the Restricted Voting Shares on the date on which the notice of redemption is given exceeds 125% of the Conversion Price. On and after December 16, 2008, Sherritt may, at its option, subject to giving not more than 60 and not less than 30 days' prior notice, redeem the New Debentures at any time at par, together with accrued and unpaid interest to, but excluding, the date specified for redemption, without restriction. The New Trust Indenture will provide that Sherritt may at its option and subject to applicable regulatory approval (including approval of any stock exchange on which the Restricted Voting Shares are then listed) elect to satisfy payment of the principal amount of the New Debentures on redemption by the issue and payment of Restricted Voting Shares as described under "Share Payment Option".

In the case of redemption of less than all of the New Debentures, the New Debentures to be redeemed will be selected by the Trustee by lot or in such other manner as the Trustee deems equitable, provided that such selection shall be proportionate (to the nearest $1,000).

Sherritt will have the right at any time to purchase the New Debentures: (i) in the market; (ii) by tender; or (iii) by private contract.

Payment Upon Maturity

On maturity, Sherritt will repay the indebtedness represented by the New Debentures by paying to the Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding New Debentures together with accrued and unpaid interest thereon. The New Trust Indenture will provide that Sherritt may, at its option and subject to applicable regulatory approval (including approval of any stock exchange on which the Restricted Voting Shares are then listed), elect to satisfy payment of the principal amount of the New Debentures on maturity, by the issue and payment of Restricted Voting Shares as described under "Share Payment Option".

Share Payment Option

Principal Amount of the New Debentures on Redemption

The New Trust Indenture will provide that Sherritt may, at its option, subject to giving not more than 60 and not less than 30 days' prior notice and subject to receipt of applicable regulatory approval (including approval of any stock exchange on which the Restricted Voting Shares are then listed), elect to satisfy its obligation to repay the principal amount of the New Debentures upon redemption by payment of that number of freely tradeable Restricted Voting Shares obtained by dividing the principal amount of the New Debentures to be redeemed by Sherritt by 95% of the Current Market Price of the Restricted Voting Shares on the date that notice is first given of Sherritt's intention to pay the principal amount of the New Debentures in Restricted Voting Shares on the redemption date.

Principal Amount of the New Debentures at Maturity

The New Trust Indenture will provide that Sherritt may, at its option, subject to giving not more than 60 and not less than 30 days' prior notice and subject to receipt of applicable regulatory approval (including approval of any stock exchange on which the Restricted Voting Shares are then listed), elect to satisfy its obligation to repay the principal amount of the New Debentures at maturity by payment of that number of freely tradeable Restricted Voting Shares obtained by dividing the principal amount of the outstanding New Debentures by 95% of the Current Market Price of the Restricted Voting Shares on the date that notice is first given of the Company's intention to pay the principal amount of the outstanding New Debentures in Restricted Voting Shares at maturity.

Interest on the New Debentures

The New Trust Indenture will provide that the Company may, at its option, on not less than 30 and not more than 60 days' notice and subject to receipt of applicable regulatory approval (including approval of any stock exchange on which the Restricted Voting Shares are then listed), satisfy any interest payment by delivering to the Trustee that number of freely tradeable Restricted Voting Shares obtained by dividing the interest payable on the New Debentures by 95% of the Current Market Price of the Restricted Voting Shares on the date notice is first given of Sherritt's intention to satisfy an interest payment by delivering Restricted Voting Shares. If the Company elects to make any interest payment in Restricted Voting Shares, the Trustee will, as soon as practicable after receiving notice to that effect from the Company, notify the registered holders of New Debentures who will be entitled to elect either to receive the Restricted Voting Shares or to direct the Trustee to sell the Restricted Voting Shares in the open market. If the holder fails to make the required election, the holder will be deemed to have elected to receive Restricted Voting Shares. If the Trustee is directed to sell the Restricted Voting Shares in the open market, the holder will receive the net proceeds of such sale. In the event that the Company exercises the right to satisfy an interest payment in Restricted Voting Shares, the Company may not declare or pay cash dividends on, or redeem, purchase or acquire any of its Restricted Voting Shares during any period in which interest on the New Debentures is to be paid in Restricted Voting Shares.

Fractional Shares

No fractional Restricted Voting Shares will be issued in satisfaction of interest or in respect of principal on redemption or at maturity, but in lieu thereof Sherritt will satisfy such fractional interest by a cash payment equal to the Current Market Price of such fractional interest.

Cancellation

All New Debentures converted, redeemed or exchanged as aforesaid will be cancelled forthwith and may not be reissued or resold.

Subordination

The payment of the principal of and interest on the New Debentures will be subordinated in right of payment, as will be set forth in the New Trust Indenture, to the prior payment in full of all Senior Indebtedness.

The New Debentures will rank *pari passu* with the remaining Debentures and will be subordinate to the Sherritt Senior Debentures.

The New Trust Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to Sherritt, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of Sherritt, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of Sherritt, then the holders of Senior Indebtedness will receive payment in full before the holders of New Debentures shall be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the New Debentures. The New Trust Indenture will also provide that Sherritt shall not make any payment, and the holders of New Debentures shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of indebtedness represented by the New Debentures (i) in a manner inconsistent with the terms (as they exist on the date of the New Trust Indenture) of the New Debentures or (ii) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Company and the Trustee, unless the Senior Indebtedness has been repaid in full.

Events of Default

The New Trust Indenture will provide that any of the following shall constitute an event of default (subject to the subordination provisions of the New Trust Indenture discussed above): (i) default in payment of the principal of the New Debentures when the same becomes due; (ii) default in payment of any interest due on the New Debentures and continuation of such default for a period of five business days; (iii) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; and (iv) default in the observance or performance of any covenant or condition of the New Trust Indenture and continuance of such default for a period of 30 business days after notice in writing has been given by the Trustee to Sherritt specifying such default and requiring Sherritt to rectify the same.

Modification

The rights of the holders of the New Debentures may be modified. For that purpose, among others, the New Trust Indenture will contain certain provisions which will make binding on all New Debentureholders resolutions passed at meetings of the holders of New Debentures by votes cast thereat by holders of not less than two-thirds of the principal amount of the New Debentures, or rendered by instruments in writing signed by the holders of not less than two-thirds of the principal amount of outstanding New Debentures.

Listing

The TSX has conditionally approved the listing of the New Debentures and the Restricted Voting Shares issuable upon the conversion of the New Debentures, subject to the Company fulfilling all of the listing requirements of the TSX by January 23, 2004. The New Debentures will trade on the TSX under the symbol "S.DB.A".

6. Price Range and Trading Volume

Debentures

The Debentures are listed and posted for trading on the TSX under the symbol "S.DB". The volume of trading and the high and low prices per $100 principal amount of Debentures on the TSX are set forth in the following table for the periods indicated:

Period	High	Low	Dollar Volume
	$	$	$
September 2002	82.50	80.50	7,635,834
October 2002	82.00	79.25	7,214,000
November 2002	81.00	80.01	7,661,150
December 2002	82.00	79.55	13,454,000
January 2003	87.95	81.50	23,429,750
February 2003	88.50	86.49	10,154,365
March 2003	90.00	86.85	9,513,343
April 2003	90.00	86.90	33,800,000
May 2003	90.98	87.50	11,503,321
June 2003	93.50	90.25	13,858,500
July 2003	93.90	91.25	9,685,840
August 2003	95.60	92.50	13,008,016
September 2003	96.00	94.50	13,565,500
October 1-27, 2003	96.50	95.00	14,716,332

The closing price of the Debentures on the TSX on October 27, 2003, the last full day on which the Debentures traded prior to the printing of the Circular, was $96.01 per $100 principal amount of Debentures.

Restricted Voting Shares

The Restricted Voting Shares are listed and posted for trading on the TSX under the symbol "S". The volume of trading and high and low prices per Restricted Voting Share on the TSX are set forth in the following table for the periods indicated:

Period	High	Low	Volume
	$	$	
September 2002	4.80	4.20	3,117,547
October 2002	4.44	3.96	6,117,088
November 2002	4.34	4.06	6,117,088
December 2002	4.48	4.02	3,552,236
January 2003	5.25	4.20	5,517,811
February 2003	4.94	4.55	3,417,776
March 2003	4.90	4.25	2,441,537
April 2003	4.64	4.21	3,919,175
May 2003	4.49	3.98	7,486,181
June 2003	4.70	4.45	9,138,003
July 2003	4.90	4.46	5,870,117
August 2003	5.05	4.62	9,746,723
September 2003	5.20	4.80	7,596,473
October 1-27, 2003	5.26	4.85	4,128,418

The closing price of the Restricted Voting Shares on the TSX on October 27, 2003, the last full day on which the Restricted Voting Shares traded prior to the printing of the Circular, was $5.05.

Debentureholders are urged to obtain current market quotations for the Debentures and the Restricted Voting Shares.

7. Previous Purchases and Sales

Sherritt has not completed any purchases or sales of its securities during the twelve months preceding the date of the Offer other than the issuance on May 16, 2003 of 25,000,000 Restricted Voting Shares pursuant to a short form prospectus dated May 9, 2003 at a price of $4.00 per Restricted Voting Share and the subsequent issuance of an additional 2,500,000 Restricted Voting Shares on June 11, 2003 pursuant to the exercise by the syndicate of underwriters of its over-allotment option granted by the Company pursuant to the May 16, 2003 offering. In addition, as a result of the acquisition of Sherritt Power Corporation on March 28, 2003, Sherritt issued 5,872,500 Restricted Voting Shares to former common shareholders of Sherritt Power Corporation, in exchange for such common shares. See "Description of the Business — Recent Developments — Acquisition of Sherritt Power Corporation" in Schedule "A" to this Circular. In addition, on July 4, 2003, 40,290 Restricted Voting Shares were issued pursuant to the Company's employee share purchase plan.

8. Dividend Policy

Dividends are fixed by the Board of Directors of the Company from time to time in its sole discretion having regard to Sherritt's capital requirements, and may change as business conditions warrant. Sherritt currently does not pay any dividends on the Restricted Voting Shares, but that may change in the future if business conditions warrant.

9. Interim Financial Statements

The unaudited interim financial statements of Sherritt for the six months ended June 30, 2003 have been filed on SEDAR and delivered to security holders of Sherritt. Copies of such statements may be obtained by Debentureholders, without charge, upon request to the Company's Corporate Secretary at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7, Telephone: (416) 924-4551.

10. Ownership of Securities

This following table indicates, as at October 24, 2003, the number of outstanding securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each director and senior officer of Sherritt and, to the knowledge of the Company, after reasonable enquiry, by all of their respective associates.

Name	Position with the Company	Restricted Voting Shares[1]	Debentures[2]	Sherritt Senior Debentures[3]	Options
Ian W. Delaney[4]	Director and Chairman	2,366,951	$400,000	$315,000	2,915,000
The Honourable Marc Lalonde	Director	4,350	—	$7,000	—
James S.A. MacDonald	Director	—	—	—	—
Dennis G. Maschmeyer	Director and President and Chief Executive Officer	1,825	—	—	310,000
Daniel P. Owen	Director	1,085,475	—	$4,411,000	320,000
Rupert Pennant-Rea	Director	2,391	—	$7,000	320,000
Sir Patrick Sheehy	Director	6,207	—	$35,000	320,000
Patrice Merrin Best	Executive Vice President and Chief Operating Officer	55,040	—	$18,900	260,000

Name	Position with the Company	Restricted Voting Shares(1)	Debentures(2)	Sherritt Senior Debentures(3)	Options
Michael Chalkley	Senior Vice President, Metals	7,675	—	—	20,000
Barry L. Hatt	Senior Vice President, Oil and Gas	1,000	—	—	70,000
Samuel W. Ingram	Senior Vice President, General Counsel and Corporate Secretary	19,719	—	$21,000	370,000
Elvin Saruk	Senior Vice President, Power	14,413	—	$145,000	—
Jowdat Waheed	Senior Vice President, Finance and Chief Financial Officer	22,767	—	$70,000	165,000
Guy Bentinck	Vice President, Finance	5,639	—	$4,900	35,000
Robert Danelesko	Vice President, Business Development	6,250	—	—	70,000
Susan Earle	Vice President, Administration and Controller	10,484	—	$3,500	—
Subhash Karkhanis	Vice President, Metals Production	12,845	—	—	20,000
Robb LaBranche	Vice President, Telecommunications	5,430	—	—	—
Ernest Lalonde	Vice President, Investor Relations and Corporate Affairs	1,911	—	—	—
Brian McClelland	Vice President, Human Resources	2,275	—	—	15,000
Robert Reid	Corporate Treasurer	12,170	—	$105,000	—

(1) Other than Ian Delaney, who owns 1.8% of the outstanding Restricted Voting Shares, the individuals listed in this table as owning Restricted Voting Shares each own less than 1% of those securities.

(2) Each of the individuals listed in this table as owning Debentures owns less than 1% of those securities.

(3) Other than Daniel Owen, who owns 4.2% of the outstanding Sherritt Senior Debentures, the individuals listed in this table as owning Sherritt Senior Debentures each own less than 1% of those securities. For details regarding the Sherritt Senior Debentures, see Schedule "A", "Description of Share Capital, Debentures and Senior Debentures — Sherritt Senior Debentures".

(4) In addition to his ownership of securities of the Company as set out in this table, Ian Delaney owns 100 Multiple Voting Shares. For details regarding the Multiple Voting Shares, see Schedule "A", "Description of Share Capital, Debentures and Senior Debentures — Multiple Voting Shares".

After making reasonable inquiries, Sherritt has determined that, other than holdings included above, as at October 24, 2003 none of the following individuals or entities owned or exercised control or direction over any securities of the Company: (1) associates of each director and senior officer; (2) persons or Companies holding more than 10% of the Company's issued and outstanding Restricted Voting Shares; and (3) persons or companies acting jointly or in concert with the Company.

11. Acceptance of the Offer

The Board of Directors of Sherritt has made inquiries of each person named under Section 10 of the Circular, "Ownership of Securities", and to the knowledge of Sherritt, the sole above-noted person who beneficially owns Debentures has indicated an intention to accept the Offer.

12. Commitments to Acquire Securities

Except as set forth in the Offer, Sherritt has no commitments to purchase Debentures or other equity securities of the Company other than pursuant to the Offer. To the knowledge of Sherritt, after reasonable enquiry, no person named under Section 10 of the Circular, "Ownership of Securities", has any commitment to purchase equity securities of the Company.

13. Benefits from the Offer

No person named under Section 10 of the Circular, "Ownership of Securities", will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any Debentureholder who does or does not participate in the Offer.

14. Contracts, Arrangements or Understandings with Securityholders

There are no contracts, agreements or understandings, formal or informal between Sherritt and any securityholder, director or officer of Sherritt in relation to the Offer or any person or company with respect to any securities of Sherritt in relation to the Offer.

15. Certain Canadian Income Tax Consequences

In the opinion of Torys LLP, the following summary accurately describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to Debentureholders who dispose of such securities pursuant to the Offer and who, for purposes of the Tax Act, are resident in Canada, hold their Debentures as capital property and deal at arm's length and are not affiliated with Sherritt. Debentures held by certain financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing are generally not held as capital property and such holders may be subject to special "mark-to-market" rules which are not discussed herein.

The summary is based on the current provisions of the Tax Act, the regulations thereunder and counsel's understanding of the current administrative practices published by Canada Customs and Revenue Agency ("CCRA") and takes into account all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Debentureholder. Debentureholders should consult their own tax advisors as to the tax consequences in their particular circumstances.

Disposition of Debentures Pursuant to the Offer

A Debentureholder who exchanges Debentures pursuant to the Offer will be considered to have disposed of such Debentures for proceeds of disposition equal to the fair market value of the New Debentures received on the disposition. The Debentureholder will realize a capital gain (capital loss) on the disposition of the Debentures exchanged equal to the amount by which the Debentureholder's proceeds of disposition, net of any reasonable costs of disposition, are greater than (less than) the adjusted cost base to the Debentureholder of the Debentures exchanged pursuant to the Offer. Upon the disposition, any interest paid to a Debentureholder, or interest which has accrued on the Debentures to the date of disposition and which would otherwise be payable after that date, will be excluded from the Debentureholder's proceeds of disposition of the Debenture and must be included in computing the income of the Debentureholder except to the extent it was included in the income of the Debentureholder for a previous year. The cost of the New Debentures received on the disposition will equal the fair market value of the New Debentures.

Under the Tax Act, one-half of any capital gain (capital loss) realized by a Debentureholder is a taxable capital gain (an allowable capital loss). Taxable capital gains must be included in computing the income of a Debentureholder. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act and as described below under "— Tax Treatment of Capital Gains and Capital Losses". In certain circumstances, such as where a Debentureholder acquires other Debentures during the period that begins 30 days before and ends 30 days after the disposition and at the end of that period owns such Debentures, the Debentureholder's loss from the disposition is deemed to be nil.

Taxation of Interest on New Debentures

A New Debentureholder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to it on a New Debenture to the end of that taxation year or that becomes receivable or is received by the New Debentureholder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest was included in computing the New Debentureholder's income for a preceding taxation year.

Any other New Debentureholder will be required to include in computing its income for a taxation year all interest on a New Debenture that is received or receivable by the New Debentureholder in that taxation year including on a conversion, redemption or repayment on maturity (depending upon the method regularly followed by the New Debentureholder in computing income) and, in addition, will be required to include in income any interest that accrued to the New Debentureholder to the end of any "anniversary day" (as defined in the Tax Act) in that year to the extent that such amount was not otherwise included in the New Debentureholder's income for that or a preceding taxation year.

A New Debentureholder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on investment income. For this purpose, investment income will generally include interest income and taxable capital gains.

In addition to the tax consequences to the New Debentureholder described above, if Sherritt elects to pay interest by delivering to the Trustee Restricted Voting Shares (as described in "The New Debentures — Share Payment Option — Interest on the New Debentures"), each holder will be required to include in income an amount, if any, equal to the amount by which the fair market value of the Restricted Voting Shares on the date of payment exceeds the interest payable on the New Debentures. The cost to the holder of Restricted Voting Shares issued in payment of interest will be the fair market value of the shares on the day of payment. The adjusted cost base to a holder of Restricted Voting Shares acquired in payment of interest will be determined by averaging the cost of the Restricted Voting Shares so acquired with the adjusted cost base of all Restricted Voting Shares held by the holder as capital property. A sale by the Trustee on behalf of the New Debentureholders may result in the New Debentureholders realizing a capital gain or a capital loss.

Disposition of New Debentures

A disposition or deemed disposition by a New Debentureholder, other than on the exercise of the conversion privilege by the New Debentureholder, will generally result in the New Debentureholder realizing a capital gain (capital loss) equal to the amount by which the proceeds of disposition net of accrued interest are greater (less) than the aggregate of the New Debentureholder's adjusted cost base of the New Debenture and the reasonable costs of disposition.

Upon such a disposition or deemed disposition, interest accrued on the New Debenture to the date of disposition and which is not payable until after that date will be included in computing the holder's income, except to the extent that it was otherwise included in income for the year or a preceding taxation year, and excluded from the holder's proceeds of disposition of the New Debenture.

Exercise of Conversion Privilege of New Debentures

A New Debentureholder who converts the New Debentures to Restricted Voting Shares pursuant to the conversion privilege will not be considered to realize a capital gain (capital loss) on the conversion. The cost to the holder of the Restricted Voting Shares acquired on the conversion will be equal to the holder's adjusted cost base of the New Debenture immediately before the conversion. The adjusted cost base to the holder of the Restricted Voting Shares acquired on the conversion will be determined by averaging the cost of the Restricted Voting Shares so acquired with the adjusted cost base of all other Restricted Voting Shares held by such holder as capital property. Under the current administrative practice of CCRA, a holder who receives cash not in excess of $200 in lieu of a fraction of a Restricted Voting Share upon conversion of a New Debenture may either treat this amount as proceeds of disposition of a portion of a New Debenture (thereby realizing a capital gain or capital loss) or alternatively may reduce the adjusted cost base of the Restricted Voting Shares received on the conversion by the amount of the cash received. A subsequent disposition by the holder of Restricted Voting Shares will generally result in the holder realizing a capital gain (capital loss) equal to the amount by which the proceeds of disposition are greater (less) than the aggregate of the holder's adjusted cost base of the Restricted Voting Shares and any reasonable costs of disposition.

Repayment on Maturity or Redemption of New Debentures

If Sherritt redeems a New Debenture prior to maturity or repays a New Debenture upon maturity and the New Debentureholder does not exercise the conversion privilege prior to the redemption or repayment, the New Debentureholder will be considered to dispose of the New Debenture for proceeds of disposition equal to the amount received (other than the amount received by the New Debentureholder on account of interest) by the New Debentureholder on the redemption or repayment and will realize a capital gain (or capital loss) to the extent such proceeds exceed the New Debentureholder's adjusted cost base of the New Debentures. If, on the redemption or maturity of the New Debentures, Sherritt elects to pay principal by delivering to the New Debentureholder Restricted Voting Shares (as discussed in "The New Debentures — Share Payment Option — Principal Amount of the New Debentures"), the New Debentureholder's proceeds of disposition will be equal to the fair market value of the Restricted Voting Shares so received plus the amount of any cash received in lieu of a fraction of a Restricted Voting Share.

Tax Treatment of Capital Gains and Capital Losses

One-half of any capital gain realized by a New Debentureholder will be included in computing the New Debentureholder's income as a taxable capital gain. One-half of any capital loss (an "allowable capital loss") realized by a holder may normally be deducted against taxable capital gains realized by the holder in the year of disposition of the New Debenture. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.

Eighty percent of capital gains must be included in an individual's adjusted taxable income for the purpose of computing the individual's liability under the Tax Act for the alternative minimum tax. In addition, Canadian-controlled private corporations may be subject to the additional refundable tax of 6⅔% as discussed under "— Taxation of Interest on New Debentures".

16. Eligibility for Investment

The New Debentures will not, as of the date of issue, be precluded as investments under the statutes listed below, and where applicable, the relevant regulations, in each case subject to general investment provisions and in certain cases subject to prudent investment requirements and requirements relating to investment or lending policies or goals:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Loan and Trust Corporations Act (Ontario)
An Act respecting trust companies and savings companies (Quebec), for a trust company investing its own funds and funds received as deposits and a savings company investing its own funds
An Act respecting insurance (Quebec), for an insurer as defined therein, incorporated under the laws of the Province of Quebec, other than a guaranteed fund
Supplemental Pension Plans Act (Quebec)
Employment Pension Plans Act (Alberta)
Financial Institutions Act (British Columbia)
The Pension Benefits Act, 1992 (Saskatchewan)
The Pension Benefits Act (Manitoba)

In the opinion of Torys LLP, counsel to the Company, the New Debentures will be qualified investments under the Tax Act and the regulations thereunder for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan (other than, with respect with the New Debentures, a trust governed by a deferred profit sharing plan to which contributions are made by the Company or a corporation with which the Company does not deal at arm's length within the meaning of the Tax Act). In the opinion of Torys LLP, the New Debentures will not constitute foreign property for persons subject to tax under Part XI of the Tax Act.

17. Certain Legal Matters; Regulatory Approvals

Sherritt is not aware of any license or regulatory permit that is material to Sherritt's business that might be adversely affected by Sherritt's acquisition of Debentures pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition or ownership of Debentures by Sherritt pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, Sherritt currently contemplates that such approval or other action will be sought. Sherritt cannot predict whether it may determine that it must delay the acceptance for exchange of Debentures deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to Sherritt's business. Sherritt's obligations under the Offer to accept for exchange and exchange Debentures are subject to certain conditions. See Section 5 of the Offer, "Conditions of the Offer".

18. Source of Funds

As this is an exchange of Debentures for New Debentures, no funds will be required except for those required for (a) the payment of accrued and unpaid interest owing on the Debentures that are exchanged pursuant to the Offer, and (b) the payment of fees and expenses as set out in Section 21. These payments will be funded by Sherritt out of cash on hand.

19. Depositary

Sherritt has appointed CIBC Mellon to act as Depositary for: (i) the receipt of certificates representing Debentures and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates for Debentures delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Procedure for Depositing Debentures"; (iii) the receipt from Sherritt of certificates representing New Debentures to be exchanged and cash to be paid in consideration for the Debentures exchanged by Sherritt under the Offer, as agent for the depositing Debentureholders; and (iv) the transmittal of such certificates and cash to the depositing Debentureholders, as agent for the depositing Debentureholders. The Depositary may, but shall be under no obligation to, contact Debentureholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Debentureholders to forward materials relating to the Offer to beneficial owners. The Depositary is not an affiliate of Sherritt. The Depositary will receive reasonable and customary compensation from Sherritt for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

20. Dealer Managers

National Bank Financial Inc., BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, Paradigm Capital Inc., Peters & Co. Limited and Salman Partners Inc. have been retained by the Company to act as financial advisors to Sherritt on various aspects of the Offer and as Dealer Managers in Canada in connection with the Offer. National Bank Financial Inc. was also retained to provide an opinion in respect of the convertibility feature of the Debentures and basis upon which the Debentures trade, a copy of which is attached as Schedule "B" to this Circular and incorporated by reference in the Offer. The Dealer Managers have undertaken to form a soliciting dealer group comprising members of the Investment Dealers Association of Canada and members of Canadian stock exchanges to solicit acceptances of the Offer. The Dealer Managers will be paid an advisory fee by the Company. Each member of the soliciting dealer group, including the Dealer Managers, is referred to herein as a "Soliciting Dealer." The Company has agreed to pay to each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Debentures a fee of $6.00 for each $1,000 principal amount of Debentures deposited, taken up and exchanged by the Company under the Offer. The aggregate amount payable with respect to any single depositing Debentureholder will not be less than $90 (providing that such depositing Debentureholder deposits a minimum of $10,000 principal amount of Debentures) nor more than $1,500. If Debentures deposited and registered in a single name are beneficially owned by more than one person, the minimum and maximum will be applied separately in respect of each such beneficial owner. The Company may require the Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to it at the time of deposit. No solicitations will be made in the United States, nor will any solicitation fees be payable in respect of tenders by U.S. Debentureholders.

The Company may also retain an information agent to assist in the solicitation of acceptances of the Offer in Canada.

21. Fees and Expenses

In connection with the Offer, Sherritt expects to incur expenses of approximately $5 million if the Offer is fully subscribed for, including the Dealer Managers' fees, filing fees and legal, accounting and printing expenses (but excluding solicitation fees). Such expenses will be paid from cash on hand.

Sherritt will not pay any fees or commissions to any broker or dealer or any other person (other than the Soliciting Dealers) for soliciting deposits of Debentures pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Sherritt for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

22. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provide securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, these rights must be exercised within prescribed time limits. Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL BY SHERRITT INTERNATIONAL CORPORATION

October 29, 2003

The Board of Directors of Sherritt International Corporation has approved the contents of the Offer and accompanying Circular dated October 29, 2003 and the sending, communicating or delivery of the Offer and accompanying Circular to the Debentureholders (as defined in the Offer). The Offer and accompanying Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made nor does it contain any misrepresentation likely to affect the value or market price of the Debentures (as defined in the Offer) or the New Debentures (as defined in the Offer) within the meaning of the *Securities Act* (Quebec).

SHERRITT INTERNATIONAL CORPORATION

(Signed) DENNIS G. MASCHMEYER
Chief Executive Officer

(Signed) JOWDAT WAHEED
Chief Financial Officer

On behalf of the Board of Directors

(Signed) IAN W. DELANEY
Director

(Signed) JAMES S.A. MACDONALD
Director

CONSENT OF TORYS LLP

To the Directors of Sherritt International Corporation

We hereby consent to the inclusion of our name in the sections titled "Certain Canadian Income Tax Consequences" and "Eligibility for Investment" in the Offer and accompanying Circular dated October 29, 2003 made by Sherritt International Corporation to the holders of its 6% convertible unsecured subordinated debentures due December 15, 2006 and the reference to our opinion contained therein.

October 29, 2003 (Signed) TORYS LLP

CONSENT OF NATIONAL BANK FINANCIAL INC.

To the Directors of Sherritt International Corporation

We consent to the inclusion of our name and reference to our opinion dated October 7, 2003 in the section titled "Valuations — Valuation Exemption" in the Offer and accompanying Circular dated October 29, 2003 made by Sherritt International Corporation to the holders of its 6% convertible unsecured subordinated debentures due December 15, 2006 and to the inclusion of the text of our opinion in Schedule "B" to the Offer, which Schedule is incorporated by reference in the Offer.

October 29, 2003 (Signed) NATIONAL BANK FINANCIAL INC.

SCHEDULE "A"

INFORMATION CONCERNING SHERRITT

TABLE OF CONTENTS

CORPORATE STRUCTURE

The Company was incorporated on October 4, 1995 by articles of incorporation under the *Business Corporations Act* (New Brunswick) (the "Act"). The articles of incorporation were amended in October and November 1995 to provide for the Company's current name and capital structure. Sherritt's principal and head office is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

The following table sets out the relationship of the Company to its principal subsidiaries and investments and indicates their respective jurisdictions of incorporation or governing jurisdictions:

Name	Jurisdiction of Incorporation/ Governing Jurisdiction	% of Voting Securities or Interests Held (directly or indirectly)
Luscar Energy Partnership (formerly Sherritt Coal Partnership)	Ontario	50%
Luscar Energy Holdings Ltd.	Ontario	100%
Luscar Coal Ltd.	Alberta	50%
Luscar Ltd.	Alberta	50%
The Cobalt Refinery Company Inc.	Alberta	50%
International Cobalt Company Inc.	Bahamas	50%
Moa Nickel S.A.	Cuba	50%
Sherritt International Oil and Gas Limited	Alberta	100%
CNWL Oil (España) S.A.	Spain	100%
Sherritt International (Cuba) Oil and Gas Limited	Barbados	100%
Sherritt International Investments (Cuba) Limited	Barbados	100%
Sherritt Power Ltd.	Ontario	100%

The following chart illustrates the business units of the Company, and the principal subsidiaries or investments related to those business units:


SHERRITT INTERNATIONAL CORPORATION
COAL
Luscar Energy Partnership
Luscar Energy Holdings Ltd.
Luscar Coal Ltd.
Luscar Ltd.
METALS
The Cobalt Refinery Company Inc.
International Cobalt Company Inc.
Moa Nickel S.A.
OIL & GAS
Sherritt International Oil and Gas Limited
CNWL Oil (España) S.A.
Sherritt International (Cuba) Oil and Gas Limited
POWER AND OTHER
Sherritt International Investments (Cuba) Limited
Sherritt Power Ltd.
Mining and sale of thermal coal, primarily for sale to domestic power generation industries; largest thermal coal producer in Canada
Mining, processing, refining and marketing of commodity cobalt and nickel
Exploration, development and production of oil and gas internationally
Investments in power generation, tourism, agriculture and soybean-based food processing

DESCRIPTION OF THE BUSINESS

Description of the Business of the Company

The Company, with assets over $2 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt, directly and through its subsidiaries, has significant interests in thermal coal production, a vertically-integrated nickel/cobalt metals business, oil and gas exploration, development and production, and electricity generation. Sherritt also has interests in soybean-based food processing, tourism and agriculture.

Recent Developments

Fording Canadian Coal Trust

On January 13, 2003, an agreement was reached between Sherritt Coal Partnership II ("SCPII"), a partnership owned equally between wholly-owned subsidiaries of the Company and Ontario Teachers' Pension Plan Board ("Teachers'"), Fording Inc. ("Fording"), Teck Cominco Limited ("Teck") and Westshore Terminals Income Fund that combined certain metallurgical coal assets and port facilities jointly owned by Luscar Energy Partnership and CONSOL Energy Inc. with the metallurgical coal assets of Fording and Teck, as part of a series of transactions related to Fording converting into the Fording Canadian Coal Trust ("Fording Trust"). The transactions were completed on February 28, 2003 and Fording converted to an income trust pursuant to a plan of arrangement (the "Fording Arrangement").

Under the Fording Arrangement, the Company invested $100 million in the Fording Trust in exchange for approximately 2.9 million units of the Fording Trust. As of September 24, 2003, the Company had sold all of those units. In addition, in exchange for contributing their metallurgical coal assets to the Fording Trust, affiliates of Sherritt and Teachers' received an aggregate of 3.2 million units of Fording Trust. On October 17, 2003, in a series of internal reorganization transactions among the affiliates of Sherritt and Teachers', the formerly joint holding of 3.2 million units was distributed to its ultimate owners, with Sherritt receiving its 50% share, or 1.6 million, of the units of Fording Trust. As a result of these transactions, as at the date hereof, Sherritt has an effective 3.4% interest in the Fording Trust. Pursuant to the Fording Arrangement, SCPII acquired Fording's prairie operations for cash consideration of $225 million. The prairie operations (the "Prairie Assets") primarily consist of (i) a thermal coal mining operation at Genesee, Alberta; (ii) the Highvale and Whitewood contract mining operations in Alberta, (iii) certain coal and potash royalty agreements; and (iv) substantial non-producing thermal coal and mineral reserves and resources. As part of the internal reorganization transactions on October 17, 2003, the Prairie Assets were transferred to a wholly-owned subsidiary of Luscar Energy Partnership.

Acquisition of Sherritt Power Corporation

On March 28, 2003, 605447 N.B. Ltd., a wholly-owned subsidiary of the Company, amalgamated (the "Amalgamation") with Sherritt Power Corporation ("Sherritt Power"), a publicly traded company in which the Company had a 49.7% interest. Sherritt Power's principal business involved the financing, construction and operation of power-generating businesses in Cuba. Pursuant to the Amalgamation, shareholders of Sherritt Power (other than the Company) received 1.45 Restricted Voting Shares of the Company for each common share of Sherritt Power held by them. On the Amalgamation, the terms of the outstanding 12.125% unsecured notes of Sherritt Power (the "Sherritt Power Notes") due March 31, 2007 were amended to, among other things, change the interest rate to 9.875%, extend the maturity date to March 31, 2010 and delete the amortizing feature of the Sherritt Power Notes so that the repayment obligation has been postponed until the new maturity date. In addition, an aggregate of $15.3 million principal amount of the Sherritt Power Notes was repaid immediately following the Amalgamation. Immediately following the Amalgamation, the company resulting from the Amalgamation transferred all of its assets to the Company and the Company assumed all of the liabilities of the amalgamated company, including its obligations under the Sherritt Power Notes (the amended notes assumed by the Company are referred to as the "Sherritt Senior Debentures"). On March 31, 2003, the Company transferred all of the power generation assets acquired from the amalgamated company to Sherritt Power Ltd., a wholly-owned subsidiary of the Company. As a result of these transactions, the Company acquired all of the assets of Sherritt Power, the shareholders of Sherritt Power became shareholders of the Company and were issued an aggregate of 5,872,500 Restricted Voting Shares and the Company became responsible for the obligations under the outstanding $105 million principal amount of Sherritt Senior Debentures.

Luscar Energy Partnership

In an effort to improve efficiency in its coal operations and increase their profitability and competitiveness, Sherritt, as the managing partner of Luscar Energy Partnership, initiated a program during 2003 to exploit the similarities of each of its mining operations and common technologies. This business is now dedicated to supplying coal under long-term contracts to utilities primarily in Alberta and Saskatchewan. As part of the value-enhancing program, a number of organizational changes were announced in April 2003 involving staff reductions. Sherritt will now focus on enhancing the productivity and cash flow generation of all mine sites, improving employee safety and ensuring that shareholders' return expectations are realized.

In a series of internal reorganization transactions on October 17, 2003 among the affiliates of Sherritt and Teachers', the Prairie Assets were transferred to a wholly-owned subsidiary of Luscar Energy Partnership. In accordance with the requirements of Luscar Coal Ltd.'s outstanding notes, the transfer was effected at fair market value between the respective affiliates involved.

The transfer of the Prairie Assets to Luscar Energy Partnership resulted in a capital gain to Sherritt of approximately $115 million. This capital gain is fully sheltered by accumulated tax losses, such that cash taxes will not be payable. For accounting purposes, the transfer of the Prairie Assets to Luscar Energy Partnership will be recorded at book value due to the related party nature of the transaction. Accordingly, no gain will be recognized in Sherritt's consolidated financial statements. The only financial statement impact will comprise a balance sheet reclassification associated with the above-noted utilization of tax shelter.

Sherritt expects that the transfer will not have a material effect on its ability to realize operating cash flow from these assets.

New Issuance of Restricted Voting Shares

On May 16, 2003 Sherritt issued 25,000,000 Restricted Voting Shares at $4.00 per Restricted Voting Share pursuant to a short form prospectus dated May 9, 2003. On June 11, 2003 it issued a further 2,500,000 Restricted Voting Shares pursuant to the exercise by the syndicate of underwriters of the over-allotment option granted to it by the Company pursuant to the May 16, 2003 offering. The gross proceeds from that offering, including the exercise of the over-allotment option, were approximately $110 million and will be used by Sherritt to fund the growth requirements of its recently acquired coal operations, associated and related expansion opportunities, and for general corporate purposes, in each case in Canada, Europe or Mexico.

Sale of the Company's Interest in Cubacel

On September 5, 2003 the Company sold its 40% indirect interest in Teléfonos Celulares de Cuba, S.A. ("Cubacel") to Telefónica Antillana, S.A., a Cuban government agency. Sherritt received 80% of the US$43 million selling price for its Cubacel interest with the remaining 20% going to the private holder of the minority interest in the Cubacel investment. The purchase price was comprised of an initial payment of US$10 million and a series of quarterly payments extending until August, 2007, with interest being paid on the outstanding amounts at a rate of 6% per annum.

SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

The following table summarizes certain historical and unaudited pro forma consolidated condensed financial information for the Company. The pro forma financial information gives effect to this Offer as if it had occurred as at June 30, 2003 for the purposes of the unaudited pro forma consolidated condensed balance sheet information and as at January 1, 2002 for the purposes of the unaudited pro forma consolidated condensed statement of operations information and the acquisition by SCPII of Fording's Prairie Assets and approximately 2.9 million units of the Fording Trust has been effected as if it had occurred as at January 1, 2002 for the purposes of the unaudited pro forma consolidated condensed statement of operations information. See "Recent Developments" and the unaudited pro forma consolidated condensed financial statements of Sherritt included in the Circular as Schedule "C".

The unaudited pro forma consolidated condensed financial statements are not necessarily indicative of the results of operations or financial position which would have been achieved had the transactions described above occurred on the dates specified, and may not be indicative of the future operating results or financial condition of Sherritt.

	Six months ended June 30, 2003	Year ended December 31, 2002	Pro Forma six months ended June 30, 2003	Pro Forma year ended December 31, 2002
	(unaudited)	(audited)	(unaudited)	(unaudited)
	(millions of dollars, except per share and share amounts)			
Results of Operations				
Revenue	$ 428.7	$ 806.4	$ 439.9	$839.9
Net earnings[1]	68.3	60.5	67.7	67.0
EBITDA[2] (unaudited)	147.2	287.5	149.7	309.7
Earnings per share:[3]				
Basic	0.49	0.38	0.47	0.32
Diluted	0.39	0.36	0.37	0.32
Weighted average number of shares — basic (millions)	107.2	97.7	107.2	97.7
Weighted average number of shares — diluted (millions)	175.8	166.3	184.5	175.0
Balance Sheet Data				
Cash and short-term investments[4]	$ 152.2	$ 210.6	$ 144.9	
Total assets	2,304.1	2,025.5	2,295.9	
Long-term debt (including current portion)	322.8	255.2	322.8	
Shareholders' equity				
Convertible debentures	587.3	587.3	589.5	
Capital stock	581.4	451.0	581.4	
Contributed surplus	199.8	199.8	193.1	
Retained earnings	168.8	116.2	167.1	
Total	1,537.3	1,354.3	1,531.1	

Notes:

(1) For the year ended December 31, 2002, net earnings included a $37 million ($29.8 million after tax) investment write-down. For the six months ended June 30, 2003, net earnings also included a $13.7 million ($6.8 million after tax) gain on sale of certain metallurgical coal assets.

(2) For a description of EBITDA and a reconciliation of EBITDA to net earnings, see "EBITDA" below. EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is therefore unlikely to be comparable to similar measures presented by other issuers.

(3) The $0.06 per share reduction in pro forma basic earnings per Restricted Voting Share to $0.32 per Restricted Voting Share for the year ended December 31, 2002 comprises $0.10 per Restricted Voting Share of unamortized deferred issue costs and deferred debenture interest on the Debentures eliminated as a result of the exchange, plus $0.03 per Restricted Voting Share of additional debenture interest on the New Debentures (including accretion) less $0.07 per Restricted Voting Share of other pro forma adjustments (including acquisition of the Prairie Operations). The $0.02 per share reduction in pro forma basic earnings per Restricted Voting Share to $0.47 per Restricted Voting Share for the six months ended June 30, 2003 comprises additional debenture interest on the New Debentures (including accretion). This footnote contains non-GAAP measures, to assist in identifying the effects of the exchange. For a reconciliation of earnings per Restricted Voting Share, see note 4 of the unaudited pro forma consolidated condensed financial statements included in the Circular as Schedule "C".

(4) Includes restricted cash of $17.6 million as at December 31, 2002 and $6.0 million as at June 30, 2003 (actual and pro forma).

EBITDA

EBITDA is defined as revenue less operating, selling, general and administrative costs. EBITDA has been disclosed in order to provide an indication of revenue less cash operating expense. EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles and is therefore unlikely to be comparable to similar measures presented by other issuers. The Corporation previously included provision for site restoration and abandonment and share of earnings (loss) of equity investments as deductions when calculating EBITDA and changed the definition in order to provide a better indication of cash flow by business unit. A reconciliation of EBITDA to net earnings follows:

	Six months ended June 30, 2003	Year ended December 31, 2002	Pro Forma six months ended June 30, 2003	Pro Forma year ended December 31, 2002
	(unaudited)	(audited)	(unaudited)	(unaudited)
EBITDA (unaudited)	$147.2	$ 287.5	$149.7	$ 309.7
Depletion and amortization	(80.4)	(144.5)	(81.8)	(152.4)
Gain on sale of metallurgical assets	13.7	—	13.7	—
Write-down of investments	(4.0)	(37.0)	(4.0)	(37.0)
Provision for site restoration and abandonment	(4.0)	(9.7)	(4.0)	(9.7)
Share of earnings (loss) of equity investments	(0.5)	(2.0)	(0.5)	(2.0)
Income on redemption of promissory note	10.7	—	10.7	—
Net financing income (expense)	(0.1)	(8.5)	(2.3)	(13.2)
Minority interest	(0.6)	(1.1)	(0.6)	(1.1)
Income taxes	(13.7)	(24.2)	(13.2)	(27.3)
Net earnings	$ 68.3	$ 60.5	$ 67.7	$ 67.0

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Company as at June 30, 2003, as adjusted to give effect to changes after December 31, 2002 (described in footnote 1 below) and to this Offer.

	Outstanding as at December 31, 2002	Outstanding as at June 30, 2003(1)	Outstanding as at June 30, 2003 after giving effect to this Offer(2)(3)
		(millions of dollars)	
Long-term debt (including current portion)	$ 255.2	$ 322.8	$ 322.8
Shareholders' equity			
Convertible debentures (principal amount $600,000,000)	587.3	587.3	589.5(3)
Capital stock — without par value, unlimited number authorized. Issued and outstanding — 131.1 million Restricted Voting Shares (97.8 million as at December 31, 2002) and 100 Multiple Voting Shares	451.0	581.4	581.4
Contributed surplus	199.8	199.8	193.1(3)
Retained earnings	116.2	168.8	167.1(3)
Total capitalization	$1,609.5	$1,860.1	$1,853.9

Notes:

(1) Changes since December 31, 2002 comprise the following:

(a) In respect of long-term debt:

- Increase by $105.0 million 9.875% Sherritt Senior Debentures
- Decrease by $12.0 million repayment of promissory notes
- Decrease by $30.8 million foreign exchange translation gain on 9.75% Luscar Coal Ltd. Senior Notes
- Increase by $5.4 million for other changes in long-term debt

(b) In respect of capital stock:

- Increase by $27.5 million in Restricted Voting Shares issued as part of Sherritt Power amalgamation
- Increase by $102.9 million equity issue net of issue costs

(c) In respect of retained earnings:

- Increase by $68.3 million net earnings for the six months ended June 30, 2003
- Decrease by $15.7 million interest on convertible debentures (net of tax relief)

(2) Assuming $300,000,000 in New Debentures are issued.

(3) Adjustments in respect of the Offer:

- Exchange $300 million original Debentures net of $6.3 million in original issue costs, of which $4.6 million is charged to contributed surplus and $1.7 million is charged to retained earnings
- Addition of $300 million New Debentures net of $4.1 million in new issue costs (net of future tax recovery of $2.4 million)
- Deferred debenture interest of $3.3 million related to the original Debentures is removed from other assets and charged to contributed surplus, net of $1.2 million in future tax liabilities

EARNINGS COVERAGE

After giving effect to the interest expense on the $105 million 9.875% Sherritt Senior Debentures issued in March 2003 and the redemption of a 12.75% promissory note in May 2003, as if effective January 1, 2002, the annual interest requirements on all indebtedness of Sherritt for the 12 months ended December 31, 2002 would have been $35.1 million and for the 12 months ended June 30, 2003 would have been $33.9 million. The income of Sherritt before the deduction of interest and income taxes for the 12 months ended December 31, 2002 would have been $112.3 million and for the 12 months ended June 30, 2003 would have been $136.0 million. These amounts would be approximately 3.2 times Sherritt's interest expense for the 12 months ended December 31, 2002 and 4.0 times Sherritt's interest expense for the 12 months ended June 30, 2003.

The above interest coverage ratios exclude interest on the Debentures and New Debentures, which are treated as equity in the consolidated financial statements. If interest on the $300,000,000 principal amount of Debentures and the issue of an aggregate $300,000,000 of New Debentures in connection with the Offer is included, effective January 1, 2002, the interest coverage ratio would be 1.5 times for the 12 months ended December 31, 2002 and 1.8 times for the 12 months ended June 30, 2003.

DESCRIPTION OF SHARE CAPITAL, DEBENTURES AND SENIOR DEBENTURES

The authorized share capital of the Company consists of an unlimited number of Restricted Voting Shares and 100 multiple voting shares ("Multiple Voting Shares") which shall become Restricted Voting Shares no later than November 24, 2005, at which time the Restricted Voting Shares will constitute "common shares". There are currently 131,174,679 Restricted Voting Shares and 100 Multiple Voting Shares, $600 million principal amount of Debentures and $105 million of Sherritt Senior Debentures outstanding. The outstanding Restricted Voting Shares and Debentures are listed for trading on the TSX under the symbols "S" and "S.DB", respectively. The Sherritt Senior Debentures trade on the over-the-counter bond market.

The following is a summary of the principal terms and conditions of the Restricted Voting Shares, Multiple Voting Shares, Debentures and Sherritt Senior Debentures. Reference should be made to the articles of incorporation of Sherritt for full particulars of the provisions attaching to the Restricted Voting Shares and Multiple Voting Shares.

Restricted Voting Shares

Each holder of Restricted Voting Shares is entitled to receive notice of and to attend any meeting of the shareholders and is entitled to one vote at such meetings in respect of each Restricted Voting Share held. Each holder of Restricted Voting Shares is entitled to receive dividends, if, as and when declared by the board of directors of the Company and will participate equally in any distribution of the assets of the Company on its liquidation, dissolution or winding-up. The Restricted Voting Shares do not have any pre-emptive rights, are not convertible or exchangeable into any other shares or securities and do not have any redemption, retraction, purchase for cancellation or surrender provisions or any sinking fund or purchase provisions.

The Act requires cumulative voting in respect of the election of directors of the Company, meaning that each holder of Restricted Voting Shares entitled to vote for the election of directors has the right to cast a number of votes equal to the number of votes attached to the Restricted Voting Shares held by that shareholder multiplied by the number of directors to be elected. A shareholder may cast all such votes in favour of one nominee or distribute them among the nominees in any manner. See also "— Multiple Voting Shares".

Multiple Voting Shares

The Chairman of the Company, Ian W. Delaney, holds all of the Multiple Voting Shares, which give him sufficient votes to elect a majority of the directors of the Company under the cumulative voting provisions of the Act. However, since their issuance in 1995, Mr. Delaney has not exercised the votes attached to the Multiple Voting Shares, with the result that the holders of the Restricted Voting Shares have elected the entire board of directors of the Company. The articles also include a provision that the Multiple Voting Shares are non-transferable and automatically convert into Restricted Voting Shares on a share-for-share basis upon Mr. Delaney ceasing to be a director of the Company or upon the earlier of his incapacity, death or November 24, 2005. The holder of the Multiple Voting Shares is not entitled to receive dividends and, in the event of any liquidation, dissolution or winding-up of the Company, the holder of the Multiple Voting Shares shall not be entitled to share in any distribution of the assets or property of the Company. The rights attaching to the Multiple Voting Shares are subject to limitations contained in the articles of incorporation of the Company. Specifically, except as specified in the Act, the holder of Multiple Voting Shares is only entitled to vote in respect of matters relating to or in connection with the board of directors of the Company, and has no vote with respect to any other matter which may come before a meeting of shareholders.

Debentures

In November, 1996, the Company issued $675 million aggregate principal amount of Debentures. The Company has subsequently repurchased $75 million of the Debentures, such that $600 million principal amount of Debentures are currently outstanding. The Debentures have a maturity date of December 15, 2006, and are convertible at the option of the holder into Restricted Voting Shares at a conversion price of $8.775 per Restricted Voting Share. The Debentures are redeemable, provided that the trading price of Restricted Voting Shares reaches a certain limit. Subject to regulatory approval, the Company may, at its option, satisfy the obligation to pay interest on the Debentures or repay the principal amount of the Debentures on redemption or at maturity of the Debentures in Restricted Voting Shares based on a fixed price. If no Debentures were tendered to this Offer, and all of the Debentures were converted into Restricted Voting Shares at the option of the holders thereof, up to 68,376,068 additional Restricted Voting Shares could be issued on or before December 14, 2006.

Sherritt Senior Debentures

In March, 1998, Sherritt Power issued $225 million aggregate principal amount of 11.50% senior unsecured amortizing notes (the "Sherritt Power Notes") pursuant to a trust indenture dated March 6, 1998 (the "Power Trust Indenture"). The Power Trust Indenture was subsequently amended to, among other things, change the interest rate payable on the Sherritt Power Notes to 12.125%.

Under the terms of the Amalgamation, the Power Trust Indenture was further amended, effective March 28, 2003 (the "Amended Power Trust Indenture"), to, among other things, change the interest rate payable on the Sherritt Power Notes to 9.875%, extend the maturity date of the Sherritt Power Notes to March 31, 2010 and delete the amortizing feature of the Sherritt Power Notes so that the repayment obligation has been postponed until the new maturity date. The amended Sherritt Power Notes were subsequently assumed by Sherritt, and became an obligation of Sherritt (the amended Sherritt Power Notes assumed by the Company are referred to as the "Sherritt Senior Debentures").

As of the date hereof, there is $105 million principal amount of Sherritt Senior Debentures outstanding. The Amended Power Trust Indenture authorizes the issue of additional unsecured notes thereunder up to an aggregate outstanding principal amount, including the existing Sherritt Senior Debentures, of $300,000,000. The Sherritt Senior Debentures bear interest at the rate of 9.875% per annum from and including April 1, 2003, payable in semi-annual instalments on March 31 and September 30 in each year beginning September 30, 2003. The Sherritt Senior Debentures may be redeemed in certain circumstances at the option of the Company. The Amended Power Trust Indenture contains certain customary covenants on the part of the Company.

Sherritt is required to have the Sherritt Senior Debentures rated by a recognized rating agency by December 31, 2003. In the event that the Sherritt Senior Debentures have not received such a rating by that date, a fee of 2% of the principal amount of Sherritt Senior Debentures will be paid to the holders of the Sherritt Senior Debentures within 30 days of December 31, 2003. The Company has initiated discussions with a rating agency for the rating of the Sherritt Senior Debentures.

RISK FACTORS

Prospective holders of New Debentures should carefully consider the following risk factors and other information contained in the Circular and this Schedule "A". In addition to the risks described herein and in the documents incorporated by reference herein, Debentureholders should give careful consideration to the risks and uncertainties described in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations found at pages 30 to 34 of the Company's 2002 Annual Report under the title "Risk Management" and the discussion entitled "Environment" found at pages 46 to 52 of the Company's Annual Information Form dated March 31, 2003, and to the additional risk factors set out below.

Risks Related to Sherritt's Investments in Cuba

The processing facilities and mining properties of 50%-owned Moa Nickel S.A., a substantial portion of oil exploration, development and production activities, the power generation assets, as well as other interests in soybean-based food processing, agriculture and tourism of Sherritt, are located in Cuba. As such, the operations of the Cuban businesses may be affected by economic pressures on Cuba. Risks include, but are not limited to, fluctuations in official or convertible currency exchange rates and high rates of inflation. Any changes in regulations or shifts in political attitudes are beyond the control of Sherritt and may adversely affect its business. Operations may be affected in varying degrees by such factors as Cuban government regulations with respect to production, price controls, export controls, income taxes or reinvestment credits, expropriation of property, environmental legislation, land use, water use and mine safety.

The Metals Enterprise joint venture (comprised of Moa Nickel S.A., The Cobalt Refinery Company Inc. and International Cobalt Company Inc., each 50%-owned indirectly by Sherritt) obtains virtually all of its cobalt and nickel feed supply from its reserves in Cuba to process in its refinery in Fort Saskatchewan, Alberta. If factors beyond Sherritt's control interrupted supply and alternative sources of supply could not be located, the lack of appropriate feed for the refinery could result in a substantial decrease in production and potentially the shutdown of the refinery.

The Cuban government has, over the last decade, sought to encourage foreign investment by removing certain restrictions on foreign investments and permitting foreign entities to repatriate profits out of Cuba. To date, the Cuban government has not restricted the payment of dividends by Sherritt's Cuban operating entities. However, there can be no assurance that this moderating attitude to foreign investment and profit repatriation will continue or that a change in economic conditions will not result in a change in the policies of the Cuban government or the imposition of more stringent foreign investment restrictions. Such changes are beyond the control of Sherritt and the effect of any such changes cannot be accurately predicted.

All sales generated by Sherritt's oil and gas operations in Cuba are made to an agency of the Government of Cuba, as are all electricity sales made by the power generation joint venture in which Sherritt has an interest. The access of the Cuban government to foreign exchange is severely limited. In addition, the ongoing ramifications of the events of September 11, 2001 and the destruction caused by Hurricane Michelle in November 2001 and Hurricanes Isidore and Lilli in 2002 may adversely impact the ability of Cuban entities to make payments in foreign currencies and to honour other contractual obligations. As a consequence, from time to time the Cuban agencies have had difficulty in discharging their foreign currency obligations. During such times, Sherritt has worked with these agencies to offset amounts between parties and reschedule capital expenditure commitments in order to ensure that Sherritt's operations continue to generate positive cash flow. However, there is a risk, beyond the control of Sherritt, that receivables and contractual performance due from Cuban entities will not be paid or performed in a timely manner, or at all.

The U.S. Embargo and the Helms-Burton Act

The United States has maintained a general embargo against Cuba since the early 1960s, and the enactment in 1996 of the Cuban Liberty and Democratic Solidarity (Libertad) Act (commonly known as the Helms-Burton Act) extended the reach of the U.S. embargo. Because of Sherritt's investments in Cuba, Sherritt takes the general embargo and the Helms-Burton Act into account in conducting its operations.

The general embargo bars U.S. citizens, U.S. residents, individuals and entities located in the United States, entities organized under U.S. law, and entities owned or controlled by any of the foregoing (collectively, "U.S. Persons") from engaging in most transactions with Cuba, Cuban nationals, or entities deemed to be owned or controlled by Cuba ("specially designated nationals" or "SDNs"). The three entities constituting the Metals Enterprise joint venture in which Sherritt holds an indirect 50% interest have been deemed SDNs by the U.S. Department of the Treasury ("Treasury"), but Sherritt itself is not an SDN. Sherritt conducts its Cuba-related operations so as not to require U.S. Persons to violate the U.S. embargo. The general embargo limits Sherritt's access to U.S. capital, financing sources, customers, and suppliers.

The securities offered hereby have not and will not be registered in the United States. Because Sherritt has material interests in Cuba, the Company believes that U.S. Persons may not be permitted to own securities of the Company, including the Debentures, the New Debentures, and the Restricted Voting Shares. In general written guidance, Treasury has stated that it permits portfolio investment in non-U.S. firms that have commercial dealings with Cuba, but it bars injecting capital into an enterprise in a manner supporting its Cuban transactions. Treasury might view the holding of the Debentures or the acquisition of the New Debentures (or their conversion into the Restricted Voting Shares) by U.S. Persons as an injection of capital into the Company in a manner supporting Cuba transactions. Furthermore, political developments or regulatory interpretations could result in legislative or regulatory efforts to prohibit U.S. Persons from holding the Debentures, acquiring the New Debentures, or converting them into the Restricted Voting Shares.

Separately from the general embargo, the Helms-Burton Act authorizes sanctions on individuals or entities that "traffic" in Cuban property that was confiscated from U.S. nationals or from persons who have become U.S. nationals. The U.S. Department of State has deemed Sherritt's indirect 50% interest in Moa Nickel S.A. to be a form of "trafficking" under the Helms-Burton Act and has therefore excluded certain Sherritt directors and officers from the United States.

Under the Helms-Burton Act, if the Company were considered to be "trafficking", then investors in the Company, including acquirers of the New Debentures, might be considered to be "profiting from" or "participating in" "trafficking". However, the Helms-Burton Act explicitly excludes from the definition of trafficking "the trading or holding of securities publicly traded or held", unless the trading is with an SDN, an entity which is considered by Treasury to be owned or controlled by the governments or nationals of countries subject to U.S. embargoes. Sherritt is not an SDN. The Debentures and Restricted Voting Shares of the Company are widely held by the public and traded on a stock exchange, as will the New Debentures. Accordingly, Sherritt believes that anyone purchasing, holding or trading the Debentures, the New Debentures, or the Restricted Voting Shares should not be subject to Helms-Burton liability so long as the securities were not traded with or by someone who is an SDN. Sherritt believes that the foregoing interpretation of the exception in the Helms-Burton Act definition of "trafficking" is a reasonable one; however, in the absence of any judicial interpretations of the Helms-Burton Act, any construction of the law is subject to doubt. Accordingly, potential investors should consider the threat of Helms-Burton Act litigation before acquiring the New Debentures or converting them into Restricted Voting Shares of the Company.

Although the Helms-Burton Act also authorizes damages lawsuits to be brought in U.S. courts by U.S. claimants against those "trafficking" in the claimants' confiscated property, no such lawsuits have been filed because all Presidents of the United States in office since the enactment of the Helms-Burton Act have exercised their authority to suspend the right of claimants to bring such lawsuits. The current suspension by President Bush (the 15th successive six-month suspension) expires on January 31, 2004, and it may be renewed indefinitely at six-month intervals. Although the Company has received letters from U.S. nationals claiming ownership of certain Cuban properties or rights in which the Company has an indirect interest, if the suspension were permitted to expire, Sherritt does not believe that its operations would be materially affected by any Helms-Burton Act lawsuits, because Sherritt's minimal contacts with the United States would likely deprive any U.S. court of personal jurisdiction over Sherritt. Furthermore, even if personal jurisdiction were exercised, any successful U.S. claimant would have to seek enforcement of the U.S. court judgment outside the United States in order to reach material Sherritt assets. Sherritt believes it unlikely that a court in any country in which Sherritt has material assets would enforce a Helms-Burton Act judgment.

The *Foreign Extraterritorial Measures Act* (Canada) was amended as of January 1, 1997 to provide that any judgment given under the Helms-Burton Act will not be recognized or enforceable in any manner in Canada. The amendments permit the Attorney General of Canada to declare, by order, that a Canadian corporation may sue for and recover in Canada any loss or damage it may have suffered by reason of the enforcement of a Helms-Burton Act judgment abroad. In such a proceeding, the Canadian court could order the seizure and sale of any property in which the defendant has a direct or indirect beneficial interest, or the property of any person who controls or is a member of a group of persons that controls, in law or in fact, the defendant. The property seized and sold could include shares of any corporation incorporated under a law of Canada or a province.

The federal Government of Canada has also responded to the Helms-Burton Act through diplomatic channels. Other countries, such as the members of the European Union and the Organization of American States, have expressed their strong opposition to the Helms-Burton Act and, like Canada, have taken steps, both domestically and multilaterally, to counter its effect.

Nevertheless, in the absence of any judicial interpretation of the scope of the Helms-Burton Act, the threat of potential litigation discourages some potential investors, lenders, suppliers, and customers from doing business with Sherritt.

The general embargo has been, and may in the future be, amended from time to time, as may the Helms-Burton Act, and therefore the U.S. sanctions applicable to transactions with Cuba may become more or less stringent. The stringency and longevity of the U.S. laws relating to Cuba are likely to continue to be functions of political developments in the United States and Cuba, over which Sherritt has no control.

Global Warming Concerns and Kyoto Protocol May Restrict Coal-Fired Electricity Generation

Burning coal emits carbon dioxide, a greenhouse gas that is considered to contribute to global warming. Public and government concern over the emission of greenhouse gases into the atmosphere may result in further restrictions on the burning of coal or may cause customers of Luscar Ltd. to reduce their use of coal. Canada, as a party to the United Nations Framework Convention on Climate Change and the subsequent implementation protocol, known as the Kyoto Protocol, that was adopted in 1997, has stated its intention to reduce overall greenhouse emissions to 94% of the 1990 levels by no later than 2012. In July 2001, an agreement was reached in Bonn, Germany, among approximately 180 countries which led to ratification of the Kyoto Protocol by Canada in 2002. Although the United States has indicated its intent not to ratify the Kyoto Protocol, it may propose other restrictions on the burning of fossil fuels. Widespread adoption of the Kyoto Protocol and/or alternative measures in the United States, could significantly limit the use of coal for the generation of electricity or the market for such electricity and, accordingly, adversely affect coal sales of Luscar Ltd., and Sherritt's results of operation and financial performance.

Pricing and Foreign Exchange Risks

Sherritt's current businesses include the sale of several commodities. Revenues and earnings from the sale of nickel, cobalt and oil and the sale of coal on the international export market are sensitive to change in market prices over which Sherritt has no control. Many of Sherritt's businesses operate in currencies other than

Canadian dollars and a large portion of its long-term debt is denominated in United States dollars. Sherritt is also sensitive to foreign exchange exposures when commitments are made to deliver products quoted in foreign currencies or when the contract currency is different from the product price currency. Therefore, fluctuations in the Canadian dollar exchange rate will affect Sherritt's results of operation and financial performance.

Uncertainty of Reserve Estimates

Sherritt has reserves of thermal coal, nickel, cobalt and oil. Reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling, sampling and similar examinations, which may prove to be unreliable. Future production could differ dramatically from reserve estimates for the following reasons:

- mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
- declines in the market price of thermal coal, nickel, cobalt and oil may render the production of some or all of Sherritt's reserves uneconomic;
- increases in operating costs and processing costs could render the production of some or all of Sherritt's reserves uneconomic;
- the grade of mineral reserves may vary significantly from time to time and there is no assurance that any particular level of thermal coal, nickel, cobalt or oil may be recovered from the reserves; and
- legislative changes and other political changes in jurisdictions in which Sherritt operates may result in changes to Sherritt's ability to exploit reserves.

Any of these factors may require Sherritt to reduce its reserve estimates or increase its costs. Should the market price of any of the above commodities fall, Sherritt could be required to materially write down its investment in its resource properties or delay or discontinue production or the development of new projects.

Uncertainty of Oil and Gas Exploration and Development Programs

Sherritt's oil and gas profitability is significantly affected by the costs and results of its exploration and development programs. As oil and gas reservoirs have limited lives based on proven and probable reserves, Sherritt actively seeks to replace and expand its reserves, primarily through exploration and development. Exploration for, and development of, oil and gas reserves involves many risks, is subject to compliance with many laws and regulations and is often unsuccessful. In the event that new oil and gas reserves are not discovered, cannot be developed or development costs would render development uneconomic, Sherritt may not be able to sustain production beyond the current reserve life, based on current production rates.

Mining Risks

The business of mining involves many risks and hazards, including environmental hazards, industrial accidents, labour force disruptions, supply problems and delays, unusual or unexpected geological or operating conditions, slope failures, change in the regulatory environment, weather conditions, floods, earthquakes and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Sherritt may incur significant liabilities and costs that could have a material adverse effect upon its results of operations and financial performance.

Reliance on Single Customers

Certain of Sherritt's Cuban businesses are dependent on Cuban state agencies as their single or most significant customer. If any of these agencies or the Cuban government are unable or unwilling to conduct business with Sherritt, or satisfy their obligations to Sherritt, Sherritt could be forced to close some or all of its Cuban businesses which could have a material adverse effect upon Sherritt's results of operations and financial performance.

Failure of the Development of an Active Market for the New Debentures

The New Debentures are a new issue of securities for which there is currently no trading market. Although the TSX has conditionally approved the listing of the New Debentures, there can be no assurance that an active trading market will be sustained for the New Debentures following the completion of this Offer. If an active market for the New Debentures fails to develop or be sustained, the price at which the New Debentures could be sold may be adversely affected and holders may have difficulty selling all or a portion of their New Debentures.

Prior Ranking Indebtedness

Like the Debentures, the New Debentures are subordinate in right of payment to all Senior Indebtedness of Sherritt, and therefore the payment of the principal of and interest on the New Debentures is subordinate and ranks junior to prior payment in full of all Senior Indebtedness, whether outstanding on the date of this Offer or thereafter incurred.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commission or similar authority in each of the provinces and territories of Canada, are specifically incorporated by reference in this Circular:

1. the Company's annual information form dated March 31, 2003;
2. the audited comparative consolidated financial statements of the Company and the notes thereto as at and for the years ended December 31, 2002 and 2001, together with the report of the auditors thereon, found at pages 35 through 56 of the 2002 annual report of Sherritt;
3. management's discussion and analysis of financial condition and results of operations of the Company for the financial year ended December 31, 2002, found at pages 7 through 34 of the 2002 annual report of Sherritt;
4. the Company's management information circular dated April 10, 2003 in connection with the May 22, 2003 annual and special meeting of shareholders (including the Erratum dated April 22, 2003 to the Company's management information circular dated April 10, 2003), other than the sections entitled "Composition of the compensation committee in 2002" and "Report on Executive Compensation";
5. material change report dated January 22, 2003 in respect of the agreement between Fording Inc., Teck Cominco Limited, Westshore Terminals Income Fund and Sherritt Coal Partnership II dated January 13, 2003;
6. material change report dated March 7, 2003 in respect of the acquisition by Sherritt Coal Partnership II (in which Sherritt has a 50% interest) of the thermal coal assets and other mineral interests that formed the prairie operations of Fording Inc.;
7. material change report dated May 16, 2003 in respect of the completion of an issuance by the Company of 25,000,000 Restricted Voting Shares at a price of $4.00 per Restricted Voting Share and the issuance of up to an additional 2,500,000 Restricted Voting Shares if the syndicate of underwriters chooses to exercise the over-allotment option granted to it by the Company;
8. the unaudited interim financial statements of the Company for the six months ended June 30, 2003;
9. the management's discussion and analysis of financial condition and results of operations of the Company for the six months ended June 30, 2003; and
10. the audited financial statements of Fording's Prairie operations (an operating segment of Fording Inc.) at and for the year ended December 31, 2002 together with the report of the auditors thereon.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Any documents of the types referred to in the preceding paragraphs (1) through (9), (excluding confidential material change reports) filed by the Company with the securities regulatory authorities in Canada after the date of this Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference into this Circular.

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company's Corporate Secretary at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7, Telephone: (416) 924-4551. For the purpose of the Province of Quebec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Company at the above-mentioned address and telephone number.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are Deloitte & Touche LLP, Chartered Accountants, Suite 1400, BCE Place, 181 Bay Street, Toronto, Ontario M5J 2V1.

The transfer agent and registrar for the Debentures is, and for the New Debentures will be, CIBC Mellon Trust Company, P.O. Box 7010 Adelaide Street Postal Station, Toronto, Ontario M5C 2W9.

LEGAL MATTERS

Certain legal matters in connection with the Offer will be passed upon on behalf of Sherritt by Torys LLP. As at October 24, 2003, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of each of the Restricted Voting Shares and the Debentures.

SCHEDULE "B"

OPINION OF NATIONAL BANK FINANCIAL INC.

NATIONAL BANK FINANCIAL

PRIVATE AND CONFIDENTIAL

October 7, 2003

The Board of Directors of Sherritt International Corporation
5th Floor 1133 Yonge Street
Toronto, Ontario, Canada
M4T 2Y7

To the Board of Directors

We understand that Sherritt International Corporation ("Sherritt") intends to make an offer by way of a securities exchange issuer bid (the "Exchange Offer") to acquire up to $300,000,000 aggregate principal amount of its 6% Convertible Unsecured Subordinated Debentures due December 15, 2006 of Sherritt (the "6% Debentures"). We further understand that the 6% Debentures are convertible, at the option of the holder, into Restricted Voting Shares of Sherritt (the "Restricted Voting Shares") at a conversion price of $8.775 per share, being a rate of approximately 113.96 Restricted Voting Shares per $1,000 principal amount of 6% Debentures, at any time prior to the earlier of December 15, 2006 and the last business day immediately preceding the date specified for redemption of such debentures by Sherritt.

Engagement of National Bank Financial

Pursuant to an engagement letter dated September 30, 2003 (the "Engagement Letter"), the board of directors of Sherritt (the "Sherritt Board") retained the services of National Bank Financial Inc. ("National Bank Financial") in connection with the Exchange Offer, which services included advice and assistance to the Sherritt Board and the preparation and delivery to the Sherritt Board of an opinion as to whether the convertibility feature of the 6% Debentures is of any material value (the "Opinion"). National Bank Financial has not been engaged to prepare a formal valuation of Sherritt or any of its securities or assets for the purposes of this Opinion and the Opinion should not be construed as expressing any opinion as to the value of the 6% Debentures.

Relationship with Interested Parties

National Bank Financial is not an insider, associate or affiliate of Sherritt.

National Bank Financial acts as a trader and dealer, both as principal and agent, in all major Canadian financial markets and, as such, may have had and may in the future have positions in the securities of Sherritt and, from time to time, may have executed or may execute transactions on behalf of Sherritt or affiliated entities from whom it received or may receive compensation. National Bank Financial, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Sherritt.

National Bank Financial will receive a fee for its services as financial adviser to Sherritt in connection with the Exchange Offer, including fees that are contingent on completion of the Exchange Offer and certain other events. In addition, National Bank Financial is to be reimbursed by Sherritt for its reasonable out-of-pocket expenses and be indemnified in respect of certain liabilities that might arise out of its engagement. There are no understandings or agreements between National Bank Financial, Sherritt or any of their respective affiliates or associates with respect to any future business dealings. However, National Bank Financial and its affiliates may, in the future, in the ordinary course of business, provide financial advisory, investment banking or other financial services to such parties. National Bank Financial is a wholly-owned subsidiary of a Canadian chartered bank, which bank is a lender to Sherritt.

Credentials

National Bank Financial is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. National Bank Financial regularly provides valuations and fairness opinions with respect to proposed transactions and has been involved in a number of transactions involving fairness opinions and valuations of private and publicly-traded companies.

This Opinion is the opinion of National Bank Financial and the form and content hereof has been reviewed and approved for release by a group of directors and professionals of National Bank Financial, each of whom is experienced in merger, acquisition, divestiture, valuation, debt and equity capital markets and fairness opinion matters.

Scope of Review

In preparing our Opinion, we have relied upon publicly available information and information provided to us by management of Sherritt, and have utilized such information without independent confirmation or verification.

In considering the value of the conversion feature of the 6% Debentures, National Bank Financial considered a number of factors, including the following:

(a) the value of the equity component of the 6% Debentures, as calculated by National Bank Financial utilizing the Black Scholes Option Pricing Model, is approximately $25 per $1,000 of principal amount of 6% Debentures;

(b) the value of the debt component of the 6% Debentures, as calculated by National Bank Financial, is approximately $910 per $1,000 of principal amount of 6% Debentures;

(c) during the last twelve months, the 6% Debentures have traded on the Toronto Stock Exchange (the "TSX") in a range between $795 per $1,000 of principal amount of 6% Debentures and $960 per $1,000 of principal amount of 6% Debentures with an average daily volume of $642,498 on the days traded;

(d) during the last twelve months, the Restricted Voting Shares have traded on the TSX in a range between $5.10 and $3.99 with an average daily volume of 261,649 shares;

(e) the closing price of the Restricted Voting Shares on the TSX on October 7, 2003 was $5.06 per share;

(f) the trading prices on the TSX for non-convertible, unsecured, subordinated debt of various Canadian issuers; and

(g) the trading prices on the TSX for convertible, unsecured, subordinated debt of various Canadian issuers in respect of which the convertibility feature has a material value.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion.

Assumptions and Limitations

We have relied upon, with the approval of the Sherritt Board and as permitted in the Engagement Letter, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by or on behalf of Sherritt, their respective affiliates and advisers or otherwise pursuant to our engagement, and our opinion is conditional upon such completeness, accuracy and fairness. We have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations.

This Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Sherritt as they are reflected in the information, data and other material (financial or otherwise) reviewed by us and as they were represented to National Bank Financial in our discussions with management of Sherritt.

In our analysis and in connection with the preparation of the Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Exchange Offer. We believe these assumptions to be reasonable with respect to Sherritt and the industry in which they operate.

This Opinion is effective on the date hereof and National Bank Financial disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion that may come or be brought to National Bank Financial's attention after the date hereof. Without limiting the foregoing, if there is any material change (as such term is defined in the *Securities Act* (Ontario)) in any fact or matter affecting this Opinion after the date hereof, National Bank Financial reserves the right to change, modify or withdraw this Opinion. We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. This Opinion is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Opinion has been provided to the Sherritt Board for its use only in determining the availability of an exemption from the formal valuation and related disclosure requirements of Ontario Securities Commission Rule 61-501 and the equivalent provisions of securities legislation of certain of the other provinces and in support of Sherritt's application for an exemption from such requirements, and may not be relied upon for any other purpose or by any other person without the prior written consent of National Bank Financial.

This Opinion is not to be construed as a recommendation to any holder of 6% Debentures as to whether or not to tender its 6% Debentures under the Exchange Offer.

Conclusion

Based upon and subject to the foregoing, we are of the opinion that:

(a) the convertibility feature of the 6% Debentures is of no material value; and

(b) the 6% Debentures trade on the TSX like non-convertible, unsecured, subordinated debt based on the underlying creditworthiness of Sherritt.

Yours very truly,

National Bank Financial Inc.

NATIONAL BANK FINANCIAL INC.

SCHEDULE "C"

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS OF SHERRITT INTERNATIONAL CORPORATION

INDEX TO FINANCIAL STATEMENTS

COMPILATION REPORT ON
PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

To the Directors of Sherritt International Corporation

We have read the accompanying unaudited pro forma consolidated condensed balance sheet of Sherritt International Corporation (the "Corporation") as at June 30, 2003 and unaudited pro forma consolidated condensed statements of operations for the six months then ended and for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the columns captioned "Sherritt" to the unaudited financial statements of the Corporation as at June 30, 2003 and for the six months then ended, and the audited financial statements of the Corporation for the year ended December 31, 2002, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Prairie Operations" to the unaudited financial statements of the Prairie Operations for the two months ended February 28, 2003 and the audited financial statements of the Prairie Operations for the year ended December 31, 2002, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Corporation who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the Securities Acts of the Provinces and Territories of Canada (the "Acts") and the related regulations.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma statements comply as to form in all material respects with the Acts and related regulations.

4. Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Sherritt" as at June 30, 2003 and the columns captioned "Sherritt" and "Prairie Operations" for the six months ended June 30, 2003, and for the year ended December 31, 2002 and found the amounts in the columns captioned "Pro forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Toronto, Canada
October 29, 2003

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

Six months ended June 30, 2003

(unaudited)

(millions of Canadian dollars, except per share amounts)

	Sherritt	Prairie Operations[1]	Pro forma adjustments	Notes	Pro forma
Revenue	428.7	11.2	—		439.9
Operating, selling, general and administrative expenses	285.5[2]	8.7	—		294.2[2]
Depletion and amortization	80.4	0.7	0.7	2	81.8
Gain on disposal of Metallurgical Coal Assets	(13.7)	—	—		(13.7)
Income on redemption of promissory note	(10.7)	—	—		(10.7)
Write-down of Anaconda investment	4.0	—	—		4.0
Share of loss of equity investments	0.5	—	—		0.5
Net financing expense	0.1	—	0.3	3(a)	2.3
			1.9	3(b)	
Minority interest	0.6	—	—		0.6
Earnings (loss) before income taxes	82.0	1.8	(2.9)		80.9
Income taxes	13.7	0.6	(1.1)	3(c)	13.2
Net earnings (loss)	68.3	1.2	(1.8)		67.7
Net earnings per restricted voting share					
Basic	0.49				0.47
Diluted	0.39			4(e)	0.37
Weighted average number of restricted voting shares outstanding (millions)					
Basic	107.2				107.2
Diluted	175.8		8.7	4(e)	184.5

Notes:

(1) Represents the inclusion of Sherritt's 50% interest in the operating results of the Prairie Operations for the two months ended February 28, 2003. The operating results of the Prairie Operations after February 28, 2003 are already included in Sherritt's operating results.

(2) Includes provision for site restoration and abandonment of $4.0 million.

SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS

Year ended December 31, 2002
(unaudited)
(millions of Canadian dollars, except per share amounts)

	Sherritt	Prairie Operations[1]	Pro forma adjustments	Notes	Pro forma
Revenue	806.4	33.5	—		839.9
Operating, selling, general and administrative expenses	528.6[2]	11.3	—		539.9[2]
Depletion and amortization	144.5	3.7	4.2	2	152.4
Write-down of Anaconda investment	37.0	—	—		37.0
Share of loss of equity investments	2.0	—	—		2.0
Net financing expense (income)	8.5	—	6.6	3(a)	13.2
			(1.9)	3(b)	—
Minority interest	1.1	—	—		1.1
Earnings (loss) before income taxes	84.7	18.5	(8.9)		94.3
Income taxes	24.2	6.5	(3.4)	3(c)	27.3
Net earnings (loss)	60.5	12.0	(5.5)		67.0
Net earnings per restricted voting share					
Basic	0.38				0.32
Diluted	0.36			4(e)	0.32
Weighted average number of restricted voting shares outstanding (millions)					
Basic	97.7				97.7
Diluted	166.3		8.7	4(e)	175.0

Notes:

(1) Represents the inclusion of Sherritt's 50% interest in the operating results of the Prairie Operations.

(2) Includes provision for site restoration and abandonment of $9.7 million.

SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")

PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

June 30, 2003
(unaudited)
(millions of Canadian dollars)

	Sherritt	Pro forma adjustments	Notes	Pro forma
ASSETS				
Current assets				
Cash and short-term investments[1]	152.2	(6.5)	4(a)	144.9
		(0.8)	4(a)	
Advances and loans receivable	75.1	—		75.1
Accounts receivable	312.4	—		312.4
Inventories	89.4	—		89.4
Overburden removal costs	2.0	—		2.0
Prepaid expenses	8.5	—		8.5
Future income taxes	5.1	—		5.1
	644.7	(7.3)		637.4
Capital assets	1,289.4	—		1,289.4
Investments	211.9	—		211.9
Future income taxes	38.5	2.4	4(c)	40.9
Other long-term assets	119.6	(3.3)	4(d)	116.3
	2,304.1	(8.2)		2,295.9
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Short-term debt	56.5	—		56.5
Accounts payable and accrued liabilities	148.9	(0.8)	4(a)	148.1
Current portion of long-term debt	2.2	—		2.2
Site restoration and abandonment	9.4	—		9.4
Future income taxes	0.7	—		0.7
Swaps and forward contracts	0.6	—		0.6
	218.3	(0.8)		217.5
Long-term debt	320.6	—		320.6
Future income taxes	184.6	(1.2)	4(d)	183.4
Other long-term liabilities	43.3	—		43.3
	766.8	(2.0)		764.8
Shareholders' equity				
Convertible debentures — Original Debentures	587.3	(300.0)	4(b)	293.6
		6.3	4(b)	
Convertible debentures — New Debentures	—	300.0	4(c)	295.9
		(4.1)	4(c)	
Capital stock	581.4	—		581.4
Contributed surplus	199.8	(2.1)	4(d)	193.1
		(4.6)	4(b)	
Retained earnings	168.8	(1.7)	4(b)	167.1
	1,537.3	(6.2)		1,531.1
	2,304.1	(8.2)		2,295.9

Notes:

(1) Includes restricted cash of $6.0 million.

SHERRITT INTERNATIONAL CORPORATION ("SHERRITT")
NOTES TO PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(Unaudited)
(All tabular amounts in millions of dollars)

1. BASIS OF PRESENTATION

The unaudited pro forma consolidated condensed financial statements have been prepared by management of Sherritt in accordance with Canadian generally accepted accounting principles for inclusion in the Offer and Circular (the "Circular") dated October 29, 2003, relating to the proposed exchange (the "Exchange") of 6% convertible unsecured subordinated debentures due December 15, 2006 ("Original Debentures") for 7% convertible unsecured subordinated debentures due December 15, 2013 ("New Debentures") of Sherritt.

Exchange Transaction

As detailed in the Circular, Sherritt has offered to exchange up to $300 million in Original Debentures for an equivalent principal amount of New Debentures. In addition to the change in maturity date and interest rate, the New Debentures allow for conversion to restricted voting shares of Sherritt ("Shares") at $7 per Share, or 142.857 Shares per $1,000 in principal of New Debentures. Further terms of the New Debentures can be found in the Circular. These pro forma consolidated condensed financial statements give effect to the Exchange, assuming that the maximum amount of Original Debentures is exchanged for New Debentures, as if it had occurred on June 30, 2003 for the pro forma consolidated condensed balance sheet and on January 1, 2002 for the pro forma consolidated condensed statements of operations.

Fording Transactions

On January 13, 2003, Fording Inc. ("Fording") entered into a New Combination Agreement (the "Fording Arrangement") with Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers' Pension Plan Board ("OTPP") and Sherritt. The Fording Arrangement contemplated that Fording would proceed with a conversion into an income trust known as the Fording Canadian Coal Trust ("Fording Trust"). Fording shareholders approved the conversion of Fording into Fording Trust at their shareholder meeting on February 19, 2003.

As part of the Fording Arrangement, Fording's Prairie operations (the "Prairie Operations") were sold to Sherritt Coal Partnership II, a 50% partnership between Sherritt and OTPP, for cash consideration of $225 million plus an amount for working capital and a royalty on certain future expansions. The Prairie Operations primarily comprise the mining of thermal coal for a mine-mouth power plant at Genesee, Alberta, contract mining operations at TransAlta Corporation's Highvale and Whitewood mines in Alberta and various coal and mineral interests in Alberta, Saskatchewan and Manitoba, which provide royalty income. In addition, Sherritt agreed to acquire approximately 2.9 million Fording Trust units for $100 million. After completion of the Fording Arrangement, Sherritt held a direct and indirect interest in approximately 4.5 million Fording Trust Units, representing an approximate 9.5% interest in Fording Trust.

The pro forma consolidated condensed statements of operations give effect to the above transactions as if they had occurred on January 1, 2002.

Other

The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

The information and pro forma adjustments relating to the Fording Transactions were derived from:

- the audited financial statements of Sherritt for the year ended December 31, 2002, and unaudited financial statements of Sherritt for the six months ended June 30, 2003, which have been incorporated by reference into the Circular;
- the audited financial statements of Fording's Prairie Operations for the year ended December 31, 2002, which have been incorporated by reference into the Circular and unaudited financial statements of Fording's Prairie Operations for the two months ended February 28, 2003.

In preparing these pro forma financial statements, no adjustments were made to reflect operating synergies, general and administrative cost savings or possible tax benefits that may result from the transactions. Other non-recurring income or costs, which may result from these transactions, are also excluded.

Financial statements require management to make estimates and assumptions that affect the reported amounts of pro forma assets and liabilities at the date of the balance sheet and the reported amounts of pro forma revenues and expenses during the reporting period. Actual results could differ from those estimates.

(All tabular amounts in millions of dollars)

2. ACQUISITION OF PRAIRIE OPERATIONS AND FORDING TRUST UNITS — PRO FORMA ADJUSTMENTS

The acquisition of 2,857,143 Fording Trust units and the Prairie Operations occurred concurrently as part of the Fording Arrangement.

The allocation of acquisition costs recorded as at June 30, 2003 is preliminary and may be subject to adjustment after the final determination of fair values of assets and liabilities acquired, including any working capital adjustments.

Depletion and amortization has been increased by $4.2 million for the year ended December 31, 2002 and $0.7 million for the two months ended February 28, 2003 to reflect the amortization of adjustments to the carrying value of capital assets arising from the above acquisition.

3. OTHER PRO FORMA ADJUSTMENTS

(a) Net financing expense (income) has been adjusted for the following items:

	Six months ended June 30, 2003	Year ended December 31, 2002
Reduce interest income on lower cash balances	$0.7	$3.6
Loss on sale of Fording units	(0.8)	0.8
Record Sherritt interest expense on new short-term borrowing	0.4	2.2
	$0.3	$6.6

Immediately subsequent to the acquisition of the Fording Trust units (see Note 2), Sherritt sold approximately 0.9 million Fording Trust units for a loss of $0.8 million. This loss has been reversed in the six months ended June 30, 2003 and recorded in the year ended December 31, 2002.

(b) Net financing expense (income) has been decreased by $1.9 million for the year ended December 31, 2002 and increased by the same amount for the six months ended June 30, 2003 to reflect the two quarterly distributions received on the Fording Trust units held directly by Sherritt during the period from March 1, 2003 to June 30, 2003. No additional distributions have been included in the pro forma statement of operations presented, as this information is not determinable.

(c) Income tax expense has been adjusted for the impact of all of the above items.

4. EXCHANGE TRANSACTION — PRO FORMA ADJUSTMENTS

(a) Cash and short-term investments are reduced by the $6.5 million in issue costs related to the Exchange transaction and $0.8 million in accrued interest in respect of the Original Debentures included in the Exchange.

(b) Convertible debentures are reduced by the $300 million principal amount in Original Debentures, net of the related $6.3 million in original issue costs, of which $4.6 million is charged to contributed surplus and $1.7 million is charged to retained earnings.

(c) Convertible debentures are increased by $300 million principal amount in New Debentures, net of $4.1 million in new issue costs (net of future tax recovery of $2.4 million).

(d) Deferred debenture interest of $3.3 million related to the Original Debentures is removed from Other assets and charged to contributed surplus, net of $1.2 million in future tax liabilities.

(e) The weighted average number of Shares for the diluted earnings per Share calculation has been increased by approximately 8.7 million Shares to reflect the reduced conversion price of $7.00 per Share of the New Debentures, compared to the Original Debentures exchanged. Net income available for restricted voting shareholders for the year ended December 31, 2002 has been reduced by increased interest on convertible debentures of $3.2 million ($1.7 million for the six months ended June 30, 2003) and the loss on the Exchange of $9.0 million ($nil for the six months ended June 30, 2003).

(All tabular amounts in millions of dollars)

4. EXCHANGE TRANSACTION — PRO FORMA ADJUSTMENTS (Continued)

The following table represents a reconciliation of the numerator for the calculation of pro forma basic and diluted net earnings per restricted voting share for the six months ended June 30, 2003. As noted above the denominator for the diluted earnings per restricted voting share has been adjusted by 8.7 million shares.

		Basic EPS	Diluted EPS
Actual net earnings	$ 68.3		
Less: Interest on Original Debentures	(15.7)		
Net earnings applicable to restricted voting shareholders	52.6	$ 0.49	$ 0.39
Add: Impact of the Prairie Operations and other pro forma items (Notes 2 and 3)	(0.6)	—	—
	52.0	$ 0.49	$ 0.39
Adjustment related to the Exchange:			
Increase in New Debenture interest, including accretion	(1.7)	(0.02)	
	$ 50.3	$ 0.47	$ 0.37

The following table represents the reconciliation of the numerator for the calculation of pro forma basic and diluted net earnings per restricted voting share for the year ended December 31, 2002. As noted above the denominator for the diluted net earnings per restricted voting share has been adjusted by 8.7 million shares.

		Basic EPS	Diluted EPS
Actual net earnings	$ 60.5		
Less: Interest on Original Debentures	(23.3)		
Net earnings applicable to restricted voting shareholders	37.2	$ 0.38	$ 0.36
Add: Impact of the Prairie Operations and other pro forma items (Notes 2 and 3)	6.5	0.07	0.04
	43.7	$ 0.45	$ 0.40
Adjustments related to the Exchange:			
Elimination of unamortized issue costs on Original Debentures	(6.3)		
Elimination of deferred debenture interest on Original Debentures	(2.7)		
Increase in New Debenture interest, including accretion	(3.2)		
	$(12.2)	$(0.13)	
	$ 31.5	$ 0.32	$ 0.32*

* The effects of interest on the Original Debentures and the Exchange were not included in the calculation of diluted EPS as the effect was anti-dilutive.

5. SUPPLEMENTAL DISCLOSURE

In June 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an Exposure Draft on Liabilities and Equity with the intent to revise its recommendations in respect of accounting for certain equity instruments that can be settled, at the issuer's option, by a variable number of equity instruments, which would require these amounts to be presented as liabilities. These revisions would be effective for fiscal years beginning on or after January 1, 2004 and will require retroactive restatement at that time of the financial statements of all periods presented. The impact of the proposals in their present form on the Corporation would include:

- reclassifying the liability component of both the Original Debentures and the New Debentures from their presentation as equity instruments under current Canadian generally accepted accounting principles ("GAAP") as long-term liabilities;
- recording accretion expense on the liability component of the Original Debentures that were previously grandfathered from accretion under Emerging Issues Committee ("EIC") Abstract 71;
- reclassifying a pro rata portion of interest on both the Original Debentures and the New Debentures from a charge to retained earnings to interest expense;

5. **SUPPLEMENTAL DISCLOSURE (Continued)**

- reclassifying a pro rata portion of gains recorded on repurchase of Original Debentures that occurred in 2000 from contributed surplus to retained earnings;
- reclassifying a pro rata portion of issue costs of both the Original Debentures and the New Debentures from a reduction of the carrying amount in equity to other assets; and
- amortizing the issue costs classified as other assets and charging certain issue costs of the New Debentures to net financing expense.

The effect of the changes to GAAP can only be determined at the time they are approved and published by the CICA and the Exchange transaction is completed.

Office of the Depositary
CIBC Mellon Trust Company
Toll Free: 1-800-387-0825

By Mail

CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier

CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Attn: Courier Window

By Facsimile Transmission

(416) 643-3148

Telephone: (416) 643-5500

Any questions and requests for assistance may be directed by Debentureholders to the Depositary at the telephone number and location set out above, or by e-mail at inquiries@cibcmellon.com or to the Dealer Managers as set out below.

The Dealer Managers for the Offer are:

National Bank Financial Inc.
Telephone: 416-869-7939
1-866-807-5115

BMO Nesbitt Burns Inc.
Telephone: 416-359-6930
1-866-758-9860

Griffiths McBurney & Partners
Telephone: 416-943-6600

Paradigm Capital Inc.
Telephone: 416-363-5106

Peters & Co. Limited
Telephone: 403-261-2287

Salman Partners Inc.
Telephone: 604-622-5273

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see below for address and telephone number) or your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To Deposit 6% Convertible Unsecured Subordinated Debentures due December 15, 2006
of

SHERRITT INTERNATIONAL CORPORATION

Pursuant to the Offer to Exchange
Dated October 29, 2003

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 8:00 P.M. (EASTERN STANDARD TIME) ON DECEMBER 3, 2003 UNLESS THE OFFER IS WITHDRAWN, VARIED OR EXTENDED

The Depositary, any of the Dealer Managers (see back cover page for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

This Letter of Transmittal, or a manually executed facsimile thereof, in each case properly completed and duly executed, together with all other required documents, must accompany the certificates representing 6% Convertible Unsecured Subordinated Debentures due December 15, 2006 (the "Debentures") deposited pursuant to the offer (the "Offer") dated October 29, 2003 made by Sherritt International Corporation ("Sherritt" or the "Company") to holders of Debentures ("Debentureholders") to exchange up to $300,000,000 aggregate principal amount of its outstanding Debentures for up to $300,000,000 principal amount of 7% convertible unsecured subordinated debentures of Sherritt due December 15, 2013 ("New Debentures"), with each $1,000 principal amount of Debentures being exchanged for $1,000 principal amount of New Debentures, plus any accrued and unpaid interest on those Debentures exchanged, up to and including the date immediately prior to the date upon which such Debentures are taken up and exchanged by Sherritt, subject to any applicable withholding tax (the "Interest").

This Letter of Transmittal is to be used only if certificates for Debentures are to be forwarded with it pursuant to Section 3 of the Offer. Debentureholders whose certificates are not immediately available or who cannot deliver their certificates for Debentures and all other documents which this Letter of Transmittal requires to the Depositary by the Expiration Time (as defined in the Offer) must deposit their Debentures according to the guaranteed delivery procedure set forth in Section 3 of the Offer. See Instruction 2.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal which are defined in the Offer shall have their respective meanings set out in the Offer.

Delivery of this instrument to an address other than those of the Depositary shown on the back cover page of this Letter of Transmittal does not constitute a valid delivery.

TO: Sherritt International Corporation
AND TO: CIBC Mellon Trust Company (the "Depositary"), as depositary at its Toronto office

The undersigned acknowledges that deposits of Debentures under the Offer will not be accepted from or on behalf of Debentureholders in any jurisdiction outside of Canada in which the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. The undersigned hereby declares that the undersigned is not acting for the account or benefit of a person from such a jurisdiction and is not in, or delivering this Letter of Transmittal from, such a jurisdiction.

The undersigned hereby deposits with Sherritt, upon the terms and subject to the conditions set forth in the Offer and any supplements or amendments thereto, and in this Letter of Transmittal, receipt of which are hereby acknowledged, the Debentures listed below, represented by the enclosed certificate(s) for Debentures listed below, pursuant to the letter of transmittal procedures set out in section 3 of the Offer and the Instructions and Rules below.

DESCRIPTION OF DEBENTURES DEPOSITED
(See Instructions 3 and 4)

Name(s) and Address(es) of Registered Debentureholder(s) **(please print)** (Please fill in exactly as Name(s) appear(s) on Debenture Certificate(s))	**Debenture Certificate Number** (if available)	**Aggregate Principal Amount of Debentures Represented by Certificate**	**Aggregate Principal Amount of Debentures Deposited*** (in multiples of $1,000)
		$	$
		$	$
		$	$
(If space is insufficient attach a list in the above form.)		**TOTAL**	$

* If you desire to deposit less than the entire principal amount of Debentures evidenced by any Debenture certificates listed above, indicate in this column the principal amount of Debentures you wish to deposit. If the principal amount included in this column is not an integral multiple of $1,000, the principal amount included in this column rounded to the nearest integral multiple of $1,000 will be considered to have been deposited. Otherwise the entire principal amount of Debentures evidenced by such Debenture certificates rounded to the nearest integral multiple of $1,000 will be considered to have been deposited. See Instruction 4.

Subject to and effective upon acceptance for exchange of the Debentures deposited hereby in accordance with the terms of the Offer, the undersigned hereby exchanges, assigns and transfers to or upon the order of Sherritt all rights, title and interest in and to all Debentures deposited hereby and hereby irrevocably constitutes and appoints the Depositary and any officer of Sherritt as attorney-in-fact of the undersigned with respect to such Debentures, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a) deliver certificates for such Debentures, together with all accompanying evidences of transfer and authenticity, to or upon the order of Sherritt upon receipt by the Depositary, as the undersigned's agent, of the certificates for the New Debentures plus the payment of Interest to which the undersigned is entitled under the terms of the Offer;

(b) present certificates for such Debentures for cancellation and transfer on the books of the trustee for the Debentures; and

(c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Debentures, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that:

(a) when and to the extent Sherritt accepts the Debentures for exchange, Sherritt will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom;

(b) on request, the undersigned will execute and deliver any additional documents that the Depositary or Sherritt deems necessary or desirable to complete the assignment, transfer, and exchange of the Debentures deposited hereby; and

(c) the undersigned has read and agrees to all of the terms of the Offer and this Letter of Transmittal.

The undersigned understands that up to $300,000,000 principal amount of Debentures properly deposited and not withdrawn will be exchanged for up to $300,000,000 principal amount of New Debentures plus Interest, with each $1,000 principal amount of Debentures being exchanged for $1,000 principal amount of New Debentures plus Interest owing on such $1,000 principal amount of Debentures, upon the terms and subject to the conditions of the Offer, and that Sherritt will return all other Debentures, including Debentures not exchanged because they were not with a principal amount of $1,000 or an integral multiple thereof and Debentures not exchanged because of proration.

The undersigned understands that if the aggregate principal amount of Debentures properly deposited by the Expiration Time and not withdrawn is greater than $300,000,000, Sherritt will, upon the terms and subject to the conditions of the Offer, exchange for an equal principal amount of New Debentures plus Interest, Debentures so deposited having an aggregate principal amount of $300,000,000 on a *pro rata* basis (calculated to the nearest whole $1,000 principal amount of Debentures, so as to avoid the creation of fractional Debentures or New Debentures while ensuring that $300,000,000 aggregate principal amount of New Debentures are issued). Sherritt's determination as to proration shall be final and binding on all parties.

The undersigned recognizes that under certain circumstances set forth in the Offer, Sherritt may terminate or amend the Offer or may not be required to exchange any of the Debentures deposited hereby, including if less than $150,000,000 aggregate principal amount of Debentures is deposited and not withdrawn at the Expiration Time, or may accept for exchange, in accordance with the applicable proration provisions relating to Debentures deposited, fewer than all of the Debentures deposited hereby. The undersigned understands that certificate(s) for any Debentures not deposited or not exchanged will be returned to the undersigned at the address indicated above unless otherwise indicated in Box A, Box B or Box C below. The undersigned recognizes that Sherritt has no obligation, pursuant to the instructions in such Boxes, to transfer any certificates for Debentures from the name of their registered owner.

The undersigned understands that the proper deposit of Debentures to the Offer will constitute a binding agreement between the undersigned and Sherritt, effective immediately following the Expiration Time, upon the terms and subject to the conditions of the Offer.

The undersigned understands that settlement for Debentures accepted for exchange pursuant to the Offer will be made by depositing with the Depositary (a) certificates representing the New Debentures to which the undersigned is entitled, and (b) the amount that is payable as Interest for such Debentures accepted for exchange. The Depositary will act as agent for the depositing Debentureholders for the purpose of receiving the consideration from Sherritt and transmitting such certificates and Interest payment to the depositing Debentureholders. Under no circumstances will interest be paid by Sherritt or the Depositary by reason of any delay in exchanging any Debentures or in making payment of Interest or otherwise, other than the Interest specifically provided for in the Offer.

In exchange for the certificates of the deposited Debentures as are exchanged, the certificates representing New Debentures to which the undersigned is entitled will be registered in, and a cheque for the Interest payable in respect of such deposited Debentures will be issued to or to the order of the undersigned and both will be mailed by first-class mail to the address indicated above unless otherwise indicated in Box A, Box B or Box C below.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death, incapacity bankruptcy or insolvency of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer, this deposit is irrevocable.

If a Debenture certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and your telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

Please carefully review the Instructions and Rules beginning on page 6 before completing the following information:

BOX A
(See Instructions 1, 4 and 5)

ISSUE CHEQUE AND CERTIFICATE(S) IN THE NAME OF (please print or type):

____
(Name)

____
(Street Address and Number)

____
(City and Province)

____
(Country and Postal Code)

____
(Telephone Number — Business Hours)

____
(Social Insurance Number)

BOX B
(See Instructions 1, 4 and 5)

SEND CHEQUE AND CERTIFICATE(S) (UNLESS BLOCK C IS CHECKED) TO (please print or type):

☐ Same address as Block A or to:

____
(Name)

____
(Street Address and Number)

____
(City and Province)

____
(Country and Postal Code)

BOX C
HOLD FOR PICK-UP

☐ **Hold certificate(s) for Debentures and/or certificate(s) for New Debentures and cheque for Interest for pick-up**

BOX D
GUARANTEED DELIVERY

☐ **Check here if certificates for deposited Debentures are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:**

Name(s) of Registered Owner: ______________________
(Please Print)

Date of Execution of Notice of Guaranteed Delivery: ______________________

Name of Institution which Guaranteed Delivery: ______________________

BOX E
SOLICITATION
(See Instruction 7)
FOR HOLDERS RESIDENT IN CANADA ONLY

The holder signing below represents that the Investment Dealer or Broker who solicited and obtained this deposit is:

______________________ ______________ / ______________
(Firm) (Telephone Number) (Fax Number)

______________________ ______________________
(Registered Representative) (Address)

☐ CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

BOX F
DEBENTUREHOLDER(S) SIGN HERE
(See Instructions 1 and 5)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title.

Authorized Signature: ______________________ Dated: ______________
(Signature(s) of Holder(s))

Name(s): ______________________
(Please Print)

Capacity: ______________________

Telephone Number during business hours: (   ) ______________

BOX G
GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 5)

Authorized Signature: ______________________ Dated: ______________

Name(s): ______________________
(Please Print)

Title: ______________________

Name of Firm: ______________________

Address: ______________________

____
(Include Postal Code)

Telephone Number during business hours: (   ) ______________

INSTRUCTIONS AND RULES
Forming Part of the Terms of the Offer

1. *Guarantee of Signatures.* No signature guarantee is required if either:

   (a) this Letter of Transmittal is signed by the registered owner of the Debentures deposited with this Letter of Transmittal exactly as the name of such holder appears on the certificate(s) deposited and payment and delivery are to be made directly to such holder at the address shown on the register of Debentureholders maintained by or on behalf of Sherritt and such owner has not completed either Box A or Box B above indicating otherwise; or

   (b) such Debentures are deposited for the account of a firm which is a Schedule 1 Canadian chartered bank, a major trust company in Canada, a trust company or commercial bank having an office, branch or agency in Toronto, Ontario, a member firm of a recognized stock exchange in Canada or the Investment Dealers Association of Canada, a member of the Securities Transfer Agents Medallion Program (STAMP) or a member of the Stock Exchange Medallion Program (SEMP) (each being referred to as an "Eligible Institution").

   In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box G "Guarantee of Signature(s)".

2. *Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.* This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Debentures together with a properly completed and duly executed Letter of Transmittal or manually executed photocopy thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary at or before the Expiration Time (as defined in the Offer).

   Debentureholders whose certificates are not immediately available or who cannot deliver certificates for Debentures and all other required documents to the Depositary at or before the Expiration Time, may deposit their Debentures by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedures set forth in Section 3 of the Offer. Pursuant to such procedures, the certificates for all physically deposited Debentures, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal must be received by the Depositary at its Toronto office before 5:00 p.m. (Eastern Standard Time) on the third day on which trading occurs on the Toronto Stock Exchange (each such day is referred to as a "Trading Day") after the Expiration Time, all as provided in Section 3 of the Offer.

   The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For Debentures to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery not later than the Expiration Time.

   The method of delivery of all documents, including certificates for Debentures, is at the option and risk of the depositing Debentureholder. If certificates for Debentures are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Time to permit delivery to the Depositary on or prior to such time. Delivery will only be made upon actual receipt of such Debentures by the Depositary.

   Sherritt will not exchange any fractional Debentures (i.e. Debentures in amounts other than $1,000 or an integral multiple thereof), nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by the Offer. All depositing Debentureholders, by execution of this Letter of Transmittal (or manually executed photocopy of it) waive any right to receive any notice of the acceptance of their deposit.

3. *Inadequate Space.* If the space provided in the Box above captioned "Description of Debentures Deposited" is inadequate, the information required by that Box should be listed on a separate signed schedule and attached to this Letter of Transmittal.

4. *Partial Deposits and Debentures Not Exchanged.* If less than all of the principal amount of Debentures evidenced by any certificate is deposited, in the Box above captioned "Description of Debentures Deposited" fill in the principal amount of Debentures which are to be deposited in the column entitled "Principal Amount of Debentures Deposited". In such case, if any deposited Debentures are exchanged, a new certificate for the remainder of the principal amount of Debentures evidenced by the old certificate(s) will be issued and sent to the registered owner, unless otherwise specified in Box A, Box B or Box C above, as soon as practicable after the Expiration Time. The

total principal amount of Debentures represented by the certificate(s) listed and delivered to the Depositary will be deemed to have been deposited unless otherwise indicated.

5. *Signatures on Letter of Transmittal, Powers of Attorney and Endorsements.*

   (a) If this Letter of Transmittal is signed by the registered owner(s) of the Debentures deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

   (b) If the Debentures are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

   (c) If any deposited Debentures are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or manually executed photocopies of it) as there are different registrations of certificates.

   (d) When this Letter of Transmittal is signed by the registered owner(s) of the Debentures listed and transmitted hereby, no endorsements of certificate(s) representing such Debentures or separate powers of attorney are required unless payment is to be made, or the certificates for Debentures not deposited or not exchanged or the certificates for the New Debentures are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or powers of attorney must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or power(s) of attorney must be guaranteed by an Eligible Institution. See Instruction 1.

   (e) If this Letter of Transmittal or any certificates or powers of attorney are signed by trustees, executors, administrators, guardians, attorney-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Sherritt, in its sole discretion, of their authority so to act.

6. *Irregularities.* All questions as to the principal amount of Debentures to be accepted, proration, the form of documentation and the validity, eligibility (including time of receipt), acceptance for exchange of any deposit of Debentures and withdrawal of Debentures deposited to the Offer will be determined by Sherritt, in its sole discretion, which determination shall be final and binding on all parties. Sherritt reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Sherritt's counsel, be unlawful. Sherritt also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Debentures. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Sherritt, the Depositary or any other person is or will be under any duty to give notification of any defect or irregularity in deposits, nor will any of them incur any liability for failure to give any such notice. Sherritt's interpretation of the terms and conditions of the Offer (including these instructions) will be final and binding on all parties.

7. *Solicitation.* Identify the Canadian broker or dealer, if any, who solicited this acceptance by completing Box E "Solicitation".

8. *Questions and Requests for Assistance and Additional Copies.* Questions and requests for assistance and additional copies of the Offer, the Notice of Guaranteed Delivery and this Letter of Transmittal may be directed to the Depositary at its address and telephone and facsimile numbers set forth on the back cover of this Letter of Transmittal or to your local broker, dealer, commercial bank, trust company or other nominee.

9. *Governing Law.* The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

10. *Language.* By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and each of the Depositary and Sherritt shall be deemed to have required that any contract evidenced by an offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une version anglaise de la présente lettre d'envoi, le soussigné ainsi que le dépositaire et Sherritt sont réputés avoir demandé que tout contrat attesté par l'offre, telle qu'elle est acceptée au moyen de la présente lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

IMPORTANT: This Letter of Transmittal or a manually executed photocopy of it (together with certificates for Debentures and all other required documents) or the Notice Guaranteed Delivery must be received by the Depositary at or before the Expiration Time.

Depositary:
CIBC Mellon Trust Company

By Mail
CIBC Mellon Trust Company
P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Hand or by Courier
CIBC Mellon Trust Company
199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Attn: Courier Window

By Facsimile Transmission
416-643-3148

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825
E-mail: inquiries@cibcmellon.com

Dealer Managers:

National Bank Financial Inc.
Telephone: (416) 869-7939
1-866-807-5115

BMO Nesbitt Burns Inc.
Telephone: (416) 359-6930
1-866-758-9860

Griffiths McBurney & Partners
Telephone: (416) 943-6600

Paradigm Capital Inc.
Telephone: (416) 363-5106

Peters & Co. Limited
Telephone: (403) 261-2287

Salman Partners Inc.
Telephone: (604) 622-5273

Any questions and requests for assistance may be directed to the Depositary or the Dealer Managers at their respective telephone numbers and locations set out above.

INDEX TO EXHIBITS

Exhibit 10 Audited financial statements of Fording's Prairie operations (an operating segment of Fording Inc.) at and for the year ended December 31, 2002 together with the report of the auditors thereon.

EXHIBIT 1

sherritt

SHERRITT INTERNATIONAL CORPORATION

ANNUAL INFORMATION FORM

March 31, 2003

SHERRITT INTERNATIONAL CORPORATION
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

DEFINITIONS AND ABBREVIATIONS

The following definitions and abbreviations are used throughout this document:

"**Anthracite coal**" means a class of coal of the highest rank and having a heat value, calculated on an ash-free basis, as high as 34,900 KJ/Kg and primarily used for industrial and home heating purposes.

"**Bpd**" means barrels per day.

"**Bbl**" means barrel or 34.962 imperial gallons.

"**Bcf**" means billion cubic feet.

"**BCM**" means a bank cubic metre, which represents one cubic metre of material measured prior to disturbance.

"**Bituminous coal**" means a class of coal having heat values, calculated on an ash-free basis, typically ranging from 24,400 to 32,600 KJ/Kg, commonly used for utility and industrial steam purposes and in the steel-making industry, for making coke for pulverized coal injection into the blast furnace.

"**BTU**" means a British thermal unit; the amount of heat needed to raise the temperature of one pound of water by one degree Fahrenheit.

"**Coal processing plant**" means a facility for crushing, sizing, or washing coal to prepare it for sale.

"**Coal rank**" means the qualitative classification of coal from lignite to anthracite based on calorific content and other qualitative and quantitative characteristics.

"**Coal reserve**" means coal quantities that are anticipated to be mineable based upon the completion of feasibility studies, utilizing existing technology, under prevailing economic conditions and which have no legal impediment to mining.

"**Char**" means the product derived from lignite coal, which is used to produce barbecue briquettes.

"**CMT**" means a clean metric tonne, which represents one metric tonne of coal that has been prepared for sale in a coal processing plant.

"**Coke**" means a hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.

"**Coking coal**" is metallurgical coal that exhibits the physical and chemical properties that are necessary to form coke.

"**Dragline**" means a large, electrically powered, mobile machine with a large bucket suspended from the end of a long boom used to remove large quantities of overburden and coal materials a short distance in the surface mining process.

"**Feed**" means ore that has undergone treatment to increase its metal content.

"**Fording**" refers to Fording Inc.

"**GW**" means gigawatt; equivalent to one million kilowatts.

"**Haul truck**" means a large, off-road truck used to haul overburden or coal on a mine site.

"**Kg**" means a kilogram or 1,000 grams.

"**KJ**" means a kilojoule or 1,000 joules; equivalent to one kilowatt of power radiated or dissipated for one second.

"**Km**" means a kilometre or 1,000 metres.

"**KW**" means a kilowatt; equivalent to 1,000 watts of electric power.

"**KWh**" means kilowatt hour; equivalent to the supply of one kilowatt of power for a continuous one hour period.

"**LIBOR**" refers to the London Inter-Bank Offered Rate.

"**Lignite coal**" means a class of coal of the lowest rank and having a heat value, calculated on an ash-free basis, ranging from 14,700 to 19,300 KJ/Kg and used primarily for power generation and the making of char.

"**Loader**" means a large machine used to load coal or overburden.

"**LPG**" means liquefied petroleum gases consisting mainly of components lighter than pentane.

"**Luscar**" refers collectively to Luscar Coal Ltd. and Luscar Ltd. as well as to their respective affiliates and subsidiaries.

"**Manalta**" refers collectively to Manalta Coal Income Trust and Manalta Coal Ltd. as well as to its affiliates and subsidiaries.

"**Mcf**" means thousands of cubic feet.

"**Mcf/d**" means thousands of cubic feet per day.

"**Metallurgical coal**" means the various grades of coal used in the integrated steel making process, which are suitable for carbonization to make coke or for pulverized coal injection into the blast furnace.

"**Mine-mouth power plant**" means a coal-fired electrical generating plant located in close proximity to a coal mining operation that is its sole fuel supply source.

"**Mmcf**" means millions of cubic feet.

"**Mmcf/d**" means millions of cubic feet per day.

"**MW**" means a megawatt; equivalent to one thousand kilowatts.

"**MWh**" means a megawatt hour; equivalent to one thousand kilowatt hours.

"**Non-reserve coal**" has the same meaning as coal resources.

"**Oil**" includes crude oil and natural gas liquids.

"**Overburden**" means materials that overlie a mineral deposit.

"**Pulverized coal injection**" refers to the injection of pulverized coal into a blast furnace as part of the integrated steel mill process.

"**Reclamation**" means the restoration of land and the surrounding environment of a mining or oil and gas drilling site after the resources are extracted.

"**SCAI**" refers to Sherritt Coal Acquisition Inc., a corporation wholly-owned by Sherritt Coal Partnership II.

"**SCP II**" refers to Sherritt Coal Partnership II.

"**Seam**" means a three dimensional zone consisting of one or more layers of mineralization which may be separated by one or more thin layers of rock.

"**Shares**" means Restricted Voting Shares issued by Sherritt International Corporation.

"**Shovel**" means a large electric diesel powered machine used in the surface mining process to remove and load overburden or coal.

"**Steam coal**" has the same meaning as thermal coal.

"**Strip ratio**" means the ratio of overburden materials to underlying coal, generally measured in BCM of overburden in place to CMT of coal.

"**Subbituminous coal**" means a class of coal intermediate in rank between lignite and bituminous coal and possessing a heat value, calculated on an ash-free basis, generally ranging from approximately 19,300 to 26,700 KJ/kg, used to generate electricity or process heat.

"**Surface mine**" means a mine in which the mineral deposit lies sufficiently near the surface to be extracted by removing the overburden.

"**Syncline**" means a series of flat-lying rock strata that has been folded into a trough-like geological structure within which mineral deposits may lie.

"**Thermal coal**" means coal used for its heating value by power plants and industrial steam boilers to produce electricity or process heat.

"**Tonne**" refers to a metric tonne equal to approximately 2,204.6 pounds.

"**Tpd**" means tonnes per day.

"**Volatiles**" or "**Volatile matter**" means that portion of coal that is driven off in gaseous and vapour form when coal is subjected to a standard heating test.

Conversion Factors

Measurements in this document are generally given in metric units. The following table sets forth standard conversions between metric units of measure and imperial units of measure.

To convert from	To	Multiply By
Cubic metres	cubic yards	1.308
Metres	feet	3.281
Kilometres	miles	0.621
Hectares	acres	2.471
Kilograms	pounds	2.205
Tonnes	long tons	0.984
KJ/kg	Btu/lb	0.430

Exchange Rates

All monetary amounts are stated in Canadian Dollars unless otherwise indicated. As of December 31, 2002 and March 31, 2003, the noon Canada/United States Dollar exchange rate, as reported by the Bank of Canada, was Cdn.$1.00 equals U.S.$0.6331 and U.S.$0.6806 respectively. As of December 31, 2002 and March 31, 2003, the noon Canada/Australia Dollar rate as reported by the Bank of Canada was Cdn.$1.00 equals A$1.1250 and A$1.1254 respectively.

Notice

Information concerning Fording Inc., Fording Canadian Coal Trust, Teck Cominco Limited, Westshore Terminals Income Fund and information relating to coal properties previously held by Fording Inc. (including its predecessors and successors) contained in this Annual Information Form has been taken from or is based upon publicly available documents or records on file with securities authorities and other public sources. Although Sherritt International has no knowledge that would indicate that any statements contained herein that are taken from or based upon these documents and records or other public sources are untrue or incomplete, Sherritt International does not assume and expressly disclaims any responsibility for the accuracy or completeness of the information taken or based upon those documents, records and other public sources or for any failure of the above noted entities to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Sherritt International.

For more complete disclosure or for further information on Fording Inc., Fording Canadian Coal Trust, Teck Cominco Limited and Westshore Terminals Income Fund, reference should be made to the publicly available documents and records on file with securities regulatory authorities for each of the aforesaid entities.

ITEM 1

INCORPORATION

1.1 Name and Incorporation

Sherritt International Corporation ("Sherritt International" or the "Corporation"), formerly Sherritt International Corp., was incorporated on October 4, 1995 by articles of incorporation under the *Business Corporations Act* (New Brunswick). The articles of incorporation were amended in October and November 1995 to provide for the Corporation's current name and capital structure. Its authorized capital consists of an unlimited number of Shares and 100 multiple voting shares.

The rights, privileges, restrictions and conditions attached to the multiple voting shares provide that the holder, Ian W. Delaney, shall have sufficient votes to elect the majority of the directors of the Corporation. The articles include a provision that the multiple voting shares are non-transferable and automatically convert into Shares on a share per share basis upon Mr. Delaney ceasing to be a director of Sherritt International or upon his incapacity, death or the tenth anniversary of the date on which the multiple voting shares were issued to Mr. Delaney, whichever occurs first.

As part of a reorganization on November 24, 1995, Sherritt Inc. (the "predecessor company") transferred to Sherritt International Corporation, its 50% indirect interest in a vertically-integrated commodity nickel/cobalt metals business (the "Metals Enterprise"), its interests in the exploration for and production of oil and natural gas outside Canada, its engineering and metallurgical technologies business, together with rights in respect of all associated intellectual property, plus certain other Cuban assets and investments.

Sherritt International's principal and head office is located at 1133 Yonge Street, Toronto, Ontario, M4T 2Y7.

The information contained in this annual information form ("AIF") relates to Sherritt International and its subsidiaries, affiliates and its proportionate indirect interest in joint ventures for the year ended December 31, 2002 and for the year ended December 31, 2001, where applicable unless otherwise indicated.

1.2 Intercorporate Relationships

Name	Jurisdiction of Incorporation/Governing Jurisdiction	% of Voting Securities Held (Directly or Indirectly)
Luscar Energy Partnership	Ontario	50%
Luscar Energy Holdings Ltd.	Ontario	100%
Luscar Ltd.	Alberta	50%
Luscar Coal Ltd.	Alberta	50%
Sherritt Coal Partnership II	Ontario	50%
Sherritt Coal Acquisition Inc.	Canada	50%
The Cobalt Refinery Company Inc.	Alberta	50%
International Cobalt Company Inc.	Bahamas	50%
Moa Nickel S.A.	Cuba	50%
Sherritt International Oil and Gas Limited	Alberta	100%
CNWL Oil (España) S.A.	Spain	100%
Sherritt International (Cuba) Oil and Gas Limited	Barbados	100%
Sherritt International Investments (Cuba) Limited	Barbados	100%
Sherritt Power Corporation	New Brunswick	49.7%(1)

Note:

(1) As of March 28, 2003, Sherritt Power Corporation was acquired and wound up into Sherritt International. On March 31, 2003, the Corporation reconveyed the former assets of Sherritt Power Corporation to a new wholly owned subsidiary.

ITEM 2

GENERAL DEVELOPMENT OF THE BUSINESS

2.1 Three-year History

Sherritt International began operations on November 24, 1995 with cash, a 50% indirect interest in the Metals Enterprise, interests in the exploration for and production of oil and natural gas outside Canada, an engineering and metallurgical technologies business, together with rights in respect of all associated intellectual property, plus certain other assets and investments in Cuba. The Corporation is based in Toronto, Ontario and operates in Canada, the Republic of Cuba and internationally.

In December 1997, the Corporation constituted Sherritt Power Corporation ("Sherritt Power") to finance, build and operate power-generating businesses. In March 1998, Sherritt Power completed an initial public offering, which raised $150 million in public equity and debt financing. Prior to completion of the two transactions described in subsection 2.3 herein, the Corporation held approximately 49.7% of the equity and $60.2 million of the 12.125% senior unsecured amortizing notes ("Sherritt Power Notes") of Sherritt Power due 2007.

In February 2000, the Corporation announced its intention to establish a mechanism for the orderly retirement of its outstanding 6% convertible unsecured subordinated debentures ("6% Debentures") prior to maturity, as business conditions warrant. In 2000, a total of $75 million principal amount of 6% Debentures was repurchased for cancellation. In February 2001, the Corporation announced its intention not to proceed with further repurchases of the 6% Debentures.

In October 2001, the Corporation received a statement of claim setting out a claim against it and Dynatec Corporation, brought in the Supreme Court of Victoria, Australia, by Fluor Australia Pty Ltd, ("Fluor"). The claim related to alleged deficiencies in the facilities of Anaconda Nickel Limited's ("Anaconda Nickel") Murrin Murrin mine in Australia. The alleged deficiencies are the subject of an ongoing arbitration commenced by Anaconda Nickel against Fluor, which was retained by Anaconda Nickel to provide engineering, procurement and construction services. Phase one of the arbitration proceedings has been completed and an award was handed down in September 2002. Anaconda Nickel alleges that Fluor breached the services contract between them. On December 20, 2002, Fluor formally discontinued its proceeding against the Corporation and Dynatec, but reserved its rights to recommence proceedings against them at a later date. The second phase of the arbitration is scheduled to commence in September 2003. The Corporation believes Fluor's claims are without merit and the Corporation will vigorously defend itself against any further claim Fluor may bring.

In February 2001, Sherritt International and OTPPB SCP Inc., a subsidiary of Ontario Teachers' Pension Plan Board ("Teachers'"), formed Sherritt Coal Partnership (subsequently renamed Luscar Energy Partnership, "LEP"), an Ontario general partnership. On February 20, 2001, LEP announced its intention to acquire Luscar Coal Income Fund ("LCIF"), an open-ended trust with investments in the securities of Luscar. Luscar is Canada's largest coal producer, based on tonnes produced, with coal mining operations located in western Canada. By its take-over bid circular dated March 8, 2001, LEP offered to acquire the approximately 90.7 million outstanding trust units ("Luscar Units") and $100 million principal amount of outstanding convertible debentures ("Luscar Debentures") issued by LCIF. Pursuant to its amended offer, LEP acquired control of LCIF and Luscar on May 11, 2001. Pursuant to a second-stage compulsory acquisition in June 2001, LEP acquired the remaining Luscar Units and Luscar Debentures that were not tendered to the offer. Subsequently, Sherritt International transferred its interest in LEP to a wholly-owned subsidiary, Luscar Energy Holdings Ltd.

The total consideration paid by LEP for the securities of LCIF was approximately $900 million, including approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of Luscar's long-term debt. Sherritt International's share of the total acquisition cost was $236 million, consisting of cash consideration of approximately $136 million and the issue of 25 million Shares.

In October 2001, Luscar issued U.S.$275 million of 9¾% Senior Notes ("Luscar Notes"), due 2011, the proceeds of which were used to repay existing bank indebtedness and to increase its cash position to fund operations and future growth. At the same time, Luscar negotiated a $100 million revolving bank facility.

In 1999, Sherritt International purchased a minority equity interest in Anaconda Nickel, an Australian public company whose principal assets are an interest in the Murrin Murrin lateritic nickel/cobalt reserves and refining facilities in Western Australia. In January 2003, Anaconda Nickel announced a rights issue which was completed in February 2003. A total of approximately 6.5 billion Anaconda Nickel ordinary shares was outstanding after giving effect to the rights offering. Sherritt International did not participate in the rights offering and accordingly, its position in Anaconda Nickel was diluted. It currently holds approximately 0.6% of the issued and outstanding ordinary shares of Anaconda Nickel.

2.2 Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or dispositions in 2002.

2.3 Subsequent Events — 2003

On October 21, 2002, Sherritt Coal Partnership II ("SCP II"), a partnership of wholly-owned subsidiaries of the Corporation and Teachers announced their intention to make a cash take-over bid to purchase all the outstanding common shares of Fording Inc. ("Fording") for $29.00 per common share ("Fording Share") (total approximately $1.6 billion). SCP II also announced it would consider supplementing its offer to give Fording shareholders the opportunity to receive exchange rights for income trust units for all or a portion of their Fording Shares. Later that same day, Fording announced its intention to reorganize by way of a statutory plan of arrangement into an income trust. Fording released further details regarding its plan of arrangement on November 12, 2002 and scheduled a special meeting of its shareholders for December 20, 2002 to vote on the proposed plan of arrangement.

On December 4, 2002, Fording announced an agreement ("Fording-Teck Combination") with Teck Cominco Limited ("Teck") and Westshore Terminals Income Fund ("Westshore"). Under the Fording-Teck Combination, Fording's proposed plan of arrangement would be amended to convert Fording and certain of its subsidiaries into an income trust, which would hold an interest in a newly formed partnership which would hold the combined metallurgical coal assets of Fording and Teck. Under the Fording-Teck Combination, both Teck and Westshore would subscribe for units of the proposed trust. Details of the Fording-Teck Combination were distributed on December 9, 2002.

On December 12, 2002, SCP II enhanced the terms of its amended offer by offering Fording shareholders the choice between $35.00 cash per Fording Share (subject to a maximum cash consideration of $850 million), or one exchange right per Fording Share (subject to maximum of 42.4 million exchange units). The exchange rights would be convertible into one unit in a new income trust that would combine the metallurgical coal assets of Fording with certain metallurgical coal assets and port facilities jointly held by LEP and CONSOL Energy Inc. ("CONSOL").

On January 6, 2003, SCP II announced its amended, improved superior offer which increased the cash component of its offer from $17.63 to $20.00 per Fording Share, increased the first quarter 2003 trust distributable cash flow target from $1.05 to $1.14 per unit, and enhanced the distributable cash subordination provisions in favour of unit holders of the proposed trust.

On January 13, 2003, the boards of directors of SCP II, Fording, Teck and Westshore announced an agreement ("Combination Agreement") to combine the metallurgical coal assets of LEP, Fording and Teck under a plan of arrangement that would convert Fording into the Fording Canadian Coal Trust ("Fording Trust"). As part of the Combination Agreement, SCP II withdrew its amended offer of January 6, 2003.

Under the plan of arrangement, which was approved by Fording's shareholders at a special meeting on February 19, 2003, Fording shareholders were given the choice, subject to pro-ration, of receiving for each Fording Share, either:

1. $35.00 cash per Fording Share, to a maximum cash consideration of $1.05 billion; or
2. one unit of the Fording Trust ("Fording Unit") per Fording Share to a maximum of approximately 21.4 million units; or
3. a combination of cash and units subject to the maximums described above.

In addition to Fording Trust's regular quarterly distributions, holders of Fording Units are entitled to receive a special distribution of $1.48 per unit, one-half of which is payable with each of the first two regular quarterly distributions to be made by the Fording Trust. Each special distribution will be in addition to Fording Trust's regular quarterly distribution.

Under the Combination Agreement, which closed on February 28, 2003, Fording Trust received a 65% interest in the Fording Coal Partnership ("Fording Partnership") and retained 100% of Fording's industrial minerals business. For its initial 35% interest in the Fording Partnership, Teck contributed its metallurgical coal assets, including the Elkview mine, and $125 million of cash. As manager of Fording Partnership, Teck can earn up to an additional 5% interest in the Fording Partnership over a four-year period, bringing its total interest to 40%, if Fording Partnership achieves specified operating synergies.

Under the Combination Agreement, the Corporation invested $100 million in Fording Units. Teachers' invested $275 million in Fording Units and elected to exchange its Fording common shares for Fording Units. Teck and Westshore each invested $150 million in Fording Units. Luscar and CONSOL exchanged (subject to a retained royalty on undeveloped coal properties in favour of Luscar) their respective metallurgical coal assets, including the Line Creek mine, the Luscar mine, the undeveloped Cheviot deposit, a 46.4% interest in Neptune Bulk Terminals (Canada) Ltd. and certain undeveloped metallurgical coal properties, for Fording Units. Luscar received 2,979,000 Fording Units in exchange for its 50% interest in the Line Creek mine and transferred its remaining metallurgical coal assets to a wholly-owned subsidiary of LEP. LEP distributed the shares of the wholly owned subsidiary to its partners, who exchanged these metallurgical coal assets for 221,000 Fording Units. Luscar and CONSOL retained their share of certain obligations related to the reclamation and closure of the Luscar mine, as well as an obligation to fund over a five year period certain defined benefit pension plan deficits assumed by Fording. Fording also made a cash payment to Luscar and CONSOL in respect of accounts receivable and inventories, net of accounts payable and accrued charges.

Pursuant to the Combination Agreement, Sherritt Coal Acquisition Inc. ("SCAI"), a corporation wholly-owned by SCP II, purchased all of Fording's prairie coal operations and assets ("Prairie Assets") for $225 million. The Prairie Assets include a 50% joint venture interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral reserves and resources. Fording has retained a royalty interest, not to exceed 5% of gross revenue, on production from the non-producing coal and other mineral properties. SCAI also made a cash payment to Fording for working capital related to the Prairie Assets and certain equipment recently purchased by Fording pursuant to the Highvale-Whitewood contract. Luscar currently manages the Prairie Assets on behalf of SCAI.

On January 22, 2003, the Corporation announced that it had made a proposal to Sherritt Power to address Sherritt Power's concerns regarding its ability to meet its obligations with respect to interest and principal payments due March 31, 2003 on the Sherritt Power Notes, and its potential need for additional funds for gas related infrastructure and additional power capacity.

On March 25, 2003, the common shareholders of Sherritt Power approved the amalgamation of Sherritt Power with a wholly-owned subsidiary of Sherritt International at a special meeting of shareholders. Shareholders received 1.45 Shares of Sherritt International for each common share of Sherritt Power. Holders of Sherritt Power Notes, at the same meeting, approved the transaction whereby they agreed to amend the Sherritt Power Notes such that the notes will be senior unsecured debentures ("Sherritt Senior Debentures") of the Corporation due March 31, 2010, carrying an interest rate of 9.875% per annum. Noteholders received $102 in respect of each $802 principal amount of Sherritt Power Notes. The balance of the principal as a result of the amendments is now a liability of the Corporation as evidenced by the Sherritt Senior Debentures.

As part of the transaction, Sherritt Power amalgamated with a wholly-owned subsidiary of the Corporation. The amalgamation was effective March 28, 2003. The amalgamated entity was wound up into Sherritt International, on March 28, 2003.

ITEM 3

NARRATIVE DESCRIPTION OF THE BUSINESS

COAL

General

The Corporation's coal segment represents its 50% indirect interest in LEP and its 50% indirect interest in SCAI. The coal business comprises the sale of thermal coal, primarily for sale to domestic utilities as fuel to generate electricity, and until February 28, 2003, the sale of metallurgical coal, primarily for export to steel producers. The coal segment also sells lesser quantities of coal to domestic industrial customers and to overseas electric utilities. The coal segment generated operating earnings of $18 million during 2002 compared with $20 million for the period from May 12 to December 31, 2001.

Luscar Energy Holdings Ltd., a wholly-owned subsidiary of Sherritt International, and OTPPB SCP Inc., a wholly-owned subsidiary of Teachers', are parties to the LEP partnership agreement, a general partnership governed by the laws of Ontario. Each partner holds a 50% economic interest in LEP. During 2001, pursuant to a take-over bid and a secondary-stage compulsory acquisition, LEP acquired all the outstanding Luscar Units and Luscar Debentures. Sherritt International's 50% share of the aggregate consideration was approximately $136 million cash and 25 million Shares. The total consideration paid by LEP was approximately $900 million, which was comprised of approximately $472 million of equity contributed by LEP's partners and the assumption of $428 million of long-term debt. LEP is the holder of all the capital of LCIF, which in turn holds all the capital of Luscar Coal Ltd. and Luscar Ltd.

Under the terms of the partnership agreement, LEP is managed by a management committee, three members of which are appointed by Sherritt International and one member of which is appointed by Teachers'. Decisions of the management committee are made by majority action that must include, in every case the approval of the Teachers' appointee.

Teachers' is a corporation without share capital, established by the *Teachers' Pension Act* of Ontario. It administers the pension plan for approximately 154,000 current teachers and 89,000 retired teachers and their families. The plan is the second largest pension fund in Canada, with total assets at December 31, 2002 exceeding $66 billion.

Luscar Ltd. commenced operations in 1911 and is the largest thermal coal producer in Canada, operating mines that account for most of Canada's thermal coal production. Based on tonnes produced, Luscar is also one of the largest coal producers in North America. In 1998, Luscar acquired and subsequently merged with Manalta to form Luscar Ltd., under which the combined coal businesses were carried on. All of Luscar's coal production and coal reserves at its existing mines are less than one percent sulphur by weight on average, which is considered to be low-sulphur coal. Many utilities use low-sulphur coal in their efforts to comply with environmental regulations for sulphur-dioxide emissions. Luscar generates a substantial portion of its operating margin from long-term contracts with Alberta Power (2000) Ltd. ("ATCO Electric"), Saskatchewan Power Corporation ("SaskPower") and TransAlta Corporation ("TransAlta"), the major electricity generators in Alberta and Saskatchewan. Luscar services these contracts from four of its mine-mouth operations, which are located in close proximity to the coal-fired power plants operated by these customers.

In October 2001, as part of a refinancing, Luscar issued U.S.$275 million of 9.75% Senior Notes due October 15, 2011. The Luscar Notes are guaranteed as to principal and interest by LEP.

As part of the Combination Agreement, Luscar transferred substantially all of its metallurgical coal assets to Fording, including its 50% interest in each of the Line Creek mine, the Luscar mine and the undeveloped Cheviot deposit, as well as its 23.2% interest in Neptune Bulk Terminals (Canada) Ltd. and certain non-producing metallurgical coal properties. Luscar exchanged its interest in the Line Creek mine for 2,979,000 Fording Units and received a cash payment from a wholly-owned subsidiary of LEP, in exchange for the remaining metallurgical coal assets to be transferred to Fording. LEP subsequently distributed the shares of the wholly-owned subsidiary to its partners, who subsequently received 221,000 Fording Units in exchange for these metallurgical coal assets. Luscar retained certain obligations related to the reclamation and closure of the Luscar mine, as well as an obligation to fund over a five year period certain defined benefit pension plan deficits assumed by Fording. Fording also made cash payments to Luscar and CONSOL in respect of accounts receivable and inventories, net of accounts payable and accrued charges.

The Corporation holds a direct and an indirect interest in Fording Trust (approximately 8%). Fording Trust, is a mutual fund trust constituted under the laws of the Province of Alberta. Fording Trust holds all of the securities of the new reorganized Fording Inc., which holds a 65% interest in Fording Partnership. Fording Partnership is the world's second largest metallurgical coal company, producing approximately 20% of global seaborne high quality metallurgical coal with 2003 sales estimated to be 25 million tonnes per annum. Fording Partnership owns and operates the metallurgical coal assets transferred under the Combination Agreement by each of Luscar, CONSOL Energy Inc., Teck and Fording. The principal mines owned and operated by Fording Partnership include the Fording River, Elkview, Line Creek, Coal Mountain and Greenhills mines located in the Elk Valley in southeastern British Columbia, as well as the Luscar mine located near Hinton, Alberta. The Fording Partnership also holds certain non-producing metallurgical coal assets, including the undeveloped Cheviot deposit near Hinton, Alberta and the undeveloped Elk River coal properties in southeastern British Columbia.

Pursuant to the Combination Agreement, SCAI purchased the Prairie Assets from Fording for $225 million. SCAI is a corporation wholly-owned by SCP II, a general partnership formed in October 2002 under the laws of Ontario. The Corporation and Teachers' each hold 50% indirect ownership interests in SCP II. The Prairie Assets include an indirect 50% joint venture interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and substantial non-producing coal and mineral reserves and resources. Fording has retained a royalty interest, not to exceed 5% of gross revenue, on production from the non-producing coal and other mineral properties. Luscar manages SCAI's Prairie Assets under a management agreement. SCAI also made a cash payment to Fording for working capital related to the Prairie Assets and for certain equipment recently purchased by Fording pursuant to the Highvale-Whitewood contract.

Coal Industry and Overview

Coal is the world's most abundant fossil fuel and is more evenly distributed throughout the world than other fossil fuels. The World Coal Institute estimates that world production of coal in 2001 was approximately 4.7 billion tonnes. Although 87% of world coal production is consumed in the country in which it is produced, the remaining 13% represents one of the largest volumes of world trade for a single commodity. Coal that is sold in the export markets is typically of higher value than coal sold in regional markets due to the fact that the cost of transporting coal from mine to customer can be large relative to the value of the coal itself.

Coal is generally classified according to its heat content as either lignite, subbituminous, bituminous or anthracite. Lignite has the lowest heat content and anthracite the highest. Most coals are used primarily for their heating characteristics in the production of electricity, steam and process heat. Certain types of bituminous coals are also classified as metallurgical coals. Metallurgical coal that is used primarily for its chemical, physical and heating characteristics is an important ingredient in the steel manufacturing process and is typically sold at higher prices than thermal coal due to its special characteristics. Metallurgical coal is less abundant than thermal coal and is produced for export primarily in Australia, Canada, the United States and China. Thermal coal is used by electric utilities and industrial users to produce electricity, steam and heat. Thermal coal is found in many parts of the world. It is generally lower in carbon content and calorific value and higher in moisture content than metallurgical coal.

The cost to transport coal from a mine to the customer can be large relative to the value of the coal itself. Consequently, many coal markets are regional markets. Typically, only higher heating value coal and metallurgical coal justify the costs of transport to distant markets. Luscar supplies several regional markets in Canada with limited competition from other coal producers, and it supplies export markets in competition with other international producers. Electricity can also be generated by utilizing natural gas, oil, nuclear, water and other means. Suppliers of fuel for these methods of generation are indirect competitors.

Many countries in the world do not have sufficient domestic coal supplies for power generation or for steel production and consequently import coal by means of ocean-going vessels. Among the largest importers of coal are Japan, Korea, other Pacific Rim countries, South America and Europe. Major coal-supplying countries to this seaborne trade are Australia, South Africa, China, Indonesia and the United States. Competition is on the basis of price, quality and long-term deliverability to these markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. Major international coal producers include, BHP Billiton Limited, Mitsubishi, China National Coal Industry Import & Export (Group) Corporation, Anglo American Limited, Rio Tinto Limited, Glencore International AG and MIM Holdings Limited. Luscar has exported metallurgical coal since 1970 and thermal coal since 1978. Luscar, and Canada in general, are relatively small players in the international markets, but provide diversity of supply and reliable coal quality to these markets.

During 2002, Luscar supplied metallurgical coal to steel makers in the Great Lakes area of the United States and Canada, which have been traditionally supplied by United States coal producers. Despite the long distance, Luscar was able to offer competitively priced coal, in part due to specific metallurgical characteristics of Luscar's coal that are required by steel makers, the low foreign exchange value of the Canadian Dollar and the depletion of comparable United States coal supplies.

Seaborne Coal Markets

The worldwide use of coal has grown in response to general economic growth and the needs of developing countries for readily accessible fuels. The following table sets forth the world seaborne trade of coal for the five years, 1998 through 2002:

	World Seaborne Trade[1]				
	2002	2001	2000	1999	1998
		(millions of tonnes)			
Metallurgical[2]	177	190	179	173	177
Thermal	403	383	340	308	295
Total	580	573	519	481	472

Notes:

(1) SSY Consultancy Research Ltd. (1998-2000); Barlow Jonker Pty, Ltd. (2001-2002).

(2) Includes coking and pulverized coal injection coals.

International export markets accounted for approximately 625 million tonnes of coal in 2001, according to the Energy Information Administration, or approximately 10% of world production. The bulk of export coal is delivered to customers by ship (580 million tonnes in 2002). The seaborne coal export market represents one of the largest volumes of world trade for a single commodity.

Prices for export coal vary according to coal quality, regional supply and demand and transportation costs. Japanese electric utilities and steel makers, which are large importers of coal, traditionally establish benchmark or reference prices. However, actual pricing varies and is dependent on the origin of the coal, quality and the specific logistics and commercial considerations of the particular buyer and seller.

From 1993 to 2002, the prices for export coal delivered to Japan were as follows:

Japanese Coal Pricing

	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
	(U.S.$ per tonne for fiscal years beginning April 1)									
Metallurgical coal[(1)]	NA[(3)]	42.15	39.00	41.10	50.15	52.80	53.30	51.10	45.45	49.30
Thermal coal[(2)]	31.85	34.50	28.75	29.95	34.50	37.65	40.30	40.30	34.35	36.35

Notes:

(1) Benchmark price for hard coking metallurgical coal sold to Japanese steel mills, free on board vessel. Prices are from publications of The Tex Report Ltd.

(2) Reference price for 28,050 KJ/Kg air dried basis Canadian bituminous thermal coal sold to Japanese power utilities free on board. Prices are from publications of The Tex Report Ltd. and Barlow Jonker Pty. Ltd.

(3) The Japanese benchmark price for metallurgical coal ceased to exist in 2002. Pricing is currently based on confidential contracts between Japanese buyers and suppliers.

Canadian Coal Markets

Coal is important to Alberta and Saskatchewan's electricity generation and accounted for approximately 80% of Alberta's electricity generation, according to the Alberta Energy Utilities Board, and 72% of Saskatchewan's electricity generation in 2001, according to SaskPower. In Ontario, coal generates a significant but smaller percentage of electricity (30% in 2000, according to Ontario Power Generation Inc.). Due to Ontario's large population and industrial base, it is Canada's second largest coal-consuming province.

The following table sets forth Canadian domestic consumption of coal for the five years, 1997 through 2001:

Canadian Domestic Coal Consumption[(1)]

	2001	2000	1999	1998	1997
	(thousands of tonnes)				
Thermal coal	56,222	56,623	53,733	54,728	51,244
Metallurgical coal	4,255	4,265	4,360	4,119	4,490
Total	60,477	60,888	58,093	58,847	55,734

Note:

(1) Statistics Canada.

Metallurgical Coal Industry

Pursuant to the Combination Agreement, Luscar transferred substantially all of its metallurgical coal assets to Fording Partnership effective February 28, 2003. The Corporation is no longer involved in the production and sale of metallurgical coal, except through its continuing indirect portfolio investment in Fording Units.

Steel Industry

The primary production processes for steel include integrated steel mills, electric arc scrap recovery mills and some newer technologies, which directly reduce iron to steel. Integrated steel mills, which account for approximately 70% of global steel production, are the primary users of metallurgical coal.

Integrated steel mills use coal in blast furnaces in the form of coke or as a direct input known as pulverized coal injection. Coke, made from metallurgical coal, provides heat and carbon to convert iron ore to liquid pig iron. Due to its porous nature and strength at elevated temperatures, coke provides critical support for the blast furnace charge throughout the blast furnace process. It is important for the performance of the blast furnace and the quality of the final steel product that the coke have low levels of impurities such as ash, sulphur and phosphorus, and that it retain its hardness and strength inside the blast furnace. Metallurgical coals that retain their hardness through the coking process are also referred to as hard coking coals. The volume of metallurgical coal used in coke ovens is relatively stable from year to year because coke oven batteries are operated continuously from the time they are put into operation until they are decommissioned several decades later. Coal utilized for pulverized coal injection is generally derived from less expensive coals, which tend to be priced relative to thermal coals. These coals provide a source of heat and carbon for the steel-making process but cannot be used to make coke.

Coke quality is driven by the technical requirements of blast furnaces, which have increasingly focused on coke strength. Because of their individual operating circumstances, each integrated steel mill requires a unique blend of metallurgical coal. The blending of coals used by individual integrated steel mills is a complex task focused on achieving the required coke quality, including impurities such as sulphur and phosphorus, at the lowest cost.

Coal blends for coke making are generally a combination of low, mid and high volatile coking coals. All three of these types of coal are also hard coking coals as coke made from them retains its hardness and strength inside blast furnaces. Low volatile coking coals generally attract the highest price and are exported primarily from Australia and the United States. Most Canadian hard coking coals are mid volatile and compete primarily with Australian coals for inclusion in the coke blend. Australia and the United States are the primary exporters of high volatile coking coal. Weak coking coals, which generally attract the lowest price, are often included in coking coal blends to reduce the cost of producing coke. Australia and China are the dominant suppliers of weak coking coal.

Metallurgical Coal Market

The metallurgical coal market is influenced by crude steel production, which is largely dependent on the overall state of the global economy. Crude steel production from integrated steel mills has experienced slow, steady growth of approximately 1.8% per annum over the last decade. From 1997 to 2000, worldwide steel consumption grew at an average rate of 2.3% per annum according to Barlow Jonker Pty. Limited. The corresponding growth in crude steel production has been 1.4% per annum, and in pig iron production 1.3% per annum. Although there are fluctuations in the total amount of steel produced worldwide, the amount of steel produced by the integrated steel mills process has been relatively stable. In turn, the volume of metallurgical coal used in this process has not generally experienced the same variability as total steel production. An October 2002 medium case forecast prepared by the International Iron and Steel Institute, projects 2.9% per annum growth in steel consumption through 2006.

The main markets for metallurgical coals produced by Luscar in 2002 were those steel-producing countries that must import coal by means of seaborne vessels, primarily Japan, Korea and other Pacific Rim countries, and South America and western European countries. The major countries that export metallurgical coal to this seaborne metallurgical coal market are Australia, Canada, the eastern United States and China. Seaborne trade of metallurgical coals, including hard coking coal is estimated by Barlow Jonker Pty. Ltd. to have been 193.0 million tonnes during 2001.

In addition to the seaborne metallurgical coal market, in 2002 Luscar supplied metallurgical coals to steel mills in the Great Lakes area of the United States and Canada in competition with United States coal producers.

Australia is the dominant exporter of metallurgical coal, supplying 106.0 million tonnes or 55% of the total seaborne market in 2001. Australian mines produce competitive, high quality metallurgical coals, including a dominant share of low volatile coking coals that are in favour with many coal buyers. Australia also supplies significant quantities of mid volatile coking coals and semi-soft coking coals. Australian metallurgical coal producers have benefited from the significant decline in the value of the Australian dollar relative to the Canadian dollar and from their relative short overland transportation distance to port facilities. Canada is the second largest exporter of metallurgical coal with a 14% share of the seaborne market in 2001. Most of Canada's exports are mid-volatile coking coals produced by mines situated in mountainous regions more than 1,000 kilometres from port facilities.

Metallurgical coal exports from the United States decreased from 44.0 million tonnes in 1998 to 23.0 million tonnes in 2001. These exports are predominantly low volatile and high volatile coking coals and are generally very expensive. Metallurgical coals produced in the United States are no longer widely sold in Asia. During 2001, China supplied 6% of worldwide metallurgical coal exports, almost double its 2000 exports. These exports were primarily semi-soft coking coals and pulverized coal injection coals for which Chinese producers have a competitive cost structure. According to the recent study from Barlow Jonker Pty. Ltd., it is estimated that there will be an 11 million tonne net increase in hard coking coal export capacity over the next five years, principally from Australia, China and the former Soviet Union countries.

Large international mining companies, which can supply multiple types of coal from several mines, are increasingly dominating the seaborne market. These include BHP Billiton Limited and BHP Billiton plc, Mitsubishi, China National Coal Industry Import & Export (Group) Corporation, Anglo American Limited, Rio Tinto Limited, Xstrata plc and MIM Holdings Limited. These companies compete on the basis of price, quality and long-term deliverability.

Metallurgical Coal Pricing

Demand for metallurgical coal is driven by steel production, which is closely related to general economic conditions. In addition, new technologies have moderated growth in metallurgical coal use in steel making. Demand for Canadian export metallurgical coal is driven by steel production in Asia, Europe and South America. The 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in export coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000. During 2001, prices in Pacific Rim markets increased by approximately 8% while European and South American metallurgical coal prices increased by up to 30%, but from lower prior levels than the Pacific Rim market.

The sale of seaborne coking coal is typically governed under contracts that fix the coal price for one year and require annual price negotiations. Metallurgical coal prices have been cyclical for many years. Up until the year 2000, benchmark prices for Australian and Canadian hard coking coals were negotiated with Japanese steel mills and there was little variation in pricing amongst the coals that fell into the hard coking coal category. Pricing in most other markets was negotiated annually between individual buyers and sellers after Japanese price negotiations were finished. Since 2001, Japanese hard coking coal buyers have been negotiating prices individually and the influence on overall pricing by the Japanese steel industry has diminished. It is believed that 2002 pricing for Canadian coking coals has been settled with Japanese customers, at lower prices than for high quality Australian mid volatile coking coals with the same customers. It is also believed that the widening price difference between hard coking coals and weak coking coals is encouraging steel-makers to increase the use of weak coking coal at the expense of hard coking coal. For the first time in 20 years the pricing of hard coking coal and weak coking coal moved in different directions in 2002.

Thermal Coal Industry

Pursuant to the Combination Agreement, SCAI acquired the Prairie Assets from Fording effective February 28, 2003. The Prairie Assets include a 50% ownership interest in the Genesee mine, the Highvale-Whitewood mining contract, certain coal and potash royalty agreements, and non-producing coal and mineral reserves and resources in western Canada. Luscar held the Highvale mining contract from 1970 until December 2002.

Thermal Coal Markets

Both Luscar and SCAI supply most of the thermal coal they produce to major electric utilities in Alberta and Saskatchewan. Plant capacity and the availability of electricity generated by other fuel types, primarily natural gas, can impact the amount of electricity generated by each of these power plants. There are ten coal-fired power plants operating in Alberta and Saskatchewan, to which Luscar and SCAI supply substantially all of the coal consumed. Six of these power plants are supplied under long-term contracts that, in most cases, will continue for most of the remaining useful lives of the plants. SCAI's five-year contract, which expires in December 2007, to mine at TransAlta Corporation's Highvale and Whitewood mines, supplies three of these power plants. Luscar also supplied a portion of coal consumed by the smallest of these power plants, H.R. Milner, under a contract that expired in March 2003.

Northwestern Ontario has two coal-fired power plants that are supplied by rail from the Bienfait mine in southern Saskatchewan. These power plants also have access to coal from the Powder River Basin in the United States. Luscar has been the primary coal supplier to these power plants since the early 1980s and retains that business on the basis of competitive pricing. Luscar recently received a new one year contract, with an option to renew for a second year, to supply substantially all of the coal consumed by these two power plants. Northwestern Ontario also has access to hydro-power that at times limits the demand for coal-fired electricity generation from these power plants.

The Coal Valley mine in Alberta has shipped thermal coal to the southern Ontario market, which is also served by United States coal producers on the basis of competitive pricing. Ontario also generates substantial amounts of electricity by water, nuclear, natural gas and other means. Deliveries to this region began in 1978, but during 2000 Luscar was unable to compete in this market due to increased transportation costs. Deliveries resumed in 2001, in part due to increased prices for coal from United States sources, the low sulphur content of Coal Valley mine coal and an exchange rate for the Canadian Dollar in Luscar's favour.

Historically, many industrial customers in Alberta and Saskatchewan have used natural gas. In many instances coal can supply the same energy input in an economical and reliable manner. With the recent volatility in natural gas prices, some industrial consumers of natural gas in these provinces have turned to coal as an alternate energy source. Other major industrial consumers of natural gas may consider coal as an alternate source of energy in the future.

Thermal Coal Demand

Consumption of coal in the domestic Canadian market is primarily through long-term arrangements with utilities. Pricing tends to be influenced by, amongst other factors, the geology of the coal field, the quality of the coal, the anticipated mining cost, capital investment and the proximity of the generating facility to the coal resource. Pricing arrangements are the result of extensive negotiation and tend to be more stable than those prevailing in the export market.

Demand for Canadian export thermal coal is driven by coal fired electricity generation in the Pacific Rim. Demand for thermal coal has risen significantly due to growth in coal-fired generating capacity in this region. During 2002, Asian demand was 220 million tonnes, compared with 207 million tonnes in 2001. During 2003, Asian demand is projected to increase to 228 million tonnes according to Macquarie Research. During 2001 and 2002, new supply from Chinese and Australian producers caused intense competition from suppliers and oversupply in the market. Spot prices for export thermal coals decreased significantly as a result and although these spot prices have increased since October 2002, they remain significantly lower than during 2001. Historically, prices for export thermal coal markets have been cyclical and Canadian suppliers have little influence on pricing due to the limited volumes shipped. The Japanese benchmark price for export thermal coal declined by approximately 8% during 2002 due to oversupply in the market caused by significant increases in exports from Australia and China and Luscar expects further decreases in the Japanese benchmark price for 2003. Spot prices for seaborne thermal coals were significantly lower than the Japanese benchmark price during the second half of 2002. In light of these market conditions, Luscar reduced production from the Coal Valley and Obed Mountain mines near the end of 2002. In March 2003, Luscar announced that it would suspend production at the Obed Mountain mine indefinitely.

Coal Mining Operations

During 2002, Luscar had interests in ten mining operations and three development projects in British Columbia, Alberta and Saskatchewan. On December 31, 2002, TransAlta awarded the Highvale mining contract to Fording. On February 28, 2003, as part of the Combination Agreement, Luscar transferred its interests in the Luscar and Line Creek mines to Fording, along with its interest in the undeveloped Cheviot deposit. At the same time, SCAI acquired the Prairie Assets from Fording, including the mining contract for the Highvale and Whitewood mines as well as a 50% joint venture interest in the Genesee mine. The following is a summary of the coal mines operated by Luscar during 2002 as well as the coal mines operated by Luscar on behalf of SCAI since February 28, 2003:

Mine	Mine Commenced Operation	Surface Area	2002 Sales[1]	Production Capacity	Major Customers
		(Hectares)	(millions of tonnes)		
Thermal Coal					
Boundary Dam	1973	8,706	6.1	6.5	Adjacent power plants
Sheerness	1985	7,000	3.6	4.0	Adjacent power plant
Poplar River	1978	11,885	3.3	4.0	Adjacent power plant
Paintearth	1981	5,120	3.0	3.5	Adjacent power plant
Bienfait	1905	10,045	1.7	2.8	Domestic utilities and industrial customers
Coal Valley	1978	19,699	1.8	1.6	International and domestic utilities
Obed Mountain[6]	1984	7,460	1.1	1.5	International and domestic utilities and industrial customers
Line Creek[2][4]	1981	8,124	0.2	0.3	International utilities and domestic industrial customers
Genesee[1][5]	1988	20,304	3.5	3.5	Adjacent power plant
Highvale[3][5]	1970	—	12.7	13.0	Contract mining for adjacent power plants
Whitewood[5][3]	1956	—	2.8	2.8	Contract mining for adjacent power plant
Metallurgical Coal					
Line Creek[2][4]	1981	8,124	1.2	1.6	International and domestic steel producers
Luscar[2][4]	1970	4,998	1.1	1.4	International steel producers

Notes:

(1) Data based on SCAI's 50% ownership.

(2) Data based on Luscar's 50% ownership.

(3) Contract mine operations owned by TransAlta.

(4) Transferred by Luscar to Fording pursuant to the Combination Agreement.

(5) Acquired by SCAI from Fording pursuant to the Combination Agreement.

(6) Production suspended in 2003.

In domestic thermal coal markets, Luscar and SCAI primarily supply thermal coal to major Canadian electric utilities under contract. The Boundary Dam, Paintearth, Genesee, Poplar River and Sheerness mines are mine-mouth operations, as each is located in close proximity to coal-fired power plants that are the respective mine's customers. These operations provide a substantial portion of Luscar's and SCAI's operating profits on a stable on-going basis. The Highvale and Whitewood mines, operated on a contract basis for TransAlta, are also considered mine-mouth operations. However, operating margins from operating these mines are substantially lower than operating margins from mines owned by Luscar and SCAI. Luscar also sells lesser quantities of coal to domestic industrial and to overseas electric utilities.

Since February 28, 2003, Luscar is no longer involved in the production and sale of metallurgical coal. Prior to that date, most of Luscar's metallurgical coal sales were to overseas and North American steel producers.

Since 1998, coal sales including from the former Manalta and Fording operations were as follows:

	2002	2001	2000	1999	1998[1]
			(thousands of tonnes)		
Domestic Sales					
Mine mouth	16,083	16,198	15,476	15,733	16,100
Contract mine	12,704	12,175	12,491	12,382	12,672
Other thermal	2,605	3,139	2,022	2,390	2,691
Metallurgical	181	108	207	185	358
Total domestic sales	31,573	31,620	30,196	30,690	31,821
Export Sales					
Thermal	2,162	2,459	2,990	3,319	3,948
Metallurgical	2,229	2,582	4,197	4,968	4,384
Total export sales	4,391	5,041	7,187	8,287	8,332
Luscar Coal sales	35,964	36,661	37,383	38,977	40,153
Less: metallurgical operations					
Line Creek mine	(1,350)	(1,447)	(2,630)	(2,452)	(2,968)
Luscar mine	(1,060)	(1,461)	(1,280)	(1,325)	(1,267)
Gregg River mine	—	—	(1,023)	(1,601)	(1,672)
Add: Prairie assets					
Genesee mine	3,500	3,300	3,500	3,600	3,600
Whitewood mine	2,800	2,300	2,000	2,300	2,600
Pro forma coal sales[2]	39,854	39,353	37,950	39,499	40,446

Notes:

(1) 1998 sales include Manalta operations acquired September 30, 1998

(2) Pro forma coal sales represents total coal sales from mines that constitute the coal business following the completion of the transactions with Fording on February 28, 2003, giving effect to the transfer of the metallurgical coal operations to Fording and the acquisition of the Prairie Assets.

Luscar's and SCAI's operating mines are situated in two geographic areas. The Boundary Dam, Poplar River, Sheerness, Paintearth, Bienfait, Genesee, Whitewood and Highvale mines are located in agricultural regions on the prairies of Alberta and Saskatchewan. The Line Creek and Luscar mines, which were transferred to the Fording Partnership on February 28, 2003, as well as the other mines now operated by Fording Partnership, are situated in mountainous terrain in the Canadian Rockies. The mountain and foothill mines are in alpine to sub-alpine forest areas. In all cases, elevation and climate are such that each mine operates on a year-round basis. Surface rights to lands are either owned, leased from the provincial governments or private owners or provided by utility customers as and when required for mining. All surface rights for current mining are in place.

Each mining operation is served by road access and employees live in nearby communities, travelling to work on a daily basis. All of the metallurgical coal mines (including the Line Creek and Luscar mines transferred to Fording Partnership and the other mines now operated by Fording Partnership) have operational rail infrastructure in place, as well as at several of Luscar's thermal coal operations (Obed Mountain, Coal Valley, Bienfait and Poplar River mines). Services such as electricity, natural gas, sewage, process water and potable water are available, where required, on each site.

Development projects, including Cheviot (transferred to Fording Partnership on February 28, 2003), Brooks, Telkwa and Beaverhill are all within a short distance of established communities and are accessible by road. It is anticipated that rail access may be required for all four projects and each property is sufficiently close to an existing active rail line to consider construction of a spur line to the properties. Cheviot is accessed by an existing but inactive rail right-of-way. The development properties lack most required services. Luscar and SCAI anticipate providing these services during mine construction.

Cheviot is located in a mountainous terrain and had been an active mine site from 1911 to 1950. Telkwa is located in rolling hills covered with forest and pasture land. The Beaverhill project is in the east-central Alberta prairie agricultural region. The Brooks project is located in an agricultural region in southern Alberta. Topographic and climatic features of each site are such that surface mining operations can be developed on a year-round basis. Luscar and SCAI also have other significant coal and mineral resource holdings in Alberta, Saskatchewan and Manitoba that may be developed in the future. Most of these resource holdings are situated in agricultural regions similar to those of the Brooks and Beaverhill projects.

Depending on coal quality and customer requirements, raw coal may be shipped directly from the mine to the customer or to a processing plant. Coal that is destined for a distant market is generally sent to a processing plant to increase its heat value and consistency by removing impurities to meet customer specifications. Coal processing entails an additional expense but results in a higher-value product. The Line Creek, Luscar, Coal Valley and Obed Mountain mines, as well as the former Fording mines now operated by Luscar, all operate coal processing plants. At the Bienfait mine, Luscar operates a processing plant that crushes and sizes the coal to customer specifications.

All of the producing mines are equipped with shop office complexes and substantially all maintenance activity is conducted by employees, although rebuilds or repairs of a significant nature are occasionally contracted out to third parties.

Production

Coal production (including production from the former Manalta and Fording operations) over the period from 1998 to 2002 was as follows:

	2002	2001	2000	1999	1998
		(thousands of tonnes)			
Metallurgical					
Line Creek mine(1)(2)	1,231	1,122	2,032	1,991	2,323
Gregg River mine	—	—	1,023	1,601	1,672
Luscar mine(1)	1,030	1,481	1,325	1,196	1,409
Thermal					
Bituminous					
Line Creek mine(1)(2)	266	260	526	579	606
Coal Valley mine	1,789	1,514	1,088	1,606	1,876
Obed Mountain mine	1,351	1,410	1,485	1,716	1,672
Subbituminous					
Paintearth mine	3,021	3,215	2,754	2,680	3,011
Sheerness mine	3,589	3,643	3,577	3,268	3,368
Highvale mine(3)(4)	12,698	11,690	12,491	12,382	12,672
Genesee mine(3)	3,553	3,497	3,542	3,597	3,530
Whitewood mine(3)	2,812	2,094	1,974	2,309	2,627
Lignite					
Poplar River mine	3,427	3,382	3,489	3,744	3,599
Boundary Dam mine	6,193	6,354	5,915	6,243	5,722
Bienfait mine	1,834	2,008	1,778	2,095	2,195

Notes:

(1) Reflects Luscar's portion of production only. Transferred to Fording on February 28, 2003.

(2) On December 31, 2000, Luscar sold 50% of the Line Creek mine to a subsidiary of CONSOL. On February 28, 2003, Luscar transferred its remaining 50% interest to Fording.

(3) Acquired by SCAI on February 28, 2003.

(4) Operated by Manalta and Luscar from 1970 to 2002.

Sampling and Analysis

The quality of coal is based upon a large number of parameters related to a particular coal's usage and its handling characteristics. Determination of the various parameters of quality is done according to widely accepted industry standards and often to meet specific customer needs.

Testing is done in mine site laboratories to ensure process efficiency and product quality and is supplemented by analysis at independent test facilities to provide a broader range of analysis for production design and planning and to meet specific customer needs.

Operating Mines

The following is a map indicating the location of each mine, followed by a description of each mine.


BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
N
Prince Rupert
C. N. R.
C. P. R.
EDMONTON
Saskatoon
REGINA
WINNIPEG
Vancouver
Calgary
Thunder Bay
0 200 400 600 MILES
0 200 400 600 KILOMETRES
MINE OPERATIONS
Prairie Mines
1 BIENFAIT
2 BOUNDARY DAM
3 POPLAR RIVER
4 PAINTEARTH
5 SHEERNESS
6 GENESEE (1)
Foothills Mines
7 COAL VALLEY
8 OBED MOUNTAIN
Contract Mines
9 HIGHVALE
10 WHITEWOOD (1)
OTHER LOCATIONS
A GREGG RIVER
B LUSCAR (2)
C BEAVERHILL
D CAMROSE/RYLEY
E JUDY CREEK
F TELKWA
G BROOKS (1)
H LINE CREEK (2)
COAL DEPOSITS
BITUMINOUS
SUBBITUMINOUS
LIGNITE

Notes:

(1) Transferred from Fording to SCAI on February 28, 2003.

(2) Transferred from Luscar to Fording on February 28, 2003.

Coal Valley Mine

The Coal Valley mine is located approximately 100 kilometres south of Edson, Alberta, in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities. Luscar commenced operations at this mine in 1978. Currently, this mine's annual production capacity is 1.6 million tonnes and 2002 sales were 1.8 million tonnes. This mine had 5.8 million tonnes of proven reserves and 10.3 million tonnes of probable reserves as at December 31, 2002. Luscar currently operates a dragline to remove the overburden and front end loaders to load the coal onto a fleet of coal haulers. Raw coal is hauled to Luscar's adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. Luscar owns all the equipment and facilities at this mine.

The bituminous thermal coal at Coal Valley is mined from three distinct coal seams, which are found within a 270 metre stratigraphic interval. One of the seams is characterized by fine clay and sandstone partings within the seam, and varies in thickness from 7.9 to 10.7 metres. The other seams range in thickness from 2.4 to 6.7 metres.

In November 1999, Luscar discontinued truck shovel operations at the mine in response to weak market conditions. Given the strong recovery in coal prices during 2001, Luscar purchased additional trucks and reactivated an electric shovel to increase the mine's production capacity from 1.1 million tonnes per year to 1.6 million tonnes per year. Late in 2002, Luscar once again idled the truck and shovel equipment at this mine, reducing production levels back to 1.0 million tonnes due to a significant decline in export thermal coal prices in the second half of 2002.

Obed Mountain Mine

The Obed Mountain mine is located approximately 30 kilometres east of Hinton, Alberta in the foothills of the Rocky Mountains. This mine supplies bituminous thermal coal to a variety of international and domestic utilities and industrial customers. The mine commenced operations in 1984 and Luscar acquired it in 1989. The mine's annual production capacity is 1.5 million tonnes and 2002 sales were 1.1 million tonnes. The Obed Mountain mine had 5.1 million tonnes of proven reserves at December 31, 2002. Luscar currently operates a dragline and three electric shovels to remove the overburden, with the electric shovels loading the coal onto a fleet of coal haulers. Raw coal is hauled to Luscar's adjacent processing plant, where it is crushed, cleaned and dried. From the processing plant, the coal is conveyed to a storage and rail load-out facility by an 11 kilometre long overland conveyor for further transportation by rail directly to customers or to port facilities. Luscar owns all the equipment and facilities at this mine.

The bituminous thermal coal at Obed Mountain is glacial hill-top remnants of what was at one time an extensive, flat-lying multi-seam coal field. There are six recognizable seams in this formation, two of which Luscar mines and a third which Luscar may mine in the future. The seams range in thickness from 1.6 to 2.8 metres.

During 2002, Luscar reduced production to one million tonnes per year. Subsequently, on March 25, 2003, in response to low export prices and demand, Luscar suspended production indefinitely.

Paintearth Mine

The Paintearth mine is located approximately 200 kilometres southeast of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to ATCO Electric's Battle River power plant under long-term contracts, which expire in 2012. Luscar commenced operations at the mine in 1981 and in 1998, as part of the Manalta acquisition, acquired and combined with Luscar's existing mine an adjacent mine, which had been operating since 1956. This mine's annual production capacity is 3.5 million tonnes and 2002 sales were 3.0 million tonnes. The mine had 61.2 million tonnes of proven reserves as at December 31, 2002.

This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with either a front end loader or an electric shovel for delivery directly to the adjacent power plant. Luscar owns all the equipment and facilities at this mine, except for the two draglines which are owned by

Luscar's customer. Luscar is responsible for dragline operation and maintenance. ATCO Electric pays Luscar a specified royalty based on tonnage mined from some of Luscar's coal lease areas within the coal permit area. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Paintearth mine, in respect of which ATCO Electric pays royalties.

The Paintearth mine has two major coal zones throughout most of the mining area. The zones vary in thickness from 2.0 to 4.0 metres and are commonly split into four major beds or seams.

Sheerness Mine

The Sheerness mine is located approximately 200 kilometres northeast of Calgary, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to the Sheerness power plant under two long-term contracts, both of which expire in 2026. The power plant is jointly owned by ATCO Electric and TransAlta. Luscar commenced operations in 1995 and in 1998, as part of the Manalta acquisition, acquired and combined with its existing mine an adjacent mine which had been operating since 1985. The mine's annual production capacity is 4.0 million tonnes and 2002 sales were 3.6 million tonnes. This mine had 60.5 million tonnes of proven reserves and 7.3 million tonnes of probable reserves as at December 31, 2002. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with either a front end loader or an electric shovel for delivery directly to the adjacent power plant. Luscar owns all the equipment and facilities at this mine, except for the two draglines, which are owned by Luscar's customers. Luscar is responsible for dragline operation and maintenance. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Sheerness mine, in respect of which ATCO Electric and TransAlta pay royalties.

The subbituminous coal at the Sheerness mine is in two seams having a thickness varying between 0.5 and 1.9 metres.

Poplar River Mine

The Poplar River mine is located approximately 200 kilometres southwest of Regina, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Poplar River power plant under a long-term contract which expires in 2015. Operations at this mine commenced in 1978 and Luscar acquired the operation in 1998 as part of the Manalta acquisition. This mine's annual production capacity is 4.0 million tonnes and 2002 sales were 3.3 million tonnes. This mine had 178.9 million tonnes of proven reserves and 5.3 million tonnes of probable reserves as at December 31, 2002. The lignite coal at the Poplar River mine is in a seam having an average thickness of 4.0 metres. This mine uses two draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with either a front end loader or two electric shovels. Coal is initially transported to an adjacent crushing station before being transported by rail approximately 20 kilometres to the power plant. Luscar owns all the equipment and facilities at this mine, including the rail line and related locomotives and railcars but excluding one of the draglines, which is leased by SaskPower and operated by Luscar under licence.

Boundary Dam Mine

The Boundary Dam mine is located approximately five kilometres south of Estevan, Saskatchewan and is a prairie mine-mouth operation. This mine supplies lignite thermal coal to SaskPower's Boundary Dam and Shand power plants under long-term contracts which expire in 2009 and 2024 respectively. Luscar commenced mining operations in 1973. This mine's annual production capacity is 6.5 million tonnes and 2002 sales were 6.1 million tonnes. The Boundary Dam mine had 102.9 million tonnes of proven reserves as at December 31, 2002. The mine uses five draglines to remove the overburden. The coal is then loaded onto a fleet of coal haulers with either a front end loader or an electric shovel for delivery directly to the adjacent power plants. Luscar owns all of the equipment and facilities at this mine with the exception of two haul trucks which are subject to an operating lease.

The current Boundary Dam mine is the combination of four adjacent mines, two of which Luscar acquired as part of the Manalta acquisition and which had been operating since 1957 and 1960. The lignite coal at the Boundary Dam mine is in four recognizable coal zones having a cumulative mineable coal thickness of up to approximately 5.2 metres. The mineable coal zones are not contiguous over the entire mine area.

Bienfait Mine

The Bienfait mine is located approximately 15 kilometres east of Estevan, Saskatchewan and is a prairie operation. This mine supplies lignite thermal coal to Ontario Power Generation's Atikokan and Thunder Bay power plants under a contract that expires at the end of 2003, with a one year option to renew. The mine also sells coal to several smaller domestic customers. Operations commenced in 1905 and Luscar acquired the mine in 1966 through its acquisition of Manitoba & Saskatchewan Coal Company (Limited). The mine's annual production capacity is 2.8 million tonnes and 2002 sales were 1.7 million tonnes. This mine had 78.6 million tonnes of proven reserves as at December 31, 2002. The majority of the lignite coal at the Bienfait mine is part of a zone which averages 4.0 metres in thickness. This mine uses a dragline to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with a front end loader. Coal is initially transported to Luscar's adjacent processing plant, which crushes and sizes the coal before it is transported to customers by rail. Luscar owns all the equipment and facilities at this mine.

Luscar also owns a char plant at the Bienfait mine. Char is a product that is used in the manufacture of charcoal briquettes. Luscar's char plant uses a carbonization process which nearly doubles the heat content of the original lignite coal and lowers its moisture and volatile matter content. Luscar supplies char under two long-term contracts with an aggregate annual tonnage of 82,000 tonnes, which expire in 2003 and 2010. The char plant's capacity is 102,000 tonnes and 2002 sales were 113,000 tonnes. Luscar is currently evaluating the feasibility of expanding the capacity of the char facility at a capital cost of approximately $6 million.

Metallurgical Assets

Line Creek Mine

The Line Creek mine is located approximately 25 kilometres north of Sparwood, British Columbia and is a mountain mine. On December 31, 2000, Luscar sold a 50% interest in this mine to an affiliate of CONSOL for $56.7 million and a retained royalty on coal mined in the future in excess of 46.0 million tonnes. This mine was operated as a 50-50 joint venture with CONSOL until February 28, 2003 when the mine was transferred to Fording. Line Creek supplies bituminous metallurgical and thermal coal to a variety of international and domestic steel producers and Pacific Rim electric utilities. Luscar's share of this mine's annual production capacity was 1.6 million tonnes of metallurgical coal and 0.3 million tonnes of thermal coal. Luscar's share of 2002 sales was 1.2 million tonnes of metallurgical coal and 0.2 million tonnes of thermal coal. Luscar's share of this mine's proven reserves was 19.9 million tonnes as at December 31, 2002. This mine uses six electric shovels to remove the overburden and to load it onto waste haul trucks following which front end loaders load the coal onto coal haulers. Raw coal is transferred to an 11 kilometre coal conveyor for transportation to a nearby processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is loaded onto trains for transport directly to customers or to port facilities for further transportation by ship. Until February 28, 2003, Luscar owned a 50% interest in all the equipment and facilities at this mine. Luscar remains obligated for funding its share of a defined benefit pension plan deficit incurred at this mine.

The bituminous metallurgical and thermal coal at Line Creek is mined from nine seams lying in a syncline. The seams average two to thirteen metres in thickness, with the thickest seam reaching 15 metres in several places.

Luscar Mine

The Luscar mine is located approximately 42 kilometres south of Hinton, Alberta and is a mountain operation. Luscar commenced operations in 1970 and has operated as a 50-50 joint venture with an affiliate of CONSOL until February 28, 2003 when the mine was transferred to Fording. Luscar's share of 2002 sales was 1.1 million tonnes, which was sold to a variety of international steel producers. Luscar's share of proven and probable reserves was 0.7 million tonnes as at December 31, 2002. This mine uses six electric shovels to remove the overburden and to load it onto waste haul trucks, following which front end loaders load the coal onto coal haulers. Raw coal is hauled to Luscar's adjacent processing plant, where it is crushed, cleaned, and dried. From the processing plant, the coal is transported by rail directly to customers or to port facilities for further transportation by ship. Luscar held a 50% interest in all the equipment and facilities at this mine until February 28, 2003. Luscar remains obligated for its share of certain reclamation and mine closure costs.

The bituminous metallurgical coal at Luscar is mined from a seam which has an average thickness of ten to twelve metres, although in some areas folding and faulting has produced sections of coal up to 40 metres thick.

Cheviot Mine Project

The Cheviot mine project is located approximately 20 kilometres southeast of the Luscar mine at the former site of the inactive Mountain Park mine. Until February 28, 2003, this project was a 50/50 joint venture between Luscar and a subsidiary of CONSOL. On February 28, 2003, this project was transferred to Fording. Luscar operated the Mountain Park mine from 1911 to 1950. Luscar's 50% share of this project includes 18.2 million tonnes of proven bituminous metallurgical coal reserves and 12.8 million tonnes of probable bituminous metallurgical coal reserves. In December 2000, the Government of Alberta approved and issued the mine permit for the Cheviot project at a design capacity of 3.2 million tonnes per year of which 50% was Luscar's share. In April 2001, the Government of Canada announced its acceptance of the recommendation by the environmental review panel in favor of the development of Cheviot, which allows the federal government to release the regulatory authorizations required for the project to proceed. During 2002, Luscar and CONSOL applied for an amendment to its existing permits to allow for construction of a haul road from the Cheviot property to the existing coal processing plant at Luscar mine. If this permit is approved, approximately 2.2 million CMT of coal could be produced from the Cheviot reserves using the existing infrastructure at Luscar mine.

Gregg River Mine

Coal production ceased in October 2000, and Luscar is currently in the process of completing reclamation and closure of the mine. Pursuant to the terms of the Combination Agreement, Luscar transferred the coal leases at Gregg River mine to Fording. Luscar retains all of the other assets associated with the Gregg River mine as well as all of the existing reclamation obligations.

The Gregg River mine, located 40 kilometres south of Hinton, Alberta, was developed in 1983 and had a production capacity of 2.1 million tonnes of coal per year.

Prairie Assets

Highvale Mine

The Highvale mine is located approximately 80 kilometres west of Edmonton, Alberta. Highvale is a prairie mine-mouth operation owned by TransAlta. This mine supplies subbituminous thermal coal to TransAlta's Sundance and Keephills power plants. The mine's annual production capacity is 13.0 million tonnes and 2002 sales were 12.7 million tonnes. The mine uses four draglines to remove the overburden, after which the coal is loaded onto a fleet of coal haulers with electric shovels or front end loaders for delivery directly to the adjacent power plants. TransAlta owns this mine and substantially all of the related equipment and facilities.

Luscar and its predecessor, Manalta, operated the Highvale mine under contract with TransAlta from 1970 until 2002. Fording took over the Highvale contract effective January 1, 2003 and subsequently transferred the contract to SCAI on February 28, 2003. The current five-year mining contract expires December 31, 2007 or earlier subject to a 90-day termination notice provision. If TransAlta does not renew or terminates the contract, the operator would not expect to incur any material costs because TransAlta is contractually required to reimburse the operator for costs associated with terminating the mining contract. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Highvale mine, in respect of which TransAlta pays royalties. Under the terms of the contract, approximately $18 million of capital expenditures are required for certain mining equipment, which will be reimbursed by TransAlta over the life of the contract.

Genesee

The Genesee mine is located approximately 70 kilometres southwest of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to EPCOR Generation Inc's. ("EPCOR")'s (a public utility company owned by the City of Edmonton) 820 MW Genesee power plant under a long-term contract that continues as long as there is economic coal within the mining area. EPCOR is currently constructing a 495 MW expansion to the power plant, which is scheduled to be commissioned in late 2004. The Genesee mine commenced operations in 1988. The mine's annual production capacity is 3.5 million tonnes and 2002 sales were 3.5 million tonnes. Luscar will expand the capacity of the mine by 50% to supply the power plant's additional coal requirements at an estimated capital cost for Luscar of, $30 million. SCAI's share of proven and probable reserves at Genesee mine was 139 million tonnes as at December 31, 2001. There are additional resources in the Genesee coal deposit which are included in the other resources reported by Fording. The mine uses two draglines to remove the overburden. Coal is then loaded onto a fleet of coal haulers with either a front end loader or an electric shovel for delivery directly to the adjacent power plant. SCAI and EPCOR each own 50% joint venture interests in the equipment and facilities at this mine. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Genesee mine, in respect of which EPCOR pays royalties.

The subbituminous coal at the Genesee mine is located in four recognizable coal zones, which vary in thickness from 0.5 to 3.0 metres. All but one of the coal zones is contiguous over the entire mine area.

Whitewood Mine

The Whitewood mine is located 65 kilometres west of Edmonton, Alberta and is a prairie mine-mouth operation. This mine supplies subbituminous thermal coal to TransAlta's 588 MW Wabamun power plant. TransAlta has announced plans to phase out the generating capacity of the Wabamun power plant by 2010, beginning with a shutdown of 150 MW of capacity which occurred in late 2002. The mine's annual production capacity is 2.8 million tonnes and 2002 sales were 2.8 million tonnes. The mine uses one dragline to remove the overburden. Coal is then loaded onto a fleet of coal haulers with either a front end loader or an electric shovel for delivery directly to the adjacent power plant. TransAlta owns the mine and substantially all of the related equipment and facilities.

Fording operated the Whitewood mine under contract with TransAlta from 1986 until February 28, 2003. The current five-year mining contract expires December 31, 2007 or earlier subject to a 90-day termination notice provision. If TransAlta does not renew or terminates the contract, the operator would not expect to incur any material costs because TransAlta is contractually required to reimburse the operator for costs associated with terminating the mining contract. Effective February 28, 2003, SCAI acquired from Fording certain royalty interests on coal produced from the Whitewood mine, in respect of which TransAlta pays royalties.

Third Party Royalty Arrangements

On February 28, 2003, SCAI acquired the Prairie Assets, which included extensive coal and mineral holdings in Alberta and Saskatchewan. Luscar and other third parties are mining some of these coal and mineral holdings under royalty agreements that have been assigned to SCAI. Royalty rates are negotiated on a property by property basis and are based on mineral volumes mined. In some cases, mining plans and production volumes are controlled by third parties and are beyond the control of SCAI. Agreements with Luscar and third parties provide that all reclamation and environmental liabilities with respect to these properties are the responsibility of the party undertaking the mining activity. In 2002, revenue from third party royalties was $24.0 million, including royalties from 2.8 million tonnes of potash and 6.3 million tonnes of thermal coal mined by Luscar and third parties pursuant to such arrangements.

Mine Projects

Luscar and SCAI hold several coal properties that could be brought into production in the near term if a suitable market can be developed for the coal and subject to obtaining necessary permits. The following is a brief description of each of these projects.

Telkwa Mine Project

The Telkwa mine project is located in west-central British Columbia. This project has 30.6 million tonnes of proven and 3.1 million tonnes of probable bituminous thermal coal reserves. Coal has been mined in this area intermittently since 1906. This project is located eight kilometres from the main Canadian National Railway line, which could be utilized to transport coal to the Ridley Island Terminals at Prince Rupert. Licences and environmental approvals will be sought when market conditions are conducive to development.

Beaverhill Mine Project

The Beaverhill mine project, which is located approximately 62 kilometres southeast of Edmonton, Alberta, received a mine permit in 1987. This project has 8.1 million tonnes of proven subbituminous thermal coal reserves. Licences and environmental approvals will be sought when market conditions are conducive to development.

Brooks Mine and Power Project

The Brooks mine project is located 145 kilometres southeast of Calgary, Alberta. This project has 92.2 million tonnes of proven and 73.6 million tonnes of probable subbituminous thermal coal reserves. Prior to February 28, 2003, Fording had applied for a permit to develop the Brooks mine project. The project also contemplates the construction of a two unit 1000 MW power generating station. SCAI is currently evaluating the merits of this project, which has an estimated total capital cost of $1.6 billion.

Undeveloped Coal Properties

Luscar and SCAI also have significant coal resources that may be developed into reserves in the future. Luscar acquired resources in the Judy Creek South and Camrose-Ryley coal fields in 2001 and 2000 respectively. The Camrose-Ryley property is located adjacent to the Beaverhill mine project and has 192.9 million tonnes of measured resources and 37.1 million tonnes of indicated resources that are situated just south of the main Canadian National Railway line. The Judy Creek South property includes 126.4 million tonnes of indicated resources and 70.7 million tonnes of inferred resources adjacent to an existing transmission line that serves the oil sands projects near Fort McMurray, Alberta. On February 28, 2003, SCAI acquired all of Fording's thermal coal reserves and resources in Canada, most of which are owned in fee simple. Certain of these properties also include rights to other minerals. SCAI and Luscar are currently evaluating the reserves and resources transferred from Fording, which include significant holdings in the Camrose-Ryley, Heatburg, (which is located approximately 35 kilometres east of Red Deer, Alberta) and other coal fields.

Coal Reserves and Resources

Coal Reserves Held by Luscar

Luscar's coal reserves are classified based upon the Geologic Survey of Canada publication Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System For Canada", J.D. Hughes, L. Klatzel-Mudry and D.J. Nikol, 1989 (the "GSC Standards").

Coal reserves are broadly defined as coal that can be economically mined using current technology and are further classified as proven or probable according to the degree of certainty of existence. Reserve estimates as set forth above were prepared internally by Luscar's professional engineers and geologists under the supervision of Luscar's operating Vice President, Howard Ratti, P.Eng. and Luscar's Chief Geologist, Gary Johnston, P.Geol. Estimates are based on geological data derived from ongoing mining operations, drilling programs and other geological examination. This information is combined with knowledge of mining variables such as the maximum digging depth of equipment, the maximum amount of overburden that can be moved to permit economic recovery of coal, the percentage of in-place coal that can be recovered in mining, the percentage of coal that can be economically recovered through processing plants and equipment and labour productivity. Also considered are legal impediments to mining, government regulations requiring efficient extraction of coal, coal prices and economic conditions. These estimates are reviewed annually to reflect actual coal production, new data or developments and changes in other assumptions and parameters. Accordingly, reserve estimates will change from time to time reflecting mining activities, analysis of new engineering and geological data, changes in reserve holdings, modification of mining plans or methods, changes in coal prices or production costs and other factors.

Luscar has advised the Corporation that the classification and presentation of proven (measured) and probable (indicated) reserves of Fording conform to the requirements of the Canadian securities regulations as set out in National Instrument 43-101 (the "National Instrument") and prescribed by the United States Securities and Exchange Commission ("SEC") as set out in Guide 7 — Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations of the *Securities Act of 1933* as amended ("SEC Guide 7").

The following table summarizes Luscar's coal reserves within operating mine permit areas and on development properties as of December 31, 2002:

	Proven[(1)]	Probable[(2)]	Sulphur Content(%)[(3)]	Calorific value (KJ/Kg)[(4)]
	(millions of tonnes)			
Bituminous Metallurgical				
Line Creek mine[(5)(6)]	18.4	—	0.42	35,700
Luscar Mine[(5)(6)]	0.7	—	0.22-0.26	35,800
Cheviot mine project[(5)(6)]	18.2	12.8	0.33-0.49	36,100
Bituminous thermal				
Line Creek mine[(5)(6)]	1.5	—	0.42	32,100
Coal Valley mine	5.8	10.3	0.27	30,500
Obed Mountain mine	5.1	—	0.46	30,000
Telkwa mine project	30.6	3.1	0.93	33,000
Subbituminous				
Paintearth mine	61.2	—	0.40	20,700
Sheerness mine	60.5	7.3	0.55	20,000
Beaverhill mine project	8.1	—	0.38	21,000
Lignite				
Poplar River mine	178.9	5.3	0.62	14,300
Boundary Dam mine	102.9	—	0.55	16,600
Bienfait mine	78.6	—	0.42	17,900
Total	570.5	38.8		

Notes:

(1) "Proven" means those reserves for which tonnage is computed from dimensions revealed in outcrops, trenches, underground workings or drill holes and for which the sites for inspection, sampling and measurement are so spaced with respect to the complexity of seam geometry within the deposit that the size and shape of the deposit is established to within a level of confidence of 90%.

(2) "Probable" means those reserves for which tonnage is computed partly from specific measurements, and partly from projection for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to be classified as "proven". The confidence level for reported probable tonnage is between 80% and 90%.

(3) Estimated sulphur by weight, contract specification for bituminous coals, field average estimates for other coals.

(4) Approximate average calorific value, moist, ash free basis, air dried bituminous coals, as received for other coals.

(5) Luscar's 50% share of reserves only.

(6) Transferred to Fording effective February 28, 2003.

Reconciliation of Reserves Held by Luscar

Luscar's proven and probable coal reserves decreased from 704.6 million tonnes as at December 31, 2001 to 609.3 million tonnes as at December 31, 2002, primarily due to 2002 production volumes, reclassification of reserves to resources and reductions in reserves as a result of further exploration and pit redesign.

The following table provides a reconciliation and explanation of the significant reserve changes:

Area	Reserves as at December 31, 2001	Production in 2002[6]	Adjustments	Reserves as at December 31, 2002
		(millions of tonnes)		
Proven				
Line Creek mine[1][2]	28.5	1.5	(7.1)	19.9
Luscar Mine[1]	1.0	0.8	0.5	0.7
Cheviot mine project[1]	18.2	—	—	18.2
Coal Valley mine[3]	11.9	1.8	(4.3)	5.8
Obed Mountain mine[4]	39.3	1.4	(32.8)	5.1
Telkwa mine project	30.6	—	—	30.6
Paintearth mine	64.1	3.0	0.1	61.2
Sheerness mine	63.6	3.6	0.5	60.5
Beaverhill mine project	8.1	—	—	8.1
Poplar River mine[5]	219.9	3.4	(37.6)	178.9
Boundary Dam mine	109.7	6.2	(0.6)	102.9
Bienfait mine	80.1	1.8	0.3	78.6
Probable				
Luscar mine[1]	0.7	0.2	(0.5)	—
Line Creek mine[1]	—	—	—	—
Cheviot mine project[1]	12.8	—	—	12.8
Coal Valley[3]	—	—	10.3	10.3
Telkwa mine project	3.1	—	—	3.1
Sheerness mine	7.7	—	(0.4)	7.3
Poplar River mine[5]	5.3	—	—	5.3
Total	704.6	23.7	(71.6)	609.3

Notes:

(1) Luscar's 50% share only. Transferred to Fording on February 28, 2003.

(2) Additional exploration and pit redesign reclassified "reserve" to "resource".

(3) Redesigning of pits, additional exploration and discontinued Truck Shovel operations reclassified "reserves" and "resources".

(4) Revised economics reclassified "reserves" as "resources".

(5) Environmental and logistical impediments to mining removed some "reserves" and transferred others to "resources".

(6) Excludes reserves and production from the Highvale mine which is mined under contract by Luscar. The mine is owned by TransAlta.

Coal Resources Held by Luscar

In addition to the coal reserves, Luscar owns or holds through lease, coal resources which are surface mineable using current mining technology. The cost of mining such coal has not been estimated and therefore the coal cannot be classified as reserves.

The following table summarizes Luscar's undeveloped surface coal resources as of December 31, 2002:

	Measured[1]	Indicated[2]	Inferred[3]
		(millions of tonnes)	
Bituminous metallurgical	30.8	99.9	131.6
Bituminous thermal	196.2	44.8	159.0
Subbituminous	203.6	351.9	297.9
Lignite	161.8	286.3	137.6
Total[4]	592.4	782.9	726.1

Notes:

(1) "Measured" means those resources for which tonnage is computed from dimensions revealed in outcrops, trenches, underground workings or drill holes and for which the sites for inspection, sampling and measurement are so spaced with respect to the complexity of seam geometry within the deposit that the size and shape of the deposit is established to within a level of confidence of 90%.

(2) "Indicated" means those resources for which tonnage is computed partly from specific measurements, and partly from projection for a reasonable distance on geological evidence, and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to be classified as "measured". The confidence level for reported indicated tonnage is between 80% and 90%.

(3) "Inferred" means those resources for which tonnage is computed from widely spaced geological measurements, coal seam thickness is assumed and continuity and configuration are inferred from regional mapping. The confidence level for reported inferred tonnage is between 50% and 80%.

(4) Includes only those resources that are considered technically mineable by surface methods and excludes the reserves listed in the prior table.

Non-producing coal properties are held to facilitate future growth and resources will be upgraded to reserves as the development horizon nears. At this time, underground mineable coal is excluded from reserve and resource estimates. Adjustments to resources were made as a result of exploration pit redesign, and changing economics.

Coal Reserves and Resources Acquired from Fording

Reserves and resources as at December 31, 2001 as disclosed in Fording Inc.'s Annual Information Form dated May 16, 2002, were estimated internally by Fording's engineers and geologists in accordance with the National Instrument under the supervision of Fording's Manager, Energy Resource Planning, C.J. McKenny, Professional Geologist, who is a "qualified person" for the purposes of the National Instrument. Estimates are reviewed and updated periodically to reflect new data from mining experience, drilling results and analysis.

Fording, as a Canadian mining company, was subject to the provisions of the National Instrument with respect to the manner in which it determines and reports its reserves and resources. Fording was also a reporting company in the United States, and subject to United States securities laws. Accordingly, Fording's annual information form, reserves and resources were presented in tabular form in accordance with National Instrument and a paragraph was included after each reserve table reporting such information in accordance with SEC Guide 7.

With respect to coal, Fording's annual information form contained the definitions ascribed by the GSC Standards to the terms "Coal Reserve", "Coal Resources", "Proven", "Probable", "Measured", "Indicated" and "Inferred", which are applicable to reporting coal deposits in accordance with the National Instrument.

With respect to minerals other than coal, Fording's Annual Information Form dated May 16, 2002 contained the definitions ascribed to by the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines, adopted August 20, 2000 (the "CIM Standards"), to the terms "Mineral Reserves", "Mineral Resources", "Proven", "Probable", "Measured", "Indicated" and "Inferred", which are applicable to reporting mineral deposits (other than coal) in accordance with the National Instrument.

Fording's Annual Information Form also contained the definitions set out in SEC Guide 7 to the terms "Reserves", "Proven Reserves" and "Probable Reserves", which are applicable to Fording's mineral reserves, including coal, when being reported on in accordance with SEC Guide 7. Unlike the National Instrument, SEC Guide 7 does not recognize the reporting of mineral deposits which do not meet the definition of "Reserve" contained in such guide.

Feasibility studies assume technological and economic conditions prevailing at the time the study is prepared.

All coal Reserves and Resources in the following table are mineable using conventional surface mining methods.

The following table sets forth Fording's Proven and Probable coal Reserves for the Prairie Assets as of December 31, 2001.

Coal Reserves
as at December 31, 2001
(millions of tonnes)[(1)]

Rank	Proven[(5)]	Probable[(5)]	Total[(5)]	Type of Coal	Ownership (%)[(2)]	Calorific Value kJ/kg[(5)]	Sulphur Percent (by wt.)[(5)]
Subbituminous coal							
Genesee	45	94	139	Thermal	FS/L 83/17	18,900	0.23%
Brooks[(3)]	92	74	166	Thermal	FS 100	19,300	0.61%
Heatburg[(3)]	—	421	421	Thermal	FS/L 62/38	16,000	0.39%
Other[(4)]	126	—	126	Thermal			
Total	263	589	852				
Lignite Coal	3	—	3	Thermal	FS 100	12,100	0.43%

Notes:

(1) Subbituminous and lignite coal reserves are reported in millions of metric tonnes recoverable (i.e., tonnage remaining after mining losses). Reserves are reported exclusive of interests of third parties.

(2) Ownership of the coal reserves is described as "FS" for fee simple or "L" for leasehold. If the reserves are not entirely fee simple or leasehold, the ratio of the percentage of fee simple holdings to the total holdings and the leasehold holdings to the total holding is presented as FS%/L%.

(3) Brooks and Heatburg are not developed.

(4) "Other" reserves were not being actively mined. These reserves have been, or are in the process of being, assigned to third parties pursuant to royalty arrangements.

(5) Numbers have been rounded.

The Proven and Probable coal reserves determined and reported by Fording in accordance with SEC Guide 7 were the same as those determined in accordance with the National Instrument as presented in the above table.

Reserves attributed to a specific mine have been assigned to that mine. Reserves which have not been attributed to a specific mine were not being actively mined by Fording. However, 126 million tonnes of subbituminous coal set forth above under "Other" have been, or were in the process of being, assigned to third parties pursuant to royalty arrangements. Fording has all necessary permits which are required to mine the tonnes attributed to the above-noted mines.

The following table sets forth the coal resources (consisting of "measured" and "indicated" coal resources) for the Prairie Assets as at December 31, 2001.

Coal Resources
as at December 31, 2001
(millions of tonnes)[1]

Rank	Measured[4]	Indicated[4]	Total[4]	Type of Coal	Ownership (%)[2]	Calorific Value kJ/kg[4]	Sulphur Percent (by wt.)[4]
Subbituminous coal							
Genesee	—	—	—	—	—		
Brooks[3]	55	65	120	Thermal	FS	19,300	0.61%
Other[3]	378	320	698	Thermal	—		
Total	433	385	818				

Notes:

(1) Coal resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal resources are reported exclusive of interests of third parties.

(2) Ownership of the coal resources is described as "FS" for fee simple or "L" for leasehold holdings.

(3) Brooks and "Other" are properties owned by Fording but currently not developed.

(4) Numbers have been rounded.

Although the terms "measured resources" and "indicated resources" are recognized by the National Instrument, they are not recognized by the SEC. Investors should not assume that all or any part of the mineral deposits identified as "measured" or "indicated" will ever be classified as reserves. Fording reported it believed that the aggregate of its measured and indicated coal resources would be referred to as "coal deposits" for United States reporting purposes.

The following table sets forth the inferred resources for coal of the Prairie Assets as at December 31, 2001.

Inferred Coal Resources
as at December 31, 2001
(millions of tonnes)[1]

Rank	Inferred Resources[3]
Subbituminous coal	
Genesee	—
Other[2]	6,095
Total Subbituminous	6,095
Lignite coal	29

Notes:

(1) Coal Resources are reported in millions of metric tonnes in the ground before recovery through mining and without the application of recovery factors. Coal Resources are reported exclusive of interests of third parties.

(2) Includes coal properties which are operated by third parties or currently not developed.

(3) Numbers have been rounded.

Although the term "inferred resource" is recognized by National Instrument, it is not recognized by the SEC. Inferred resources have a great amount of uncertainty as to their existence and economic and legal feasibility. Readers should not assume that all or any part of an "inferred resource" exists or will ever be upgraded to a higher category or be economically or legally mineable.

The following table sets forth Fording's proven and probable reserves of potash as at December 31, 2001.

Potash Reserves
as at December 31, 2001
(millions of tonnes)[1]

Minerals	Total Reserves[4]	Grade[3]
Potash[2]	256	21-25%

Notes:

(1) Reserves are reported exclusive of interests of third parties.

(2) Potash reserves have not been allocated into the categories of "proven" and "probable" consistent with industry practice. Reserves are tonnage remaining after reductions for geologic features and excavation and mining losses. Potash Reserves are in active mine permit areas operated by third parties.

(3) All grades are reported as a percentage (by weight) of material as a percentage of K_2O (potassium oxide) equivalent.

(4) Numbers have been rounded.

Potash reserves determined in accordance with SEC Guide 7 are the same as those determined in accordance with the National Instrument.

The following table sets forth the potash resources (consisting of "measured resources" and "indicated resources" of potash) contained in the Prairie Assets as at December 31, 2001.

Potash Resources
as at December 31, 2001
(millions of tonnes)[1]

Minerals	Measured[4]	Indicated[4]	Total[4]	Grade[3]
Potash[2]	—	186	186	21-25%

Notes:

(1) Resources are reported exclusive of interests of third parties

(2) Potash resources are reported in millions of metric tonnes in the ground before recovery through mining and after reduction for geologic features.

(3) All grades are reported as a percentage (by weight) of material as a percentage of K_2O (potassium oxide) equivalent.

(4) Numbers have been rounded.

Although the terms "measured resources" and "indicated resources" are recognized by the National Instrument, they are not recognized by the SEC. Readers should not assume that all or any part of the mineral deposits identified as "Measured" or "Indicated" will ever be classified as Reserves.

Real Property

The following chart lists significant mineral rights held by Fording as at December 31, 2001, which are now part of the Prairie Assets.

Mineral Holdings (thousands hectares)	Fee Simple	Crown Lease and License	Freehold Leases	Total
Coal				
Alberta	693.7	60.4	3.2	757.3
Saskatchewan	3.5	—	—	3.5
Potash				
Saskatchewan	1.2	—	—	1.2
All Mines and Minerals				
Saskatchewan	55.0	—	—	55.0
All Mines and Minerals except Petroleum & Natural Gas				
Alberta	13.9	—	—	13.9
Saskatchewan	4.8	—	—	4.8
Manitoba	0.2	—	—	0.2
Total[(1)]	772.3	60.4	3.2	835.9

Note:

(1) Numbers have been rounded.

Exploration and Development

Luscar spent $5.9 million on the exploration of active mine sites and near term development projects in 2002. Exploration expenditures directed to undeveloped coal resources totalled $2.4 million in 2002. Development work at the active mine sites totalled $3.5 million in 2002. Development expenditures in 2002 included $0.9 million at the Coal Valley mine, $0.4 million at the Poplar River mine, $0.9 million at the Boundary Dam mine, $0.8 million at the Line Creek mine and $0.5 million at other sites.

Land Tenure

Coal reserves and leases in Canada are generally under the jurisdiction of provincial governments. Luscar gains access to its coal reserves through: (1) coal leases from provincial governments, referred to as Crown coal leases; (2) its freehold ownership of coal; (3) subleases from third parties who hold Crown coal leases or freehold rights; and (4) its mine-mouth contracts with customers who hold the rights. Royalty payments may be paid on Crown coal leases, freehold rights and/or subleases. In general, coal reserves at any particular mine are accessed through a variety of the above-mentioned methods.

Alberta

Alberta Crown coal leases are granted, under the *Mines & Minerals Act*, for a term of 15 years and are renewable, subject to, the regulations in force at the time of renewal, terms and conditions prescribed by order of the Minister of Energy and consideration of remaining coal reserves. Annual lease rental rates are $3.50 per hectare and there are no other expenditures required to maintain the leases. New Crown coal leases on lands in Category 4 of "A Coal Development Policy for Alberta, 1976" are made available to the public through a competitive bidding process. The bulk of Luscar's Alberta coal leases were acquired prior to the initiation of the bidding process.

Subbituminous coal under Crown coal lease that is used in power generation in Alberta is subject to a flat royalty rate that is currently $0.55 per tonne. For bituminous coal, royalties are levied based on the mine-mouth value of marketable coal produced and revenue generated by the sale of the coal resource. Royalties are based on a two-tiered system with an initial rate of 1% of the mine-mouth value of marketable coal produced from the Crown coal leases per month. Following the date when the cumulative mine-mouth revenue of the coal mine equals or exceeds the aggregate of the allowed cumulative project costs and the cumulative return allowance of the project, an additional royalty on bituminous coal is payable to the Crown, the value of which is equivalent to 13% of the net revenue earned from Crown leases for a calendar year. Coal sold from leased, third party freehold lands may also be subject to private royalties pursuant to agreements under which the rights have been acquired. No provincial royalties are payable on freehold coal.

Saskatchewan

Saskatchewan Crown coal leases are granted under the *Crown Minerals Act*, and Coal Mining Disposition Regulations, 1988, for a term of 15 years and are renewable under effectively the same terms as Alberta Crown leases. Annual lease rental rates are $5.50 per hectare and there are no other expenditures required to maintain the leases. Prior to obtaining a Crown coal lease in Saskatchewan, the applicant must first obtain a coal prospecting permit for coal exploration. The costs associated with a coal prospecting permit are a $100.00 application fee and $1.00 per hectare for the first year and $1.00 per hectare for each of two, six-month extensions allowed under the regulations. Upon expiry of the coal prospecting permit, the permittee must either apply for a Crown coal lease or cancel the permit. There is no competitive bidding process for Saskatchewan Crown coal rights.

In Saskatchewan, the sale of coal from Crown leases is subject to payment of a Crown royalty in the amount of 15% of the average value of coal related to the lease, payable quarterly. In addition, there are two taxes levied against freehold coal rights. One is a freehold mineral tax of $3.71 per hectare, payable yearly. The other is the freehold royalty which amounts to approximately one-half of the Crown royalty rate. At the Bienfait mine, a rebate of up to 87.5% of Crown and freehold royalties is available when selling prices fall below a specified level. In 2002, the Bienfait mine was eligible for the maximum rebate.

British Columbia

British Columbia Crown coal licences and Crown coal leases are granted under the *Coal Act*. Crown coal licences are granted for an indefinite term and the rental rates start at $7.00 per hectare, escalating to $10.00 per hectare after the first five years and continue to escalate by $5.00 per hectare every five years. There is presently no cap on the rental rates. Prior to obtaining a Crown coal lease, the licencee must first obtain a project approval certificate issued under the *Environmental Assessment Act*. Once a project approval certificate has been obtained, an application may be made for a coal lease. Crown coal leases have a term of 30 years but may be renewed for a subsequent period of 15 years. The annual rental rate is currently $10.00 per hectare. There is no competitive bidding process for British Columbia Crown coal rights.

In British Columbia, both Crown and freehold coal sales are subject to the payment of a two level mineral tax. The first level is 2% on revenue less operating costs (not including interest) with the next level being 13% on cumulative revenue minus operating costs, capital costs and the amount payable under the first level. Under the *Mineral Land Tax Act*, every owner of mineral land must pay to the Crown a yearly tax based on the number of hectares owned. This mineral land tax escalates on a graduated scale from $1.25 per hectare (20,235 hectares or less) to $4.94 per hectare (more than 404,686 hectares). The $1.25 per hectare charge applies to Luscar's freehold mineral interests held in British Columbia.

Mine Permitting

In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. Proposed components of an Environmental Impact Assessment ("EIA") are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. Luscar must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input, and following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulators will either approve the project, request modifications to the project and approve it as modified or reject the project. Once approved the required permits are issued.

If both the federal and provincial governments are involved the application is subject to joint review. For a greenfields project the permitting process can take three to five years whereas for a mine extension two years is usually required as the EIA is not as detailed.

METALS

General

Sherritt International's Metals segment is comprised of the Corporation's 50% indirect interest in the Metals Enterprise and the Corporation's marketing and trading activities in commodity metals, as well as the Corporation's fertilizer and utilities assets. The Metals Enterprise is a vertically-integrated nickel and cobalt mining, processing, refining and marketing joint venture between subsidiaries of Sherritt International and General Nickel Company S.A. ("GNC"), a Cuban company. The business of the Metals Enterprise is carried on through three companies:

- Moa Nickel S.A. ("Moa Nickel") — owns and operates the Moa, Cuba mining and processing facility.
- The Cobalt Refinery Company Inc. ("CRC") — owns and operates the Fort Saskatchewan, Alberta metals refinery.
- International Cobalt Company Inc. ("ICCI") — is responsible for feed acquisition and the marketing and sale of commodity cobalt and nickel.

Mixed sulphides containing nickel and cobalt are produced by the mining and processing facilities at Moa, Cuba. The mixed sulphides are shipped to Canada then transported by rail to the metals refinery in Fort Saskatchewan.

Sherritt International indirectly, and GNC directly and indirectly, each hold 50% of the issued and outstanding shares of each of these companies, the financial results of which are proportionately consolidated.

The Corporation owns certain fertilizer, sulphuric acid, utilities, storage and other assets located in Fort Saskatchewan, Alberta, which enhance the security of supply of certain inputs and services required for CRC's operations.

Financial information for the Metals segment represents the Corporation's 50% share of the Metals Enterprise, the Corporation's marketing and trading activities in commodity metals, and the Corporation's fertilizer and utilities operations. For the year ended December 31, 2002, the Metals business generated operating earnings of $39.1 million on revenue of $252.9 million compared to operating earnings of $3.7 million on revenue of $230.3 million for the year ended December 31, 2001.

Capital expenditures of $13.7 million in 2002 were directed primarily towards sustaining projects, with the remainder comprising environmental and refurbishment initiatives.

Production and Sales

The following table sets out the Corporation's share of both production and sales volumes, as well as its average realized prices for the periods indicated:

	Year Ended December 31, 2002	Year Ended December 31, 2001
Production (tonnes)		
Mixed Sulphides (nickel and cobalt contained)	16,691	16,180
Nickel	15,847	14,613
Cobalt	1,533	1,471
Sales		
Nickel (thousands of pounds)	33,836	33,125
Cobalt (thousands of pounds)	3,418	3,295
Fertilizers (thousands of tonnes)	235	205
Realized Prices (Canadian Dollars per pound)		
Nickel	$ 4.82	$ 4.00
Cobalt	$ 11.02	$ 15.17

Moa Nickel S.A.

The mining and processing facilities at Moa Nickel were commissioned in 1959. Moa Nickel mines lateritic nickel and cobalt ore by open pit methods and processes it at its facilities at Moa into mixed sulphides containing nickel and cobalt.

Mining Concessions

The Government of Cuba granted mining concessions to Moa Nickel in the Moa region of Cuba, pursuant to a decree of the Executive Committee of the Council of Ministers of the Republic of Cuba dated November 30, 1994 (the "1994 Decree"). The mining concessions included a land area of 4,964 hectares. The current mining concessions cover an area of 4,425 hectares. Proven reserves on these concessions, together with probable reserves, once fully proven, would be adequate to supply the Moa Nickel processing plant for approximately 25 years at a production rate of 24,000 tonnes per year of contained nickel plus cobalt.

Cuba's Oficina Nacional de Recursos Minerales (previously Centro Nacional del Fondo Geológico) reserve tables for the concessions have estimated as of December 1, 1994 *in situ* geological measured and indicated resources to be 65.3 million tonnes. The 1994 Decree also provides that the concessions will be expanded if economically mineable reserves are subsequently determined to be less than 62.3 million tonnes. The intent of the 1994 Decree was also to provide Moa Nickel with mining concessions sufficient to allow it to explore for mineralization which would extend the reserve life for a further 25 years of projected production.

Ore deposits are located immediately to the south and southeast of the town of Moa in Holguin Province on the northeast coast of Cuba. Access to the property is by paved roads. The property is located within four kilometres of the town of Moa and transportation to the property is available by bus and automobile. The climate at Moa is tropical and the mine operates 365 days per year. Moa Nickel has the required surface rights for the mining operation and the required infrastructure is in place. Mining has been carried out within the concessions for more than 40 years. The deposits within the concessions held by Moa Nickel are extensive, covering an area of some 16 square kilometres.

Moa Nickel pays the Cuban state a royalty calculated on the basis of 5% of the net sales value (free on board Moa Port, Cuba) of its production of nickel and cobalt, and an annual canon of two, five or ten U.S. Dollars for each hectare of each concession depending on whether such area is a prospecting, exploration or exploitation area.

Moa Nickel is obliged to maintain a financial reserve for the purpose of re-establishing forest cover over the areas that Moa Nickel has mined. Moa Nickel is not responsible for the reforestation of areas mined prior to November 30, 1994.

Topographical slopes are gentle at 5 to 10 degrees rising from elevations of 20 metres above sea level near to the coast, to a height of 400 metres inland. The vegetation is tropical with occasional small stands of pine trees.

Prior to the formation of the Metals Enterprise, the property was operated by the Cuban state. Detailed exploration of all of the deposits within the concession was undertaken by the Cuban state. Drilling programs were carried out on 300 metre, 100 metre and 33 metre grids, with analysis of each metre of drill core for nickel, cobalt and iron. In addition, test pits were excavated to yield information on mineralogy, moisture content and tonnage factors. Production commenced in 1961 and in the period to the end of 1994, the annual mining rate averaged approximately 1.6 million tonnes of ore.

In the Moa region, large areas of ultrabasic rocks containing small amounts of nickel and cobalt have been leached by tropical rainfall for prolonged periods of time. The leaching action preferentially dissolves and removes certain minerals such as silica, calcium and magnesium leaving a residual clay soil enriched in nickel, cobalt and iron.

The nickeliferous limonite deposits in the area occur as a thick surface blanket of residual soils, clays and partially decomposed rock. The thickest and most homogenous limonite deposits are generally associated with rounded ridge crests and spurs representing the least eroded portion of the limonite blanket.

The upper zone of the commercial laterite profile called limonite is defined by a "nickel equivalent" grade cut-off that is calculated using the nickel grade plus 2.5 times the cobalt grade, with a minimum nickel grade of 0.9%. As metal recoveries for nickel and cobalt are essentially the same, this reflects the expected relative long-term prices for the metals. The nickel equivalent cut-off grade typically ranges between 1.25% and 1.35%, depending mainly upon the ore haulage distance and overburden stripping ratios for the ore body. The lower contact of the limonite zone is defined by the 35% iron grade cut-off and is highly irregular with frequent "ribs" and "pinnacles" of decomposing bedrock material projecting up into the limonite. The limonite zone as defined typically varies from three to seven metres in thickness, occasionally increasing to a thickness of up to 15 to 20 metres. Saprolite zone mineralization is frequently encountered below the limonite zone, but is not exploited.

All deposits within the concessions were drilled at progressively closer grid spacings from 300 metres to 33 metres prior to the formation of the Metals Enterprise. Current practice is to drill at 16 metre spacing prior to mining for definition of the overburden thickness, grade control and metallurgical characterization of the ore.

Drill hole sampling is carried out at one metre intervals at all grid spacings. Historically, samples were analyzed for nickel, cobalt and iron by an independent laboratory, using standard internal and external verification procedures. Under current practices, drill samples are analyzed for nickel, cobalt, iron, manganese, magnesium, silica, aluminum, copper, chromium and zinc by on-site and contract laboratories. A duplicate sample is used on-site in metallurgical testwork to determine sedimentation characteristics of the ore and the metallurgical response to acid pressure leaching.

Since the formation of the Metals Enterprise, check drilling, with sampling of each metre of drill core, has been carried out from time to time to confirm the results of the drilling programs. Results have shown a positive correlation between the data sets.

Reserves

The following table sets out the Metals Enterprise's estimates of its proven and probable ore reserves at December 31, 2002. The Corporation believes that the reserve quantities are reasonable estimates consistent with current knowledge of the characteristics and extent of the mineral deposits, but such estimates are subject to upward or downward revisions as additional information becomes available and as economic conditions change.

Reserve Estimate effective December 31, 2002[1]

Classification	Tonnes (millions)	% Nickel	% Cobalt
Proven	31.80	1.25	0.13
Probable	2.50	1.18	0.13
Proven and Probable	34.30	1.24	0.13

Note:

(1) The Metals Enterprise's proven and probable reserves estimate, effective December 31, 2001 was 36.2 million tonnes. Mined ore depletion for the year 2002 was 3.4 million tonnes. The net reduction in ore reserves was reduced to 1.9 million tonnes due to the positive impact of anticipated improved mine recoveries, the reclassification of certain unsuitable resources to ore, as a result of improved metallurgical response, and the contribution of ore from remnant mining blocks outside the defined reserve. These adjustments are in accordance with an independent ore reserve report effective December 31, 2002, prepared under the direction of Spence Resource Management Inc., J.A. Spence, QP and H.O. Harju, QP.

During 2002, the Metals Enterprise incurred exploration and development expenditures of U.S.$0.2 million. During 2001, these expenditures amounted to U.S.$0.05 million.

Mining Operations

Historically, mining was carried out with draglines (4.5 to 6 m^3 bucket) and ore was trucked to a central stockpile at the head of a conveyor belt feeding the ore preparation plant. The mining method has been converted to an excavator/truck operation and bench mining is now practiced in newly opened deposits using backhoes (7.7 m^3 buckets) and a mixture of rigid and articulated trucks.

Ore is processed through the ore preparation plant where the ore is slurried with water in logwashers and the resultant slurry is screened at 10 mm and 0.8 mm to reject partially or unweathered material with a high magnesium content. The oversize reject material is retained in a reject dam.

The screened ore is thickened and pumped to an acid pressure leaching circuit consisting of vertical, steam-agitated pachucas (reactors). Sulphuric acid is added to dissolve nickel and cobalt from the ore. The leach discharge slurry is processed through a countercurrent decantation wash circuit to separate the nickel and cobalt-containing solution from the leach residue which is impounded in a tailings pond.

Excess sulphuric acid in the solution is neutralized with limestone mud and the gypsum residue is processed through the wash circuit. Nickel and cobalt are recovered from the solution by precipitation, at an elevated temperature, with hydrogen sulphide gas under pressure.

Production of nickel and cobalt at Moa Nickel has increased from 12,500 tonnes per year in 1994 to 33,382 tonnes per year in 2002. All of the production from Moa Nickel is refined at the CRC refinery.

The Cobalt Refinery Company Inc.

The Fort Saskatchewan facilities include a nickel refinery, a cobalt refinery and other ancillary facilities.

Facility	Annual Capacity	Product	Year Constructed	Upgraded
Nickel Refinery	32,500 mt	Nickel metal	1954; 1972 1991-1994	1981-1983 1996
Cobalt Refinery	3,300 mt	Cobalt metal	1956; 1977 1991-1994	1981 1996-1997

The mixed sulphides received from Moa Nickel are treated at the Fort Saskatchewan refinery together with a small amount of cobalt and nickel-bearing materials from other sources. The metals refinery differs from conventional pyrometallurgical smelting facilities in that it uses only pressure hydrometallurgical processes. Pressure hydrometallurgy is a technology which employs reactors known as autoclaves to conduct chemical reactions at elevated pressures in order to extract and recover metals from metal-bearing feed materials. The advantages of this process, in comparison with conventional refining processes, are that it requires lower capital costs, does not emit sulphur dioxide, and substantially all metal and chemical agents are recovered for sale or use in another form. Ammonium sulphate, a fertilizer by-product of the metal refining process, is produced at an on-site ammonium sulphate plant, which has an annual capacity of 170,000 tonnes per annum. The majority of the fertilizer is sold in the western Canadian agricultural sector.

In the refining process, nickel and cobalt present in the various blended feeds are leached in an ammonia and ammonium sulphate solution. Cobalt, nickel and other metals are dissolved and sulphide sulphur is oxidized and combined with ammonia to form ammonium sulphate. Any unleached material is separated from the metal-rich solution, filtered and impounded. Nickel is recovered in powder form, and after washing and drying, is compacted into briquettes or packaged as powder. Cobalt is also recovered in powder form and is compacted into briquettes or packaged as powder for sale. The remaining essentially metal-free solution is evaporated to crystalline ammonium sulphate, dried and sold as fertilizer. Other metals present in the feed such as copper and zinc are collected in sulphide residues and sold.

Production of nickel and cobalt at CRC has increased from 20,976 tonnes and 1,817 tonnes respectively in 1994 to 31,694 tonnes and 3,065 tonnes respectively in 2002.

International Cobalt Company Inc.

Feed Acquisition

For the year ended December 31, 2002, approximately 95% of the nickel input and 90% of the cobalt input for the refinery was derived from Moa Nickel. Under the terms of an agreement, the price paid by ICCI to Moa Nickel is discounted from, in the case of cobalt, the price received from ICCI customers and, in the case of nickel, the official London Metal Exchange ("LME") cash price. During 2002, feed purchased from four third-party suppliers was also processed at the refinery.

Tolling

ICCI delivers the mixed sulphides purchased from Moa Nickel and all cobalt and nickel feed materials purchased by it from third parties to CRC for refining. CRC refines the raw materials and returns refined nickel and cobalt products to ICCI for a refining charge. Title to the materials during the refining process remains with ICCI.

Marketing and Sales

ICCI sells, as principal, nickel briquettes and powders directly. It sells cobalt briquettes and powders through Sherritt International. Empresa Cubana Exportadora de Minerales y Metales ("Cubaniquel") is the exclusive agent for nickel sales. Cubaniquel and Sherritt International receive commissions for sales made to third parties. The price paid by Sherritt International for cobalt and nickel products is the net price received from third parties less commission. Sherritt International purchased all of the cobalt products refined by the Metals Enterprise during 2002. Refined nickel products were sold by ICCI, although Sherritt International also acted as principal for approximately 4% of sales.

ICCI's sintered nickel briquettes conform to LME specifications so that the briquettes may be delivered against LME contracts. Cobalt is not traded on any commodity exchange market but is sold at negotiated prices. ICCI's primary markets for cobalt and nickel products are Canada, Europe and Asia. Products are transported by surface mode. United States law prohibits the purchase by U.S. persons (as defined in applicable laws and regulations) of nickel or cobalt processed from Cuban feed.

Markets and Competition

Cobalt

The Metals Enterprise's cobalt briquettes are produced at 99.9% purity. Cobalt is used in the production of high temperature, wear-resistant super alloys, catalysts, paint dryers, cemented carbides, magnetic alloys, rechargeable batteries and chemicals. A significant proportion of the world's cobalt is produced as a by-product of nickel and copper production. Based on data from the Cobalt Development Institute ("CDI") of Guildford, Surrey, United Kingdom, which covered the first six months of 2002, worldwide supply of cobalt for 2002 was estimated to be approximately 39,700 tonnes. The Metals Enterprise is among the four leading CDI member suppliers of cobalt to world markets. The market for cobalt is worldwide.

During 2002, the Metal Bulletin 99.3% free market cobalt price traded in a range between U.S.$6.10 per pound and U.S.$8.45 per pound, averaging U.S.$6.93 per pound for the year, 28% lower than the average price for 2001. The lower cobalt price reflected weak global demand, particularly in the superalloy sector.

Nickel

Nickel is used in the production of stainless steel, which accounts for approximately two-thirds of worldwide nickel consumption. Nickel is also used in the production of industrial materials, including non-ferrous steels, alloy steels, plated goods, catalysts and chemicals. Approximately 66% of world nickel production is consumed in North America, western Europe and Japan.

Norilsk Nickel, in the Russian Federated Republic, is the world's largest producer of nickel. Canadian producers Inco Limited and Falconbridge Limited are the second and third largest producers, respectively. The Metals Enterprise provides less than 3% of world production. Current world nickel supply is estimated to be approximately 1.2 million tonnes per annum.

In recent years, the worldwide nickel market has demonstrated a high degree of price volatility. World markets for the Metals Enterprise's products significantly impact its operating earnings. These markets are cyclical and prices are volatile. Nickel prices on the LME strengthened in 2002, trading in a range between U.S.$2.55 and U.S.$3.50 per pound. The LME average settlement price for 2002 was U.S.$3.07 per pound, a 14% increase from the 2001 average of U.S.$2.70 per pound.

Most major refined nickel producers supply nickel at grades ranging from 98.5% to 99.9% in purity. The Metals Enterprise's sintered nickel briquettes, produced at 99.9% purity, are well suited for stainless steel and alloy steel production and certain chemical applications, and are expected to continue to be sold to such industries in the future. The Metals Enterprise's "steel grade" (unsintered) nickel briquettes analyzing 99.4% nickel are well suited for stainless steel production and foundry use.

FERTILIZERS

The Corporation owns certain fertilizer, utilities, storage and other assets located in Fort Saskatchewan, Alberta, which enhance the security of supply of certain inputs and services required for the metal refinery's operations. These assets produce ammonia and sulphuric acid that are utilized by the refinery's hydrometallurgical process, which in turn produces ammonium sulphate as a by-product. These assets also serve as a back-up hydrogen supply for the refinery. Most of the revenue of the fertilizer business is derived from the sale of nitrogen fertilizers, sulphate fertilizers, and sulphuric acid. In 2002, all sales were made in the Canadian market. Demand for fertilizer products is seasonal, consisting of a spring season and a fall season. Sales are usually higher during the spring application season. Results for the fertilizer business are included in the Metals results.

High energy costs necessitated the temporary suspension of production of Sherritt International's urea facility at the end of October 2000. The facility was written down to its net realizable value at year-end 2001 and was idle throughout 2002.

The western Canadian ammonia reference price averaged $402 per tonne during 2002, 12% lower than the price for 2001. Average prices for western Canadian ammonium super sulphate were $233 per tonne during 2002, 15% higher than the price for 2001.

Sherritt International is a supplier of ammonium sulphate and sulphuric acid to the western Canadian market and supplies approximately 5% of the Canadian anhydrous ammonia market. Nitrogen prices in western Canada largely reflect world prices. Ammonium sulphate and sulphuric acid prices in western Canada are driven by market conditions in western Canada and the Pacific Northwest. Product is transported in bulk by surface mode.

Capital expenditures of $1.8 million were incurred in 2002 to sustain the productive capacities of the fertilizer assets and are included in the Metals results.

OIL AND GAS

General

Sherritt International explores for, develops and produces oil and natural gas. During 2002, the Corporation produced oil from fields primarily located in Cuba. Higher oil prices partially offset by higher depletion and amortization expenses contributed to higher operating earnings for the Oil and Gas segment of $98.9 million in 2002 compared with operating earnings of $74.0 million in 2001. After the impact of working capital changes, the oil and gas business generated free cash flow after capital expenditures of $57.6 million in 2002.

The average realized oil price increased by 22% to $26.84 per barrel in 2002 from $22.04 per barrel in 2001. The U.S. Gulf Coast Fuel Oil No. 6 reference price averaged U.S.$20.43 per barrel in 2002, compared with U.S.$16.92 per barrel in the prior year.

Total average net oil production of 22,271 Bpd in 2002 was 4% higher than in 2001. Average net oil production in Cuba increased by 5% in 2002 to 21,682 Bpd and set a new production record for the sixth consecutive year.

Cuba

Through a subsidiary, the Corporation holds a 100% working interest in four enhanced production-sharing contracts with the Government of Cuba. The enhanced production-sharing contracts require the Corporation to provide services and technical assistance to rework and enhance the production of selected wells, or to drill new wells in existing oil fields. The Corporation also holds indirect interests varying from a 40% to 100% working interest in six exploration production-sharing contracts, which involve the exploration for and development of new oil and gas reservoirs in Cuba, or the extension of the known field boundaries of existing reservoirs, using state of the art geological and geophysical exploration techniques. The ten production-sharing contracts cover a total of 2.5 million gross acres with the Corporation's net acreage equal to 2.5 million acres.

Gross working interest production in Cuba averaged 38,256 Bpd in 2002 compared to 30,079 Bpd in 2001. New wells in the Yumuri, Puerto Escondido, Canasi and Varadero areas contributed to the 27% production increase. Oil production in Cuba is allocated to the Corporation and agencies of the Cuban Government in accordance with the terms of the production-sharing contracts. The Corporation's share of oil production from Cuba in 2002 under these production-sharing contracts was 7.9 million barrels or 21,682 Bpd compared with 7.6 million barrels or 20,735 Bpd in 2001.

During its eleven years of operating in Cuba, Sherritt International has accumulated an extensive data base of the historical, geological, engineering and production information from all of the wells in the north coast oil fields and has gained unparalleled experience in the characterization, technical understanding and management of Cuba's oil reservoirs. The Oil and Gas division has been very successful in applying modern exploration and completion technology to geological basins that were relatively under-explored in the past. Cuba appears to have a favourable geological setting for massive accumulations of hydrocarbons. The Corporation has identified several exploratory prospects along the north coast heavy oil trend and plans to test some of these prospects in order to generate new reserves for future development. In the longer term, the Corporation intends to utilize this knowledge base to pursue selective exploration/development programs in geologically similar jurisdictions outside of Cuba. Sherritt International's experience in establishing the necessary infrastructure to support its exploration/development program in Cuba provides it with the ability to support similar opportunities in other countries.

During 2002, the Corporation participated in the drilling of eleven development wells and three exploratory wells in Cuba. In addition, one existing well was re-entered and deepened to exploit additional reserves and another was re-drilled below the casing shoe.

In the Yumuri/Puerto Escondido contract area, three step-out wells were drilled on the west side of the Yumuri field. After encountering a good reservoir section, the Yumuri 206 well partially collapsed during the final stages of drilling. Remedial action to save the existing well bore failed and the well was re-drilled below the casing shoe. Following the re-drill, the Yumuri 206 well had an initial stabilized gross production rate of 2,875 Bpd. The Yumuri 207 well had an initial stabilized gross production rate of 950 Bpd. The Yumuri 208 well was drilled 75 metres below the lowest known production in the field and had an initial stabilized gross production rate of 3,250 Bpd.

Construction of the Yumuri facility was completed during the first quarter of 2003. Oil production from the Yumuri and Seboruco wells will be treated at this facility. After treatment of crude oil to remove certain impurities, sales quality oil is then transferred to the existing Puerto Escondido/Matanzas pipeline. Due to previous problems associated with trucking and fluid disposal, the Corporation experienced production bottlenecks from the Yumuri and Seboruco oil fields. The new facility has eliminated these problems.

Also in the Yumuri/Puerto Escondido contract area, three development wells were completed at Puerto Escondido. The Puerto Escondido 15 well had an initial stabilized gross production rate of 4,075 Bpd. The Puerto Escondido 16 well had an initial stabilized gross production rate of 2,825 Bpd. The Puerto Escondido 17 well had an initial stabilized gross production rate of 1,900 Bpd.

In the Block 7 contract area, three development wells were drilled at Canasi and one well at Seboruco was re-entered. The Canasi 6 well had an initial stabilized gross production rate of 4,600 Bpd. Canasi 7 had an initial stabilized gross production rate of 5,000 Bpd and Canasi 8 had an initial stabilized gross production rate of 2,550 Bpd. The re-entry at Seboruco 3, undertaken to evaluate an additional reservoir section resulted in no further production increase. Also, in the Block 7 contract area, the Via Blanca West 1 exploratory well was suspended at the end of August after encountering drilling difficulties and the failure to find the anticipated reservoir zone. This location will be re-evaluated upon the interpretation of a new seismic program, which was acquired in the fourth quarter of 2002.

In Block 7, construction of the Canasi oil treating facility has commenced. It is scheduled to begin treating crude oil from eight existing Canasi wells in June of 2003. Once commissioned, the Canasi treating facility will eliminate the need to truck crude oil, virtually eliminate the flaring of gas and optimize production from the Canasi field.

In the Varadero West and Varadero Enhanced contract areas, one development well was drilled and another development well was drilling at the end of December. The Varadero 717 well encountered an excellent reservoir section and had an initial stabilized gross production rate of 2,950 Bpd.

In the Block 9 contract area, two exploratory wells were drilled. The Majaguillar East 1 well exhibited poor permeability and produced at uneconomic rates. Also in the Block 9 contract area, the Castillo 1 exploration well was drilled and abandoned after failing to encounter the expected light oil reservoir.

Spain

Sherritt International indirectly holds a 14.5% working interest in the Casablanca oil field, a 15.6% working interest in the Rodaballo oil field, a 29% interest in the Boqueron oil field, and an 18.4% interest in the Barracuda oil field, all located in the Gulf of Valencia, offshore Spain. Production from the Corporation's fields in Spain averaged 589 Bpd in 2002 compared with 728 Bpd in 2001. Natural declines and increased water-cut contributed to the 19% decrease in production.

Other Properties

In Pakistan, the Corporation indirectly holds a 30% working interest in the Ghauspur Concession in the central Indus Basin. The Government of Pakistan approved a plan of development for the Badar discovery, in the Ghauspur Concession, which tested 21 million cubic feet of natural gas per day. The Corporation's share of net proved and probable reserves is estimated to be approximately 34.7 billion cubic feet of natural gas as at December 31, 2002.

Markets

The demand for oil is driven by the consumption of heating oil, fuel oil and transportation fuels. Oil supply and prices are also affected by political developments, especially in the Middle East.

Marketing and Sales

The Corporation generally sells its oil production in the country in which it is produced. Production in Spain is transported to shore through a pipeline and sold to a refinery at a price determined by reference to the North Sea Brent Crude Market. Cuban oil production is sold to a Cuban government agency, the sale price being based on U.S. Gulf Coast Fuel Oil No. 6.

Geographically, approximately 96% of the Oil and Gas segment's revenues during 2002 were derived from Cuba and 4% from Spain. During 2001, approximately 94% of the Oil and Gas segment's revenues were derived from Cuba and 6% from Spain.

Production

The following table sets out the Corporation's average net daily production of oil by country for the years indicated:

Production	2002	2001
Oil (Bpd)		
Cuba	21,682	20,735
Spain	589	728
Total	22,271	21,463

Productive Wells

The following table sets out the total number of the Corporation's productive wells by country as at December 31, 2002:

Country	Gross Oil[1]	Net[2]
Cuba	85	78.41
Spain	7	1.17
Total	92	79.58

Notes:

(1) Gross wells are wells in which the Corporation has a working or royalty interest. This includes all unit area wells contributing revenue to the Corporation.

(2) Net wells are the sum of the Corporation's working interests in the gross wells. Net working interests may be subject to production-sharing agreements.

Reserves

The following table sets out the Corporation's estimates of its total proved reserves for oil as at December 31, 2002 and the changes in reserves during 2002. The Corporation believes that the reserve quantities are reasonable estimates consistent with current knowledge of the characteristics and extent of the productive formations, but such estimates are subject to upward or downward revisions as additional information regarding producing fields becomes available, technology improves and economic conditions change.

Reserve Estimate as of December 31, 2002

Proved Reserves[5] (constant price scenario)	Gross Total Proved[1,2]	Net[3] Proved Producing[1]	Net[3] Net Proved Undeveloped[1]	Net[3] Proven Total[1]
		(Thousands of bbl.)		
December 31, 2001				
Cuba	52,659	19,550	—	19,550
Spain	3,887	657	—	657
Subtotal	56,546	20,207	—	20,207
Less Production				
Cuba	(17,025)	(7,914)	—	(7,914)
Spain	(1,246)	(215)	—	(215)
Subtotal	(18,271)	(8,129)	—	(8,129)
Additions and Revisions[4]				
Cuba	21,427	11,453	—	11,453
Spain	2,718	439	—	439
Subtotal	24,145	11,892	—	11,892
December 31, 2002				
Cuba	57,061	23,089	—	23,089
Spain	5,359	881	—	881
Total	62,420	23,970	—	23,970

Notes:

(1) **Proved reserves** are those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economically and technically successful in the subject reservoir. **Proved producing reserves** are proved reserves that are actually on production or, if not producing, that could be recovered from existing wells or facilities and where the reason for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. **Proved undeveloped reserves** are reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major capital expenditure will be required.

(2) **Gross reserves** means the total quantity of reserves, including royalties and other interests that can reasonably be expected to be recovered from the subject reservoir under current technology and existing economic conditions.

(3) **Net proved producing and net proved undeveloped reserves** are determined by deducting royalties and other interests from gross proved reserves. Such royalties are subject to change by legislation or regulation and can also vary depending upon production rates, selling prices and timing of initial production. **Royalties and other interests** includes the share of production allocated to the Government of Cuba from time to time under the production-sharing contracts, other royalty payments to host governments and the participating interest share of production of the Corporation's joint venture partners.

(4) **Revisions** are adjustments that reflect actual reservoir performance and reassessment of data.

(5) Estimates of the proved oil and natural gas reserves attributable to the interest of the Corporation were provided by McDaniel & Associates Consultants Ltd.

Estimated Present Worth Values of Reserves Before Income Tax as of December 31, 2002
(millions of United States Dollars)

	Discounted at 0%	Discounted at 10%
Cuba(1)(2)(3)		
Proved Producing Reserves	$233.1	$183.2
Proved Undeveloped Reserves	—	—
Total Proved Reserves	$233.1	$183.2
Spain(1)(2)(3)		
Proved Producing Reserves	$ 10.7	$ 8.9
Proved Undeveloped Reserves	—	—
Total Proved Reserves	$ 10.7	$ 8.9
Total(1)(2)(3)		
Proved Producing Reserves	$243.8	$192.1
Proved Undeveloped Reserves	—	—
Total Proved Reserves	$243.8	$192.1

Notes:

(1) The definitions of Proved Reserves, Proved Producing Reserves and Proved Undeveloped Reserves are set forth in footnote (1) in the above reserves table.

(2) Reflects the Corporation's net share of reserves.

(3) In Cuba and Spain, no royalty is payable on the Corporation's net share of reserves.

Average Net Product Prices and Netbacks Received

Cuba(1)

	Bpd		Per Bbl: Avg. Net Product Price		Operating Costs(3)		Net Back(4)	
	2002	2001	2002	2001	2002	2001	2002	2001
1st Qtr.	20,270	15,384	$21.07	$24.44	$ 3.20	$ 4.98	$17.87	$19.46
2nd Qtr.	19,435	19,352	27.64	20.58	4.02	4.02	23.62	16.56
3rd Qtr.	24,091	23,091	29.45	23.43	3.27	3.42	26.18	20.01
4th Qtr.	22,879	24,981	27.41	18.63	4.83	3.79	22.58	14.84

Spain(2)

	Bpd		Per Bbl: Avg. Net Product Price		Operating Costs(3)		Net Back(4)	
	2002	2001	2002	2001	2002	2001	2002	2001
1st Qtr.	641	845	$34.02	$35.85	$ 6.47	$ 5.97	$27.55	$29.88
2nd Qtr.	602	738	39.46	40.57	11.71	1.56	27.75	39.01
3rd Qtr.	587	666	37.62	42.09	6.04	5.58	31.58	36.51
4th Qtr.	527	665	36.69	31.94	9.25	11.89	27.44	20.05

Notes:

(1) Reflects heavy conventional crude oil production.

(2) Reflects light and medium conventional crude oil production.

(3) Operating costs include treatment and transportation costs, workovers, recompletions and maintenance.

(4) No royalties are payable with respect to the Corporation's net share of crude oil production.

Undeveloped Oil and Gas Properties

The following table sets out the Corporation's undeveloped oil and gas properties as at December 31, 2002. Undeveloped properties are properties that are not assigned proved reserves, but which the Corporation considers to have the potential to contain commercial hydrocarbon deposits.

Country	Gross Acres[1]	Net Acres[2]
Cuba	2,531,825	2,491,214
Spain	31,288	6,304
Total	2,563,113	2,497,518

Notes:

(1) Gross acres are lands in which the Corporation has a working or royalty interest.

(2) Net acres are the sum of the Corporation's share of the working interests in these lands. Net acreage may be subject to royalties or production-sharing agreements.

Drilling Activity

The following table sets out the wells drilled by the Corporation during the years ended December 31, 2002 and December 31, 2001.

Wells Drilled	2002 Gross[1]	2002 Net[2]	2001 Gross[1]	2001 Net[2]
Exploratory				
Oil	1.0	1.0	1.0	0.5
Gas	—	—	—	—
Suspended	1.0	0.45	—	—
Dry	1.0	1.0	1.0	0.4
Development/Appraisal				
Oil	13.0	10.65	8.0	5.7
Gas	—	—	—	—
Suspended	—	—	1.0	1.0
Dry	—	—	—	—
Total	16.0	13.1	11.0	7.6

Notes:

(1) Gross wells are the number of wells in which the Corporation has a working or royalty interest.

(2) Net wells are the sum of the Corporation's working interests in the gross wells. Net working interests may be subject to production-sharing agreements.

Capital Expenditures

Capital expenditures for the Oil and Gas segment in 2002 totalled $90.9 million. Of this amount, $18.6 million included exploration activities and $72.3 million comprised development and appraisal work. $89.1 million was spent in Cuba and $0.05 million was spent in Spain. The two core areas comprised 98% of capital expenditures for the Oil and Gas segment in 2002. During 2001, a total of $79.0 million was expended on oil and gas capital expenditures: $16.2 million on exploration activities and $62.8 million on development activities.

The table below outlines the respective capital expenditures incurred in Cuba and Spain on a quarterly basis for the years 2002 and 2001.

Cuba

	Capital Expenditures (thousands of dollars)[1]					
	Total Year		Development		Exploration	
	2002	2001	2002	2001	2002	2001
1st Qtr.	$20,548	$18,009	$14,752	$12,319	$ 5,796	$ 5,690
2nd Qtr.	20,226	22,517	19,123	17,702	1,103	4,815
3rd Qtr.	26,823	21,469	21,972	21,135	4,851	334
4th Qtr.	21,508	13,136	14,558	10,312	6,950	2,824
	$89,105	$75,131	$70,405	$61,468	$18,700	$13,663

Spain

	Capital Expenditures (thousands of dollars)[1]					
	Total Year		Development		Exploration	
	2002	2001	2002	2001	2002	2001
1st Qtr.	$ 439	$ 648	$ 64	$ 644	$ 375	$ 4
2nd Qtr.	(413)	406	(5)	331	(407)	75
3rd Qtr.	(126)	171	9	148	(136)	23
4th Qtr.	146	186	63	174	83	12
	$ 46	$ 1,411	$ 131	$ 1,297	$ (85)	$ 114

Note:

(1) There were no property acquisitions made during 2002 and 2001.

During 2003, the Corporation intends to focus primarily on continued field development in the Puerto Escondido, Yumuri, and Canasi field areas in Cuba and will explore for new oil deposits in the northern oil trend. The Corporation also intends to pursue selective exploration/development programs in geologically similar jurisdictions to Cuba.

During 2002, the Corporation entered into a production sharing contract that includes four exploration blocks located in Cuba's deepwater Gulf of Mexico area. The Corporation plans to acquire seismic data from a 2,000 km^2 area of these blocks, during 2003.

ELECTRICITY

General

Sherritt Power commenced operations in March 1998, and was constituted for the purpose of financing, constructing and operating power-generating businesses. On January 22, 2003, the Corporation announced that it had made a proposal to Sherritt Power to address Sherritt Power's concerns regarding its ability to meet its obligations with respect to interest and principal payments due March 31, 2003 on the Sherritt Power Notes and its potential need for additional funds for gas related infrastructure and additional generating power capacity.

On March 25, 2003, the common shareholders of Sherritt Power approved the amalgamation of Sherritt Power with a wholly-owned subsidiary of Sherritt International at a special meeting of shareholders. Shareholders received 1.45 Shares of Sherritt International for each common share of Sherritt Power. Shareholders of Sherritt Power (except the Corporation) received an aggregate of 5,872,500 Shares.

Holders of Sherritt Power Notes at the same meeting, approved various transactions whereby they agreed to amend the Sherritt Power Notes such that the notes will become the Sherritt Senior Debentures of the Corporation due March 31, 2010, carrying an interest rate of 9.875% per annum. Noteholders received $102 in respect of each $802 principal amount of Sherritt Power Notes. The balance of the principal ($105 million) as a result of the amendments is now a liability of the Corporation as evidenced by the Sherritt Senior Debenture.

As part of the transaction, Sherritt Power amalgamated with a wholly-owned subsidiary of the Corporation. The amalgamation was effective March 28, 2003. The amalgamated entity was wound up into Sherritt International on March 28, 2003.

The Corporation's investment in the business previously carried on by Sherritt Power is through a wholly-owned subsidiary, Sherritt Utilities Inc. ("Powerco"), and is in Energas S.A. ("Energas"), a Cuban joint venture corporation in which it currently holds a one-third interest, together with two Cuban agencies, Union Electrica ("UNE"), and Union Cubapetroleo ("CUPET"), which each hold a one-third interest. Energas is the first joint venture in Cuba established to utilize raw gas as a fuel to generate electricity.

Powerco has constructed and commissioned two integrated gas treatment/power generating facilities located near the Varadero and Boca de Jaruco oil fields. Both facilities are operated by Energas and process and use as feedstock raw gas to generate electricity for delivery and sale to the Cuban national electrical grid.

As at December 31, 2002, Powerco had constructed and commissioned a net power capacity of 98 MW (in addition to 20 MW being produced from a leased turbine located near the Varadero facility) for Energas at Varadero and 33 MW at Boca for a total of 151 MW of net power capacity.

Construction for the third and final phase of the Varadero facility, which is the conversion to a combined cycle operation (utilizing waste heat and supplementary gas) to generate 75 MW of net power capacity, is complete and synchronization with the Cuban national grid occurred in February 2003. This phase is currently generating approximately 30 MW of power and will be ramped up to full capacity once supplementary firing is commissioned which is expected during second quarter of 2003. Once the combined cycle is fully on stream, the Corporation will have a one-third interest in net power capacity of 226 MW. The delay in completion of the final phase of construction of the Varadero facility, which was initially scheduled for commissioning in April 2000, is due to several unforeseen events, including delays in delivery of combined cycle equipment due in part to financial difficulties of the supplier, weather related delays resulting from hurricanes and tropical storms in 2001 and 2002, and the disruption of air transportation subsequent to the events of September 11, 2001 which resulted in a temporary construction shut down and subsequent delays.

The establishment and operation of Energas is provided for by an association agreement ("Association Agreement") among Powerco, UNE and CUPET for a period of approximately 20 years, commencing February 1997, subject to extension by mutual agreement of the parties and the approval of the Government of Cuba. After the expiry of the term, Energas will be dissolved and its assets distributed among the shareholders equally. Powerco is obligated to finance, construct and provide initial operating personnel and training for the Varadero and Boca facilities.

Under the terms of the Association Agreement, the profits of Energas are paid out in the following order of priority: first to Powerco in repayment of all financing costs related to the total capital costs of the facilities; then to the Government of Cuba for land rights granted in connection with the power plant sites; and finally, subject to mutual agreement, to the Energas shareholders equally in the form of dividends. The terms of the Association Agreement require CUPET to supply Energas at no cost, the raw gas from the Varadero and Boca oil fields as feedstock to the Varadero and Boca plants. In the event of insufficient gas supply from these fields, CUPET has granted a right of first refusal to Energas to use (subject to certain specified limits based on the capacity of the Varadero and Boca gas plants) additional gas reserves discovered in the regional vicinity of the Varadero and Boca oil fields under the terms and conditions applicable to the present gas delivery arrangements.

Energas and UNE have entered into an agreement providing for the purchase by UNE of all of the electric power generated by Energas up to a maximum of 1,680 gigawatt hours per year. This purchase obligation commenced in October, 1998, when the first phase of the Varadero facility commenced commercial production, and will continue as long as the Association Agreement is in effect. The electricity tariff is set at U.S.$0.045 KWh during the period for which Powerco will recover its financing costs and U.S.$0.038 KWh thereafter. A second agreement provides for the purchase by UNE of electrical power generated from the 20 MW gas turbine under a 10-year lease to Powerco (see "Varadero" below).

Energas has entered into agreements with agencies of the Government of Cuba, on the basis of international reference prices, for the purchase and sale of sulphur, LPG and natural gas condensates which are recovered from the processing of raw gas at the Varadero and Boca facilities.

Varadero

The Varadero facility is located approximately 140 kilometres east of Havana. When fully commissioned, the facility will consist of two integrated raw gas processing plants, three gas turbines and associated electric generators, a heat exchange system for generating high-pressure steam, and a steam turbine and associated electric generator. In addition, the Varadero site includes an electrical substation and transformers, to facilitate connection of the facility to the Cuban national grid system, and an integrated maintenance and administration facility. Aggregate net power capacity of this facility, when fully commissioned, will be approximately 173 MW. Currently, two sour gas processing plants and three gas turbines are operating at the Varadero site, generating a net capacity of 98 MW. At present, the steam turbine generates approximately 30 MW of power until ramp up of the combined cycle phase is completed during the second quarter of 2003. During 2001, 733,754 MWh of electricity was sold, resulting in revenue of U.S.$33.0 million for Energas. In 2002, the results were 699,790 MWh and U.S.$31.5 million, respectively. The lower availability rate and electricity sales were mainly due to scheduled hot gas path inspections on two of the gas turbines, the sequential shut down of each of the three gas turbines for purposes of the tie-in of the heat recovery steam generators and the commencement of commissioning of the combined cycle.

The two integrated gas plants at the Varadero site have a combined rated capacity of approximately 43 mmcf/d of raw gas inlet, yielding approximately 38 mmcf/d of sweet gas, 60 Tpd of sulphur, 438 Bpd of LPG and 226 Bpd of condensate. When additional compression is added upon completion of the final phase of the Varadero facility, it will have a combined rated capacity of approximately 50 mmcf/d of raw gas inlet, yielding approximately 43 mmcf/d of sweet gas. The sulphur, LPG and condensate capacity will remain the same.

In 1999, Powerco, CUPET and UNE agreed to expand the operations of Energas and refurbished an existing gas turbine owned by UNE which is located near the Varadero site. The turbine began generating 20 MW of power after being commissioned in March 2000. During 2001, 142,231 MWh of electricity from this turbine was sold, generating revenue of U.S.$5.6 million for Energas. In 2002, 121,000 MWh of electricity was sold, generating revenue of U.S.$4.6 million for Energas.

The refurbishment of the gas turbine was financed by Powerco from surplus cash flow from existing operations. The terms and conditions of the financing arrangements, the supply of gas, and the sale of this additional electricity are similar to the existing arrangements for the Varadero and Boca plant sites. The turbine unit is leased to Energas for a 10-year term expiring 2010 and a lease fee based upon the amount of electricity generated on a monthly basis is paid to UNE.

Boca de Jaruco

The Boca facility is located 50 kilometres east of Havana. The site consists of a sour gas processing plant, one gas turbine and an associated electric generator with a net power capacity of 33 MW. The site also includes an electrical substation, a transformer to facilitate connection of the facility to the Cuban national grid system and an administration facility. The gas plant has a rated capacity of approximately 12.0 mmcf/d of raw gas inlet, yielding approximately 10.0 mmcf/d of sweet gas, 10 Tpd of sulphur and 58 Bpd of condensate.

The Boca facility began production in August of 1999. In 2001, 281,230 MWh of electricity was sold generating for Energas revenue of U.S.$12.6 million. In 2002, 279,508 MWh of electricity was sold generating revenue to Energas of U.S.$12.6 million.

The Boca site was designed to provide for possible future expansion. Significant petroleum discoveries have been made in the Puerto Escondido, Yumuri and Canasi oil fields which are in the vicinity of the Boca site. Discussions among Powerco, UNE and CUPET have been held regarding the possible expansion of the Energas Boca facilities. The expansion of the Boca facility is subject to the establishment of sufficient gas reserves, acceptable power off-take agreements and obtaining requisite financing on acceptable terms.

Gas Reserves

The Corporation's ability to recover its investment in the Varadero and Boca de Jaruco facilities and its ability to derive a continuing return from its interest in Energas are dependent, among other things, on the gas reserves in the vicinity of the Varadero and Boca oil fields. Based on reserve reports commissioned by Sherritt Power, as of April 1, 2002 the estimated gas reserves in the Varadero reservoir comprise approximately 102,025 mmcf total proved, 175,180 mmcf proved plus probable additional and 343,774 mmcf total proved plus probable additional plus possible reserves. In the case of the Boca facility, as of the same date, gas reserves from the Boca and vicinity reservoirs comprise a total of 38,273 mmcf total proved, 85,284 total proved plus probable additional and 194,174 mmcf of total proved plus probable additional plus possible reserves.

Based on the proved plus probable plus possible reserves, the reserve report indicates that there are sufficient natural gas reserves in place to operate the Varadero plant at an assumed rate of 50 mmcf/d and the Boca plant at an assumed rate of 12 mmcf/d for the remainder of the 20 year term of Energas.

The Corporation, however, has no control over the rate at which the oil and natural gas in the oil fields in the regional vicinity of the Varadero and Boca de Jaruco plants will be extracted. CUPET controls this extraction and is obligated only to provide to Energas all natural gas produced at the Varadero and Boca oil fields, subject to specified daily maximums, but with no minimum supply obligations. The Corporation believes, however, that the current levels of demand for electricity in Cuba provide a sufficiently strong economic incentive in the current environment to ensure that sufficient gas reserves are provided in order to optimize the production of electricity from the Energas facilities.

COMMUNICATIONS

In February 1998, SI Communications, a wholly-owned subsidiary of the Corporation, purchased a 37.5% (subsequently increased to 40% in 2000) indirect interest in Cubacel. Cubacel was formed in December 1991 as a 50-50 joint venture between the Ministry of Information Technology and Communications (formerly the Ministry of Communications) of the Government of Cuba and private investors. Cubacel is the sole provider of cellular communications within the 800 MHz band throughout Cuba. SI Communications holds 80% of a corporation whose primary asset is 50% of the outstanding common shares of Cubacel, giving the Corporation indirect control of the company which operates Cubacel. Cubacel's concession is for a period of 20 years from the date of institution of service in each region, subject to further extensions from the Ministry of Information Technology and Communications.

In 2002, Cubacel's revenue decreased by 1% to $17.5 million, reflecting a 134% increase in the year-over-year number of subscribers, offset by a 31% decrease in average monthly revenue to U.S.$189 per subscriber from U.S.$273 in 2001.

OTHER INVESTMENTS

Other assets of Sherritt International include investments in Australia and in certain Cuban businesses in the hotel and agriculture sectors.

Investment in Anaconda

Sherritt International holds 40,947,367 ordinary shares of Anaconda which owns a 60% indirect interest in the Murrin Murrin nickel/cobalt project in West Australia. In 2001, Sherritt wrote down this investment by $23.4 million ($18.8 million after tax). During the third quarter of 2002, this investment was written down by a further $37.0 million ($29.8 million after tax). This investment had a book value of $6.4 million and a market value of $4.6 million as at December 31, 2002. Under Canadian GAAP, this investment is valued at cost less any write-down for estimated non-temporary impairment in value. Sherritt continues to review the long-term net carrying value of this investment on quarterly basis. See Subsection 2.1 "Three-Year History".

Soybean Based Food Processing

Sherritt International holds a 49% indirect interest in Procesadora de Soya, S.A., a Cuba-based joint venture, that has constructed a 500 tonne per day soybean processing plant in Cuba. The plant is located in Santiago de Cuba and produces soy based crude oil, soy meal, flour and vegetable protein for sale into the domestic and export markets. The plant was commissioned in April 2001. During 2002, 85,000 tonnes of soybeans were processed.

Agriculture

The Corporation holds a 50% indirect interest in a fruit and vegetable joint venture with an agency of the Government of Cuba, which operates under the trade name of "Sherritt Green". The operation is located on 200 hectares of land in the province of Matanzas.

Hotels

Sherritt International holds a 25% indirect interest in the concession for the Las Américas luxury beach front hotel and bungalow complex, located on the Hicacos peninsula in the Varadero resort area of Cuba. The hotel opened for business in 1994. The operations of the hotel complex are conducted by a third party, pursuant to a management contract.

The Corporation holds a 12.5% indirect interest in the concession for the hotel Mélia Habana, a five-star hotel located on oceanfront property in the Miramar district of Havana. The hotel, which provides special amenities for business travelers, commenced operations in 1998. The operations of the hotel are conducted by a third party, pursuant to a management contract.

ENVIRONMENT

General

The Corporation's board of directors has an environmental. health and occupational safety committee which has a mandate to review environmental, health and safety policies and programs, oversee the Corporation's related performance and monitor current and future regulatory issues. The Corporation believes that it is in material compliance with all applicable environmental legislation. Reference is made to "Environment, Health and Safety" on page 32 of Sherritt International's 2002 Annual Report, which information is incorporated herein by reference.

The Corporation has estimated its future liability for abandonment and site restoration and has been accruing for this liability appropriately for each business in accordance with generally accepted accounting principles. The provisions for site restoration and abandonment for the year ended December 31, 2002 are set out in note 9 to the consolidated financial statements on page 47 of the 2002 Annual Report, which information is incorporated herein by reference.

Coal

Canada

The coal mining industry is subject to extensive regulation by federal, provincial and local authorities as to matters including:

- employee health and safety;
- air quality;
- water quality and availability;
- the protection and enhancement of the environment (including the protection of plants and wildlife);
- land-use zoning;
- development approvals;
- the generation, handling, use, storage, transportation, release, disposal and clean-up of regulated materials, including wastes; and
- the reclamation and restoration of mining properties after mining is completed.

Mining operations are regulated primarily by provincial legislation, although Luscar and SCAI must also comply with applicable federal legislation and local by-laws. A breach of environmental legislation may result in the imposition of fines, other penalties and clean-up orders, which could potentially have a material adverse effect on operations.

Each of the provinces in which Luscar operates has stringent environmental legislation and requirements. These laws require approval of many aspects of coal mining operations. The construction, development and operation of a mine entails compliance with applicable environmental legislation and obtaining land use and other permits, licences and similar approvals from various governmental authorities, which may involve costly and time consuming environmental impact assessments. In addition, legislation requires that mined out sites be abandoned and reclaimed to the satisfaction of provincial authorities. Luscar does not anticipate significant approval, issuance or renewal problems for its required licences and permits, but cannot give any assurance that its licences and permits will be renewed or granted in the future or that delays in obtaining or failure to obtain approvals will not adversely affect operations.

Provincial Environmental Legislation

Mining operations span three provinces: British Columbia, Alberta and Saskatchewan. In general, all three provinces have similar environmental legislation. All three provinces have requirements for environmental impact assessments of new projects or major expansions. These assessments typically involve extensive stakeholder consultation, including public advertising and input. Provincial jurisdiction extends from the opening of a mine to its operations and closure. Each province also has its own legislation with respect to heritage and cultural resources, the handling and transportation of dangerous goods and site remediation and reclamation.

In Alberta, the *Environmental Protection and Enhancement Act* ("EPEA") establishes stringent environmental requirements relating to emissions, clean-up, reclamation, conservation and disclosure. Alberta's EPEA also governs the conduct of environmental impact assessments of new projects, existing operations and mine closures. Operating licences for up to ten years are issued under the EPEA for virtually all aspects of mining operations. *The Coal Conservation Act*, which is administered by the Energy Resources Conservation Board, is the regulatory instrument that governs coal mining operations. The use and protection of water are governed by the *Water Act*.

The Province of Alberta has recently proposed the *Climate Change and Emissions Management Act* ("Bill 37"). If passed, Bill 37 would establish a framework for management of greenhouse gases in the Province of Alberta. Bill 37 contemplates regulations regarding emissions offsets and targets for emissions reductions of specified gases, for different sectors of the Alberta economy. Bill 37 proposes sectoral agreements with industry, which may include minimum energy efficiency levels and maximum levels of emissions of specified gases per unit of energy input or output.

The Alberta government requires security bonding to be posted for mine reclamation obligations based upon estimated costs to reclaim disturbed lands. This obligation for security is satisfied by way of letters of credit provided by Canadian banks.

In Saskatchewan, environmental matters relating to mining operations are governed primarily by the *Environmental Management and Protection Act* (the "EMPA") and the Mineral Industry Environmental Protection Regulation made thereunder. Under the EMPA and its regulations, permits and approvals are required for any facility or operation which discharges a pollutant into the environment. Approvals, typically issued for a one-year term, are routinely renewed each year although there is no guarantee that this will not change. A development in Saskatchewan may be subject to review under Saskatchewan's *Environmental Assessment Act*. The *Clean Air Act* regulates air quality, including emissions into the atmosphere, while the *Water Corporation Act* regulates the use of water. The EMPA also regulates the decommissioning, abandonment and reclamation of a mine or operation. The Saskatchewan government has recently legislated a reclamation bonding system similar to the system in Alberta which it is in the process of implementing and with which Luscar and SCAI will be required to comply.

In British Columbia the primary legislation for the protection of the environment is the *Waste Management Act*, including regulations made thereunder. A project may be subject to review under British Columbia's *Environmental Assessment Act*. Operating approvals are issued under a number of Acts, including the *Mines Act*, the *Waste Management Act*, the *Water Act*, the *Coal Act*, the *Land Act* and the *Forest Act*. Approvals are typically issued for the life of a specific mine, pit or mining block, and include requirements to submit updated reclamation information. The British Columbia government has a reclamation bonding system similar to that of Alberta and with which Luscar and SCAI comply through posting letters of credit provided by Canadian banks.

Federal Environmental Legislation

Coal mining frequently involves crossing, impounding, diverting and using surface waters. Such activities can require approval under federal legislation, such as the federal *Fisheries Act* for the construction of a project that may result in the harmful alteration of fish habitat or the *Navigable Waters Protection Act* if the water course is navigable by watercraft.

Other federal legislation that Luscar and SCAI must comply with includes the federal *Environmental Protection Act 1999*, which generally regulates the use, importing, storage and interprovincial or international transport of certain restricted and prohibited substances. The federal *Fisheries Act* prohibits the alteration or destruction of fish habitat, and prohibits the deposit of any substance that may be harmful into water that may be inhabited by fish.

The federal *Environmental Assessment Act* ("CEAA") requires that an environmental impact assessment be conducted with respect to certain proposed projects. Projects that are subject to CEAA include federally financed projects, projects requiring the disposition of federal lands and projects requiring prescribed federal regulatory actions, such as federal approvals. The CEAA may apply to some of Luscar's and SCAI's proposed projects, which, for example, may impact fish habitat or navigable waters.

Although approvals under the federal *Migratory Birds Convention Act* are not required, penalties under this statute can be imposed if activities result in harm to migratory birds. New federal legislation relating to the protection of endangered species is pending which could impact on Luscar's and SCAI's ability to develop new mines, to mine in certain areas or could require added expenses to preserve or enhance habitat for endangered species.

Municipal By-laws

Luscar and SCAI are also subject to local laws, including by-laws passed by local municipalities relating to local land use, rural road closures, storm run-off and nuisance situations, such as dust and weed controls.

Air Quality and Climate Change

The burning of coal results in the production of various combustion products including sulphur, nitrogen and carbon compounds. Public and government concern over the addition of these materials to the atmosphere may restrict the burning of coal or may cause coal consumers to control the emission of these compounds through investments in control technologies. Canada, as a party to the United Nations Framework Convention on Climate Change (the "Convention") and the subsequent implementation protocol that was adopted in 1997 (known as the Kyoto Protocol), has stated its intention to reduce overall greenhouse gas emissions to 94% of 1990 levels by no later than 2012. One of the greenhouse gases of concern is carbon dioxide which is produced from the burning of fossil fuels including coal. Many other countries are also a party to the Convention and the Kyoto Protocol and have similar intentions to limit greenhouse gas emissions. In July 2001, an agreement was reached in Bonn, Germany among approximately 180 countries, which potentially will lead to ratification of the Kyoto Protocol by several countries. In December 2002, the Government of Canada ratified the Kyoto Protocol. With respect to the coal business, existing customers produce a significant amount of electricity for regions they serve, and it is expected they will continue to operate due to the ongoing and increasing demand for electricity. If the power plants which Luscar supplies are subjected to any potential requirement to reduce carbon dioxide emissions, then its customers may seek to reduce the amount of coal consumed, introduce new technology that would allow for reduction of carbon dioxide emissions, engage in programs that would permit continued use of coal by paying for the right to do so or reduce carbon dioxide emissions in other areas of their businesses. Any reduction of Luscar's customers' use of coal, and any restrictions on the burning of coal, will negatively impact Luscar's ability to extend existing contracts or to grow through new coal sales.

Luscar has been a member of the Voluntary Challenge Registry ("VCR") since its inception. VCR is a voluntary program to report accomplishments in greenhouse gas reductions. Since 1999, Luscar has attained gold level reporting status and has received awards from VCR for leadership in the mining sector.

Environmental Management and Compliance

Luscar is committed to meeting its responsibilities to protect the environment wherever it operates and it anticipates making increased capital and other expenditures as a result of the increasingly stringent environmental protection legislation.

Luscar has established a comprehensive environmental management program directed at environmental protection. The program consists of an environmental policy, codes of practice, regular audits, the integration of environmental procedures with operating procedures, employee training and emergency prevention and response procedures. As the operator of SCAI's assets, Luscar will apply the same environmental management program to the Genesee, Highvale and Whitewood operations.

Luscar believes that it is in material compliance with all applicable environmental legislation. Luscar endeavours to conduct mining operations in compliance with all applicable federal, provincial and local laws, including approvals obtained under those laws. Given the nature of the extensive and comprehensive regulatory requirements, violations during mining operations inevitably occur from time to time. Luscar has been cited for few environmental violations, and it has not incurred any violations which have had a material adverse effect on the environment, its ability to continue any operation or on its financial condition.

Luscar believe that all approvals currently required to conduct its current mining operations have been obtained. Luscar may be required to prepare and present to federal, provincial or local authorities data relating to the impact that a proposed development or existing coal mine may have on the environment. Such requirements could prove costly and time-consuming and could delay commencing and continuing exploration or production operations.

Future legislation and administrative regulations may further emphasize the protection and enhancement of the environment and as a consequence, Luscar's activities may be even more closely regulated. Such legislation and changes to legislation, as well as future interpretations of laws and increased enforcement, may require substantial increases in Luscar's equipment and operating costs and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

Health and Safety

Like environmental matters, the provinces have primary jurisdiction over health and safety matters at coal mines. The provinces either enforce federal standards, or they have established their own equivalent legislation governing safe work practices, both generally and specifically with respect to mines. Luscar carries out extensive health and safety training programs in an attempt to provide a safe work place for its employees. In addition, all mines have emergency response crews that are trained in advanced first aid and in responding to emergency rescue situations.

Aboriginal Rights

Canadian courts have recognized that aboriginal peoples may continue to have unenforced rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with those rights. These rights may vary from limited rights of use for traditional purposes to a right of aboriginal title and will depend upon, among other things, the nature and extent of prior aboriginal use and occupation. The courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights claims through negotiation of treaties.

In British Columbia, few treaties exist with aboriginal peoples. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for at least one aboriginal people. Under the British Columbia Treaty Commission, each aboriginal people files a statement of intent to negotiate, identifying the territory in which they historically lived and carried out traditional activities.

It is not possible to predict with certainty the impact which aboriginal rights claims or future treaties that deal with these rights may have on resource development or Luscar's ability to develop new or further develop existing properties in British Columbia.

In Alberta and Saskatchewan there are many treaties in place, and aboriginal rights and claims therefore have less impact on resource development since such claims are subject to the terms of those treaties.

Canadian Electric Utility Industry

The electric utility industry is subject to extensive regulation regarding the environmental impact of electricity generation activities. New legislation or regulations could be adopted that may have a significant impact on coal mining operations or the ability of coal customers to use coal. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of new coal mines or the operation of existing coal mines, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, Luscar must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.

Metals

Canada

Operations at the Fort Saskatchewan site are subject to extensive provincial and federal environmental statutes and regulations, including those relating to air emissions, ground water, wastewater discharges and the handling and disposal of hazardous substances and wastes. Sherritt International believes that the Fort Saskatchewan facilities are in compliance with such statutes and regulations.

The Fort Saskatchewan site was in substantial compliance with Alberta Environment (formerly Alberta Environmental Protection) effluent limits in 2002. Provisions were made by the Corporation's predecessor to cover future site restoration.

The Corporation's facilities at the Fort Saskatchewan site are operated based on approvals granted to Sherritt International under the *Environmental Protection and Enhancement Act* (Alberta). The Corporation was granted an operating approval in March 1998, expiring in 2008. The approval is separate from those of the predecessor company and other companies at the Fort Saskatchewan site. Sherritt International's environmental management systems continue to be coordinated with these other companies, and cooperation will continue on a number of environmental matters between the companies pursuant to an Environmental Management Agreement executed on October 31, 1996.

In 1999, the Corporation entered into an agreement with the City of Fort Saskatchewan ("City"), pursuant to which the City agreed, commencing January 2000, to receive liquid effluent originating from the Fort Saskatchewan site. The liquid effluent is transported to, and treated at facilities operated by the Alberta Capital Region Waste Water Commission, of which the City, as a municipality, is a member.

The Corporation's predecessor company retains full responsibility for damages arising from any claims relating to the operations of the CRC refinery facilities prior to December 1, 1994, whether arising from latent or identified conditions, including all health-related claims and all matters related to any required remediation of environmental damage done prior thereto. The Corporation's predecessor company also retains similar responsibility for claims related to the fertilizers operations prior to November 1, 1996.

The Corporation has assumed its predecessor company's obligations to GNC in respect of environmental indemnities, but has also received indemnification from its predecessor company to the same extent, with respect to matters occurring prior to the Corporation's commencement of operations in November, 1995.

The federal government is developing legislation to support the Kyoto protocol, which has been ratified in Canada but has not yet received the necessary international commitments for implementation to proceed. The Alberta provincial legislation, Bill 37, is expected to be reintroduced in the spring of 2003, establishing a framework for the management and reduction of greenhouse gases specific to the Province of Alberta. See "Environment", "Coal", "Provincial Legislation". In preparation for both federal and provincial legislation directed at the management and reduction of greenhouse gases, the Corporation completed a baseline inventory of all greenhouse gas emissions from the Fort Saskatchewan site.

Cuba

Environmental regulations in Cuba relating to mining operations are generally consistent with internationally accepted standards. Conditions and practices not in compliance with such regulations that impact adversely upon the environment exist at Moa Nickel's mining operations. As a result of the decrees of the Executive Committee of the Council of Ministers of the Republic of Cuba, Moa Nickel has been granted until December 1, 2004 to comply with any existing or new environmental laws in force in Cuba up until that time. Moa Nickel has instituted environmental initiatives since 1994 as part of a program which has been developed to meet environmental requirements.

Sherritt International and Moa Nickel have been indemnified by GNC with respect to a number of environmental matters. Damage arising from claims concerning identified or latent conditions relating to the operations of Moa Nickel facilities at or prior to the formation of the Metals Enterprise, including all health-related claims, and all matters related to any required remediation of environmental damage done prior to the formation of the Metals Enterprise, are subject to complete indemnification by GNC. In addition, GNC is obligated to indemnify Sherritt International and Moa Nickel against environmental damages arising out of Moa Nickel's continuing operations at the Moa Nickel facilities, whether in accordance with the practices in place at the time of the formation of the Metals Enterprise or as modified in the normal course of operations.

No assurance can be given that environmental issues relating to the Metals Enterprise or the Corporation's facilities will not result in costs or losses that will be material to Sherritt International or will impair the ability of the Metals Enterprise or Sherritt International to obtain financing on acceptable terms.

Oil and Gas

Sherritt Oil and Gas conducts its operations in Cuba according to safety standards and practices established by the Government of Alberta. Oil and gas operations in Cuba are typically conducted in producing areas where hydrogen sulphide gas is naturally associated with crude oil. Proper safety equipment is provided and employees are trained in working in environments where hydrogen sulphide gas may be present. A Cuban environmental agency conducts a quarterly air quality-monitoring program in the operating area. Prevention of the escape of hydrogen sulphide gas to the atmosphere is an ongoing focus of environmental protection programs. These programs monitor the levels of carbon dioxide, nitrous oxide, sulphur dioxide and hydrogen sulphide in and around producing areas. Except for hydrogen sulphide in the Canasi area, all measured concentrations were below Cuban published standards. All measured concentrations of emissions are below established Cuban standards, except for hydrogen sulphide emissions in the Canasi area which will be virtually eliminated when the crude oil treatment and gas gathering facilities in the Canasi oilfield are completed in the fourth quarter of 2003. The completion of the crude oil treatment and gas gathering facilities in the Yumuri oilfield during 2003 will result in further reductions of emissions from oil and gas operations.

Electricity

The gas processing facilities at the Varadero and Boca sites recover impurities in the raw gas collected from the Varadero and Boca oil fields. Prior to the commissioning of these facilities the raw gas was flared.

The Varadero and Boca sites are subject to regulation under Cuban environmental laws. The areas in the vicinity of these sites have been used for the development and production of petroleum and natural gas for more than 25 years; accordingly, there can be no assurance that the sites are free from environmental contamination. However, since Energas is a holder of surface rights only for a limited period of time, Sherritt Power has received confirmation from the Cuban government agency with jurisdiction over environmental matters that Energas has no liability under Cuban law for pre-existing contamination at the Varadero or Boca sites.

In 2002, Energas undertook a gas conservation project with CUPET, which operates the oil battery facility adjacent to the Varadero site. The objective of this project is to eliminate detrimental corrosion occurring at the plant as a result of H_2S and SO_2 emissions which have been determined to be emanating from the CUPET battery. An amine plant is being assembled at the Varadero site to provide sweet gas to CUPET to replace the combustion of crude oil, which will significantly reduce the SO_2 from the exhaust gases off the CUPET boilers. Completion is expected to occur by mid-May 2003.

EMPLOYEES

At December 31, 2002, the number of people employed directly by the Corporation, its respective subsidiaries and affiliates was approximately 635. Sherritt International contracted the services of approximately 290 employees to Metals Enterprise operations located almost entirely in Canada. In addition, the Metals Enterprise contracted the services of approximately 1,060 employees of GNC at Moa. Sherritt International's fertilizers operations employed approximately 65 people in Canada. Sherritt International's engineering and metallurgical technologies workforce numbered approximately 60, the majority of whom were based in Fort Saskatchewan, Alberta.

The Corporation engaged the services of approximately 105 employees in its oil and gas business. The workforce is comprised of a small number of employees located in each of Spain, Cuba and Canada. The Cuban oil and gas operations are supported by Cuban nationals whose services are provided through various Cuban government organizations.

Sherritt Power has 40 employees engaged in managerial and operations positions. Energas employs approximately 72 people.

Procesadora de Soya, S.A. employs 140 people.

Cubacel employs approximately 200 people.

Luscar has 2,365 employees engaged in operations and management. The workforce is located in Alberta, Saskatchewan and British Columbia

RISKS

Reference is made to information contained under the headings "Risk Management" of Management's Discussion and Analysis on pages 30 through 34 of Sherritt International's 2002 Annual Report, which information is incorporated herein by reference.

ITEM 4

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Consolidated Financial Information

The following tables set out selected consolidated financial information for the years indicated:

Consolidated Financial Information

	2002	2001	2000
	(millions of dollars, except per share amounts)		
Revenue	806.4	636.6	480.4
Net earnings	60.4	51.6	115.6
Earnings per share			
Basic	0.38	0.34	1.38
Diluted(1)	0.36	0.33	0.84
Total assets at end of period	2,025.5	1,998.4	1,341.7
Long-term debt	255.3	260.9	—
Total shareholders' equity at end of period	1,354.3	1,316.9	1,208.1

Note:

(1) Total shareholders' equity included $600 million (2001 — $600 million; 2000 — $600 million) 6% convertible unsecured subordinated debentures, net of issue costs less applicable tax relief. Subject to regulatory approval, the Corporation may, at its option, satisfy the obligation to pay interest on the debentures or repay the principal amount of the debentures on redemption or at maturity in restricted voting shares. Accordingly, the debentures have been classified as shareholders' equity.

Selected 2002 Quarterly Financial Information

	4th	3rd	2nd	1st
	(millions of dollars, except per share amounts)			
Revenue	199.4	205.2	217.6	184.2
Net earnings (loss)	14.6	(1.1)	24.6	22.4
Earnings (loss) per share(1)				
Basic	0.09	(0.07)	0.19	0.17
Diluted	0.09	(0.07)	0.15	0.13

Note:

(1) Fully diluted earnings per share is not appropriate for the third and fourth quarters of 2002, as the assumed conversion of the 6% convertible unsecured subordinated debentures and stock options would not be dilutive.

Selected 2001 Quarterly Financial Information

	4th	3rd	2nd	1st
	(millions of dollars, except per share amounts)			
Revenue	$189.0	$186.8	$161.7	$99.2
Net earnings	(9.2)	23.5	15.0	22.3
Earnings (loss) per share[(1)]				
Basic	(0.15)	0.18	0.11	0.23
Diluted	(0.15)	0.14	0.10	0.16

Note:

(1) Fully diluted earnings per share is not appropriate for the fourth quarter of 2001, as the assumed conversion of the 6% convertible unsecured subordinated debentures and stock options would not be dilutive.

Dividends

A dividend of $0.10 for each restricted voting share was declared and paid in the first and second quarter of 2001 and $0.05 in the third quarter of 2001; the reduction in the third quarter reflecting the decline in the Corporation's earnings due to deteriorating commodity prices. In November 2001, Sherritt International announced that due to the impact on the Corporation's earnings of the decline in the prices of oil, nickel and cobalt, as well as the uncertain outlook for these commodities, the Board of Directors decided to discontinue payment of a quarterly dividend and to retain earnings to fund the growth of its business. The decision to pay dividends rests with the Board of Directors of the Corporation, exercising its discretion from time to time, and may change as business conditions warrant.

ITEM 5

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to Management's Discussion and Analysis on pages 7 through 34 of Sherritt International Corporation's 2002 Annual Report, which is incorporated herein by reference.

ITEM 6

MARKET FOR SECURITIES

The securities of Sherritt International are listed and posted for trading on the Toronto Stock Exchange under the following symbols:

Security	Symbol
Restricted Voting Shares	S
6% Convertible Unsecured Subordinated Debentures	S.DB

ITEM 7

DIRECTORS AND OFFICERS

The following table sets forth as at March 31, 2003, the names, municipality of residence and principal occupation of the directors of the Corporation, the period of service as a director of the Corporation and the number of securities beneficially owned, directly or indirectly, or over which control or direction is exercised.

Name and Municipality of Residence	Principal Occupation at Present	Director Since	Securities Held
Ian W. Delaney[6] .... Toronto, Canada	Chairman of the Corporation	October, 1995	100 multiple voting shares, 2,116,951 restricted voting shares, $400,000 of 6% Debentures
Dennis G. Maschmeyer .... Bruderheim, Alberta	President and Chief Executive Officer	February, 2002	1,825 restricted voting shares
Daniel P. Owen[1][2][3][4][5] .... Toronto, Canada	Chairman of Molin Holdings Limited	November, 1995	1,277,975 restricted voting shares
Rupert Pennant-Rea[1][2][3][4] ..... London, England	Chairman of The Stationery Office Holdings Ltd.	November, 1995	2,391 restricted voting shares
Sir Patrick Sheehy[1][2][4][5]....... London, England	Chairman of Perpetual Income and Growth Investment Trust plc	November, 1995	6,207 restricted voting shares

Notes:

The information as to securities beneficially owned or over which the foregoing directors exercise control or direction not being within the knowledge of the Corporation, has been furnished by the respective directors individually as at March 31, 2003.

(1) Messrs. Owen, Pennant-Rea and Sir Patrick Sheehy are members of the Audit Committee.

(2) Messrs. Owen, Pennant-Rea and Sir Patrick Sheehy are members of the Nominating Committee.

(3) Messrs. Owen and Pennant-Rea are members of the Environmental, Health and Safety Committee.

(4) Messrs. Owen, Pennant-Rea and Sir Patrick Sheehy are members of the Compensation Committee.

(5) Mr. Owen and Sir Patrick Sheehy are members of the Reserve Committee.

(6) Mr. Delaney is an *ex officio* member of all committees without a vote.

Directors are elected until the next annual meeting of the shareholders of the Corporation.

The following sets out as at March 31, 2003 the principal occupations of the directors for the past five years:

Ian W. Delaney has served as a director of the Corporation since October 1995 and as Chairman of the Corporation since November 1995.

Dennis G. Maschmeyer has served as President and Chief Executive Officer of the Corporation since December 2001. From March 1995 until December 2001 he served as Senior Vice President, Metals Operations of the Corporation.

Daniel P. Owen has served as a director of the Corporation since November 1995. He is Chairman of Molin Holdings Limited, an investment management company.

Rupert Pennant-Rea has served as a director of the Corporation since November 1995. He is Chairman of the Board of The Stationery Office Holdings Ltd., a publisher and printer.

Sir Patrick Sheehy has served as a director of the Corporation since November 1995. Since 1996 he has been Chairman of Perpetual Income & Growth Investment Trust plc. Prior to 2001, he served as Chairman of Marlborough Underwriting Agency Ltd.

The following table sets forth as at March 31, 2003 the names, municipality of residence and office of the officers of the Corporation.

Name and Municipality of Residence (Canada)	Office with the Corporation
Ian W. Delaney Toronto, Ontario	Chairman of the Board
Dennis G. Maschmeyer Bruderheim, Alberta	President and Chief Executive Officer
Patrice Merrin Best Toronto, Ontario	Executive Vice President and Chief Operating Officer
Samuel W. Ingram Toronto, Ontario	Senior Vice President, General Counsel and Corporate Secretary
Barry L. Hatt Calgary, Alberta	Senior Vice President, Oil and Gas
Jowdat Waheed Toronto, Ontario	Senior Vice President, Finance and Chief Financial Officer
Michael Chalkley St. Albert, Alberta	Senior Vice President, Metals Operations
Robert Danelesko Toronto, Ontario	Vice President, Business Development
Subhash Karkhanis Edmonton, Alberta	Vice President, Metals Production
Robb LaBranche Fort Saskatchewan, Alberta	Vice President, Communications
Ernest Lalonde Toronto, Ontario	Vice President, Investor Relations and Corporate Affairs
Brian McClelland St. Albert, Alberta	Vice President, Human Resources
Guy Bentinck Toronto, Ontario	Controller
Robert Reid Markham, Ontario	Treasurer

The following sets out as at March 31, 2003, the principal occupations of the officers (other than Messrs. Delaney and Maschmeyer, in respect of whom information is provided above) for the past five years:

Patrice Merrin Best was appointed Executive Vice President and Chief Operating Officer in November of 1999. Between December 1996 and November 1999, Ms. Merrin Best served as Senior Vice President, Corporate Office.

Samuel W. Ingram has served as Senior Vice President, General Counsel and Corporate Secretary of the Corporation since November 1995.

Barry L. Hatt has served as Senior Vice President, Oil and Gas of the Corporation since September 2000, and as Vice President, Oil and Gas between November 1996 and September 2000.

Jowdat Waheed has held the position of Senior Vice President and Chief Financial Officer of the Corporation since May 2000. From 1998 until March 28, 2003, Mr. Waheed also served as President and Chief Executive Officer of Sherritt Power. Prior to May 2000, he also served in the Office of the Chairman of the Corporation.

Michael Chalkley has served as Senior Vice President, Metals Operations of the Corporation since December 2001. Prior thereto he served as Vice President, Technologies of the Corporation from November 1997.

Robert Danelesko has served as Vice President, Business Development of the Corporation since February 1997.

Subhash Karkhanis has served as Vice President, Metals Production of the Corporation since December 1998. Prior to that he was Manager of Maintenance at the Fort Saskatchewan operations from March 1988.

Robb LaBranche has served as Vice President, Communications since November 2002. From May 1999 to November 2002, he served as Chief Internal Auditor of the Corporation and its affiliates. Prior to May 1999 he held the position of Organizational Effectiveness Consultant.

Ernest Lalonde was appointed Vice President, Investor Relations and Corporate Affairs of the Corporation in January 2002. From 1996 to 2002 he served as Director, Investor Relations and Treasurer of Luscar Ltd. and Luscar Coal Income Fund.

Brian McClelland has served as Vice President, Human Resources since September 2000. Prior to that he was General Manager, Human Resources, of the Corporation.

Guy Bentinck has served as Controller of the Corporation since June 1997.

Robert Reid was appointed Treasurer in September 2001. During the previous five years he served as Finance Manager of the Corporation.

The percentage of restricted voting shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and senior officers of the Corporation as a group, as at March 31, 2003, was approximately 3.4%. In addition, Mr. Delaney holds 100% of the multiple voting shares of the Corporation.

ITEM 8

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation's Management Information Circular for its annual and special meeting of shareholders to be held May 22, 2003. Additional financial information is contained in the Corporation's financial statements for its most recently completed fiscal year.

The Corporation undertakes, upon request to the Corporate Secretary, to provide any person, when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus that has been filed in respect of a distribution of its securities:

(i) one copy of the Corporation's Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the Corporation's comparative financial statements for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Corporation's Information Circular in respect of its most recent annual meeting of shareholders; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above;

or, at any other time, subject to payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation, one copy of any document referred to in (i), (ii) or (iii) above.

sherritt

QUEBECOR MERRILL
CANADA INC
Printed In Canada

EXHIBIT 2



CONTENTS

Management's Report

Management is responsible for the preparation of the accompanying consolidated financial statements of the Corporation in accordance with Canadian generally accepted accounting principles, and for its discussion and analysis of results and financial condition, which information is consistent with the financial statements. Systems of internal control are maintained by the Corporation to provide reasonable assurance of the completeness and accuracy of the financial information. These systems include the delegation of authority and segregation of responsibilities among qualified personnel in accordance with operating and financial policies and procedures. The Board of Directors appoints an audit committee, which meets with representatives of the Corporation's financial personnel and the Corporation's independent auditors. The committee reviews the Corporation's accounting policies and the scope and the results of the independent auditors' examination of the Corporation's financial statements. The Corporation also has an internal audit function that evaluates and formally reports to management and the audit committee on the adequacy and effectiveness of internal controls. The independent auditors, who are appointed by the shareholders, examine and report on the financial statements of the Corporation in accordance with Canadian generally accepted auditing standards. The auditors' report to the shareholders of the Corporation is set out below. The accompanying consolidated financial statements have been reviewed and approved by the Board of Directors and the audit committee.

Dennis G. Maschmeyer
President and Chief Executive Officer

Jowdat Waheed
Senior Vice President, Finance and
Chief Financial Officer

February 27, 2003

Auditors' Report

To the Shareholders of Sherritt International Corporation:

We have audited the consolidated balance sheets of Sherritt International Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings and cash flow for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Toronto, Canada
February 27, 2003

Consolidated Balance Sheets

as at December 31

(thousands of Canadian dollars)	2002	2001
ASSETS		
Current assets		
Cash and short-term investments	$ 192,958	$ 124,078
Restricted cash	17,627	23,829
Advances and loans receivable (note 7)	38,495	42,181
Accounts receivable	251,402	257,614
Inventories (note 4)	112,989	97,454
Overburden removal costs	14,702	14,113
Prepaid expenses	7,935	9,402
Future income taxes	4,704	1,954
	640,812	570,625
Capital assets (note 5)	1,124,312	1,139,007
Investments (note 6)	99,525	143,407
Future income taxes	38,151	27,736
Other assets (note 7)	122,688	117,639
	$ 2,025,488	$ 1,998,414
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt (note 18)	$ 32,101	$ 36,027
Accounts payable and accrued liabilities	130,935	103,097
Current portion of long-term debt (note 10)	12,536	1,607
Site restoration and abandonment (note 9)	8,696	10,501
Future income taxes	1,667	1,400
Swaps and forward contracts (note 18)	1,471	2,162
	187,406	154,794
Long-term debt (note 10)	242,726	259,254
Site restoration and abandonment (note 9)	45,151	44,325
Future income taxes	190,862	217,783
Swaps and forward contracts (note 18)	-	1,411
Minority interest	5,059	3,989
	671,204	681,556
Shareholders' equity		
Convertible debentures (note 11)	587,314	587,314
Capital stock (note 12)	450,957	450,716
Contributed surplus (note 13)	199,787	199,787
Retained earnings	116,226	79,041
	1,354,284	1,316,858
	$ 2,025,488	$ 1,998,414

Approved on behalf of the Board — Rupert Pennant-Rea, Director — Daniel P. Owen, Director

Rupert Pennant-Rea Daniel P. Owen

Consolidated Statements of Operations

years ended December 31

(thousands of Canadian dollars except per share amounts)	2002	2001
Revenue	$ 806,398	$ 636,618
Operating, selling, general and administrative expenses	518,896	431,933
Earnings before undernoted items	287,502	204,685
Depletion and amortization	144,523	118,768
Write-down of investment (note 6)	37,000	23,441
Amortization of goodwill	–	1,357
Provision for site restoration and abandonment (note 9)	9,717	7,462
Share of loss of equity investments	2,016	679
Net financing expense (income) (note 15)	8,525	(4,437)
Minority interest	1,070	1,124
Earnings before income taxes	84,651	56,291
Income taxes (note 16)		
Current	28,413	5,379
Future	(4,211)	(683)
	24,202	4,696
Net earnings	$ 60,449	$ 51,595
Earnings per restricted voting share (note 12)		
Basic	$ 0.38	$ 0.34
Diluted	0.36	0.33

Consolidated Statements of Retained Earnings

years ended December 31

(thousands of Canadian dollars)	2002	2001
Beginning of year	$ 79,041	$ 71,168
Net earnings	60,449	51,595
Interest on convertible debentures (note 11)	(23,264)	(21,938)
Dividends on restricted voting shares	–	(21,784)
End of year	$ 116,226	$ 79,041

Consolidated Statements of Cash Flow

years ended December 31

(thousands of Canadian dollars)	2002	2001
Operating activities		
Net earnings	$ 60,449	$ 51,595
Items not affecting cash		
Depletion and amortization	144,523	118,768
Write-down of investment	37,000	23,441
Amortization of goodwill	–	1,357
Site restoration and abandonment (note 9)	(979)	(234)
Future income taxes	(4,211)	(683)
Foreign exchange (gains)	(4,884)	(5,364)
Other items	3,197	6,188
Cash provided before working capital changes	235,095	195,068
Decrease (increase) in non-cash working capital and other items		
Accounts receivable	6,212	(35,858)
Inventories	(15,535)	(3,468)
Overburden removal costs	(589)	433
Prepaid expenses	1,467	3,172
Accounts payable and accrued liabilities	27,838	(6,810)
Future income taxes	(20,971)	–
	(1,578)	(42,531)
Cash provided by operating activities	233,517	152,537
Investing activities		
Capital expenditures	(132,047)	(113,567)
Net proceeds from sale of capital assets	7,948	7,848
Acquisition of business (note 17)	–	(136,039)
Investments	3,148	11,255
Restricted cash	6,202	(3,339)
Other assets	(6,447)	(38,299)
Cash used for investing activities	(121,196)	(272,141)
Financing activities		
Short-term indebtedness	(3,926)	(156,821)
Long-term indebtedness	(3,756)	216,558
Convertible debenture interest payments (note 11)	(36,000)	(36,000)
Dividends on restricted voting shares	–	(21,784)
Issue of restricted voting shares	241	876
Cash provided by (used for) financing activities	(43,441)	2,829
Increase (decrease) in net cash	68,880	(116,775)
Net cash at beginning of year	124,078	240,853
Net cash at end of year	$ 192,958	$ 124,078

Net cash consists of cash and short-term investments.

In 2002, the Corporation received interest of $14.2 million (2001 – $20.8 million), paid interest on indebtedness of $32.3 million (2001 – $17.5 million) and paid income taxes of $37.6 million (2001 – $7.0 million).

Notes to Consolidated Financial Statements

(all dollar tabular amounts expressed in thousands of Canadian dollars except per share amounts)

1 Nature of operations

Sherritt International Corporation (the "Corporation") is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. The Corporation, either directly or through subsidiaries, has significant interests in thermal coal production; a vertically-integrated nickel/cobalt metals business; oil and gas exploration, development and production; and electricity generation. The Corporation also has interests in telecommunications, soybean processing, tourism and agriculture.

2 Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles including the following:

(a) Principles of consolidation
The consolidated financial statements include the financial position, results of operations and cash flow of the Corporation, its subsidiaries and its proportionate interest in joint ventures. Other entities which are not controlled but over which the Corporation has the ability to exercise significant influence are accounted for using the equity method of accounting. Investments in which the Corporation does not have significant influence are accounted for using the cost method of accounting.

(b) Accounting changes
During the first quarter of 2002, the Corporation adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation and goodwill and intangible assets.

Under the new accounting policy for stock-based compensation, grants of participation units under the stock-linked compensation plan, which are awards that call for settlement in cash, are accounted for in accordance with the fair-value based methodology, whereby the difference between the market price and the exercise price is included in compensation expense over the period in which the participation units vest. Previously, compensation expense was recognized for stock-linked compensation when participation units vested. No other changes were required and no adjustments were required to opening retained earnings as a result of the adoption of this new accounting policy. Under the new accounting policy for goodwill and intangible assets, the Corporation ceased amortization of goodwill on January 1, 2002 and now tests for impairment on an annual basis. Previously, goodwill was amortized over its estimated useful life of 15 years. This change in policy has been applied prospectively. The Corporation completed the required annual impairment tests during the second quarter of 2002 and concluded that there was no impairment of goodwill.

In the fourth quarter of 2001, the Corporation retroactively adopted the new recommendations of the CICA on foreign currency translation. The new rules require unrealized gains and losses on the translation of long-term monetary assets and liabilities to be included in income. Previously, such gains and losses were deferred and amortized over the life of the respective asset or liability. Retroactive adoption of this policy had no impact on income from previous years.

(c) Revenue recognition
Revenue is recognized upon transfer of title to the customer based on contractual agreements and selling prices. For domestic coal sales to power-generating utilities, this occurs when the coal is delivered to the generating station; for other domestic customers, this occurs when the coal is loaded at the mine. Export coal revenue is generally recognized when the coal has been loaded and the vessel has departed the shipping location. Metals revenue is recognized when the product is shipped from the warehouse or when it arrives at the destination, depending upon the terms of the sales contract. Oil revenue is recognized upon production based on the Corporation's working interest. Monthly fees in the Telecommunications business are recognized on a pro rata basis over the month and service revenue is recognized as the service is provided.

(d) Translation of foreign currencies
The functional currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange with the resultant gains or losses included in income. All of the Corporation's foreign operations are considered integrated and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates of exchange for revenues and expenses, except depletion and amortization which are translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

(e) Inventory valuation
Finished products, raw materials and materials in process are valued at the lower of average production cost and net realizable value. Spare parts and operating materials are valued at the lower of average cost and replacement cost.

(f) Overburden removal costs
In the Coal business, costs incurred for overburden removal related to future coal production are recorded as current assets. Overburden removal costs are charged to earnings at average cost when the coal is produced.

(g) Capital assets
(i) Capitalization
Capital assets are stated at cost, which includes capitalized interest.

In mining operations, costs of exploring for new ore occurrences are charged to earnings in the period in which they are incurred. When it has been established that a mineral property has development potential, which occurs upon completion of a bankable feasibility study detailing proven and probable reserves of the mineral property, the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized. The carrying value of deferred development costs is periodically reviewed using undiscounted cash flows.

In the Oil and Gas business, the Corporation follows the full cost method of accounting, whereby all costs associated with the exploration and development of oil and gas reserves are capitalized in cost centres on a country-by-country basis. These costs include land acquisitions, drilling of productive, non-productive and dry or abandoned wells, geological and geophysical surveys, and overhead expenses related to exploration and development activities. Costs associated with dry or abandoned wells on proved properties in producing cost centres are charged to the full cost pool and subjected to depletion.

Oil and Gas expenditures, net of revenues, incurred in cost centres which are in the pre-production stage of development are capitalized until such time as planned significant operations commence. The recovery of the Corporation's investments in pre-production stage cost centres is subject to finding and producing oil and gas reserves in economic quantities. The Corporation periodically reviews the costs associated with unproved properties and pre-production stage cost centres to determine whether they are likely to be recovered. When costs are not likely to be recovered, an impairment allowance is made.

Proceeds from the disposition of oil and gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such disposition would alter the depletion rate by more than 20%.

(ii) Ceiling test
Under the full cost method of accounting, the net carrying cost of oil and gas properties is limited to an estimated recoverable amount. This amount is the aggregate of future net revenues from the proved reserves and the costs of undeveloped properties less impairment allowances, costs to develop proved undeveloped properties, future general and administrative costs, site restoration and abandonment costs, financing costs, and income taxes. Future net revenues are calculated using current or contracted prices, where applicable. Independent engineers have evaluated estimates of proved developed and undeveloped reserves and related future net revenues and development costs.

(iii) Depletion and amortization
Processing, refining, and other manufacturing facilities are amortized using the straight-line method based on estimated useful lives. Such lives are generally limited to a maximum of 40 years.

Mine reserves are depleted over their estimated reserve life using the unit of production method based on proven and probable reserves that do not require additional capital costs in order to access them. Oil and gas properties and equipment are depleted using the unit of production method for proved properties. Management periodically reviews its estimates of proved reserves and reflects the appropriate adjustments in the depletion calculations.

(h) Site restoration and abandonment costs
Site restoration and abandonment costs are provided for by a systematic charge to earnings when reasonably determinable. Provisions are calculated on an undiscounted basis and are based upon engineering estimates of costs, taking into consideration the anticipated method and extent of remediation consistent with legal requirements, industry practices, current technology and the possible uses of the site.

(i) Intangible assets
The cellular telephone concession is amortized over its estimated useful life of 15 years. Management periodically assesses the value of the cellular telephone concession and goodwill by considering current operating results, trends and prospects.

(j) Financial instruments
Options, futures, swaps and forward exchange contracts may be used to hedge the impact of changes in prices of commodities produced or used or foreign currencies expected to be received or expended. Gains or losses on these financial instruments that are designated as hedges by the Corporation are recorded on settlement of the financial instrument and reported as a component of the related transactions. To the extent that these financial instruments are not designated as hedges, the value of these financial instruments is marked to market with the resulting gains and losses included in income. The Corporation may be exposed to losses if the counterparties to the above contracts fail to perform. The Corporation manages this risk by dealing with financially sound counterparties and by establishing dollar and term limitations for each counterparty.

Cash and short-term investments represent amounts that generally have original maturity dates of three months or less.

Short-term investments are primarily liquid government treasury bills, bankers' acceptances and bearer deposit notes of authorized banks and other appropriately rated commercial paper. Investment guidelines limit investment exposure to any one entity.

(k) Income taxes
The Corporation follows the liability method of accounting for income taxes. Future income taxes reflect the tax effect of differences between the book and tax basis of assets and liabilities.

(l) Stock-based compensation plans
The Corporation has chosen to disclose the impact of accounting for all awards issued under these plans subsequent to January 1, 2002, using the fair value based method described in the notes to the financial statements. The Corporation's stock-based compensation plans are described in note 14. No compensation expense is recognized when stock options are issued under the Employee and Director Stock Option Plan or stock issued under the Employee Share Purchase Plan. Any consideration paid by employees on the exercise of stock options or the purchase of stock is credited to capital stock. Shares issued under the Incentive Savings Plan are included as part of compensation expense. Participation units granted after January 1, 2002 under the stock-linked compensation plan are awards that call for settlement in cash. Compensation expense for these units is recognized over the vesting period, and is determined based on the difference between the market price of the unit and the exercise price at the end of each reporting period. Compensation expense was recognized when the units vested for participation units granted prior to January 1, 2002.

(m) Post-retirement benefits
Certain employees are covered under defined benefit pension plans, which provide pensions based on length of service and final average earnings. These pension plans are accounted for using the projected benefits method prorated on service to account for the cost of defined benefit pension plans. Pension costs are based on management's best estimate of expected plan investment performance, salary escalation and retirement age of employees. The discount rate used to determine the accrued benefit obligation is based on market interest rates as at the measurement date for high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at market-related value. Market related values are calculated using a five-year average value of plan assets. The net actuarial gain (loss) over 10% of the greater of the benefit obligation and the market-related value of plan assets is amortized over the remaining service life of active employees.

(n) Deferred financing costs
Deferred financing costs are included as part of other assets and are amortized over the term of the respective loans.

(o) Estimates
Financial statements prepared in accordance with Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Interest in joint ventures

Joint ventures comprise the Corporation's 50% indirect interest in Luscar Energy Partnership ("Luscar Energy"); a 50% indirect interest in the Metals Enterprise, comprising a mining and processing facility in Moa, Cuba, a metals refinery in Fort Saskatchewan, Alberta and a metals marketing operation; a subsidiary's 40% indirect interest in Teléfonos Celulares de Cuba S.A. ("Cubacel"), a business providing cellular telephone services in Cuba; and a 49% indirect interest in Procesadora de Soya S.A. ("PDS"), a soybean-based food processing facility located in Santiago de Cuba, Cuba.

The Corporation's interest in joint ventures is summarized below:

2002	Coal	Metals	Other	Total
Consolidated Balance Sheets				
Current assets	ü ïîèœìë	ü çîæéð	ü ïëæçè	ü ííêæïí
Long-term assets	êïçœìí	ïéêœìë	íìæêï	èíðœêï
Current liabilities	ëîœëé	íêæìë	ïèœìè	ïðéæëð
Long-term liabilities	ííçœíé	îçœìï	ïïœîë	ìçïæçí
Consolidated Statements of Operations				
Revenue	îçèœëé	ïçèœìè	ïêæëð	ëííæîë
Expenses	îèçœðé	ïéíæçêí	íéœèð	ëðïœëð
Net earnings (loss)	èœëð	ïìœëë	øïœíð÷	ííœëë
Consolidated Statements of Cash Flow				
Cash provided by (used for) operating activities	íìæéë	ëèæêï	øèæïì÷	èðœîí
Cash provided by (used for) investing activities	øïêæîê÷	øïðœìï÷	èçë	øïêæéï÷
Cash provided by (used for) financing activities	øïêæíí÷	P	éæéï	øçœêï÷

2001	Coal	Metals	Other	Total
Consolidated Balance Sheets				
Current assets	$ 132,220	$ 101,304	$ 12,694	$ 246,218
Long-term assets	637,068	165,877	80,650	883,595
Current liabilities	50,353	36,674	12,147	99,174
Long-term liabilities	473,214	27,984	21,714	522,912
Consolidated Statements of Operations				
Revenue	204,450	180,613	25,226	410,289
Expenses	196,053	175,804	25,335	397,192
Net earnings (loss)	8,397	4,809	(109)	13,097
Consolidated Statements of Cash Flow				
Cash provided by operating activities	29,358	33,440	12,509	75,307
Cash used for investing activities	(9,498)	(14,828)	(7,077)	(31,403)
Cash provided by (used for) financing activities	31,780	(8,000)	(3,390)	20,390

4 Inventories

	2002	2001
Raw materials	ü ëœíí	$ 6,662
Materials in process	îéœìë	22,397
Finished product	ìçæéé	39,430
Spare parts and operating materials	îçœëê	28,965
	ü ïïìæèç	$ 97,454

5 Capital assets

2 0 0 2	Cost	Accumulated amortization and depletion	Net book value
Coal	$ 677,025	$ 70,615	$ 606,410
Metals	290,409	99,464	190,945
Oil and Gas	900,435	630,733	269,702
Other	96,846	39,591	57,255
	$ 1,964,715	$ 840,403	$ 1,124,312

2 0 0 1	Cost	Accumulated amortization and depletion	Net book value
Coal	$ 650,432	$ 27,425	$ 623,007
Metals	264,493	76,888	187,605
Oil and Gas	809,321	557,317	252,004
Other	112,556	36,165	76,391
	$ 1,836,802	$ 697,795	$ 1,139,007

The carrying value of unproved oil and gas properties in producing cost centres at December 31, 2002 was $15.7 million (2001 – $4.2 million). The carrying value of pre-production cost centres at December 31, 2002 was $4.2 million (2001 – $5.7 million). The amount of general and administrative expenses capitalized in 2002 was $7.6 million (2001 – $11.3 million).

Included in capital assets at December 31, 2002 is $28.9 million related to assets under construction (2001 – $10.5 million). These assets are not subject to amortization. The cost of assets under capital lease totalled $5.0 million (2001 – $6.6 million), less accumulated amortization of $1.2 million (2001 – $2.1 million).

6 Investments

	2 0 0 2	2 0 0 1
Power generation (a)	$ 70,472	$ 72,638
Tourism (b)	21,580	22,460
Mining (c)	6,401	47,234
Other	1,072	1,075
	$ 99,525	$ 143,407

(a) The Corporation owns 49.7% of the common shares of Sherritt Power Corporation ("Sherritt Power"), a Corporation that constructs and operates gas-fired power plants in Cuba. This investment is accounted for using the equity method of accounting. At December 31, 2000 the Corporation held $75 million principal amount of 11.5% Senior Unsecured Amortizing Notes ("Notes"), due 2004. The Corporation entered into an agreement with Sherritt Power (the "Cash Flow Assurances Agreement") in 1998 whereby the Corporation agreed to advance funds to Sherritt Power under certain circumstances to enable it to fund its obligations to holders of the Notes, to a maximum of U.S.$12.5 million. These advances bear interest at LIBOR plus 6% and rank pari passu with the Notes, and are repayable no later than March 31, 2005.

On March 21, 2001, Sherritt Power Corporation's Noteholders approved an Extraordinary Resolution to amend the trust indenture governing $225 million of its Notes. The amendment resulted in the following changes to the Notes:

(i) an acceleration of the first amortization of $198 per $1,000 principal amount to March 31, 2001 from March 31, 2002;

(ii) a revision to the remaining amortization schedule such that $200 per $1,000 principal amount is amortized on March 31 in each of 2003, 2004 and 2005 and $101 per $1,000 principal amount is amortized on each of March 31, 2006 and 2007. The original terms specified amortization payments of $401 per $1,000 principal amount on each of March 31, 2003 and 2004;

(iii) an increase in the interest rate from 11.50% to 12.125% effective April 1, 2001; and

(iv) the payment of a consent premium of $15 per $1,000 principal amount of the Notes.

As a result of this amendment, the Corporation received approximately $20.3 million from Sherritt Power on April 2, 2001 representing the payment of the first amortization, the consent premium and accrued interest. The Corporation also advanced Sherritt Power $19.6 million on April 2, 2001 under the Cash Flow Assurances Agreement for the purposes of funding the accelerated amortization. This advance is included in current advances and loans receivable. The consent premium was deferred and is being amortized over the remaining term of the Notes.

Accordingly, the Corporation now holds $60.2 million principal amount of Notes (note 24).

(b) The Corporation has a 25% indirect interest in a hotel complex in Varadero, Cuba, and a 12.5% indirect interest in a hotel complex in Havana, Cuba. Both investments are accounted for as long-term investments using the equity method of accounting.

(c) Mining investments comprise the Corporation's investment in Anaconda Nickel Limited ("Anaconda"), a mining company listed on the Australian Stock Exchange. This investment is accounted for using the cost method of accounting. During 2001, this investment was written down by $23.4 million ($18.8 million after tax) to the Corporation's estimate of its long-term net realizable value based on available information. In the third quarter of 2002, this investment was written down by a further $37.0 million ($29.8 million after tax) to reflect developments in Anaconda's financial restructuring.

7 Other assets

	2002	2001
Advances receivable (a)	$ 21,245	$ 30,332
Loans receivable (b)	38,965	37,811
Cellular telephone concession (c)	22,156	24,333
Goodwill (c)	15,098	15,098
Deferred debenture interest (note 12)	7,500	9,401
Deferred acquisition costs (d)	16,161	–
Long-term spare parts and equipment (e)	21,820	22,823
Deferred financing costs (f)	8,948	9,345
Pension plans asset (note 8)	209	3,074
Other	9,081	7,603
	161,183	159,820
Current portion of advances and loans receivable	38,495	42,181
	$ 122,688	$ 117,639

(a) Advances receivable comprise a $19.6 million advance to Sherritt Power (note 6(a)) and an advance by a subsidiary of the Corporation to an agency of the Cuban Government to finance construction of facilities for the gathering, storage, treatment and transportation of crude oil from fields in which the Corporation is currently producing oil. Future obligations of the Corporation to this Cuban agency for treatment and transportation costs for production from these fields will be offset against this advance.

(b) A subsidiary of the Corporation has entered into, as lender, an interest-bearing financing agreement and interest bearing revolving credit facilities for a combined total of U.S.$32.0 million with PDS for the construction of a new soybean-based food processing facility in Cuba and to fund working capital requirements. At December 31, 2002, the proportionate amount outstanding under these agreements was approximately $26.2 million (2001 – $24.8 million). The loans are repayable from the cash flows of PDS. Title to the plant remains with the subsidiary of the Corporation until repayment of the loans. Loans receivable also include working capital advances to certain joint venture operations.

(c) The cellular telephone concession of $22.2 million as at December 31, 2002 (2001 – $24.3 million) and goodwill of $15.1 million as at December 31, 2002 (2001 – $15.1 million) are net of amortization of $10.0 million as at December 31, 2002 (2001 – $7.9 million) and $4.9 million as at December 31, 2002 (2001 – $4.9 million), respectively.

(d) Deferred acquisition costs comprise costs associated with a takeover bid of Fording Inc. ("Fording"), which was ongoing at year end (note 24). These costs were reimbursed subsequent to year end as a result of the agreement with Fording that resulted in the creation of the Fording Canadian Coal Trust.

(e) Long-term spare parts and equipment primarily comprises spare parts required to be held in the event of a break-down, but not expected to be utilized in the coming year and an amount held for a potential construction project.

(f) Deferred financing costs comprise costs incurred by Luscar Coal as a result of the issue of U.S.$275 million, 9.75% unsecured senior notes (note 10).

8 Post-retirement benefits

The Corporation and its affiliates sponsor defined benefit and defined contribution pension arrangements covering substantially all employees.

The following table summarizes the significant actuarial assumptions used to calculate the pension expense and obligations under the defined benefit pension plans as at December 31, 2002:

Expected long-term rate of return on plan assets	3.9 – 7.8%
Discount rate on pension obligations	6.2 – 6.8%
Rate of compensation increases	0.0 – 4.5%
Average remaining service period of active employees	2 – 15 years

Actuarial reports and updates are prepared by independent actuaries for funding and accounting purposes. Net pension plan expense is:

	2002	2001
Current service cost		
– defined benefit	$ 1,033	$ 921
– defined contribution	6,169	5,633
Interest cost	2,397	1,654
Expected return on plan assets	(2,487)	(1,821)
Amortization of net transitional obligation	305	305
Increase in valuation allowance at end of year	111	466
Provision for loss on plan transfer	1,771	–
Amortization of net actuarial loss	924	666
Net pension plan expense	$ 10,223	$ 7,824

Information on the defined benefit pension plans, in aggregate, is set out below:

	2002	2001
Accrued benefit obligation		
Balance, beginning of year	$ 34,511	$ 33,291
Current service costs	1,033	921
Interest cost	2,397	1,654
Benefits paid	(992)	(3,716)
Employee contributions	65	62
Actuarial loss	985	2,299
Balance, end of year	$ 37,999	$ 34,511
Plan assets		
Fair value, beginning of year	$ 35,205	$ 34,513
Actual return on plan assets	(3,450)	2,010
Employer contributions	1,198	2,336
Employee contributions	65	62
Benefits paid	(992)	(3,716)
Fair value, end of year	$ 32,026	$ 35,205
Funded status – surplus (deficiency)	$ (5,973)	$ 694
Unamortized net actuarial losses	6,280	2,063
Unamortized net transitional obligation	479	783
Valuation allowance	(577)	(466)
Net pension asset	$ 209	$ 3,074

The accrued benefit obligations and fair value of plan assets for pension plans with accrued benefit obligations in excess of plan assets were $30.5 million and $22.8 million, respectively, as at December 31, 2002.

9 Site restoration and abandonment

	2002	2001
Balance, beginning of year	$ 54,826	$ 26,649
Provision	9,717	7,462
Coal business acquisition (note 17)	-	28,411
Paid during the year	(10,696)	(7,696)
Balance end of year	53,847	54,826
Payable within one year	8,696	10,501
	$ 45,151	$ 44,325

The Corporation has estimated future site restoration obligations, which it believes will meet current regulatory requirements, to be approximately $95 million (including amounts already accrued). The Corporation expects to spend $53.3 million within the next five years. Future changes, if any, in regulations and cost estimates may be significant and will be recognized when known.

10 Long-term debt

	2002	2001
Senior Notes (a)	$ 217,195	$ 219,038
Promissory notes (b)		
12.75% promissory note, due May 18, 2003	22,500	22,500
less: sinking fund	(11,465)	(10,607)
	11,035	11,893
9.625% promissory note, due December 30, 2004	44,650	44,650
less: sinking fund	(21,000)	(19,079)
	23,650	25,571
Capital lease obligations (c)	3,382	4,359
	255,262	260,861
Current portion of long-term debt	(12,536)	(1,607)
	$ 242,726	$ 259,254

(a) On October 10, 2001, Luscar Coal Ltd. ("Luscar Coal"), a subsidiary of Luscar Energy, issued at par U.S.$275 million of 9.75% unsecured senior notes ("Senior Notes"), due October 15, 2011. Interest on the Senior Notes is payable semi-annually on April 15 and October 15 in each year, beginning April 15, 2002. Approximately $349 million of the $417 million in net proceeds from the issue was used to repay borrowings and terminate the existing credit facility.

Luscar Energy and its material subsidiaries have guaranteed the principal and interest obligations on the Senior Notes and the bank credit facility. The terms of the Senior Notes include covenants which restrict the ability of Luscar Coal and the guarantors to incur additional indebtedness, issue equity, make investments, declare or pay distributions, incur payment restrictions that other parties may impose, conduct transactions with affiliates, sell assets or use proceeds from permitted asset sales, incur liens, and consolidate or merge with, or into, or transfer all or substantially all of an entity's assets to another person.

(b) The promissory notes were issued to finance the acquisition of a dragline and mine in conjunction with long-term coal supply agreements with a Crown corporation. The 12.75% promissory note is secured by a mortgage on the dragline and the 9.625% promissory note is secured by the assets, rights and agreements related to the mine. Amounts paid to Luscar Ltd. under the terms of the coal supply agreements with the Crown corporation include a component intended to substantially reimburse Luscar Ltd. for the interest and sinking fund payments made in respect of the promissory notes. At maturity, Luscar Ltd. is obligated to repay the promissory notes, net of related sinking funds. The coal supply agreements require the Crown corporation to immediately reimburse Luscar Ltd. for any net repayment required above the sinking fund proceeds.

(c) Obligations under capital leases bear interest at fixed rates ranging from 6.17% to 7.25% and mature between 2003 and 2006.

Long-term debt repayments in each of the next five fiscal years and thereafter are as follows:

	Long-term debt	Capital leases
2003	$ 11,482	$ 1,217
2004	23,203	1,308
2005	–	1,039
2006	–	88
2007	–	–
and thereafter	217,195	–
	251,880	3,652
Interest included therein	–	(270)
	$ 251,880	$ 3,382

Interest on long-term debt was $27.6 million (2001 – $8.0 million).

11 Convertible debentures

As at December 31, 2002, convertible debentures comprise $600 million (2001 – $600 million) of 6% convertible unsecured subordinated debentures issued in November 1996. The debentures have a maturity date of December 15, 2006, and are convertible at the option of the holder into restricted voting shares of the Corporation at a conversion price of $8.775 per restricted voting share. Interest payments on the debentures are made on June 15 and December 15. The convertible debentures are redeemable, provided that the trading price of the Corporation's restricted voting shares reaches certain levels. Subject to regulatory approval, the Corporation may, at its option, satisfy the obligation to pay interest on the convertible debentures or repay the principal amount of the convertible debentures on redemption or at maturity in restricted voting shares. The convertible debentures are included as part of shareholders' equity and are stated net of issue costs less applicable tax relief.

The convertible debentures were distributed on an instalment basis with the final instalment of $338 million received on December 1, 1997. Interest payable to debenture holders was determined on the $675 million outstanding from the date of issue. Deferred debenture interest included in other assets of $7.5 million (2001 – $9.4 million) represents the portion of interest relating to the final instalment of outstanding debentures, which was deferred and is being amortized through retained earnings over the term of the debentures. Accordingly, the effective interest rate of the debentures is 6.32%.

Interest on the convertible debentures is stated net of tax relief of $14.6 million (2001 – $16.0 million).

12 Capital stock

The Corporation's authorized share capital consists of an unlimited number of restricted voting shares plus 100 multiple voting shares.

Ian W. Delaney, the Chairman of the Board, holds all of the multiple voting shares, giving him sufficient votes to elect a majority of the directors to the Board, subject to limitations contained in the articles of incorporation of the Corporation. These limitations include provisions that the multiple voting shares are non-transferable, are not entitled to any dividends or distributions of assets and are automatically converted into restricted voting shares on a share-per-share basis upon the occurrence of certain events.

Holders of the restricted voting shares are entitled to receive dividends and distributions of assets. The Corporation's outstanding restricted voting shares are as follows:

	Number		Stated capital	
	2002	2001	**2002**	2001
Beginning of year	**97,711,764**	72,496,036	**$ 450,716**	$ 349,840
Shares issued:				
Acquisition of Luscar	**–**	25,000,087	**–**	100,000
Exercise of stock options	**–**	40,000	**–**	122
Other stock compensation plans	**50,125**	175,641	**241**	754
End of year	**97,761,889**	97,711,764	**$ 450,957**	$ 450,716

If all of the convertible debentures are converted into shares at the option of the holders, up to 68,376,068 additional restricted voting shares may be issued on or before December 14, 2006.

In June, 2002, the Corporation entered into an agreement with a third party, which provides the Corporation with the right, at any time prior to April 30, 2003, to sell special warrants to the third party for cash by way of private placement, subject to regulatory approval. Each special warrant would be exercisable by the holder to acquire one restricted voting share of the Corporation for no additional consideration. The maximum number of special warrants issuable under the agreement is the lesser of $30 million divided by the purchase price (which will be based on the market price at the time the Corporation exercises its right) and 5% of the aggregate number of restricted voting shares that would be outstanding after giving effect to the exercise of the special warrants. Upon exercise of its right, the Corporation is obliged to, among other things, file a prospectus qualifying the issuance of restricted voting shares upon exercise of the special warrants. The special warrants would be automatically exercised upon receipt of regulatory approval of this prospectus.

The following table presents the calculation of basic and diluted earnings per restricted voting share. In the table, the number of shares is stated in thousands.

	2002	2001
Net earnings	$ 60,449	$ 51,595
Interest on convertible debentures	(23,264)	(21,938)
Net earnings applicable to restricted voting shareholders and after repurchase of convertible debentures	37,185	29,657
Interest on convertible debentures	23,264	21,938
Net earnings applicable to restricted voting shareholders plus assumed conversions	$ 60,449	$ 51,595
Weighted average number of restricted voting shares – basic	97,737	88,412
Weighted average effect of dilutive securities:		
Employee stock options	236	229
Convertible debentures	68,376	68,376
Weighted average number of restricted voting shares for diluted calculation	166,349	157,017
Earnings per restricted voting shares – basic	$ 0.38	$ 0.34
Earnings per restricted voting shares – diluted	0.36	0.33

The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the year or time of issuance, if later. Employee stock options with an exercise price greater than the average market price of the restricted voting shares were not included in the calculation of diluted earnings per share as the effect was anti-dilutive. The average market price of the restricted voting shares during the year was $4.61 (2001 – $4.50).

13 Contributed surplus

Contributed surplus comprises $193 million resulting from a reduction in stated capital in 2000 and $6.7 million resulting from the repurchase of convertible debentures at a discount during 2000. The contributed surplus arising from the reduction in stated capital may be utilized to eliminate or reduce any deficit which may arise as a result of the future payment or distribution of dividends or other distribution from time to time to holders of the restricted voting shares.

14 Stock compensation plans

The Corporation established an Employee and Director Stock Option Plan (the "Option Plan") in 1995 to govern the granting of certain options to purchase restricted voting shares in the Corporation. The current maximum number of options which may be issued under the Option Plan is 6,784,670. Under the Option Plan, the exercise price of each option equals the closing market price of the Corporation's stock on the day prior to the date the option is granted and an option's maximum term is ten years. Options vest on such terms as the Compensation Committee of the Board of Directors determines, generally in three equal instalments on the first, second and third anniversaries of the date the options are granted.

A summary of the status of the Corporation's Option Plan is presented below:

	2002		2001	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding at beginning of year	6,425,000	$ 6.64	6,465,000	$ 6.61
Exercised	–	–	(40,000)	3.05
Outstanding at end of year	6,425,000	6.64	6,425,000	6.64

The following table summarizes information on stock options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable	Weighted-average exercise price
$ 2.70 – $ 4.70	700,000	5.8 years	$ 3.04	700,000	$ 3.04
4.71 – 6.70	3,385,000	3.0 years	6.53	3,365,000	6.54
6.71 – 8.30	2,340,000	3.4 years	7.86	2,340,000	7.86

Under the Employee Share Purchase Plan ("ESPP"), the Corporation is authorized to issue up to 800,000 restricted voting shares to its full-time employees who are eligible to participate after one year of continuous service. Under the terms of the ESPP, employees may elect to have an amount (up to 5% of their previous year's base earnings) withheld by payroll deduction over a two-year period to purchase restricted voting shares of the Corporation. The purchase price of the restricted voting shares is the lower of the share price at the beginning of the two-year period and the share price at the end of the period. The Corporation issued 50,125 restricted voting shares to employees during the year ended December 31, 2002 under the ESPP and has, since its inception in 1996, issued an aggregate of 244,975 restricted voting shares to employees.

On September 21, 2000, the Corporation established a stock-linked compensation plan (the "Plan"). Under the terms of the Plan, participation units may be issued to directors, senior management and other employees. The participation units represent a right to receive a cash amount from the Corporation equivalent to the amount by which the market price of the Corporation's restricted voting shares at time of exercise exceeds the market price of such shares at the time of the grant. The Corporation granted no participation units during the year ended December 31, 2002 (2001 – 160,000 at a price of $5.5559). The participation units vest in three equal instalments on the first, second and third anniversaries of the date the participation units are granted.

15 Net financing income (expense)

	2002	2001
Interest on cash, short-term investments and loans	$ 6,590	$ 8,020
Interest income from affiliates	7,293	7,602
Interest expense on debt	(27,610)	(16,781)
Other income – net	318	232
Foreign exchange gains	4,884	5,364
	$ (8,525)	$ 4,437

16 Income taxes

The following table reconciles income taxes calculated at a combined Canadian federal/provincial income tax rate with the income tax expense in the consolidated financial statements for the two years ended December 31:

	2002	2001
Earnings before taxes	$ 84,651	$ 56,291
Income tax at the combined basic rate of 38.6% (2001 – 42.1%)	32,675	23,710
Increase (decrease) in taxes resulting from:		
Large Corporation Tax	2,199	1,183
Difference between Canadian and foreign tax rates	(26,323)	(32,552)
Reduction in future income tax rates	(1,500)	(1,858)
Untaxed portion of unrecognized capital losses	7,680	5,247
Future tax assets not recognized	7,214	12,498
Resource allowance	(2,317)	(3,721)
Other items	4,574	189
Income tax expense	$ 24,202	$ 4,696

The income tax expense in 2002 included an additional provision related to prior years resulting from a tax assessment from the Cuban tax authorities relating to the Corporation's Oil and Gas business.

Total income tax expense is included in the consolidated statements of operations and retained earnings as follows:

	2002	2001
Income tax expense	$ 24,202	$ 4,696
Tax benefit on convertible debenture interest	(14,638)	(15,964)
	$ 9,564	$ (11,268)

Future income taxes consisted of the following temporary differences:

	2002	2001
Capital assets	$ (205,992)	$ (222,320)
Deferred debenture interest	(2,896)	(3,960)
Tax loss carryforwards	59,282	46,919
Other	(68)	(10,132)
Future income tax asset (liability)	$ (149,674)	$ (189,493)

At December 31, 2002, the Corporation had income tax losses of approximately $132 million (2001 – $115 million), which may be used to reduce future taxable income. Substantially all of these income tax losses, which expire between 2004 and 2009, are located in Canada. The Corporation also had $4.1 million of capital losses at December 31, 2002 (2001 – $1.4 million). The benefit relating to $18.2 million (2001 – $16.1 million) of tax losses and $46.4 million of capital asset temporary differences was not recognized in the financial statements.

17 Acquisition of business

On May 11, 2001, Sherritt Coal Partnership (the "Partnership"), a partnership between the Corporation and a subsidiary of Ontario Teachers' Pension Plan Board ("OTPP"), acquired a majority of the outstanding Trust Units ("Units") and Convertible Debentures ("Debentures") of Luscar Coal Income Fund (the "Fund"). By June 29, 2001, the Partnership had acquired the remaining Units and Debentures of the Fund. The Fund is an open-ended trust, which has invested in the securities of Luscar Coal and Luscar Ltd., a Canadian coal producer. On September 14, 2001, the Partnership changed its name to Luscar Energy. On October 5, 2001, the Corporation transferred its interest in Luscar Energy to a wholly-owned subsidiary.

Under the terms of the purchase, unitholders of the Fund chose to receive either cash of $4.00 per Unit or one restricted voting share of the Corporation for each Unit, provided that the aggregate number of the Corporation's shares issued was limited to 25 million shares. The Fund's Debentures were acquired for $1,050 cash per $1,000 principal amount of debentures plus accrued interest. The Corporation's share of the total acquisition cost was $236 million, comprising cash consideration of $136 million and the issue of 25 million restricted voting shares at a value of $4.00 per share.

The acquisition was accounted for by the Partnership using the purchase method of accounting. The Partnership's financial statements for the year ended December 31, 2001 include the combined financial statements of the Fund from May 12 to December 31, 2001. The Corporation proportionately consolidates its 50% interest in the results of the Partnership.

18 Financial instruments

The estimated fair value of the Anaconda investment was approximately $4.6 million (2001 – $20.3 million). The estimated fair value of the Sherritt Power common shares and Notes was $82.1 million (2001 – $69.5 million). Fair values of investments are determined based on market quotes at year end or the last trade closest to year end. The estimated fair value of loans and advances receivable was $60.2 million (2001 – $65.7 million). The estimated fair value of long-term debt was approximately $287 million (2001 – $266 million). Fair values of loans and advances are estimated based on discounted cash flows. The fair values of other financial instruments approximate carrying value. Due to the use of subjective judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in an immediate settlement of the respective financial instruments.

During 2002, the Corporation's short-term investments had a weighted-average interest rate of 2.5% (2001 – 4.4%).

Under the terms of a Luscar Coal $100 million working capital facility, the lenders currently have the right to convert the facility to a demand facility until Luscar Energy's fixed charge coverage ratio, calculated on a rolling 12-month basis, exceeds 2.5:1. This facility is currently only used to support letters of credit.

Unutilized lines of credit at December 31, 2002 were $60.9 million. At the end of 2002, the Corporation had outstanding letters of credit of approximately $52.7 million.

Short-term debt comprises unsecured obligations and other obligations secured by receivables and inventory of certain joint venture operations and a charge on a dragline. These obligations bear interest at floating rates. During 2002, the effective interest rate on short-term indebtedness was 6.6% (2001 – 7.1%).

The Coal business is also obligated under an interest rate swap agreement, which fixes the interest rate of a notional amount of $50 million of floating rate debt at 5.72% plus the applicable interest rate margin. This swap expires in December 2003 and was originally established to hedge Luscar Coal's exposure to its floating interest rate debt, which was repaid in October 2001. The Corporation's share of the unrealized loss on this contract at the date of acquisition of $3.5 million was recognized as part of the purchase equation and was being amortized over the remaining term of the respective contract.

Upon the repayment in October 2001 of the long-term bank debt for which the interest rate swap was associated, the interest rate swap was restated to its fair value at that date with the change in fair value from the date of acquisition applied against interest expense. Subsequent changes in the fair value and net settlements under the interest rate swap are recorded as other interest expense.

The Corporation's share of the fair market value of the interest rate swap was $1.5 million at December 31, 2002.

The fair value of the derivative contracts is estimated as the amount the Corporation would need to pay to terminate the contracts at that date.

The Corporation has equity investments, current assets, loans and advances located in Cuba of approximately $355 million (2001 – approximately $357 million). The Cuban Government's future policies relating to foreign investors and foreign exchange payments could be affected by the political environment and economic pressure resulting from the Cuban Government's limited access to foreign exchange.

Accounts receivable included approximately $39.0 million (2001 – approximately $42.9 million) of unbilled revenue primarily related to cost recovery oil production in Cuba. Under the terms of the production sharing contracts, cost recovery oil production becomes billable after certification of accumulated development and operating costs.

Sherritt's principal businesses include the sale of several commodities. Revenues, earnings and cash flows from the sale of nickel, cobalt, oil and the sale of coal on the international export market are sensitive to changes in market prices, over which the Corporation has little or no control. The Corporation has the ability to address its price-related exposures through the limited use of options, futures and forward contracts, however generally does not enter into such arrangements. Sherritt reduces the business cycle risks inherent in its commodity operations through industry diversification.

Many of Sherritt's businesses transact in currencies other than Canadian dollars. The Corporation is also sensitive to foreign exchange exposures when commitments are made to deliver products quoted in foreign currencies or when the contract currency is different from the product price currency.

19 Related party transactions

Subsidiaries of the Corporation provide goods, labour, advisory and other administrative services to affiliates at cost, commercial rates, and other various contractual terms. The Corporation and its subsidiaries also market all of the cobalt, a portion of the nickel, and certain by-products produced by the Metals Enterprise, pursuant to sales agreements.

The total value of all goods and services, including labour services, that the Corporation and its subsidiaries provided to affiliates in 2002 amounted to $114.0 million (2001 – $96.4 million). The total value of goods and services purchased from affiliates in 2002 was $14.0 million (2001 – $14.0 million).

Accounts receivable from affiliates at December 31, 2002, totalled $4.7 million (2001 – $6.3 million). Accounts payable to affiliates at December 31, 2002 totalled $0.9 million (December 31, 2001 – $1.7 million).

20 Commitments and contingencies

The Corporation is committed to annual payments under operating leases as follows: 2003 – $2.0 million; 2004 – $0.5 million; 2005 – $0.5 million; 2006 – $0.4 million; and thereafter – $0.2 million.

On April 2, 2001, the Corporation advanced $19.6 million to Sherritt Power pursuant to the Cash Flow Assurances Agreement dated March 1998. The Corporation also committed under this agreement to reimburse Sherritt Power for amounts deducted from distributions by the project on account of Cuban income taxes up to an aggregate maximum of U.S.$5.0 million, in exchange for an assignment to the Corporation of Sherritt Power's rights to investment credits arising on payment of this tax. If required, the Corporation will also provide bridge financing to Sherritt Power on commercial terms.

The Corporation had other outstanding commitments aggregating $0.7 million at December 31, 2002 (2001 – $5.3 million) which comprise power purchase commitments.

The Metals Enterprise intends to continue investing in capital projects over the next two years to ensure that the Moa, Cuba operations meet applicable national and international environmental standards. It is anticipated that the Metals Enterprise will generate sufficient funds from internal sources to finance these expenditures.

The agreements establishing the Metals Enterprise require the unanimous consent of its shareholders to pay dividends. It is not expected that this restriction will have a material impact on the ability of the Corporation to meet its obligations.

A number of the Corporation's subsidiaries and affiliates have operations located in Cuba. The Corporation will continue to be affected by the difficult political relationship between the United States and Cuba. The Corporation does not, directly or indirectly, hold any assets in the United States. The Corporation has received letters from U.S. citizens claiming ownership of certain Cuban properties or rights in which the Corporation has an indirect interest, and explicitly or implicitly threatening litigation. Having regard to legal and other developments in the United States, and remedies available in Canada and in Europe, the Corporation believes that the impact of any claims against it will not be material.

In October 2001, the Corporation received a statement of claim setting out a claim against it and Dynatec Corporation, brought in the Supreme Court of Victoria, Australia, by Fluor Australia Pty Ltd ("Fluor"). The claim related to alleged deficiencies in the facilities of Anaconda's Murrin Murrin mine development in Australia. The alleged deficiencies are also the subject of an ongoing arbitration commenced by Anaconda against Fluor, which was retained by Anaconda to provide engineering, procurement and construction services. Anaconda alleges that Fluor breached the services contract between them. Phase I of the arbitration proceedings has been completed and an award was handed down in September 2002. The Corporation understands that Phase 2 of the arbitration will commence later this year. On December 20, 2002 Fluor formally discontinued its proceeding against the Corporation and Dynatec, but reserved its rights to recommence proceedings against them at a later date. The Corporation believes Fluor's claims against it are without merit and will vigorously defend any further claim Fluor may bring.

21 Segmented information

Business segments

The Corporation's reportable operating segments are business units that offer distinct products and services. The Coal segment comprises the sale of coal primarily for use as fuel to generate electricity and for use in steel making. These activities are performed through the Corporation's 50% indirect interest in Luscar Energy. The Metals segment comprises mainly the mining, processing and marketing of commodity nickel and cobalt and includes the production and sale of agricultural fertilizers from its facilities in Alberta, Canada. These activities are performed primarily through the Corporation's 50% indirect interest in the Metals Enterprise. The Oil and Gas segment includes exploration and development of oil and gas outside Canada. The Other Businesses segment includes investments in power-generation, communications, tourism, soybean-based food processing, agriculture and other activities in Cuba. The Corporate segment comprises management of cash and short-term investments, general corporate activities and the investment in other mining companies, including Anaconda. All sales generated by the Corporation's oil and gas, power-generation and soybean operations in Cuba are made to agencies of the Government of Cuba.

2002	Coal	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue from external customers	$ 298,557	$ 252,925	$ 218,766	$ 36,150	$ –	$ 806,398
Intersegment revenues	–	–	–	1,134	–	1,134
Depletion and amortization	43,190	17,128	73,331	7,341	3,533	144,523
Provision for site restoration and abandonment	7,276	1,036	1,405	–	–	9,717
Operating earnings (loss)	18,494	39,138	98,859	540	(23,769)	133,262
Write-down of investment	–	–	–	–	(37,000)	(37,000)
Amortization of goodwill	–	–	–	–	–	–
Share of loss of equity investments	–	–	–	(2,016)	–	(2,016)
Financing income (expense)	(24,346)	2,495	718	4,644	7,964	(8,525)
Minority interest	–	–	–	(1,070)	–	(1,070)
Earnings (loss) before taxes	(5,852)	41,633	99,577	2,098	(52,805)	84,651
Capital expenditures	25,518	13,718	90,912	1,282	617	132,047
Assets	748,188	349,334	556,741	208,753	162,472	2,025,488

2001	Coal (1)	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue from external customers	$ 204,450	$ 230,253	$ 176,689	$ 25,226	$ –	$ 636,618
Intersegment revenues	–	–	–	1,118	–	1,118
Depletion and amortization	27,425	18,524	62,016	6,864	3,939	118,768
Provision for site restoration and abandonment	4,850	982	1,630	–	–	7,462
Operating earnings (loss)	20,153	3,731	73,987	420	(19,836)	78,455
Write-down of investment	–	–	–	–	(23,441)	(23,441)
Amortization of goodwill	–	–	–	(1,357)	–	(1,357)
Share of loss of equity investments	–	–	–	(679)	–	(679)
Financing income (expense)	(19,941)	1,052	10,264	(5,549)	18,611	4,437
Minority interest	–	–	–	(1,124)	–	(1,124)
Earnings (loss) before taxes	212	4,783	84,251	(8,289)	(24,666)	56,291
Capital expenditures	8,303	19,772	78,984	5,024	1,484	113,567
Assets	769,288	332,453	471,895	211,733	213,045	1,998,414

(1) Includes results from May 12, 2001 to December 31, 2001

Geographic segments

2002	Revenues (1)	Capital assets and goodwill
Canada	$ 247,449	$ 728,182
Cuba	248,111	397,560
Europe	167,792	6,925
Asia	97,425	6,743
Other foreign countries	45,621	–
	$ 806,398	$ 1,139,410

2001	Revenues (1)	Capital assets and goodwill
Canada	$ 187,212	$ 753,767
Cuba	192,968	384,539
Europe	146,139	9,270
Asia	89,187	6,526
Other foreign countries	21,112	3
	$ 636,618	$ 1,154,105

(1) Revenues are attributed to geographical locations based on location of customer.

22 Goodwill transitional disclosure

The earnings and earnings per share impact of adopting the new CICA recommendations on goodwill and intangible assets are as follows:

	2002	2001
Adjusted net earnings		
Net earnings, as reported	$ 60,449	$ 51,595
Add back: goodwill amortization	–	1,357
	$ 60,449	$ 52,952
Adjusted basic earnings per restricted voting share		
Reported net earnings	$ 0.38	$ 0.34
Goodwill amortization	–	0.01
	$ 0.38	$ 0.35
Adjusted diluted earnings per restricted voting share		
Reported net earnings	$ 0.36	$ 0.33
Goodwill amortization	–	0.01
	$ 0.36	$ 0.34

23 Comparative amounts

Certain comparative amounts have been reclassified to conform to the current period's presentation.

24 Subsequent events

In October 2002, Sherritt Coal Partnership II ("SCPII"), a partnership owned equally by subsidiaries of Sherritt and OTPP, initiated a cash takeover bid to purchase all of the outstanding shares of Fording Inc. ("Fording"). Fording responded to the initial offer by announcing its intention to convert into an income trust under a plan of arrangement. Shortly thereafter, Teck Cominco Limited ("Teck") and Westshore Terminals Income Fund ("Westshore") reached an agreement with Fording to participate in its income trust. Subsequently, SCPII revised its offer to create a trust structure comprising Fording's metallurgical coal and industrial mineral assets and certain metallurgical coal assets and port facilities jointly owned by Luscar Energy and CONSOL Energy Inc. ("CONSOL") and offer Fording shareholders a combination of cash and units in this newly created trust.

On January 13, 2003, an agreement was reached between SCPII, Fording, Teck and Westshore to combine certain metallurgical coal assets and port facilities jointly owned indirectly by Luscar Energy and CONSOL with the metallurgical coal assets of Fording and Teck. Under the agreement, the metallurgical assets and port facilities were to be transferred to the Fording Coal Partnership, initially 65% owned by a newly created Fording Canadian Coal Trust ("Fording Trust"). Fording shareholders were offered a combination of cash and units in the Fording Trust. Fording shareholders approved the plan of arrangement to convert Fording into the Fording Trust on February 19, 2003 and various transactions transferring assets and initiating the Fording Trust were scheduled to close on February 28, 2003.

Sherritt agreed to invest $100 million into the Fording Trust in exchange for approximately 2.9 million Fording Trust units. In addition, Luscar Energy agreed to distribute approximately $23 million (partially in the form of certain metallurgical coal assets to be subsequently exchanged by SCPII for approximately 0.2 million Fording Trust units) to Sherritt and OTPP. Luscar Energy also agreed to transfer the remaining portion of its metallurgical coal assets to Fording Trust in exchange for approximately 3.0 million additional units of the Fording Trust. As part of the overall agreement that created the Fording Trust, SCPII agreed to withdraw its competing offer to Fording shareholders and acquire Fording's prairie operations for cash consideration of $225 million. The Corporation expects to receive a payment in respect of working capital related to the metallurgical coal assets transferred to Fording, net of working capital acquired and certain capital expenditures related to the Fording prairie operations. The prairie operations primarily comprise the mining of thermal coal for a mine-mouth power plant at Genesee, Alberta, contract mining operations at TransAlta Corporation's Highvale and Whitewood mines in Alberta and various coal and mineral interests in Alberta, Saskatchewan and Manitoba, which provide royalty income.

In January 2003, Sherritt made a proposal to Sherritt Power that would result in owners of Sherritt Power's equity and Notes exchanging their interests for equity and unsecured notes of Sherritt. The proposal, which is being recommended by an independent committee of Sherritt Power's directors, is subject to approval from the shareholders and Noteholders on March 25, 2003.

EXHIBIT 3

Management's Discussion and Analysis

The purpose of this Management's Discussion and Analysis is to provide readers the ability to look at Sherritt International in much the same way as management. We provide a combination of historic and prospective information and financial and business analyses that, together with the financial statements, are intended to impart useful knowledge to investors and other readers.

References to "Sherritt", or "the Corporation" refer to Sherritt International Corporation and its share of consolidated subsidiaries and joint ventures unless the context indicates otherwise. All dollar references are in Canadian dollars unless otherwise specifically indicated. References to "U.S.$" are to United States dollars.

This Management's Discussion and Analysis may contain certain forward-looking statements. Forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases. Similarly, statements contained in the "Review of Operations" and "Outlook" sections of this Management's Discussion and Analysis including those with respect to our expectations concerning assets, prices, earnings, production, market conditions, capital expenditures, commodity demand, and our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events. These forward-looking statements are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. They may include (i) the risks and uncertainties set forth in this Management's Discussion and Analysis, especially under the heading "Risk Management", and in our Annual Information Form, which is filed with Canadian securities regulators, (ii) changes in market conditions, including with respect to price and demand, (iii) changes in our current cost or productivity estimates and (iv) changes in the capital projects or other endeavors we may pursue.

This Management's Discussion and Analysis should be read in conjunction with the audited consolidated financial statements and related notes of Sherritt for the year ended December 31, 2002.

To assist the reader in understanding Sherritt's operations and results, information is presented in the following six sections:

OVERVIEW

Sherritt International Corporation, with assets of over $2 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt, directly and through its subsidiaries, has interests in thermal coal, metals, oil and gas, power generation, telecommunications, soybean-based food processing, tourism and agriculture.

COAL

The Coal business is comprised of a 50% indirect interest in Luscar Energy Partnership ("Luscar Energy") and its subsidiaries, Luscar Coal Ltd. ("Luscar Coal") and Luscar Ltd. (collectively "Luscar"). Luscar, an established, cost-efficient coal producer, sells coal used to generate electricity and to supply industrial process heat, mainly in Canadian markets. In February 2003, Luscar acquired 6.3% of Fording Canadian Coal Trust, which controls the world's second largest producer of high-quality, export metallurgical coal (used for steel making). Sherritt also acquired a 50% indirect interest in the thermal coal assets and other mineral interests that formed Fording's prairie operations, plus an additional 6.3% interest in the Fording Canadian Coal Trust.

METALS

Sherritt's Metals business consists of a 50% indirect interest in the Metals Enterprise, a vertically-integrated nickel and cobalt mining, processing, refining and marketing joint venture with operations in Moa, Cuba and Fort Saskatchewan, Alberta. Sherritt also owns 100% of a fertilizer and utilities operation located in Fort Saskatchewan, which provides inputs for the metal refinery and produces agricultural fertilizer for sale in western Canada.

OIL AND GAS

The Oil and Gas business produces oil from fields in Cuba and Spain. Approximately 96% of Sherritt's oil revenue is from fields in Cuba, where Sherritt is the largest foreign producer. The Corporation also has various interests in exploration including Cuba, Spain and Pakistan.

OTHER BUSINESSES

POWER GENERATION Sherritt's interest in Sherritt Power Corporation ("Sherritt Power") at December 31, 2002 was a 49.7% interest in the common shares and $60.2 million principal amount of the 12.125% unsecured amortizing notes. Sherritt Power has financed, constructed and is operating 226 megawatts of gas-fired electricity generating plants in Cuba. Sherritt acquired all of the outstanding common shares of Sherritt Power and assumed all of its outstanding debt in March 2003.

TELECOMMUNICATIONS, an indirect 40% interest in Teléfonos Celulares de Cuba S.A. ("Cubacel"), which provides cellular services in Cuba.

SOYBEAN-BASED FOOD PROCESSING, a 49% indirect interest in Procesadora de Soya, S.A. ("PDS"), a joint venture which operates a soybean-based food processing facility in Santiago de Cuba.

TOURISM, a 25% indirect interest in the concession for the Las Americas luxury beachfront hotel and bungalow complex in Varadero, Cuba and a 12.5% indirect interest in the Hotel Habana, a business-oriented hotel in Havana, Cuba.

AGRICULTURE, a 50% indirect interest in a 200-hectare farm in Matanzas, Cuba, operating under the trade name Sherritt Green.

Additional information on the business segments in which Sherritt operates is provided in note 21 to the 2002 consolidated financial statements.

BUSINESS FOCUS

Sherritt pursues the optimization of each of its Coal, Metals, Oil and Gas and Other Businesses by concentrating on cost efficiency, enhancing production and maximization of cash flows. In addition, Sherritt is committed to capitalizing on growth opportunities in each of its principal businesses as well as investing in new business opportunities internationally.

sherritt

Coal is focused on the efficient production of coal used for electricity generation and industrial process heat. With ten mine operations and extensive reserves and resources of thermal coal in western Canada, Coal seeks to provide customers with a reliable supply of low-cost energy. New markets will be sought particularly as a replacement energy source where natural gas is widely used.



Metals is a preeminent developer and operator of pressure hydrometallurgical technologies for the extraction of metals from lateritic ores. The Moa mine operations provide an extensive reserve base of nickel and cobalt metals. Metals will continue to focus on achieving efficiencies in its production operations while examining expansion alternatives afforded to it by market conditions and access to a large resource base.



Oil and Gas has developed specialized skills in the analysis of fold and thrust belt geologic environments and in horizontal drilling technologies, which allow it to reach Cuban offshore oil deposits from land-based drilling locations. Oil and Gas will continue to use these strengths to increase its Cuban oil production and to seek new oil production areas internationally. In addition, Oil and Gas intends to begin the assessment of its Cuban offshore blocks.



Sherritt Power is focused on bringing its Varadero facility up to full production and providing the infrastructure required to maintain and enhance the availability of its plants. As well, Sherritt Power will assess expansion opportunities in Cuba and power generation projects elsewhere.



Cubacel is increasing its capacity to provide services in Cuba and will seek to expand its customer base.



PDS will continue to improve its production facilities and processes to provide quality soybean-based food products to the Cuban market, as well as develop markets for its value-added products internationally.



Sherritt will seek to manage its hotel investments to enhance their cash generation potential.



Sherritt Green will continue to provide quality vegetable and fruit products to the Cuban market and internationally.



This section analyzes significant changes in Sherritt's financial statements (the consolidated balance sheets, statements of operations, statements of retained earnings, and statements of cash flow and related notes) and should be read in conjunction with those consolidated financial statements and notes thereto for the year ended December 31, 2002.

Key Financial Indicators

Sherritt uses key financial indicators to help assess its business performance and to aid in the management of its business units.

Capitalization
(millions of dollars)


2,500
2,000
1,500
1,000
500
0
1,293
1,343
1,342
1,998
2,025
1998
2002
Liabilities
Shareholders' equity

Key Financial Indicators

(thousands of dollars, except per share amounts)	2002	2001
Revenue	$ **806,398**	$ 636,618
Operating earnings	**133,262**	78,455
Net earnings	**60,449**	51,595
Earnings per share		
Basic	**0.38**	0.34
Diluted	**0.36**	0.33
Cash provided by operating activities	**233,517**	152,537
Net cash from operations (1)	**101,470**	38,970
Total assets	**2,025,488**	1,998,414
Shareholders' equity	**1,354,284**	1,316,858

(1) Defined as cash provided by operating activities less capital expenditures.

Net earnings and cash provided by operating activities
(millions of dollars)


350
150
0
-50
1998
2002
Cash provided by operating activities
Net earnings

Consolidated Operating Results

Sherritt's consolidated net earnings for 2002 were $60.4 million or $0.38 per share compared with $51.6 million or $0.34 per share in 2001. Results for the year included a $37.0 million ($29.8 million after tax) write-down of Sherritt's investment in Anaconda Nickel Limited ("Anaconda"). Results for 2001 included a $23.4 million ($18.8 million after tax) write-down of the Anaconda investment. Excluding the impact of these adjustments, consolidated net earnings were $90.2 million or $0.69 per share in 2002 compared with $70.4 million or $0.55 per share in 2001. The increase in earnings largely reflected higher operating earnings by the Oil and Gas and Metals businesses, partly offset by higher interest costs and taxes.

Operating Earnings

(thousands of dollars)	2002	2001
Revenue	$ **806,398**	$ 636,618
Operating, selling, general and administrative	**518,896**	431,933
Earnings before undernoted items	**287,502**	204,685
Depletion and amortization	**144,523**	118,768
Site restoration and abandonment	**9,717**	7,462
Operating earnings	$ **133,262**	$ 78,455

Operating earnings is a measure used by Sherritt to evaluate operating performance of its operating businesses as it eliminates interest charges, which are a function of the particular financing structure, and certain other charges. Information on operating earnings by business segment is provided in the Review of Operations.

Consolidated revenue reached a record $806.4 million in 2002, $169.8 million or 27% higher than the $636.6 million achieved in 2001. Significant increases in revenue were achieved by each of Sherritt's business segments. Over half of the revenue increase resulted from the full year inclusion of results from the Coal business, compared with 7½ months in 2001. The remaining increase was primarily due to higher realized oil and nickel prices, higher oil and metals sales volumes and the full year inclusion of revenue from the soybean-based food-processing operation.

Operating, selling, general and administrative costs of $518.9 million were $87.0 million or 20% higher than in 2001, primarily due to the full year inclusion of costs from the Coal business and the soybean-based food processing operation.

Depletion and amortization expense was $144.5 million in 2002 compared with $118.8 million in 2001. Approximately $15.8 million of the increase arose from the full year inclusion of the Coal business. The remaining increase primarily comprised higher depletion and amortization in the Oil and Gas business, reflecting higher production and depletion rates.

Net Financing Income (Expense)

(thousands of dollars)	2002	2001
Interest income	$ 13,883	$ 15,622
Interest expense	(27,610)	(16,781)
Foreign exchange gains	4,884	5,364
Other income	318	232
Net financing income (expense)	$ (8,525)	$ 4,437

Interest income primarily consisted of interest on cash and short-term investments and Sherritt Power 12.125% notes. The reduction in interest income in 2002 primarily reflects lower interest earned on invested cash. Sherritt's cash and short-term investments earned a weighted average interest rate of 2.5% in 2002 compared with 4.4% in 2001. Interest expense was largely interest on debt of the Coal business and on the Corporation's working capital facilities. The increase in interest expense resulted from the full year inclusion of Luscar Coal's U.S.$275 million 9.75% senior notes, issued in October 2001.

Sherritt's effective tax rate was 29% in 2002 compared with 8% in 2001. The effective tax rate, excluding the impact of write-downs in both years, was 26% in 2002 and 12% in 2001. The increase in the effective rate excluding write-downs was primarily due to a higher than anticipated provision for Cuban income taxes in the Oil and Gas business, including an additional amount related to prior years. During 2002, the Cuban tax authorities assessed Sherritt for income taxes based on the profitability of each production sharing arrangement, as opposed to the profitability of the Oil and Gas business as a whole. The assessment resulted in a payment of $25.0 million for Cuban income taxes owing up to December 31, 2001. The Corporation believes adequate provision has been made for taxes for 2002 although elements of the methodology for calculating Cuban taxes payable by the Oil and Gas business, in particular the procedure for claiming profit reinvestment tax credits as allowed under Cuban law, are still under negotiation with the Cuban tax authorities.

Sherritt's effective tax rate on a consolidated basis varies depending upon the relative profitability of each of its businesses, each of which is taxed at different rates. For 2003, management currently expects Sherritt's effective tax rate to be between 20% and 25%.

Consolidated Cash Flow

Cash and cash equivalents at December 31, 2002 totalled $193.0 million, an increase of $68.9 million over the $124.1 million reported at the end of 2001.

Net cash from operations
(millions of dollars)


150
100
50
0
-50
-43
2
13
39
101
1998
2002

Net cash from operations, defined as cash from operating activities less capital expenditures, is a measure used by Sherritt to evaluate operating performance of the Corporation and its operating businesses. Consolidated net cash from operations for the year was $101.5 million compared with $39.0 million in 2001. The Metals and Oil and Gas businesses contributed to the majority of the increase over the prior year reflecting higher earnings by these operations.

Cash from operating activities before working capital changes was $235.1 million in 2002 compared with $195.1 million in 2001. Working capital and other items remained relatively flat during the year as higher Coal and Metals inventory was partly offset by lower receivables and higher accounts payable, primarily due to the timing of collections and payments, together with a $21.0 million reduction in the net future tax liability. Capital expenditures of $132.0 million were $18.5 million higher than the prior year, primarily due to higher expenditures incurred by the Coal and Oil and Gas businesses, partly offset by lower expenditures by the Metals business.

Other investing activities, excluding capital expenditures, resulted in a net cash inflow of $10.9 million and was comprised of proceeds from the sale of a corporate asset, reductions in loans and advances receivable and a reduction in restricted cash, all partly offset by deferred acquisition costs related to the Fording transactions, which were in progress at year end. The costs associated with the Fording transactions were largely reimbursed subsequent to year end as a result of the final multi-party agreement that was reached forming the Fording Canadian Coal Trust and related entities.

Cash used for financing activities of $43.4 million consisted of convertible debenture interest payments of $36.0 million and reductions in debt.

Consolidated Financial Position

Total assets at December 31, 2002 were $2.0 billion.

Capital expenditures
(millions of dollars)


200
150
100
50
0
157
88
116
114
132
1998
2002

Current assets, primarily consisting of cash and short-term investments, accounts receivable and inventory, totalled $640.8 million at the end of 2002 compared with $570.6 million at the end of 2001. The $70.2 million increase was mainly due to the higher cash balance at the end of the year.

Investments were $99.5 million at December 31, 2002 versus $143.4 million at the end of 2001. The decrease reflected the sale of shares and write-down of Anaconda.

Long-term future tax assets at December 31, 2002 of $38.2 million primarily represented the tax benefit of approximately $114 million of non-capital losses, $4.1 million of capital losses and tax adjustments related to the write-down of Anaconda. The benefit of these losses has been recognized in the financial statements on the expectation that sufficient taxable income will be realized in the future to utilize these losses. The non-capital tax losses have been generated primarily due to interest on Sherritt's convertible debentures.

Other assets totalled $122.7 million at December 31, 2002 compared with $117.6 million at December 31, 2001. The increase was primarily a result of deferred acquisition costs related to the Fording transactions in process at year end.

Accounts payable and accrued liabilities were $130.9 million at the end of 2002 compared with $103.1 million at the end of 2001. The increase resulted primarily from the timing of operating and capital expenditures.

Consolidated long-term debt of $255.3 million at the end of 2002 was $5.6 million lower than at the end of the prior year, mainly as a result of a lower net liability on Luscar's promissory notes. The current portion of this long-term debt increased to $12.5 million reflecting the maturity of one of these promissory notes on May 18, 2003.

A long-term future tax liability of $190.9 million existed at December 31, 2002 compared with $217.8 million at the end of 2001. This future income tax liability does not represent an actual cash tax liability but is a result of temporary differences between the value of assets and liabilities for tax purposes versus for accounting purposes. These temporary differences are expected to reverse over time, with a corresponding credit to the statement of operations. The majority of this amount relates to the Coal business.

Shareholders' Equity

Shareholders' equity increased by $37.4 million to $1.4 billion at the end of 2002. The following table provides the components of changes in shareholders' equity during the year.

Shareholders' Equity

(thousands of dollars)

Shareholders' equity at January 1, 2002	**$ 1,316,858**
Issue of restricted voting shares	**241**
Net earnings	**60,449**
Convertible debenture interest (net of tax benefit)	**(23,264)**
Shareholders' equity at December 31, 2002	**$ 1,354,284**

Liquidity and Capital Resources

Short-term debt at the end of 2002 was comprised of Sherritt's revolving term credit facility and the operating lines of credit of certain joint ventures. Sherritt maintains a 364-day revolving term facility of $75 million provided by Canadian banks, secured by Sherritt's accounts receivable and inventory and those of certain of Sherritt's joint ventures. This facility is used by Sherritt to fund working capital requirements. Approximately $25.5 million of this facility was drawn at December 31, 2002. In addition, certain of the Corporation's joint ventures had outstanding amounts under various credit facilities, of which Sherritt's share was approximately $6.6 million.

Cash and short-term investments (1)
(millions of dollars)


550
450
350
250
150
50
510
386
261
148
211
1998
2002

(1) Including restricted cash.

Long-term debt at the end of 2002 primarily consisted of Sherritt's share of Luscar's U.S.$275 million 9.75% senior notes issued in 2001 and promissory notes. The terms of the senior notes include restrictions on amounts that Luscar Energy can distribute to its partners. The promissory notes are stated net of sinking funds and are funded by a Crown Corporation in conjunction with long-term coal supply agreements. The coal supply agreements require the Crown Corporation to reimburse Luscar upon maturity of the promissory notes for any net repayment required above the sinking fund proceeds. Luscar will repay one of the promissory notes on its maturity on May 18, 2003 and expects to receive a corresponding funding payment of approximately $20.0 million from the Crown Corporation, which will increase operating earnings in the second quarter. Sherritt's share of this payment will be approximately $10.0 million.

Luscar also has a $100 million 364-day revolving bank credit facility from three Canadian banks, secured by accounts receivable, coal inventory and a $25.0 million charge on a dragline. Approximately $62.5 million of this facility was utilized at December 31, 2002 to support letters of credit issued in order to satisfy statutory reclamation obligations. Luscar Energy, Luscar Coal Income Fund and Luscar Ltd. have guaranteed the principal and interest obligations on the 9.75% senior notes and the bank credit facility.

Sherritt's share of outstanding letters of credit drawn by the Corporation and its affiliates against bank facilities at the end of 2002 was approximately $52.7 million. Sherritt invested excess funds in short-term liquid Canadian marketable securities in order to maintain sufficient flexibility to make long-term strategic investments. Cash generated from operations and cash and short-term investments on hand are expected to be sufficient to finance ongoing operations.

The agreements establishing the various joint ventures in which the Corporation has interests require the unanimous consent of joint venture shareholders to pay dividends. The Corporation does not believe that these restrictions will have a material impact on the cash available to meet its obligations. Sherritt received dividends of $29.4 million during the year from its joint ventures and investments.

Sherritt has an agreement with a third party, which provides the Corporation with the right, at any time prior to April 30, 2003, to sell special warrants to the third party for cash by way of private placement, subject to regulatory approval. Each special warrant would be exercisable by the holder to acquire one Sherritt restricted voting share for no additional consideration. The maximum number of special warrants issuable under the agreement is the lesser of $30.0 million divided by the purchase price (which will be based on the market price of Sherritt's restricted voting shares at the time Sherritt exercises its right) and 5% of the aggregate number of restricted voting shares that would be outstanding after giving effect to the exercise of the special warrants. Upon exercise of its right, Sherritt is obliged to, among other things, file a prospectus qualifying the issuance of restricted voting shares upon exercise of the special warrants. The special warrants would be automatically exercised upon receipt of regulatory approval of the prospectus.

COAL

Annual Average Coal Prices 1993 – 2002
—— Domestic realized – $CAD per tonne
- - - - Export reference – U.S.$ per tonne metallurgical
· · · · · Export reference – U.S.$ per tonne thermal


60
50
40
30
20
10
0
1993
1998
2002

Coal Sales
thousands of tonnes


20,000
15,000
10,000
5,000
0
17,982
11,509
2001
2002
Export
Domestic



PAINTEARTH MINE BOTTOM-DUMP COAL HAULERS MAKING DELIVERIES TO BATTLE RIVER GENERATING STATION.

HIGHLIGHTS

> **Sherritt and Ontario Teachers' Pension Plan expand and redirect coal holdings in February 2003 transactions**

- **Sherritt acquired for $113 million, plus its share of working capital, a 50% interest in the thermal coal assets and other mineral interests that formed Fording's prairie operations**
- **Sherritt acquired 6.3% of units of Fording Canadian Coal Trust for $107 million**
- **Luscar exchanged its direct interest in its metallurgical coal assets for 6.3% of the units of Fording Canadian Coal Trust**

> **Coal sales totalled 18 million tonnes in 2002**

> **Sheerness mine completed its seventh year without a lost-time injury**

Coal

Sherritt Coal Partnership II ("SCPII"), a partnership owned equally by subsidiaries of Sherritt and Ontario Teachers' Pension Plan, initiated a cash takeover bid to purchase all of the outstanding shares of Fording Inc. ("Fording") in October 2002. Fording responded to the initial offer by announcing its intention to convert into an income trust under a plan of arrangement. Shortly thereafter, Teck Cominco Limited ("Teck") and Westshore Terminals Income Fund ("Westshore") reached an agreement with Fording to participate in its income trust. Subsequently, SCPII revised its offer to create its own trust structure comprising Fording's metallurgical coal and industrial mineral assets and certain metallurgical coal assets and port facilities jointly owned by Luscar and CONSOL Energy Inc. ("CONSOL") and offering Fording shareholders a combination of cash and units in this newly created trust.

SCPII, Fording, Teck and Westshore reached an agreement on January 13, 2003 to combine certain metallurgical coal assets and port facilities jointly owned by Luscar and CONSOL with the metallurgical coal assets of Fording and Teck. SCPII withdrew its competing offer for Fording as part of the agreement. The metallurgical assets were to be transferred under the agreement to the Fording Coal Partnership, 65% owned by the newly created Fording Canadian Coal Trust ("Fording Trust") and 35% owned by Teck. Fording shareholders were offered a combination of cash and units in the Fording Trust. Fording shareholders approved the plan of arrangement on February 19, 2003 and various transactions transferring assets and establishing the initial investors in the Fording Trust closed on February 28, 2003.

SCPII, as part of the Fording transactions, acquired the thermal coal assets and other mineral interests that formed Fording's prairie operations for $225 million plus cost of acquired working capital. Sherritt's coal business will now be focused on markets where coal is used to generate electricity or to provide heat for industrial processes. This is expected to provide greater earnings stability and more opportunities for growth supplying competitively priced energy to North American markets. Luscar will manage these assets.



THE NEWLY ACQUIRED GENESEE MINE IS A TYPICAL MINE-MOUTH PRAIRIE POWER PLANT SUPPLY OPERATION.

The assets acquired include interests in the 3.5 million tonne capacity Genesee mine, which is the exclusive supplier to the adjacent EPCOR Genesee generating station, and the 15 million tonne per year mining contract for TransAlta Corporation's Highvale and Whitewood mines, which also serve nearby generating plants. The Genesee power plant is adding 450 megawatts of capacity, which is expected to be on stream in 2005, requiring higher coal deliveries. TransAlta has also announced its intention to expand its Keephills unit, which would require more coal from Highvale mine, likely in the latter half of the decade. The extensive reserve and resource base acquired provides a significant stream of royalty income from coal and other minerals as well as potential future coal mine locations. These prairie operations generated operating earnings before depreciation of $44 million as reported by Fording in 2002, excluding earnings from the Highvale mine.

Luscar, in exchange for contributing its metallurgical coal assets to Fording, received 3.0 million units of Fording Trust, representing an approximate 6.3% ownership interest. In addition, Sherritt purchased an additional 6.3% of Fording's trust units. The Fording Trust will benefit from the operational and marketing synergy expected to result from the consolidation of all the major metallurgical coal operations in Canada. The Trust is expected to pay quarterly cash distributions to unitholders, the amount of which will depend on the profitability of its metallurgical coal and other businesses, except that for 2003 such distributions will also include special distributions of $1.48 per unit.

The Coal business changed its methodology of analyzing revenue and operating results at the end of 2002. Previously, revenue and operating results were split between its export and domestic businesses. The transfer of Luscar's metallurgical assets to Fording and the purchase by SCPII of Fording's prairie operations will result in a significant reduction in the volume of export coal with the Coal unit focusing on thermal coal. Accordingly, this review of Coal operations focuses on the results for thermal coal assets and metallurgical coal assets.

The core of Luscar's thermal coal mining operations during 2002 was the Boundary Dam, Paintearth, Poplar River and Sheerness mines, which supply coal to adjacent power plants. These mine-mouth operations are exclusive suppliers to the generating facilities they serve and under the terms of their long-term contracts, revenues they receive are escalated annually. Large, efficient draglines are used by Luscar to mine these coal deposits, which are generally flat lying, relatively shallow and undisturbed. Thermal coal was also sold from the Bienfait, Coal Valley, Obed Mountain and Line Creek mines to electricity generators and industrial customers in Canada and major electricity generators in the Pacific Rim.

Luscar's key metallurgical coal mining operations in 2002 were the Line Creek and Luscar mines. Trucks and shovels are used to extract coal from these mines given the rugged terrain in which they are located and their often complex geological conditions, with many folds and faults. Most of the metallurgical coal produced by these mines is sold to steel makers in the Pacific Rim, the Americas and Europe.

Luscar also produces value-added products related to its coal mining operations. A char plant, located at the Bienfait mine, produces char from lignite coal that is sold to charcoal briquette manufacturers. A line of humalite products (derived from weathered coal material) that potentially has a wide range of uses for agricultural, horticultural, environmental and industrial users is being developed.

Coal – Financial Highlights (thousands of dollars)	2002	May 12 to December 31 2001(1)
Revenue	**$ 298,557**	$ 204,450
Operating, selling, general and administrative	**229,597**	152,022
	68,960	52,428
Depletion and amortization	**43,190**	27,425
Provision for site restoration and abandonment	**7,276**	4,850
Operating earnings	**$ 18,494**	$ 20,153
Capital expenditures	**$ 25,518**	$ 8,303

(1) Luscar Energy was formed on February 20, 2001 and acquired Luscar Coal Income Fund and related companies on May 11, 2001.

Coal operating earnings were $18.5 million on revenues of $298.6 million for the year ended December 31, 2002 compared with operating earnings of $20.2 million on revenues of $204.5 million for the period from May 12 to December 31, 2001.

Revenue from thermal coal operations was $221.6 million compared with $149.1 million during the period May 12 to December 31, 2001. Approximately 50% of thermal coal revenue was derived from core mine-mouth operations. On an annualized basis, sales from the mine-mouth operations were comparable with the prior year. Other revenue from thermal coal operations is derived from short-term contracts for the sale of coal to industrial customers and other domestic and overseas electric utilities. Thermal coal operations also included contract mining at the Highvale mine, which was terminated on December 31, 2002, but began again with the acquisition of the Fording prairie assets. On an annualized basis, revenue from thermal coal operations was lower than the prior year primarily due to lower sales volumes to customers other than mine-mouth utilities. In the domestic market, mild weather in eastern Canada at the beginning of the year reduced demand from Ontario Power Generation. In the export thermal coal market, oversupply during 2002 resulted in intense competition among world suppliers, significantly lowering spot prices during the second half of the year.

Revenue from metallurgical coal operations was $77.0 million compared with $55.4 million during the period May 12 to December 31, 2001. On an annualized basis, sales from metallurgical coal operations decreased due to lower production at the Luscar mine, where reserves are expected to be depleted by the end of 2003.

Coal – Volumes and Prices	2002	May 12 to December 31 2001(1)
Sales Volumes (thousands of tonnes) (2)		
Thermal	**16,777**	10,643
Metallurgical	**1,205**	866
	17,982	11,509
Realized Prices ($ per tonne)		
Thermal	**$ 13.20**	$ 14.00
Metallurgical	**63.92**	64.00

(1) Luscar Energy was formed on February 20, 2001 and acquired Luscar Coal Income Fund and related companies on May 11, 2001.
(2) Represents Sherritt's 50% share.

Luscar's operating margin (calculated after site restoration and abandonment but before selling and administrative costs and depletion and amortization) from thermal operations was $3.41 per tonne compared with $4.14 per tonne for the period May 12 to December 31, 2001. The lower average operating margin resulted from a higher proportion of shipments from the Highvale mine, where margins are lower than average, and reduced sales volumes to customers supplied by rail, where margins are generally higher than average. In the export thermal coal market, realized prices vary according to coal quality, regional supply and demand and transportation costs. During 2002, oversupply in world thermal coal markets resulted in lower margins for export shipments.

Operating margin from metallurgical operations was $5.70 per tonne compared with $7.68 per tonne for the period May 12 to December 31, 2001. The lower average operating margin was largely due to higher rail rates for all metallurgical coal and higher production costs from the remaining pits at the Luscar mine. The average realized price in 2002 was comparable with the prior year period, as fundamentals in the export metallurgical coal market remained strong. Operating, selling, general and administrative costs also included the receipt of $10.1 million from a legal settlement relating to the engineering, design, manufacture and commissioning of a coal conveyor system at the Line Creek mine, which was not included in the operating margin per tonne noted above.



INVESTMENT IN A NEW SCRAPER FLEET AT BOUNDARY DAM MINE HAS INCREASED THE EFFECTIVENESS AND REDUCED THE COST OF RECLAMATION ACTIVITIES.

Capital expenditures by the Coal unit amounted to $25.5 million compared with $8.3 million during the period May 12 to December 31, 2001. In addition to spending to maintain and upgrade mine operations, the 2002 capital program included a dragline tub replacement at Poplar River mine, replacement of reclamation equipment at Boundary Dam mine and a one-time upgrade of business systems.

METALS

HIGHLIGHTS

> Record finished nickel production of 31,694 tonnes

> Record finished cobalt production of 3,065 tonnes (the seventh consecutive annual production record)

> Record mixed sulphides production of 33,382 tonnes of contained nickel and cobalt (the third consecutive annual production record)

> Fort Saskatchewan site achieved one million exposure-hours without a lost-time injury



SHERRITT'S FORT SASKATCHEWAN REFINERY PRODUCES HIGH-QUALITY NICKEL BRIQUETTES.

Annual Average Nickel Prices 1993 – 2002
London Metal Exchange – US$ per pound



5
4
3
2
1
0
1993
1998
2002

Nickel Production
tonnes



20,000
15,000
10,000
5,000
0
13,717
14,322
14,035
14,613
15,847
1998
2002

Annual Average Cobalt Prices 1993 – 2002
Metal Bulletin 99.3% – US$ per pound



30
24
18
12
6
0
1993
1998
2002

Cobalt Production
tonnes



2,000
1,500
1,000
500
0
1,322
1,385
1,427
1,471
1,533
1998
2002

Metals

The Metals business produces mixed sulphides containing nickel and cobalt at mining and processing facilities at Moa, Cuba. These mixed sulphides are shipped to Canada and then transported by rail to the metals refinery in Fort Saskatchewan, Alberta to produce finished nickel and cobalt. The Fort Saskatchewan site also contains fertilizer and utilities operations, which provide critical inputs to the metals refinery and produce agricultural fertilizer for sale primarily in western Canadian markets.

Metals – Financial Highlights

(thousands of dollars)	2002	2001
Revenue	**$ 252,925**	$ 230,253
Operating, selling, general and administrative	**195,623**	207,016
	57,302	23,237
Depletion and amortization	**17,128**	18,524
Site restoration and abandonment	**1,036**	982
Operating earnings	**$ 39,138**	$ 3,731
Capital expenditures	**$ 13,718**	$ 19,772

The Metals business generated operating earnings of $39.1 million on revenue of $252.9 million in 2002, compared with operating earnings of $3.7 million on revenue of $230.3 million in 2001. The $22.7 million increase in revenue resulted from record nickel and cobalt sales volumes, higher realized nickel prices and higher fertilizer sales volumes, partly offset by lower realized cobalt prices.

Operating, selling, general and administrative costs decreased by 6% in 2002 to $195.6 million primarily reflecting reduced sulphuric acid consumption at the Moa mining and processing facilities as a result of process optimization initiatives and lower average natural gas costs at the refinery, partly offset by higher fuel costs at Moa due to higher world oil prices. Operating, selling, general and administrative costs in 2002 included a $4.2 million bad debt provision for nickel sales to a customer that is currently under compulsory liquidation in Europe. This loss represented the first material bad debt experienced by the Metals Enterprise in its eight-year history and resulted in a full review and update of credit procedures.

Capital expenditures of $13.7 million in 2002 were slightly below the expected expenditures of $15.0 million, reflecting the timing of completion of projects. The expenditures were primarily directed towards sustaining projects, with the remainder comprising environmental and refurbishment initiatives.

Metals – Volumes and Prices

	ì ð ð ì	2 0 0 1
Î ¿ ´» - Ê±´« ³ »- (1)		
Nickel (thousands of pounds)	**33,836**	33,125
Cobalt (thousands of pounds)	**3,418**	3,295
Fertilizers (thousands of tonnes)	**235**	205
Ð®±¼ ½¬ ±² Ê±´« ³ »- (tonnes) (1)		
Mixed sulphides containing nickel and cobalt	**16,691**	16,180
Nickel	**15,847**	14,613
Cobalt	**1,533**	1,471
Î »¿ ´ ¦ »¼ Ð®· ½» ({$ per pound)		
Nickel	**$ 4.82**	$ 4.00
Cobalt	**11.02**	15.17
ß ª»®¿ ¹» Î »º»®» ² ½» Ð®· ½» - (U.S.$ per pound)		
Nickel	**$ 3.07**	$ 2.70
Cobalt	**6.93**	9.56

(1) Represents Sherritt's 50% share of the Metals Enterprise and Sherritt's marketing and trading activities.



AT MOA, A NEW REJECT TREATMENT CIRCUIT WILL RESULT IN IMPROVED ORE RECOVERY AND LOWER MINING COSTS.

The Moa facility continued to achieve production gains in 2002 and established another production record of 33,382 tonnes of nickel plus cobalt contained in mixed sulphides, 1,022 tonnes higher than the previous record established in 2001. This record reflected higher ore grades, continued debottlenecking initiatives and capital investments targeted at maintaining plant reliability.

The Fort Saskatchewan refinery also established production records for both nickel and cobalt. Total finished nickel production of 31,694 tonnes exceeded the previous record established in 2001 by 8%, while total finished cobalt production of 3,065 tonnes surpassed the 2001 record by 4%, resulting in the seventh consecutive year of record cobalt production. These achievements were largely due to reduced process variability and higher metals concentration within the refining facility.

Nickel prices on the London Metal Exchange ("LME") opened the year at U.S.$2.65 per pound, climbed steadily to a high of U.S.$3.50 per pound in July, and closed the year at U.S.$3.22 per pound. The average LME nickel settlement price for 2002 was U.S.$3.07 per pound, 14% higher than the 2001 average of U.S.$2.70 per pound, due largely to improving nickel market fundamentals, such as increased stainless steel demand, low availability of stainless steel scrap and the absence of significant new global nickel production capacity. The 2002 average LME nickel settlement price was 6% higher than the five-year average.

During 2002, the Metal Bulletin 99.3% free market cobalt price traded in a range between U.S.$6.10 per pound and U.S.$8.45 per pound, averaging U.S.$6.93 per pound for the year, 28% lower than the average price for 2001. The lower cobalt price reflected weak global demand, particularly in the super alloy sector. The 2002 average 99.3% Metal Bulletin free market cobalt price was 45% lower than the five-year average.

Metals' fertilizer operations generated $2.5 million of operating earnings during the year compared with a loss of $6.4 million in 2001, reflecting higher production volumes, particularly of market-preferred ammonium super sulphate and lower natural gas costs.

OIL AND GAS


Annual Average Oil Prices 1993 – 2002
—— WTI sweet – U.S.$ per barrel
- - - - U.S. Gulf Coast Fuel Oil No. 6 – U.S.$ per barrel
40
30
20
10
0
1993
1998
2002


Net Oil Production
barrels per day
25,000
20,000
15,000
10,000
5,000
0
11,102
14,878
18,226
21,463
22,271
1998
2002



NEW FACILITIES AT YUMURI WILL ENHANCE CUBAN OIL PRODUCTION.

HIGHLIGHTS

> **Record annual average net daily oil production of 22,271 barrels of oil per day (the sixth consecutive annual net oil production record)**

> **Net proved reserves in Cuba increased 19% to 24.0 million barrels**

> **Production sharing agreement signed with the Cuban state oil company for exclusive exploration rights on four deepwater blocks off the north coast of Cuba**

Oil and Gas

Sherritt holds indirect working interests varying from 40% to 100% in ten exploration production-sharing contracts in Cuba, which involve the exploration for and development of new oil and gas reservoirs or the extension of the field boundaries of existing reservoirs. These include exclusive exploration rights on four blocks in the deepwater economic zone off the north coast of Cuba, which were acquired in 2002. Sherritt also holds a 100% indirect interest in four enhanced production-sharing contracts with the Government of Cuba. The enhanced production-sharing contracts require Sherritt to provide services and technical assistance to rework and enhance the production of selected wells or to drill new wells in existing oil fields.

Sherritt also indirectly holds working interests varying from 15% to 29% in the Casablanca, Rodaballo, Boqueron and Barracuda oil fields, all located offshore in the Gulf of Valencia, Spain, and an indirect 30% interest in the Ghauspur natural gas concession in Pakistan's central Indus Basin.

Oil and Gas – Financial Highlights

(thousands of dollars)	2002	2001
Revenue	$ 218,766	$ 176,689
Operating, selling, general and administrative	45,171	39,056
	173,595	137,633
Depletion and amortization	73,331	62,016
Site restoration and abandonment	1,405	1,630
Operating earnings	$ 98,859	$ 73,987
Capital expenditures	$ 90,912	$ 78,984


N
STRAITS OF FLORIDA
USA-CUBA MARINE BOUNDARY
MEXICO-CUBA MARINE BOUNDARY
Legend
Sherritt Blocks
Block Boundaries
Marine Boundaries
PUERTO ESCONDIDO/CANASI
YUMURI/SEBORUCO
VARADERO
HAVANA
BLOCK 9
CARIBBEAN SEA

[illegible]

[illegible]

	2002	[illegible]
Gross Working Interest Oil Production [illegible]		
[illegible]	13,963	10,979
[illegible]	215	266
	14,178	11,245
Net Oil Sales Volume [illegible]		
[illegible]	7,914	7,568
[illegible]	215	266
	8,129	7,834
Realized Prices [illegible]		
[illegible]	$ 26.57	$ 21.49
[illegible]	36.92	37.58
Average Reference Prices [illegible]		
[illegible]	$ 20.43	$ 16.92

[illegible]

Approximately 96% of Oil and Gas revenue was derived from oil production in Cuba. Gross working interest oil production in Cuba increased by 27% in 2002 to average a record 38,256 barrels per day compared with 30,079 barrels per day in 2001. The higher production primarily arose from new wells in the Canasi, Puerto Escondido and Yumuri fields in Cuba. Sherritt's share of this production averaged 21,682 barrels per day in 2002 compared with 20,735 barrels per day in 2001. Following recovery of capital investments made in most of the production blocks during the year, Sherritt received a lower share of total oil production, reflecting the profit oil component of oil production, as stipulated in the production-sharing arrangements. The gross working interest exit rate of oil production for 2002 was approximately 46,870 barrels per day compared with 35,426 barrels per day at the end of 2001.


N
CAS-7
CAS-8
CAS-6
CAS-9
CANASI

SOPHISTICATED HORIZONTAL DRILLING TECHNIQUES ALLOW OFFSHORE OIL DEPOSITS TO BE ACCESSED FROM ONSHORE DRILLING LOCATIONS.

During 2002, Sherritt concentrated its drilling efforts towards the development of known reserves along the north coast of Cuba in order to maximize production and take advantage of relatively high oil prices. A total of thirteen development wells and three exploration wells were drilled in Cuba during the year. All of the development wells were successful and are contributing to production. The first exploration well encountered reserves but failed to produce at economic rates. The other two exploration wells were suspended after failing to encounter the expected reservoir.

Net proved reserves in Cuba increased from 20.2 million barrels at the end of 2001 to 24.0 million barrels at the end of 2002, reflecting the benefit of successful development drilling during the year. These reserve increases were achieved at an average cost for finding and developing reserves of $6.90 per barrel.

Oil production in Cuba is sold to an agency of the Cuban government at sales prices based on an international reference price for fuel oil of comparable quality. The average U.S. Gulf Coast Fuel Oil No. 6 reference price increased 21% from U.S.$16.92 per barrel in 2001 to U.S.$20.43 in 2002, slightly below the five-year high of U.S.$20.76 experienced in 2000.

Natural declines continued in Spain and resulted in a 19% decrease in production during the year. In Pakistan, the government approved a plan for development of the Badar discovery, of which Sherritt's share is estimated to have a net total of 15.4 billion cubic feet of proven natural gas.

OTHER BUSINESSES

HIGHLIGHTS

- **75 megawatts combined cycle phase of the Varadero power generation project connected to Cuban power grid in February 2003**
- **Sherritt acquired all the shares of Sherritt Power and exchanged Sherritt Power's public debt for unsecured notes of Sherritt in March 2003**
- **Cubacel's cell phone subscriber base more than doubled to almost 18,000 customers**
- **Cubacel installing new equipment and technology to handle anticipated future growth**



SHERRITT POWER'S VARADERO COMBINED CYCLE FACILITY HAS BEEN CONNECTED TO THE CUBAN GRID.

Other Businesses

Other Businesses – Financial Highlights

(thousands of dollars)	2002	2001
Revenue	$ 36,150	$ 25,226
Operating, selling, general and administrative	28,269	17,942
	7,881	7,284
Depletion and amortization	7,341	6,864
Operating earnings	$ 540	$ 420
Share of loss of equity investments	$ 2,016	$ 679
Capital expenditures	1,282	5,024

Revenue and operating earnings from the Other Businesses segment is made up of Sherritt's share of the telecommunications and soybean-based food processing businesses. The share of loss of equity investments is comprised of Sherritt's share of income from tourism investments and the net loss of Sherritt Power. Sherritt Green, the Corporation's 50% interest in a Cuban market garden joint venture, is accounted for at cost.

Operating earnings from Other Businesses of $0.5 million were generated on revenues of $36.2 million in 2002 compared with operating earnings of $0.4 million on revenues of $25.2 million in 2001. The increase in earnings primarily resulted from the full-year impact of the PDS facility, which started selling products during the second quarter of 2001. The share of loss of equity investments increased by $1.3 million to $2.0 million primarily reflecting lower tourism earnings and a higher loss by Sherritt Power.

Cubacel minutes billed
(millions)


50
40
30
20
10
0
16
25
31
34
38
1998
2002

Revenue from the telecommunications business remained flat in 2002 at approximately $17.5 million. Cubacel's subscriber base more than doubled to almost 18,000 users by the end of 2002, reflecting strong growth in the prepaid subscriber market in response to new subscriber activation promotions in the latter half of the year. This increase was offset by a 31% decrease in average revenue per user to U.S.$189 per month. The reduction in the average revenue per user resulted from the significant increase in the number of prepaid subscribers, which tend to generate lower revenue per customer, and lower roaming revenue due to reduced tourism and competition from a new provider of international cellphone coverage.

The PDS plant, which produces texturized soy protein, soy flour, soy meal, crude soy oil and lecithin, primarily for the Cuban market, is currently operating at a reduced capacity as markets are developed for value-added products.

Sherritt Power's net loss increased in 2002 over the prior year reflecting a slight reduction in the amount of power sold as a result of scheduled inspection and maintenance work and higher expenses. Commissioning of Sherritt Power's combined cycle phase of the Varadero project commenced in late 2002 and, as of the first quarter of 2003, the facility is connected to the Cuban grid and ramping up to supply an additional 75 megawatts of net power capacity. Once the Varadero combined cycle facility is fully on stream, Sherritt Power will have a one-third interest in net power capacity of 226 megawatts, representing about 10% of Cuba's electricity requirements. These facilities are designed to produce low-cost reliable power utilizing natural gas from Cuba's petroleum fields and to recover natural gas liquids and sulphur from the gas stream, providing a positive impact on air quality.

Delays in the construction schedule of the combined cycle phase of the Varadero plant have resulted in a delay in the expected revenue stream from this phase and increased capital costs. In 2002, Sherritt Power announced that it was evaluating various alternatives to provide the necessary financial flexibility to meet the scheduled repayment under its 12.125% notes in March 2003 and to provide the funds to invest in gas-related infrastructure. In January 2003, Sherritt made a proposal to Sherritt Power that would result in owners of Sherritt Power's equity and 12.125% notes exchanging their interests for equity and unsecured notes of Sherritt. Sherritt Power security holders accepted the enhanced proposals March 25, 2003 and the transactions were completed March 28, 2003. Owners of the Sherritt Power notes (other than Sherritt) received approximately 12.7% of the principal value of the Sherritt Power notes in cash and 87.3% of the principal value of the notes in the form of 9.875% Sherritt senior unsecured notes due March 31, 2010. The transactions also provided common shareholders of Sherritt Power (other than Sherritt) 1.45 restricted voting shares of Sherritt for each common share of Sherritt Power owned. As a result, Sherritt Power has become a wholly owned subsidiary of Sherritt.

Reduced levels of global tourism impacted occupancy at the two hotels the Corporation partially owns, resulting in lower earnings by our tourism investments.

Capital expenditures by the Other Businesses unit of $1.3 million during the year were largely incurred by the telecommunications business to support the development of an internet service provider business and replacement of equipment and software. Cubacel acquired a new switch, which is expected to be operational during the second quarter of 2003, to ensure sufficient capacity exists to handle anticipated future growth.

Sherritt has total assets of approximately $2.2 billion following the purchase of Fording's prairie operations and the successful completion of the Sherritt Power amalgamation. Strong earnings and operating cash flows are expected during 2003, reflecting the inclusion of Fording's prairie operations and Sherritt Power on a 100% basis, and the belief commodity prices will remain strong during the year. A number of initiatives will be considered to address lower overall cash balances following the investments made in the first quarter of 2003.

Management continues to evaluate prospects for growth and intends to utilize this strong asset base and cash flow to implement growth opportunities as well as to pursue initiatives to unlock shareholder value.

Coal

Sherritt's share of coal production is expected to be approximately 17 million tonnes in 2003, reflecting the purchase of Fording's prairie assets and the transfer of the Luscar and Line Creek mines at the end of February 2003. The net result of these transactions is expected to increase operating earnings of the Coal business in 2003. Sherritt's share of net earnings of the Coal business in 2003 will also include distributions from Fording Trust units including those received by Luscar through the transfer of its metallurgical coal assets and the Fording Trust units purchased directly by Sherritt. Net earnings from Coal will also include approximately $10 million of income anticipated as a recovery through one of Luscar's coal supply agreements in connection with the redemption of a promissory note in May 2003.

Export thermal coal markets are expected to continue to experience oversupply and low prices during 2003. The Coal Valley and Obed Mountain mines were cut back to dragline only operations in late 2002 and in early 2003 operations were suspended at Obed Mountain. This will reduce sale of thermal coal in export markets and via rail delivery in Canadian markets by about 1.5 million tonnes. These two mines may face further adjustments to output levels depending on market conditions for thermal coal.

Capital expenditure expectations for the Coal business are approximately $28 million in 2003, including expenditures on the newly acquired thermal coal operations.

Metals

The Metals business has a demonstrated ability to operate pressure hydrometallurgical processes for the production of high-quality nickel and cobalt. Production capabilities are expected to remain essentially unchanged in the short term, with efforts concentrated on incremental process improvements, sustaining capital and environmental initiatives. Longer term, Sherritt will continue to review opportunities to expand the output capability of Metals in order to take advantage of abundant lateritic nickel deposits in Cuba and the strengthening nickel prices expected over the next few years, reflecting a continuation of increased stainless steel demand, low availability of stainless steel scrap and the absence of significant new global nickel production capacity. Sherritt will also review opportunities to minimize the impact of expected continued high energy and raw material costs, which would offset some of the potential gains from the anticipated higher nickel prices.

Capital expenditures for the Metals business are expected to be approximately $20 million in 2003.

Oil and Gas

The Oil and Gas business is expected to continue its strategy of balanced reserve growth and generation of sustainable levels of free cash flow. Sherritt's 2003 net oil production in Cuba is expected to remain relatively constant with the level experienced in 2002.

Capital expenditures are expected to be approximately $110 million for 2003 and will be mainly focused on continued development of known reserves along the north coast heavy oil trend in Cuba, construction of facilities, seismic commitments for the newly acquired offshore blocks and exploration drilling in the vicinity of the Varadero producing trend.

Opportunities will also be sought internationally for new prospects utilizing Sherritt's expertise in operating in fold and thrust belt geologies and with horizontal drilling technologies.

Other Businesses

Sherritt will continue to consider incremental power or steam generation opportunities, particularly in Canada where it can utilize its extensive coal reserves. Sherritt will also consider opportunities for gas-related or other forms of power generation in Canada and internationally.

Cubacel intends to continue its strategy of aggressively expanding its subscriber base. During 2002, discussions commenced with Cuban regulators regarding options to expand in Cuba and with compatible cellular providers in Canada for automatic roaming capabilities in Cuba, both of which will provide additional revenue for Cubacel.

PDS will pursue opportunities to maximize consumption of its products in Cuba as well as continue to develop markets for its value-added products internationally.

Sherritt will continue to pursue opportunities to enhance returns from these businesses as well as evaluate their performance in terms of their long-term carrying value.

Changes in Accounting Policy

There have been recent releases related to changes in accounting standards in Canada. These include rules for determining when hedge accounting may be used, financial instruments recognition and measurement, guarantees and special purpose entities. The Corporation is in the process of assessing the impact of these releases. Although the assessment is not complete, the Corporation does not believe that these releases will have a significant impact on its financial results.

RISK MANAGEMENT

Sherritt is exposed to a number of risks in each of its businesses. Sherritt's general philosophy is to manage risks to the Corporation and each of its businesses to an acceptable level, without hindering the ability to maximize returns. Management has established procedures to identify and manage significant operational and financial risks.

Sherritt implemented a number of credit risk policy improvements during 2002. These included changes to sales contracts, procedures for contract approvals and ongoing evaluation of credit terms for existing customers. Guidelines were also established for the use of credit insurance to reduce the risk of collection of customer receivables.

Significant business risks and strategies designed to manage such risks are discussed below.

Commodity Risk

Sherritt's principal businesses include the sale of several commodities. Revenues, earnings and cash flows from the sale of nickel, cobalt, oil and export-destined coal are sensitive to changes in market prices, over which the Corporation has little or no control. The Corporation has the ability to address its price-related exposures through the limited use of options, futures and forward contracts; however, the Corporation generally does not enter into such arrangements. Sherritt reduces the business cycle risks inherent in its commodity operations through industry diversification.

Market risks associated with commodities used by Sherritt's businesses are not considered material to the Corporation's overall financial position, results of operations or liquidity. However, in order to manage price volatility related to certain consumables, Sherritt's businesses may on occasion enter into short-term purchase arrangements that fix the price for certain commodities, including diesel fuel, natural gas, electric power, sulphuric acid and sulphur.

Currency Fluctuations

Many of Sherritt's businesses undertake transactions in currencies other than the Canadian dollar. The Corporation is also sensitive to foreign exchange exposures when commitments are made to deliver products quoted in foreign currencies or when the contract currency is different from the product price currency. The Corporation has the ability to address its currency-related exposures through the use of foreign exchange contracts, however generally does not enter into such arrangements. The Coal business has U.S. dollar denominated debt, of which Sherritt's share is U.S.$137.5 million. Interest on this debt is payable in U.S. dollars and acts as a natural hedge against currency fluctuations related to a portion of Sherritt's U.S. dollar denominated revenue.

Sensitivity Analysis

The following table identifies the approximate sensitivity of Sherritt's 2002 financial results to changes in selected product prices and volumes. These may not necessarily be indicative of sensitivities on future results. Sensitivities have not been provided for the Coal business since, as a result of the transfer of its metallurgical coal assets to the Fording Trust in early 2003, the majority of Luscar's coal is now sold under long-term coal supply agreements at prices that tend to be stable.

Sensitivity of Earnings to Changes in Certain Commodity Prices and Volumes

Factor	Change	Approximate annual change in net earnings (millions of dollars)	Approximate annual change in basic EPS ($/share)
Prices			
Nickel – LME price per pound	U.S.$0.10	2.8	0.03
Cobalt – Metal Bulletin price per pound	U.S.$1.00	2.7	0.03
Oil – U.S. Gulf Coast Fuel Oil No. 6 price per barrel	U.S.$0.50	3.5	0.04
Volumes			
Nickel – tonnes	1,000	2.0	0.02
Cobalt – tonnes	100	0.3	–
Oil – barrels per day	1,000	5.0	0.05

Interest Rates

Short-term borrowings of $32.1 million at December 31, 2002, used to meet working capital requirements, are largely financed at variable interest rates. To manage the risk of increases in interest rates, the Corporation's long-term debt obligations have fixed rates of interest that range from 6% to 12.75% and have maturities ranging from 2004 to 2011. As at December 31, 2002, approximately 91% of the Corporation's total debt was subject to fixed interest rates.

The Coal business has an interest rate swap outstanding, which fixes the interest rate of $50.0 million of floating rate debt at 5.72% plus the applicable interest rate margin. This swap matures in December 2003 and was originally established to hedge Luscar Coal's exposure to its floating interest rate debt, which was repaid in October 2001. No other derivative financial instruments were utilized to mitigate interest rate risk.

Significant Customers

Five of Luscar's mines derive substantially all of their respective revenue from single customers or groups of affiliated customers and Sherritt's newly acquired interests in the Genesee mine and the Highvale and Whitewood mine contracts are each tied to a single customer. The loss of one or more of these customers could result in the closure of the respective mine, the loss of the mining contract or, in some cases, the sale of the mine to the customer.

The Oil and Gas business and Sherritt Power derive substantially all of their respective revenue from single customers, both of which are agencies of the Government of Cuba. PDS has a relatively wide customer base; however, most of these customers are agencies of the Government of Cuba. The ability of Cuban entities to make payments in foreign currencies and the Cuban government's future policies relating to foreign investors and foreign exchange payments could be affected by the political environment and economic pressure resulting from its limited access to foreign exchange. Sherritt is entitled to the benefit of certain assurances received from the Government of Cuba and certain agencies of the Government of Cuba that protect it from adverse changes in law, although such changes remain beyond the control of the Corporation and the effect of any such changes cannot be accurately predicted. Since 2000, Sherritt has had an arrangement to provide extended terms of credit for oil sales in Cuba during periods of high oil prices. Payment terms may be extended under this arrangement up to 180 days and bear interest at 14%.

Environment, Health and Safety Considerations

Sherritt is committed to responsible environmental management and the health and safety of its employees. Environmental laws and regulations are continually evolving in all locations where the Corporation operates. Compliance with environmental regulations can require significant expenditures and there can be no assurance that the costs to ensure compliance would not materially affect the Corporation's financial condition or results of operations. Furthermore, changes in environmental legislation or regulations may also have a material adverse affect on product demand and methods of production and distribution, the impact of which is not possible to predict.

The Corporation's board of directors has an environmental, health and safety committee, which has a mandate to review environmental, health and safety policies and programs, oversee the Corporation's related performance and monitor current and future regulatory issues.

Coal mining in Canada is subject to extensive regulation by federal, provincial and local authorities. Luscar is a leader in reclamation management, restoring mined lands after coal has been removed and has won several major awards in recognition of these efforts. Regular environmental audits, which Luscar conducts at each of its mines, identify opportunities to improve environmental compliance.

During 2002, the Sheerness mine celebrated its seventh year, representing over one million employee-hours, without a lost-time injury. Luscar made a significant capital investment to increase the capacity of its land reclamation fleet in Saskatchewan. Luscar's reclamation of the former Gregg River mine will be substantially complete by the end of 2003. Luscar is a member, along with a number of its utility customers, of the Canadian Clean Power Coalition. The coalition has announced its intent to test the environmental, technical and economic viability of clean coal technology through the retrofit of a power plant by 2007 and the construction of a new clean coal power plant by 2010. Through these projects, the coalition will enhance the position of coal as a cost-efficient and environmentally responsible energy source for the future.

Site 41: Redwater
Time of Data: Monday, March 24, 2003
8:00:00 AM Mountain Standard Time

Parameter	Hourly Average
10M WS Avg	12.3 km/hr
10M WD Avg	265 Deg
SO2 Avg	0.000 ppm
NO2 Avg	0.006 ppm
NH3 Avg	0.000 ppm
RH Avg	66.1%
Delta Temp Avg	−0.1°C
10M Amb Temp Avg	−2.0°C
2M Amb Temp Avg	−1.8°C

http://www.fortair.org/

SHERRITT'S FORT SASKATCHEWAN REFINERY PARTICIPATES IN AN INNOVATIVE COMMUNICATIONS PROGRAM PROVIDING LOCAL RESIDENTS WITH ON-LINE CREDIBLE INFORMATION ON AIR QUALITY.

Metals' Fort Saskatchewan operations, together with industry, government and the community, support a regional management system to address cumulative environmental effects related to present operations. In 2002, the Corporation completed a project to transmit all air monitoring data to the Fort Air Partnership. The partnership's mandate is to supply relevant and credible data to the public, via a website, for the purpose of air quality management within the Fort Saskatchewan regional air shed. The Fort Saskatchewan site continued to demonstrate strong health and safety performance by achieving one million exposure-hours without a lost-time injury in 2002.

Environmental regulations in Cuba relating to mining operations are generally consistent with international standards. In 1994, the Cuban government granted the Metals Enterprise a grace period until December 1, 2004 to comply with any existing or new environmental laws in force in Cuba up until that time. Certain conditions and practices that existed at the time of acquisition of the Corporation's interest in the Moa mining and processing facilities were not in compliance with today's regulations. Several environmental initiatives have been initiated since 1994 in order to address these non-compliance issues and many have been resolved. During 2002, the Corporation completed the installation of two portable ambient air-monitoring stations, the first such stations in Cuba. These stations have the capability of monitoring air quality within the region by providing real-time ground level concentrations of sulphur dioxide and particulates. The health and safety performance at Moa continues to lead the Cuban mining industry.

Sherritt Oil and Gas conducts its operations in Cuba according to safety standards and practices equivalent to those established by the Government of Alberta. Oil and Gas operations in Cuba are typically conducted in producing areas where hydrogen sulphide gas is naturally associated with crude oil. Proper safety equipment is provided and employees are trained in working in environments where hydrogen sulphide gas may be present. A Cuban environmental agency conducts a quarterly air-quality monitoring program in operating areas. Prevention of the escape of hydrogen sulphide gas to the atmosphere is an ongoing focus of environmental protection programs.

Accounting provisions are made on an annual basis for future site restoration liabilities based on an estimate of the future liabilities, estimated remaining lives of properties, environmental laws and regulations and remaining reserve lives. Estimated future liabilities may be affected by changes in environmental laws and regulations and changes in operating assumptions. Future changes, if any, in regulations and cost estimates may be significant and may result in the need to change accounting estimates of environmental liabilities. The Corporation has estimated future site restoration obligations, which it believes will meet current regulatory requirements, to be approximately $95 million (including amounts already accrued).

Political Risk

The Corporation is affected by the difficult political relationship between the United States and Cuba. The United States prohibits U.S. citizens from engaging in virtually all transactions involving Cuba. The U.S. embargo thus limits Sherritt's access to U.S. capital, finance, customers and suppliers.

Under the HELMS-BURTON ACT, a law enacted in the United States in March 1996 (the "1996 Law"), U.S. nationals whose property was "confiscated", without compensation, by the Government of Cuba are entitled to sue, for up to treble damages, anyone who uses, profits from, or otherwise "traffics" in the confiscated property. The 1996 Law authorizes the President of the United States to suspend indefinitely, for successive periods of six months or less, the right of otherwise eligible claimants to file 1996 Law lawsuits. Effective February 2003, the President suspended for the fourteenth successive six-month period the right to file any such lawsuits, currently through to July 31, 2003. In July 2003, the President must announce whether he will renew that suspension for another period of up to six months.

The Corporation has received letters from U.S. nationals claiming ownership of certain Cuban properties or rights in which the Corporation has an indirect interest, and explicitly or implicitly threatening litigation. The 1996 Law may encourage these claimants to seek damages against the Corporation if the suspension of the right to file lawsuits is not renewed. Because 1996 Law lawsuits have not been authorized, the interpretation of the law by the U.S. courts is uncertain. Uncertainties over the interpretation of the 1996 Law may impose limitations on the Corporation's non-Cuban operations and on third parties that deal with the Corporation, thus affecting its commercial relationships.

Neither the Corporation nor its subsidiaries hold assets located in the United States. In addition, the FOREIGN EXTRATERRITORIAL MEASURES ACT (Canada) was amended as of January 1, 1997 to provide that any judgment given under the 1996 Law will not be recognized or enforceable in any manner in Canada. The amendments permit the Attorney General of Canada to declare, by order, that a Canadian corporation may sue for and recover in Canada any loss or damage it may have suffered by reason of the enforcement of a 1996 Law judgment abroad. In such a proceeding, the Canadian court could order the seizure and sale of any property in which the defendant has a direct or indirect beneficial interest, or the property of any person who controls or is a member of a group of persons that controls, in law or in fact, the defendant. The property seized and sold could include shares of any corporation incorporated under a law of Canada or a province.

The federal Government of Canada has also responded to the 1996 Law through diplomatic channels. Other countries, such as the members of the European Union and the Organization of American States, have expressed their strong opposition to the 1996 Law.

More generally, the U.S. embargo, adverse developments in U.S. law and underlying political tensions between the United States and Cuba are matters beyond the Corporation's control.

Significant Litigation

In October 2001, the Corporation received a statement of claim setting out a claim against it and Dynatec Corporation, brought in the Supreme Court of Victoria, Australia, by Fluor Australia Pty Ltd ("Fluor"). The claim related to alleged deficiencies in the facilities of Anaconda's Murrin Murrin mine development in Australia. The alleged deficiencies are also the subject of an ongoing arbitration commenced by Anaconda against Fluor, which was retained by Anaconda to provide engineering, procurement and construction services. Anaconda alleges that Fluor breached the services contract between them. Phase 1 of the arbitration proceedings has been completed and an award was handed down in September 2002. The Corporation understands that Phase 2 of the arbitration will commence later this year. On December 20, 2002 Fluor formally discontinued its proceeding against the Corporation and Dynatec, but reserved its rights to recommence proceedings against them at a later date. The Corporation believes Fluor's claims against it are without merit and will vigorously defend any further claim Fluor may bring.

Sherritt may also become party to legal claims arising in the ordinary course of business. Management is of the opinion that the resolution of such known claims should not have a material adverse impact on Sherritt's financial position. However, there can be no assurance that unforeseen circumstances will not result in significant costs.

EXHIBIT 4

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

The information contained in this information circular (the "Circular") is furnished in connection with the solicitation by the management of Sherritt International Corporation (the "Corporation") of proxies for use at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held on May 22, 2003 at 10:00 a.m. at the North Lobby, Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, and at all adjournments thereof, for the purposes set forth in the notice of meeting (the "Notice"). It is expected that the solicitation will be made primarily by mail but proxies may be solicited personally by employees of the Corporation, or by soliciting investment dealers which may be retained by the Corporation in the future. ***The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation*** and the total cost of the solicitation will be borne by the Corporation. The information contained herein, unless otherwise stated, is given as at April 10, 2003.

Copies of the Corporation's latest annual information form (together with the documents incorporated therein by reference), the consolidated financial statements of the Corporation for 2002 together with the report of the auditors thereon, the management's discussion and analysis of the Corporation's financial condition and results of operations for 2002, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation's last fiscal year and this circular are available upon request from the Secretary of the Corporation.

APPOINTMENT OF PROXY

The persons named in the accompanying form of proxy are representatives of management and are officers of the Corporation. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such person in the space provided in the form of proxy or by completing another proper form of proxy. Such person need not be a shareholder of the Corporation. To be valid, proxies must be deposited with the Corporation's transfer agent and registrar, CIBC Mellon Trust Company, in time for use at the Meeting.

Non-Registered Holders

Only registered holders of Restricted Voting Shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Restricted Voting Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

A. in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

B. in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the Canadian securities laws, the Corporation has distributed copies of the Notice, this Circular, the form of proxy, the 2002 annual report (which includes management's discussion and analysis) (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service company (such as ADP Independent Investor Communications Corporation ("ADP")) to forward the meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

A. have received as part of the meeting materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com;

or

B. less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 as described above;

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.***

REVOCATION

A registered shareholder who has given a proxy may revoke the proxy by:

1. completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company as described above; or

2. depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting prior to the commencement of the meeting on the day of the Meeting or any adjournment of the Meeting; or

3. in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary, at any time by written notice to the Intermediary, except that an Intermediary is not required to act on, a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the form of proxy distributed to shareholders **will, unless otherwise indicated, be voted FOR the resolution confirming By-law B of the Corporation fixing the number of directors at seven, FOR the election of directors, FOR the appointment of auditors and the authorization of the directors to fix their remuneration, and FOR the resolution confirming Amended and Restated By-law No. 1 of the Corporation.** Under cumulative voting, applicable to the Corporation as provided in the *Business Corporations Act* (New Brunswick), each holder of shares entitled to vote for the election of directors may cast a number of votes equal to the number of votes attached to the shares held by that shareholder multiplied by the number of directors to be elected, and such shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. Where a shareholder has voted for more than one candidate without specifying the distribution of votes among such candidates, the shareholder shall be deemed to have divided the votes equally among the candidates for whom such shareholder voted. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom such shareholder has directed persons in the enclosed form of proxy to vote, such shareholder must do so personally at the meeting or by another form of proxy. **On any ballot that may be called for the election of directors, the persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among all the proposed nominees whose names are set forth in the table under "Election of Directors" below, except those, if any, excluded by the shareholder in the proxy, or unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.**

The form of proxy distributed to shareholders confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice, or other matters which may properly come before the Meeting. At the time of printing this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of 100 Multiple Voting Shares and an unlimited number of Restricted Voting Shares. All of the authorized Multiple Voting Shares are outstanding and are owned by Ian W. Delaney. As of April 10, 2003, there were 103,634,389 Restricted Voting Shares outstanding. The holder of Multiple Voting Shares is entitled by the provisions of the articles of the Corporation to elect a majority of the board of directors of the Corporation under the cumulative voting provisions of the *Business Corporations Act* (New Brunswick). The rights attaching to the Multiple Voting Shares are subject to the limitations contained in the articles of the Corporation. The Multiple Voting Shares are non-transferable and automatically convert into Restricted Voting Shares on a share per share basis upon Mr. Delaney ceasing to be a director of the Corporation or upon his incapacity, death or the tenth anniversary of the date on which the Multiple Voting Shares were issued to Mr. Delaney, whichever occurs first. Each holder of Restricted Voting Shares of record at the close of business on April 10, 2003, the record date established for the notice of Meeting, will be entitled to one vote for each Restricted Voting Share held by him or her. Under the cumulative voting provisions, each holder of shares of the Corporation, entitled to vote for the election of directors, has the right to cast a number of votes equal to the number of votes attached to the shares held by that shareholder multiplied by the number of directors to be elected. A shareholder may cast all such votes in favour of one nominee or distribute them among the nominees in any manner. See "Voting of Proxies", above.

To the knowledge of the directors and senior officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation except as follows: Mr. Delaney is the holder of all of the Multiple Voting Shares.

MATTERS REQUIRING SHAREHOLDER APPROVAL

Increase in the Number of Directors

The board of directors of the Corporation has passed By-law B, fixing the number of directors of the Corporation at seven. Previously, the number of directors has been five. The board believes the increase in the number of directors will enable the Corporation to recruit strong, talented and knowledgeable new directors. The Corporation feels fortunate that The Honourable Marc Lalonde and James S.A. MacDonald have agreed to stand for election as directors to fill the new vacancies created.

The full text of the resolution ratifying and confirming By-law B is set out as Schedule "B" to this Circular, together with the full text of By-law B. Confirmation requires the positive vote of a majority of shares voted at the Meeting.

Election of directors

Following the ratification of By-law B in accordance with the foregoing, the number of directors to be elected at the Meeting will be seven. The management representatives designated in the enclosed form of proxy intend to vote for the election as directors of the Corporation of the proposed nominees whose names are set out below, as described above under "Voting of Proxies". The term of office of each of the following proposed nominees will expire at the next annual meeting of shareholders of the Corporation or when a successor is duly elected or appointed unless his office is earlier vacated in accordance with the bylaws.

Stated below is the name of each person proposed to be nominated by management as a director, all positions and offices with the Corporation currently held by him, if any, his present principal occupation or employment and the number of securities of each class of voting securities of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction. Sir Patrick Sheehy and Messrs. Owen and Pennant-Rea became directors of the Corporation on November 24, 1995. Mr. Delaney, became a director on October 25, 1995 and Mr. Maschmeyer became a director on February 28, 2002. Messrs. Lalonde and MacDonald are standing for election for the first time.

Name	Position with the Corporation	Principal Occupation	Securities Held
Ian W. Delaney	Director and Chairman	Chairman of the Corporation	100 Multiple Voting Shares, 1,616,951 Restricted Voting Shares
Daniel P. Owen[1,2,3,4,5]	Director	Chairman of Molin Holdings Limited (an investment management company)	1,277,975 Restricted Voting Shares
Rupert Pennant-Rea[1,2,3,4] .	Director	Chairman of The Stationery Office Group Ltd. (a publisher and printer)	2,391 Restricted Voting Shares
Sir Patrick Sheehy[1,2,4,5] . . .	Director	Chairman of Perpetual Income & Growth Investment Trust plc	6,207 Restricted Voting Shares
Dennis G. Maschmeyer . .	Director and President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	1,825 Restricted Voting Shares
The Honourable . . . . Marc Lalonde	Director	Senior Counsel, Stikeman Elliott LLP. Prior to January 2003, a partner of Stikeman Elliott LLP.	4,350 Restricted Voting Shares
James S.A. MacDonald[6] .	Director	Chairman, Enterprise Capital Management Inc. (an investment management company)	—

Notes:

(1) Messrs. Owen and Pennant-Rea and Sir Patrick Sheehy are members of the Audit Committee.

(2) Messrs. Owen and Pennant-Rea and Sir Patrick Sheehy are members of the Nominating Committee.

(3) Messrs. Owen and Pennant-Rea are members of the Environmental, Health and Safety Committee.

(4) Messrs. Owen, Pennant-Rea and Sir Patrick Sheehy are members of the Compensation Committee.

(5) Mr. Owen and Sir Patrick Sheehy are members of the Reserve Committee.

(6) Mr. MacDonald received fees for financial advisory services provided to the Corporation in relation to Sherritt Coal Partnership II's takeover bid for Fording Inc., and subsequent plan of arrangement.

The information as to securities beneficially owned or over which the foregoing nominees exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective directors individually.

Management does not contemplate that any of the proposed nominees will be unable to serve as a director but if any of the nominees is for any reason unavailable to serve as a director prior to the Meeting, proxies in favour of management will be voted for another nominee in the proxy holder's discretion unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in the election of directors.

If By-law B is not confirmed, the number of directors to be elected at the Meeting shall be five, and Messrs. Lalonde and MacDonald will withdraw themselves from consideration as directors.

Appointment of Auditors

The persons named in the form of proxy in favour of management intend to vote for the re-appointment of Messrs. Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation and to authorize the directors to fix their remuneration. Deloitte & Touche LLP have served as auditors of the Corporation since November, 1995. In 2002, Deloitte & Touche LLP received approximately, $3.4 million on account of auditing services and $238,000 for other services. The Auditors did not render services in 2002 with respect to internal audit and information technology matters.

Confirmation of Amended and Restated By-law No. 1

On April 8, 2003, the board of directors of the Corporation passed Amended and Restated By-law No. 1 of the Corporation. This by-law is the general By-law of the Corporation. In accordance with the *Business Corporations Act* (New Brunswick), Amended and Restated By-law No. 1 is being submitted to shareholders for confirmation. Confirmation requires the positive vote of a majority of shares voted at the Meeting.

Amended and Restated By-law No. 1 was passed by the directors to modernize the general by-law of the Corporation, to reflect certain amendments to New Brunswick law and to make the by-law more consistent with what the board believes is typical for widely held Canadian public companies. In particular, Amended and Restated By-law No. 1 differs from the previous general by-law of the Corporation in the following respects, among others:

- it specifically provides for the appointment of an audit committee of the board of directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates. The former by-law contained no such specific requirement (although, since its inception, the Corporation has had an audit committee with a majority of independent directors).
- it facilitates electronic meetings of shareholders. Subject to applicable law, it provides that a meeting of shareholders may be held by telephonic or electronic means and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting. The *Canada Business Corporations Act* has recently been amended to permit fully electronic meetings. Although the *Business Corporations Act* (New Brunswick) does not currently contain such a provision, the Corporation wishes to have the flexibility to convene electronic meetings if permitted by applicable law in the future.
- it sets the quorum for shareholders meetings as two persons present in person or by proxy representing at least 20% of the total number of shares entitled to vote at the meeting. The former quorum provision, prescribing 51% of shares entitled to vote was, in the Corporation's view, inappropriate for a widely held public company.
- it makes specific provision, lacking from the former by-law, with respect to voting by joint shareholders, executors, administrators, representatives and the like.

The full text of the resolution ratifying and confirming Amended and Restated By-law No. 1 is set out as Schedule "A" to this Circular, together with the full text of Amended and Restated By-law No. 1.

STATEMENT OF EXECUTIVE COMPENSATION

Summary compensation table for 2002

The following table sets forth for the periods indicated, the compensation of the Corporation's Chairman, its President and Chief Executive Officer and the three other most highly compensated executive officers of the Corporation measured by base salary and bonuses paid in 2002 who were serving as an executive officer at December 31, 2002. Such executive officers are referred to as the "Named Executive Officers".

	Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Other Annual Compensation[1]	Securities Under Options/ SARS Granted[2]	All Other Compensation[3]
		($)	(#)	($)	(#)
IAN W. DELANEY	2002	750,000	40,000	—	114,647
Chairman	2001	557,500	40,000	—	90,721
	2000	472,500	40,000	—	119,433
DENNIS G. MASCHMEYER	2002	575,000	—	—	94,363
President and Chief	2001	289,850	—	—	37,296
Executive Officer	2000	219,200	—	—	42,399
PATRICE MERRIN BEST	2002	375,000	35,000	—	54,853
Executive Vice President and	2001	287,917	32,250	—	43,354
Chief Operating Officer	2000	267,615	32,000	—	40,821
SAMUEL W. INGRAM	2002	350,000	32,000	—	56,399
Senior Vice President,	2001	280,099	32,000	—	50,321
General Counsel and Corporate Secretary	2000	238,750	32,000	—	60,252
JOWDAT WAHEED[4]	2002	350,000	32,000	—	51,198
Senior Vice President, Finance	2001	276,667	32,000	100,000	41,716
and Chief Financial Officer	2000	232,500	32,000	—	30,093

Notes:

(1) The amounts shown as other annual compensation were in the form of general allowances for perquisites.

(2) The Corporation maintains both a Stock Option Plan, and a Stock- Linked Compensation Plan. The latter provides for the issuance of units representing "stock appreciation rights" ("SARs"), entitling the holder, upon exercise, to a cash payment of the difference between the exercise price (the market price at the time of grant) and the current market price at the time of exercise.

(3) In 2002, Messrs. Delaney, Ingram and Waheed and Ms. Merrin Best received $105,000, $49,000, $49,000 and $52,500, respectively, of other compensation in the form of contributions to the Corporation's retirement savings programs and also received taxable benefits for life and health insurance and in the case of Mr. Ingram in respect of imputed interest on a housing relocation loan. Mr. Maschmeyer, in 2002, received $94,363 in the form of contributions to the Corporation's retirement savings programs and also received taxable benefits for life and health insurance and car allowance.

(4) Mr. Waheed served as President and Chief Executive Officer of Sherritt Power Corporation which reimbursed the Corporation one-half of Mr. Waheed's annual compensation and all other compensation.

Stock option exercises

The following table provides information concerning the financial year end value of unexercised options granted by the Corporation to the Named Executive Officers.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired On Exercise	Aggregate Value Realized	Unexercised Options[1]/SARs[2] At FY-end	Value of Unexercised In-The-Money Options/SARs At FY-end[3]
	(#)	($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Ian W. Delaney	—	—	2,915,000/ —	74,750/ —
Dennis G. Maschmeyer	—	—	310,000/ —	69,000/ —
Patrice Merrin Best	—	—	260,000/ —	69,000/ —
Samuel W. Ingram	—	—	370,000/ —	69,000/ —
Jowdat Waheed	—	—	198,333/66,667	17,250/ —

Notes:

(1) Options to purchase Restricted Voting Shares under the Stock Option Plan of the Corporation.

(2) Units granted under the Stock-Linked Compensation Plan of the Corporation.

(3) The value of options to purchase Restricted Voting Shares, and of SARs, has been calculated by comparison of the exercise price to the closing price on The Toronto Stock Exchange of the Restricted Voting Shares on December 31, 2002, which was $4.20.

Defined Benefit Pension Plan

The following table sets out the combined estimated annual benefits payable under the Corporation's Defined Benefit Pension Plan for Salaried Employees and the Executive Supplementary Pension Plan for the remuneration levels and years of service set out.

PENSION PLAN TABLE

	Years of Service				
Base Salary	25 years	30 years	35 years	40 years	45 years
$125,000	$ 49,900	$ 59,880	$ 69,860	$ 79,840	$ 89,820
$150,000	$ 60,838	$ 73,005	$ 85,173	$ 97,340	$109,508
$175,000	$ 71,775	$ 86,130	$100,485	$114,840	$129,195
$200,000	$ 82,713	$ 99,255	$115,798	$132,340	$148,883
$225,000	$ 93,650	$112,380	$131,110	$149,840	$168,570
$250,000	$104,588	$125,505	$146,423	$167,340	$188,258
$275,000	$115,525	$138,630	$161,735	$184,840	$207,945
$300,000	$126,463	$151,755	$177,048	$202,340	$227,633
$325,000	$137,400	$164,880	$192,360	$219,840	$247,320
$350,000	$148,338	$178,005	$207,673	$237,340	$267,008
$375,000	$159,275	$191,130	$222,985	$254,840	$286,695
$400,000	$170,213	$204,255	$238,298	$272,340	$306,383
$425,000	$181,150	$217,380	$253,610	$289,840	$326,070
$450,000	$192,088	$230,505	$268,923	$307,340	$345,758
$475,000	$203,025	$243,630	$284,235	$324,840	$365,445
$500,000	$213,963	$256,755	$299,548	$342,340	$385,133
$525,000	$224,900	$269,880	$314,860	$359,840	$404,820
$550,000	$235,838	$283,005	$330,173	$377,340	$424,508
$575,000	$246,775	$296,130	$345,485	$394,840	$444,195
$600,000	$257,713	$309,255	$360,798	$412,340	$463,883
$625,000	$268,650	$322,380	$376,110	$429,840	$483,570
$650,000	$279,588	$335,505	$391,423	$447,340	$503,258
$675,000	$290,525	$348,630	$406,735	$464,840	$522,945
$700,000	$301,463	$361,755	$422,048	$482,340	$542,633
$725,000	$312,400	$374,880	$437,360	$499,840	$562,320

Pension benefits are based only on the salary component of remuneration as set out in the Summary Compensation Table. At December 31, 2002, Mr. Maschmeyer's credited service was 40.5 years. The other Named Executive Officers do not participate in the Defined Benefit Pension Plan. Pension benefits are computed on a single life basis. On the death of the member, within five years after retirement, full pension benefits are guaranteed to the member's beneficiary for the balance of the five year period. The benefits listed in the table are not subject to any deduction for social security received or other offset amount.

Contracts relating to employment, change in responsibilities and termination of employment

Upon Mr. Maschmeyer's appointment as an executive officer of the Corporation, the Corporation entered into an agreement with him providing that, if his employment is terminated for reasons other than cause or disability, he will be entitled to receive salary and continued benefits for a period of 30 months, or until he reaches the age of 65, whichever occurs first.

The other Named Executive Officers do not currently have written employment contracts with the Corporation.

CORPORATE GOVERNANCE

The Corporation's Board of Directors (the "Board") has considered its corporate governance practices in light of the Guidelines for Corporate Governance (the "TSX Guidelines") adopted by the Toronto Stock Exchange ("TSX") in 1995 and is satisfied that the Board operates effectively and independently of management and that its corporate governance practices are effective and appropriate for a company of the nature of the Corporation.

The TSX published proposed amendments to the TSX Guidelines in April 2002 and November 2002 which have not, at the time of printing of this Information Circular, been adopted (the "TSX Proposals"). The TSX Proposals may be modified prior to final adoption.

The Board as a whole continues to monitor the TSX Proposals and other changes in applicable laws to ensure that its commitment to appropriate corporate governance is maintained.

The following is a statement of the Corporation's existing corporate governance practices with specific reference to the TSX Proposals as released by the TSX in November 2002. Although the proposed amendments have not as of the date hereof been adopted, the TSX is encouraging issuers to disclose their corporate governance practices against the TSX Proposals.

1. *The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and adopt a formal mandate setting out the board's stewardship responsibilities, and as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:*

The Board exercises overall responsibility for the management and supervision of the affairs of the Corporation. The Board monitors the financial performance of the Corporation and considers and approves, if appropriate, all significant strategic decisions, including all major decisions relating to acquisitions, divestitures and financings. However, the Board looks to the Corporation's senior officers to manage the business of the Corporation on a day-to-day basis and to keep the Board apprised of all significant developments affecting the Corporation and its businesses. The Board also requests and receives from management regular reports on the Corporation's compliance with various legal requirements and internal control procedures and expects management to provide it with additional reports as appropriate. A formal mandate setting out the Board's stewardship responsibilities has not been considered necessary because the allocation of responsibilities between the Board and the Chief Executive Officer are well established and understood. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to manage or supervise the business and affairs of the Corporation. In any event, the Board does specifically assume the following principal responsibilities:

a. *adoption of a strategic planning process and the approval and review, on at least an annual basis of a strategic plan which takes into account, among other things, the opportunities and risks of the business;*

The Board annually reviews and approves the Corporation's strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring, and mitigation of principal business risks, are incorporated into the annual strategy review.

b. *the identification of the principal risks of the corporation's business and overseeing the implementation of appropriate systems to manage these risks;*

The Board is responsible for ensuring that a system is in place to identify the principal risks to the Corporation and to monitor the process to manage such risks. The various committees of the Board review, report and provide recommendations to the Board on the adequacy of the Corporation's processes for identifying and managing risk.

c. *succession planning, including appointing, training and monitoring senior management and the CEO in particular;*

The Board focuses on the integrity, quality, and continuity of management required to attain the Corporation's goals. This includes appointing the Chief Executive Officer and monitoring the Chief Executive Officer's performance against a set of mutually agreed upon corporate objectives. The Nominating Committee reviews and provides recommendations to the Board on succession planning, on senior management development and on the performance of management in relation to the accomplishment of their annual objectives. Annually, the Compensation Committee measures management's performance and total compensation against the combined set of objectives comprised in the annual budget and the strategic plan.

d. *communications policies for the corporation, which policies should (i) address how the corporation interacts with analysts, investors, other key stakeholders and the public; (ii) contain measures for the corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and (iii) be reviewed at least annually; and*

The Board annually reviews a communications policy in relation to shareholders, employees, financial analysts, the media and other stakeholders. The purpose of the policy is to clearly outline procedures and practical guidelines for the consistent, transparent, regular and timely public disclosure and dissemination of material and non-material information about the Corporation and its subsidiaries. The Board receives regular reports on key communications issues. The Corporation makes its senior officers available to shareholders and, through its investor relations functions, seeks to provide clear and accessible information on the results of the Corporation's operations and investments.

e. *the integrity of the corporation's internal control and management information systems.*

The Audit Committee reviews and provides recommendations to the Board on the adequacy of the Corporation's internal control system and ensures that management, the external auditors and the internal auditors provide to the Audit Committee regular reports on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls.

2. *The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director means a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising solely from holdings in the corporation, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the corporation or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual), officer, employee or significant shareholder of an entity that has a material business relationship with the corporation. A related director is a director who is not an unrelated director or who is a member of management. A chair or vice chair of the board of directors who is not a member of management is not considered to be a related director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.*

The Board currently comprises five directors, all of whom are proposed as nominees for re-election. The Board has considered the relationship of each of the directors to the Corporation and has determined that a majority of the incumbent directors (three of five) are "unrelated" to the Corporation as that term is proposed to be defined under the TSX Proposals. Mr. Ian W. Delaney, the Corporation's Chairman, and Mr. Dennis G. Maschmeyer, the Corporation's President and Chief Executive Officer, are the only Board members who are also members of the Corporation's management, and hence "related" to the Corporation. None of the other directors have any interest or any business or other relationship which would prevent him from being considered unrelated to the Corporation. The Corporation proposes to increase the number of directors to seven, and Messrs. Lalonde and MacDonald are nominated to fill the vacancies created. Messrs. Lalonde and MacDonald are both "unrelated" to the Corporation.

Mr. Delaney is also a "significant shareholder" of the Corporation (as that term is proposed to be defined under the TSX Proposals) because he has the ability, through the Multiple Voting Shares he holds, to exercise a majority of votes for the election of the Board. None of the other directors has a relationship with Mr. Delaney which is believed to interfere with the director's ability to act with a view to the best interests of the Corporation. Accordingly, the Board has determined that a majority of the directors are also unrelated to the significant shareholder.

3. *The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose whether the board has a majority of*

unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. The board is also required to disclose the analysis supporting this conclusion, identify which directors are related or unrelated and provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the corporation.

The Board is responsible for applying the definition of "unrelated" to the circumstances of each individual director. According to the current and proposed definitions of "unrelated" and "significant shareholder", the Board has determined that it is composed of a majority of unrelated directors (see item 2 above for this analysis) and that a majority of the directors are also unrelated to the significant shareholder (see item 2 above).

4. *The board of directors of every corporation should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.*

The Board has appointed a Nominating Committee, which comprises exclusively outside directors, all of whom are "unrelated directors" under the existing and the proposed revised definition of that term. As part of its mandate, the Nominating Committee proposes and recommends to the Board candidates for election or appointment to the Board as necessary and provides for the on-going assessment by the Board of its own performance and effectiveness. To the extent possible, the Nominating Committee seeks to identify candidates who have appropriate background and expertise as well as the time available to devote to the Corporation's business. The Nominating Committee endeavours to identify candidates so that, to the extent possible, a majority of the Board will comprise directors unrelated to either the Corporation or the significant shareholder.

5. *Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.*

The Nominating Committee undertakes periodic surveys of all directors to allow each director to provide input to enable the Nominating Committee to assess the effectiveness of the Board and Committees of the Board.

6. *Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. In addition, every corporation should provide continuing education for all directors.*

The Nominating Committee is responsible for establishing and maintaining procedures for the orientation and education of new Board members concerning their role and responsibilities.

7. *Every board of directors should examine its size and composition and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making.*

The Board is required to establish appropriate practices for the regular evaluation of the effectiveness of the Board, its Committees and its members.

The Nominating Committee is expected to, among other things, give consideration to the appropriate size for the Board for the ensuing year and, on a periodic basis, oversee the evaluation of, assess and consider the effectiveness of, the Board as a whole, the Committees of the Board and the contribution of individual members.

8. *A committee of the board of directors comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions.*

The Board has appointed a Compensation Committee which currently comprises Sir Patrick Sheehy, Mr. Rupert Pennant-Rea and Mr. Daniel P. Owen, all of whom are unrelated directors. Under its mandate, the Compensation Committee is responsible for developing compensation policies for the Corporation's Chief Executive Officer and Chairman, as well as formulating compensation policies and strategies applicable more broadly to employees of the Corporation or its other senior executives.

The Compensation Committee also reviews the adequacy and form of the directors' compensation to ensure that it realistically reflects the responsibilities and risks involved in being a director of the Corporation.

9. *Subject to guidelines 8 and 13, committees of the board of directors should generally be composed solely of non-management directors, a majority of whom are unrelated directors.*

The Board annually appoints members to Committees with mandates in the following five areas: Audit Committee; Nominating Committee; Compensation Committee; Environmental, Health and Safety Committee; and Reserve Committee.

Set out below is the composition of the committees of the Board at the date of this Information Circular. The Board's intention is that each of the committees will continue to be composed of the same persons upon the election of the proposed nominees. The right-hand column entitled "Status" represents the Board's characterization of each of the members based upon the TSX Proposals. All of the Committees comprise exclusively outside and unrelated directors. Mr. Delaney, the Chairman of the Corporation, is an ex-officio, non-voting member of each Committee.

	Committee	Member	Status
1.	Audit Committee	R. Pennant-Rea*	outside — unrelated
		D.P. Owen	outside — unrelated
		P. Sheehy	outside — unrelated
2.	Nominating Committee	D.P. Owen*	outside — unrelated
		R. Pennant-Rea	outside — unrelated
		P. Sheehy	outside — unrelated
3.	Compensation Committee	D.P. Owen*	outside — unrelated
		R. Pennant-Rea	outside — unrelated
		P. Sheehy	outside — unrelated
4.	Environmental, Health and Safety Committee	D.P. Owen*	outside — unrelated
		R. Pennant-Rea	outside — unrelated
5.	Reserve Committee	P. Sheehy*	outside — unrelated
		D.P. Owen	outside — unrelated

* Chairman

The Environmental, Health and Safety Committee is responsible for reviewing environmental, health and safety policies and programs, overseeing environmental, health and safety performance and monitoring related current and future regulatory issues. The Reserve Committee is responsible for reviewing the minerals reserves (including coal and oil and gas reserves) of the Corporation and its affiliated and related entities, and to oversee the availability, maintenance, growth, and integrity of the Corporation's reported reserve base including any additional potential reserves.

10. *Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the corporation's response to these governance guidelines.*

The Board as a whole is responsible for reviewing, reporting and providing recommendations for improvement to the Board with respect to all aspects of corporate governance including the effectiveness of the Board and Committees of the Board.

11. *The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.*

Formal mandates or position descriptions for the Board and the CEO have not been considered necessary because the allocation of responsibilities between the Board and the Chief Executive Officer are well established and understood. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its mandate to manage or supervise the business and affairs of the Corporation.

12. *Every board of directors should implement structures and procedures that ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is*

not a member of management with responsibility to oversee that the board discharges its responsibilities or (ii) assign this responsibility to a non-management director, sometimes referred to as the "lead director". The chair or lead director should oversee the board in carrying out its responsibilities effectively which will involve the board meeting on a regular basis without management present or may involve assigning the responsibility for administering the board's relationship to management to a committee of the board.

The Board believes that even though the Chairman of the Board, Mr. Ian W. Delaney, is a member of management, the Board is still properly able to function independently of management. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy its mandate to manage or supervise the business and affairs of the Corporation.

13. *The audit committee should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial experience. Each board shall determine the definition of and criteria for "financial literacy" and "accounting or related financial experience" and such definitions shall form part of the disclosure required under this guideline.*

The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to oversee this responsibility.

All of the Audit Committee members are unrelated.

According to the TSX Guidelines, an acceptable definition of "financial literacy" is the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. The Corporation defines "accounting or related financial expertise" as the ability to analyze and interpret a full set of financial statements, including the notes attached thereto. All of the members of the Audit Committee are "financially literate" under the definition set out above and at least one member of the Audit Committee has accounting or related financial expertise.

14. *The audit committee charter should set out explicitly the role and oversight responsibility of the audit committee with respect to:*

- *its relationship with and expectation of the external auditors including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor;*
- *the determination of which non-audit services the external auditor is prohibited from providing;*
- *the engagement, evaluation, remuneration and termination of the external auditor;*
- *appropriate funding for payment of the auditor's compensation and for any advisors retained by the audit committee;*
- *its relationship with and expectation of the internal auditor function;*
- *its oversight of internal control;*
- *disclosure of financial and related information; and*
- *any other matters that the audit committee feels are important to its mandate or that the board chooses to delegate to it.*

Even though the audit committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the issuer's financial statements are complete and accurate.

The audit committee charter should specify that the external auditor is accountable to the board of directors and the audit committee as representatives of shareholders.

The board of directors should review and reassess the adequacy of the audit committee charter on at least an annual basis.

The Audit Committee has adopted a mandate which sets out the Committee's duties and responsibilities, including the matters referred to above as well as: reviewing and discussing the Corporation's annual audited and quarterly financial statements with management and the independent auditor, providing an avenue of communication among the external auditors, management, the internal auditing department, and the Board, establishing and reviewing procedures to receive and address complaints received by the Corporation regarding accounting, internal accounting controls or audit matters and to receive and address anonymous and confidential submissions by employees of the Corporation regarding accounting or auditing matters, discussing guidelines and policies to govern the process by which financial risk assessment and financial risk management is undertaken and regularly reporting to the Board on issues that arise with respect to the quality and integrity of the Corporation's financial statements. The Audit Committee mandate specifies that the external auditors shall report directly to the Audit Committee in its capacity as a committee of the Board. The Board reviews and reassesses this mandate on an annual basis.

The Audit Committee meets regularly in-camera with the internal auditor and the external auditor. The Audit Committee's mandate requires that the Committee meet regularly with the external auditor without management (including Mr. Delaney) present.

15. *The board of directors should implement a system which enables an individual director to engage an external adviser at the expense of the corporation in appropriate circumstances. The engagement of the external adviser should be subject to the approval of an appropriate committee of the board.*

In performing its responsibilities, provisions exist for the Board, a Committee of the Board or an individual director, as required, to consult with the Board as a whole with respect to engaging an external adviser at the expense of the Corporation. The Audit Committee is entitled to retain external advisers, at the expense of the Corporation, without consulting with the Board as a whole.

OTHER INFORMATION

The Corporation undertakes, upon request to the Senior Vice President, General Counsel and Corporate Secretary, Sherritt International Corporation, to provide to any person, subject to payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation, one copy of the Corporation's current Annual Information Form ("AIF"), together with one copy of any document or pertinent pages of any document incorporated by reference in the current AIF, one copy of the Corporation's most recently filed comparative annual financial statements together with the accompanying report of the auditor and one copy of any interim financial statements, when issued, subsequent to the annual financial statements at and for the period ended December 31, 2002.

Approval of directors

The contents and the sending of this Circular to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

By Order of the Board



SAMUEL W. INGRAM
Senior Vice President,
General Counsel and Corporate Secretary

Toronto, Ontario
April 10, 2003

(1) A director is "unrelated" if he or she is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interest of the corporation, other than interests and relationships arising from shareholding.

SCHEDULE "A"

Resolution Relating to Amended and Restated By-law No. 1 of the Corporation

BE IT RESOLVED THAT:

1. The amendment and restatement of By-law No. 1 of the Corporation, made by resolution of the directors of the Corporation dated April 8, 2003, in the form attached as part of Schedule "A" to the Management Information Circular of the Corporation dated April 10, 2003, is hereby confirmed and ratified.

AMENDED AND RESTATED

BY-LAW NO. 1

(A by-law relating generally to the conduct of the affairs of SHERRITT INTERNATIONAL CORPORATION)

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of SHERRITT INTERNATIONAL CORPORATION (hereinafter called the "Corporation") as follows:

INTERPRETATION

1. In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

   (a) "Act" means the Business Corporations Act, Statutes of New Brunswick, 1981, c. B-9.1, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

   (b) "by-law" means any by-law of the Corporation, from time to time in force and effect;

   (c) any term contained in the by-laws that is defined in the Act shall have the meaning given to such term in the Act;

   (d) words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of persons; and

   (e) the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2. The Corporation may from time to time by resolution of the board of directors change the place in New Brunswick where its registered office is located.

SEAL

3. The Corporation may, but need not, have a corporate seal. The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

4. Number and Powers

There shall be a board of directors consisting of that number of directors established from time to time by by-law passed under the Act pursuant to subsection 60(2) of the Act. Subject to the Corporation's articles, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation or by statute expressly directed or required to be done in some other manner.

Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

Subject to section 69 of the Act and to the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, the directors remaining in office may appoint a qualified person to hold office for the unexpired term of his predecessor.

5. Duties

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a) act honestly and in good faith; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in the best interests of the Corporation.

6. Qualification

Every director shall be an individual nineteen (19) or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt or who has been convicted of an offence described in paragraph 63(1)(e) of the Act shall be a director. Directors need not be citizens or residents of Canada.

7. Term of Office

A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to his election for an expressly stated shorter term) shall be from the date of the meeting at which he is elected or appointed until the close of the annual meeting of shareholders next following his election or appointment or until his successor is elected or appointed.

8. Vacation of Office

The office of a director shall be vacated if:

(a) he dies;

(b) he sends to the Corporation a written resignation (and such resignation is effective immediately unless a later time is specified in the resignation in which case the later time prevails);

(c) he is removed from office; or

(d) he becomes disqualified by virtue of failing to satisfy the requirements of clause 6, above.

9. *Election and Removal*

Directors shall be elected by the shareholders in general meeting by ordinary resolution on a show of hands unless a poll is demanded and if a poll is demanded such election shall be by ballot. All the directors then in office shall cease to hold office at the close of the meeting of shareholders at which directors are to be elected but, if qualified, are eligible for re-election. Subject to subsections 65(6) and 67(2) of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of his term of office and, subject to subsections 65(1) and (4) of the Act, may, by a majority of the votes cast at the meeting, elect any person in his stead for the remainder of his term.

Whenever at any election of directors of the Corporation the number of directors required by the by-laws is not elected by reason of the disqualification, incapacity or the death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors to be elected, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.

A separate vote of shareholders shall be taken with respect to each candidate nominated for director unless a resolution is passed unanimously permitting two or more persons to be elected by a single resolution.

If a shareholder has voted for more than one candidate without specifying the distribution of his votes among the candidates, he shall be deemed to have distributed his votes equally among the candidates for whom he voted.

If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

A retiring director shall cease to hold office at the close of the meeting at which his successor is elected unless such meeting was called for the purpose of removing him from office as a director in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his removal.

10. Validity of Acts

An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification.

MEETING OF DIRECTORS

11. Place of Meeting

Subject to the Corporation's articles, meetings of directors and of any committee of directors may be held at any place within or outside Canada. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

12. Notice

Notice of the time and place for the holding of any such meeting shall be delivered, mailed, delivered by electronic mail, cabled, telexed or telecopied to each director not less than two (2) days (exclusive of the day on which the notice is delivered, mailed, delivered by electronic mail, cabled, telexed or telecopied but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice.

For the first meeting of the board of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

13. Waiver of Notice

Notice of any meeting of the board of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived by any director in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

14. Telephone or Electronic Participation

To the extent permitted by applicable law, one or more of the directors may participate in any meeting of directors by means of telephonic, electronic or other communications facilities that permit all persons participating in the meeting to communicate adequately with each other during the meeting, and a director participating in a meeting by those means shall be deemed to be present at that meeting.

15. Adjournment

Any meeting of directors or any committee may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

16. Quorum and Voting

A majority of the number of directors shall constitute a quorum for the transaction of business. Subject to subsection 75(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting in addition to his original vote shall not have a second or casting vote.

17. Written Resolution

A resolution in writing signed by all directors or signed counterparts of such resolution by all the directors entitled to vote on that resolution at a meeting of directors or a committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors duly called, constituted and held.

COMMITTEES OF DIRECTORS AND MANAGING DIRECTOR

18. Appointment and Delegation

The directors may from time to time appoint from their number a managing director or one or more committees of directors, (which may include ex-officio, non-voting members) and may delegate to such managing director or committees any of the powers of the directors, except that no such managing director or committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or, if an auditor has been appointed, in the office of auditor;

(c) issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem or otherwise acquire shares issued by the Corporation;

(f) pay any commission concerning the issue of its shares;

(g) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(h) adopt, amend or repeal by-laws of the Corporation.

19. Audit Committee

The directors shall appoint from among their number an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall review the financial statements of the Corporation and shall report thereon to the directors of the Corporation before such financial statements are approved by the directors. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

20. The remuneration to be paid to the directors, officers and employees of the Corporation shall be such as the directors shall from time to time by resolution determine. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

21. The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirements are imposed by the Act or any other applicable law or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

22. No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or regulations made thereunder or relieve him from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board of directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation shall not disentitle such director or officer or such firm or body corporate, as the case may be from receiving proper remuneration for services.

INDEMNITIES TO DIRECTORS AND OTHERS

23. Subject to subsections 81(2) and 81(3) of the Act, except in respect to an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of such corporation or body corporate, if:

(a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

OFFICERS

24. Appointment of Officers

The directors shall annually, or as often as may be required, appoint such one or more officers as may be deemed necessary including, if the directors see fit, a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers, except the Chairman of the Board, need be a director of the Corporation. Two or more such offices may be held by the same person. In the case and whenever the same person holds the offices of Secretary and Treasurer he may but need not be known as the Secretary-Treasurer. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have authority and shall perform such functions and duties, as may from time to time be prescribed by resolution of the board of directors.

25. Removal of Officers, etc.

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

26. Duties of Officers May Be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer of the Corporation to any other officer or to any director for the time being.

27. Chairman of the Board

The Chairman of the Board shall, if present, preside at all meetings of the board of directors and at all meetings of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by the directors. The Chairman of the Board may be designated as a Non-Executive Chairman in which case he shall not be considered to be part of management of the Corporation. A Chairman of the Board who is not designated as a Non-Executive Chairman may also be appointed as chief executive officer.

28. President

The President shall exercise general supervision over the business and affairs of the Corporation. The President shall be the chief executive officer of the Corporation unless the Chairman of the Board has been appointed chief executive officer. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside at all meetings of the directors and any committee of the directors and at all meetings of shareholders; he shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

29. Vice-President

The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or shareholders. The Vice-President or, if more than one, the Vice-Presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his or their signatures and shall also have such other powers and duties as may from time to time be assigned to him or them by resolution of the directors or as are incidental to his or their respective office.

30. Secretary

The Secretary shall give or cause to be given notices for all meetings of the directors and any committees of the directors and all meetings of shareholders when directed to do so and shall have charge of the minute books of the Corporation and (subject to the appointment by the Corporation of an agent to maintain securities registers), of the documents and registers referred to below. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

The Secretary (if one is appointed) or the President shall prepare and maintain records containing the following documents:

(a) a copy of the articles and amendments thereto;

(b) a copy of the by-laws and amendments thereto;

(c) minutes of all shareholders' meetings and resolutions;

(d) copies of all notices of directors, and notices of change of directors;

(e) a share register (subject to section 51 of the Act concerning bearer share warrants authorized by the articles) containing the following:

(i) the names alphabetically arranged and the last known address of every past and present shareholder,

(ii) the number and class or series of shares held by each shareholder, and

(iii) the date and particulars of issue and transfer of each share; and

(f) the names and addresses of all persons who are or have been directors of the Corporation with the dates at which each became or ceased to be a director.

31. Treasurer

Subject to the provisions of any resolution of the directors, the Treasurer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depository or depositories as the directors may by resolution direct. He shall prepare and maintain adequate accounting records. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office. He may be required to give such bond for the faithful performance of his duties as the directors in their uncontrolled discretion may require and no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

32. Assistant Secretary and Assistant Treasurer

The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, and the Assistant Treasurer or, if more than one, the Assistant Treasurers in order of seniority, shall perform all the duties of the Secretary and Treasurer, respectively, in the absence or inability to act of the Secretary or Treasurer as the case may be. The Assistant Secretary or Assistant Secretaries, if more than one, and the Assistant Treasurer or Assistant Treasurers, if more than one, shall sign such contracts, documents or instruments in writing as require his or their signatures respectively and shall have such other powers and duties as may from time to time be assigned to them by resolution of the directors.

33. Vacancies

If the office of President, Vice-President, Secretary, Assistant Secretary, Treasurer, Assistant Treasurer, or any other office created by the directors pursuant to paragraph 23 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President, and may, in the case of the other offices, appoint an officer to fill such vacancy.

SHAREHOLDERS' MEETING

34. Annual Meeting

Subject to section 95 of the Act, the annual meeting of the shareholders shall be held on such day in each year and at such time as the directors may agree upon provided that an annual meeting of the shareholders shall be held not later than 18 months after the date of incorporation or amalgamation (if the Corporation has, subsequent to its incorporation, undergone a statutory amalgamation) and subsequent annual meetings shall be held not later than 15 months after holding the last preceding annual meeting. If the directors have not determined a fixed date each year for the annual meeting and the annual meeting has not been held within the time limits prescribed any officer or director may convene an annual meeting.

35. Special Meetings

A special meeting of the shareholders may be convened by the Chairman or any two directors at any date and time.

36. Place of Meetings

Meetings of the shareholders may be held at any place within or outside Canada permitted by the articles as is specified in the notice calling the meeting.

37. Notice

A printed, written or typewritten notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be served either by delivering such notice personally to or by sending such notice to each person who is entitled to notice of such meeting and who on the record date for notice appears on the records of the Corporation or its transfer agent as a shareholder and to each director of the Corporation and the auditor, if any, of the Corporation by prepaid mail not less than 5 days and not more than 50 days (exclusive of the day of mailing and inclusive of the day for which notice is given) before the date of every meeting addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary, if any, or the President provided that a meeting of shareholders may be held for any purpose at any date and time and at any place without notice if all the shareholders entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in any manner and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor of the Corporation is entitled to attend any meeting of shareholders of the Corporation and to receive all notices and other communications relating to any such meeting that a shareholder is entitled to receive.

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

38. Record Dates

The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days (or such greater period as permitted by applicable law) the particular action to be taken.

The directors may also fix in advance the date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days (or such greater period as permitted by applicable law) or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a) the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders shall be

(i) at the close of business on the day immediately preceding the day on which the notice is given; or

(ii) if no notice is given, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose, other than that specified in subparagraph (a) above or to vote, shall be at the close of business on the day on which the directors pass the resolution relating thereto.

39. Voting

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chairman of the meeting shall not have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxy nominee.

At any meeting, unless a poll is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall choose one of their number to be chairman.

If at any meeting a poll is demanded on the election of a chairman or on the question of adjournment or termination, the poll shall be taken forthwith without adjournment. If a poll is demanded on any other questions or as to the election of directors, the poll shall be taken by ballot in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. A demand for a poll may be withdrawn.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a body corporate or association is a shareholder of the Corporation, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation. An individual so authorized may exercise on behalf of the body corporate or association he represents all the powers it could exercise if it were an individual shareholder.

An executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of his appointment, shall represent the shares in his or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

40. Proxies

Votes at meetings of the shareholders may be given either personally or by proxy. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a poll at which he is entitled to vote, every shareholder present in person or by proxy shall (subject to the provisions, if any, of the Corporation's articles) have one (1) vote for every share registered in his name.

Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of proxy appoint a proxyholder or one or more alternate proxyholder, who need not be a shareholder, to attend and act at the meeting in the place and stead of the shareholder except to the extent limited by proxy.

An instrument appointing a proxy shall be in writing and executed by a shareholder or his attorney authorized in writing and is valid only at the meeting in respect of which it is given or at any adjournment thereof.

An instrument appointing a proxyholder may be in the following form or in any other form that complies with the requirements of the Act:

"The undersigned shareholder of hereby appoints of, whom failing, of as the nominee of the undersigned to attend, vote and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the day of, , and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

DATED the day of , .

Signature of Shareholder

This form of proxy must be signed by a shareholder or his attorney authorized in writing".

The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be telegraphed, cabled, telexed or sent in writing before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instrument appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. However, if the directors specify in the notice calling a shareholders' meeting a time preceding the meeting or adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent the time so specified shall not exceed 48 hours, excluding Saturday and holidays preceding the meeting. The chairman of the meeting of shareholders may, subject to any regulations made as aforesaid, in his discretion accept telegraphic, telex, cable or written communication as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such telegraphic, telex, cable or written communication accepted by the chairman of the meeting shall be valid and shall be counted.

41. Electronic Meetings and Voting

Subject to applicable law, a meeting of shareholders may be held at which some, but not all, persons entitled to attend may participate and vote by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

42. Adjournment

The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than sixty (60) days no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of sixty (60) days or more, notice of the adjourned meeting shall be given as for an original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

43. Quorum

Two persons present in person representing at least 20% of the total number of shares entitled to vote at the meeting shall constitute a quorum for the transaction of business at any meeting of shareholders. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if a Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

44. Written Resolution

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of the shareholders is as valid as if it had been passed at a meeting of the shareholders whether an annual or a special meeting.

SHARES AND TRANSFERS

45. Issuance

Subject to the articles of the Corporation and to section 27 of the Act (pre-emptive right), shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

46. Share Certificates

Share certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 47 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, and any additional signatures required on a share certificate may be printed or otherwise mechanically reproduced thereon. If a share certificate contains a printed or mechanically reproduced signature of a person, notwithstanding any change in the persons holding an office between the time of actual signing and the issuance of such certificate and notwithstanding that a person signing may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

47. Agent

The directors may from time to time by resolution appoint or remove an agent to maintain a central share register and branch share registers for the Corporation.

48. Surrender of Share Certificates

Subject to the Act, no transfer of a share issued by the Corporation shall be recorded or registered unless or until the share certificate representing the share to be transferred has been surrendered and cancelled or, if no certificate has been issued by the Corporation in respect of such share, unless or until a duly executed share transfer power in respect thereof has been presented for registration.

49. Defaced, Destroyed, Stolen or Lost Share Certificates

In case of the defacement, destruction, theft or loss of a share certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new share certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there be an agent, hereinafter in this paragraph referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any), against all loss, damage or expense, that the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new share certificate to such shareholder, and provided the Corporation or the Corporation's agent does not have notice that the share has been acquired by a bona fide purchaser, a new share certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

DIVIDENDS

50. The Directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles unless there are reasonable grounds for believing that:

(a) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

Subject to the foregoing, the Corporation may pay a dividend in money or property or by issuing fully paid shares of the Corporation.

51. Joint Holders of Securities

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may, in respect of such securities, give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption.

VOTING SECURITIES IN OTHER BODIES CORPORATE

52. All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

53. Service

Any notice or other document required to be given or sent by the Corporation to any shareholder, director or auditor of the Corporation shall be delivered personally or sent by prepaid mail or by telecopy or electronic mail addressed to:

(a) the shareholder at his latest address, telecopy number or electronic mail address as shown on the records of the Corporation or its transfer agent; and

(b) the director at his latest address, telecopy number or electronic mail address as shown in the records of the Corporation or in the last notice filed under section 64 or 71 of the Act.

With respect to every notice or document sent by prepaid mail it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box.

54. Returned Notices

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

55. Shares Registered in More Than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

56. Persons Become Entitled by Operation of Law

Every person who by operation of law, transfers or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to his name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom he derives his title to such shares.

57. Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on his heirs, executors or administrators and all persons (if any) interested with him in such shares.

58. Signature of Notices

The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten, printed or otherwise mechanically reproduced.

59. Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service or posting of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service or posting.

60. Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service of any notice or other documents to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

61. All cheques, drafts or orders for the payment of money and all notices, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate by resolution.

CUSTODY OF SECURITIES

62. All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositories or in such other manner as may be determined from time to time by the directors.

All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with the endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

63. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer of the Corporation and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

The term "contracts", "documents", or "instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

In particular, without limiting the generality of the foregoing, the President or the Chairman alone is authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

The signature or signatures of any such officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

ENFORCEMENT OF LIEN FOR INDEBTEDNESS

64. Subject to subsection 47(8) of the Act, if the articles of the Corporation provide that the Corporation has a lien on a share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may refuse to permit the registration of a transfer of any such share or shares until the debt has been paid in full.

FINANCIAL YEAR

65. The financial year of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine, and until so determined shall terminate on the last day of the fiscal period selected for the purposes of the Income Tax Act (Canada).

AUDITORS AND FINANCIAL STATEMENTS

66. The shareholders of the Corporation may by ordinary resolution appoint an auditor who shall hold office until the next succeeding annual meeting or until has successor is elected or appointed unless a resolution is passed not to appoint an auditor for the ensuing year. Subject to section 104 of the Act, the auditor shall be a person who is independent of the Corporation, its affiliates, directors and officers.

67. The directors of the Corporation shall place before the annual meeting comparative financial statements prepared in accordance with generally accepted accounting principles and relating separately to (i) the period between the date of incorporation and a date not more than six months prior to the annual meeting or, if a financial year has been completed, the period between the end of such financial year and a date not more than six months prior to the annual meeting, and (ii) the immediately preceding financial year, together with the report of the auditor, if any has been appointed. A copy of the above-mentioned financial statements shall be sent to every shareholder (other than a shareholder who has informed the Corporation in writing that he does not want a copy) not less than 21 days before the annual meeting or such shorter period before the meeting as may be agreed by the shareholders and permitted by law.

LOANS TO SHAREHOLDERS AND OTHERS

68. Subject to applicable laws, the corporation may give financial assistance by means of a loan, guarantee or otherwise:

(a) to any person on account of expenditures incurred on behalf of the Corporation;

(b) to a holding body corporate if the Corporation is a wholly-owned subsidiary of the borrower or recipient of financial assistance;

(c) to a subsidiary of the Corporation;

(d) to or for the benefit of employees of the Corporation or any of its affiliates:

  (i) to enable or assist them to purchase or erect houses for their own occupation; and

  (ii) in accordance with a plan for the purchase of shares of the Corporation or any of its affiliates by a trustee; and

(e) subject to subsections 43(1) and 43(2) of the Act (which prohibit loans secured by a share of the Corporation and financial assistance in connection with shares issued or to be issued by the Corporation):

  (i) to any shareholder, director, officer or employee of the Corporation or its affiliates, or

  (ii) to any associate of a person named in subparagraph (i) above.

SCHEDULE "B"

Resolution Relating to By-Law B of the Corporation

BE IT RESOLVED THAT:

1. By-law B of the Corporation, made by resolution of the directors of the Corporation dated April 8, 2003, in the form attached as part of Schedule "B" to the Management Information Circular of the Corporation dated April 10, 2003, is hereby confirmed and ratified.

(This page has been left blank intentionally.)

BY-LAW B

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of SHERRITT INTERNATIONAL CORPORATION (the "Corporation") as follows:

The board of directors of the Corporation shall consist of seven (7) directors.

EXHIBIT 5

SHERRITT INTERNATIONAL CORPORATION

MATERIAL CHANGE REPORT

Section 75(2) of the *Securities Act* (Ontario)
Section 85(1)(b) of the *Securities Act* (British Columbia)
Section 146(1)(b) of the *Securities Act* (Alberta)
Section 84(1)(b) of *The Securities Act, 1988* (Saskatchewan)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. **Reporting Issuer**

Sherritt International Corporation ("Sherritt")
1133 Yonge Street
Toronto, Ontario
M4T 2Y7

2. **Date of Material Change**

January 12, 2003

3. **Press Release**

A press release was distributed to Canada NewsWire on January 13, 2003. A copy of the press release is attached hereto.

4. **Summary of Material Change**

On January 13, 2003, Fording Inc. ("Fording"), Teck Cominco Limited ("Teck"), Westshore Terminals Income Fund ("Westshore") and Sherritt Coal Partnership II, a partnership of wholly-owned subsidiaries of Sherritt and Ontario Teachers' Pension Plan Board ("Teachers'"), announced an agreement (the "Agreement") to combine the metallurgical coal assets of Fording, Teck and the Luscar Energy Partnership ("Luscar"), as part of a series of transactions in which Fording will be converted into the Fording Canadian Coal Trust (the "Trust") under a plan of arrangement (the "Plan"). Luscar is a partnership between Sherritt and a subsidiary of Teachers'.

As part of the Agreement, Sherritt Coal Partnership II has agreed to cause its affiliate Sherritt Coal Acquisition Inc. to withdraw its offer to purchase all of the outstanding shares of Fording and to return any and all Fording shares tendered to that offer to the original holders.

5. Full Description of Material Change

On January 13, 2003, Fording, Teck, Westshore and Sherritt Coal Partnership II, a partnership of wholly-owned subsidiaries of Sherritt and Teachers', announced the Agreement to combine the metallurgical coal assets of Fording, Teck and Luscar, as part of a series of transactions in which Fording will be converted into the Trust under the Plan.

The Agreement provides that Fording will pay an aggregate of $25 million to Teck and Westshore and an aggregate of $50 million to Sherritt and Teachers' as a reimbursement of and contribution to the expenses and costs of those parties.

The completion of the transaction is subject to customary conditions including receipt of customary regulatory approvals. Fording shareholders will vote on the Plan at a special meeting on February 19, 2003. The parties intend to complete the transaction in February 2003 provided all conditions are met.

Takeover Bid Offer Withdrawal

As part of the Agreement, Sherritt Coal Partnership II has agreed to cause its affiliate Sherritt Coal Acquisition Inc. to withdraw its offer to purchase all of the outstanding shares of Fording and return any and all Fording shares tendered to that offer to the original holders.

Conversion of Fording into the Fording Canadian Coal Trust

Under the Plan, Fording shareholders will have the choice, subject to pro-ration, of receiving:

1. $35.00 cash per Fording share, to a maximum cash consideration of $1.05 billion;

2. One unit of the Fording Trust per Fording share to a maximum of approximately 21.4 million units; or

3. A combination of cash and units subject to the maximums described above.

If all Fording shareholders elect to receive cash for their Fording shares, (other than Teachers', which has agreed to elect to receive units for all its Fording shares under the Agreement) each Fording shareholder will receive $21.75 in cash and 0.379 of a unit of the Trust for each Fording share. On completion of the transaction, approximately 47.1 million units would be outstanding and existing Fording shareholders, other than Teachers', will hold 18.3 million units of Fording Trust representing 38.8% of the Trust.

Sherritt Coal Partnership II (or its designates) will invest $375 million comprised of an investment of $275 million by Teachers' and $100 million by Sherritt, and will own a 22.7% interest in the Trust. Because Teachers' has agreed to elect units for its 3.2 million Fording shares, it will also hold a 6.7% interest in the Trust directly. Teck Cominco and Westshore Terminals will each invest $150 million in the Trust units and each will own 9.1% of the Trust. Luscar and CONSOL Energy Inc. ("CONSOL") will each receive 3.2 million units of the Trust in exchange for their contribution of certain metallurgical coal assets of Luscar and

CONSOL (the "Luscar/CONSOL Assets"), resulting in each having a 6.8% interest in the Trust. The Luscar/CONSOL Assets consist of the Line Creek mine, the Luscar mine, the undeveloped Cheviot deposit and a 46.4% interest in Neptune Bulk Terminals (Canada) Ltd.

In addition to the Trust's regular quarterly distributions, holders of units will also be entitled to receive a special distribution of $1.48 per unit, payable as to one half with each of the first two quarterly regular distributions made by the Trust to unitholders of record at these times.

The Coal Partnership

The Trust will hold an interest in a coal partnership (the "Partnership") that will hold Fording's and Teck's metallurgical coal assets, and to which will be added the Luscar/CONSOL Assets.

The Trust will initially hold a 65% interest in the Partnership and 100% of Fording's industrial minerals business. Teck will contribute its metallurgical coal assets, including the Elkview mine and $125 million, to the Partnership for an initial 35% interest.

Fording's Prairie Coal Operations and Assets

Pursuant to the Agreement, Sherritt Coal Partnership II or its designates will purchase all of Fording's prairie coal operations and assets for $225 million. The Trust will retain a royalty, capped at a maximum of 5% of gross revenue, on production from certain coal properties included in the sale.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. Omitted Information

Not applicable.

8. Senior Officers

Samuel W. Ingram Q.C., Senior Vice President, General Counsel and Corporate Secretary of Sherritt is the officer knowledgeable about the details of this material change report and may be contacted at (416) 935-2407.

9. Statement of Senior Officer

The undersigned, on behalf of Sherritt, hereby certifies that the foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 22nd day of January, 2003.

SHERRITT INTERNATIONAL CORPORATION

By: *"Samuel W. Ingram"*
Name: Samuel W. Ingram Q.C.
Title: Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT 6

SHERRITT INTERNATIONAL CORPORATION

Material Change Report

Section 75(2) of the *Securities Act* (Ontario)
Section 85(1)(b) of the *Securities Act* (British Columbia)
Section 146(1)(b) of the *Securities Act* (Alberta)
Section 84(1)(b) of *The Securities Act, 1988* (Saskatchewan)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. **Reporting Issuer**

   Sherritt International Corporation ("Sherritt")
   1133 Yonge Street
   Toronto, Ontario
   M4T 2Y7

2. **Date of Material Change**

   February 28, 2003

3. **Press Release**

   A press release was distributed to Canada NewsWire on February 28, 2003. A copy of the press release is attached to this report as Schedule A.

4. **Summary of Material Change**

   Sherritt has completed a series of transactions through Sherritt Coal Partnership II (a partnership of Sherritt and Ontario Teachers' Pension Plan Board ("Teachers")) and its affiliates, in which Sherritt has acquired a 50% interest in the thermal coal assets and other mineral interests that formed the prairie operations of the former Fording Inc. ("Fording"). Sherritt has also completed a series of transactions through Luscar Energy Partnership (a partnership of subsidiaries of Sherritt and Teachers) and its affiliates ("Luscar"), in which Luscar transferred its metallurgical coal operations to the Fording Coal Partnership, a new entity, which will own and operate the Canadian metallurgical coal operations of Fording, Teck Cominco Limited, Luscar and CONSOL Energy Inc., and which will be 65% owned by the Fording Canadian Coal Trust (the "Fording Trust"), in exchange for 3.2 million units of the Fording Trust. Sherritt also acquired 2.9 million units of the Fording Trust, and in total, now has effective ownership of 4.5 million units of the Fording Trust (approximately 9.5%).

5. Full Description of Material Change

Please refer to the press release attached hereto as Schedule A for a full description of the material change.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers

Samuel W. Ingram Q.C., Senior Vice President, General Counsel and Corporate Secretary of Sherritt is the officer knowledgeable about the details of this material change report and may be contacted at (416) 935-2407.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 7th day of March, 2003.

SHERRITT INTERNATIONAL CORPORATION

By: *"Samuel W. Ingram"*
Name: Samuel W. Ingram Q.C.
Title: Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A

Sherritt International Closes Fording Acquisition Transactions

TORONTO, Feb. 28 /CNW/ - Sherritt International Corporation today announced that a series of transactions through Sherritt Coal Partnership II (a partnership of Sherritt International Corporation and Ontario Teachers' Pension Plan) and its affiliates has been completed, which result in Sherritt acquiring a 50% interest in the former Fording Inc.'s thermal coal assets and other mineral interests that formed their prairie operations. The acquisition confirms Sherritt and Teachers' position as one of the major producers of thermal coal in North America. Sherritt has also acquired 2.9 million units (6.1%) of the Fording Canadian Coal Trust. Sherritt's combined cost for the thermal coal assets and the trust units was approximately $213 million.

The Fording thermal coal assets complement Sherritt and Teachers' existing Luscar operations and will be managed by Luscar Ltd. (50% owned by Sherritt). Sherritt expects to build upon the stable cash flow and extensive energy reserves of the coal operations to supply competitively priced energy to North American markets in an environmentally acceptable manner.

The assets acquired include interests in the 3.5 million tonne capacity Genesee mine, which is exclusive supplier to the adjacent EPCOR Genesee generating station and the 15 million tonne per year mining contract for TransAlta Corporation's Highvale and Whitewood mines, which also serve nearby generating plants. The extensive reserve and resource base acquired provides a significant stream of royalty income as well as potential future mine locations. Fording has recently reported these prairie operations generated operating earnings before depreciation of $44 million in 2002, excluding the Highvale contract, which was acquired from Luscar beginning January 1, 2003. Sherritt and Teachers' will each have a 50% interest in these assets.

Luscar has transferred its metallurgical coal operations in a series of steps to the Fording Coal Partnership, a new entity, which will own and operate the Canadian metallurgical coal operations of Fording, Teck Cominco, Luscar and CONSOL Energy Inc., and which will be owned 65% by the Fording Trust. Luscar has also distributed $23 million (partially in the form of metallurgical coal assets) to Sherritt and Teachers' coincident with the metallurgical coal transactions. The asset portion of the distribution has been transferred by Sherritt and Teachers' to Fording for 0.22 million units, bringing the total number of units received for Luscar's metallurgical assets to 3.2 million or 6.8% of the Fording Trust.

Sherritt, in total, has effective ownership of 4.5 million units of the Fording Canadian Coal Trust (approximately 9.5%). The trust will benefit from the operational and marketing synergy expected to result from the consolidation of all the major metallurgical coal operations in Canada. The Fording Trust is expected to pay quarterly cash distributions to unitholders, the amount of which will depend on the profitability of its metallurgical coal and other businesses.

Sherritt International has financed these transactions through cash on hand and borrowings from financial institutions. Sherritt and Teachers' are examining in which of their jointly owned corporate entities the Fording prairie operations will be held, including within the Luscar Energy Partnership.

This news release contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on Sherritt International Corporation's current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and other factors that are more fully discussed in our continuous disclosure documents such as our annual report, annual information form and management information circular. These risks, uncertainties and other factors could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Sherritt International Corporation is a widely held Canadian public company with 97.8 million shares and $600 million of convertible debentures, which trade on The Toronto Stock Exchange under the symbols S and S.DB, respectively.

-30-

For further information: please contact: Ernie Lalonde, Vice-President, Investor Relations and Corporate Affairs, Sherritt International Corporation, (416) 924-4551, www.sherritt.com

EXHIBIT 7

SHERRITT INTERNATIONAL CORPORATION

MATERIAL CHANGE REPORT

Section 75(2) of the *Securities Act* (Ontario)
Section 85(1)(b) of the *Securities Act* (British Columbia)
Section 146(1)(b) of the *Securities Act* (Alberta)
Section 84(1)(b) of *The Securities Act, 1988* (Saskatchewan)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)

1. Reporting Issuer

Sherritt International Corporation
5th Floor
1133 Yonge Street
Toronto, Ontario
M4T 2Y7

2. Date of Material Change

May 9, 2003

3. Press Release

Two press releases were issued in Toronto, Ontario on May 9, 2003 and May 16, 2003, copies of which are attached.

4. Summary of Material Change

On May 16, 2003, Sherritt International Corporation (the "Corporation") completed the issuance of 25,000,000 restricted voting shares of the Corporation at a price of $4.00 per restricted voting share to a syndicate of underwriters led by National Bank Financial Inc., co-led by Paradigm Capital Inc. and, Griffiths McBurney & Partners and including Peters & Co. Limited and Salman Partners Inc. for total gross proceeds of $100,000,000 and net proceeds of $94,818,433 pursuant to the short form prospectus of the Corporation dated May 9, 2003. Up to an additional 2,500,000 restricted voting shares of the Corporation are issuable pursuant to an over-allotment option, exercisable for 30 days, granted by the Corporation to the syndicate of underwriters.

5. Full Description of Material Change Report

On May 16, 2003, the Corporation completed the issuance of 25,000,000 restricted voting shares of the Corporation at a price of $4.00 per restricted voting share to a syndicate of underwriters led by National Bank Financial Inc., co-led by Paradigm Capital Inc. and, Griffiths McBurney & Partners and including Peters & Co. Limited and Salman Partners Inc. for total gross proceeds of $100,000,000 and net proceeds of $94,818,433 pursuant to the short form prospectus of the Corporation dated May 9, 2003. Up to an additional 2,500,000 restricted voting shares of the Corporation are issuable pursuant to an over-allotment option, exercisable for 30 days, granted by the Corporation to the syndicate of underwriters.

The Corporation intends to use the funds raised in the offering to fund the growth requirements of its recently acquired coal operations, associated and related expansion opportunities, and for general corporate purposes.

6. Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7. Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers

For further information please contact Sam Ingram at (416) 935-2407.

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 16th day of May, 2003.

"Sam Ingram"

Sam Ingram
Senior Vice President, General Counsel and Corporate Secretary

sherritt

Not for distribution to United States newswire services or for dissemination in the United States.

FOR IMMEDIATE RELEASE

Sherritt International Files Final Prospectus

Toronto, May 9, 2003. Sherritt International Corporation today announced that it has filed a final short form prospectus with Canadian securities regulators to qualify a public offering of its restricted voting shares ("Shares"). The offering will comprise 25,000,000 Shares, at an offering price of $4.00 per Share, for total gross proceeds of $100,000,000. Sherritt expects to realize approximately $95,000,000 as net proceeds from the offering. The offering has been underwritten by a syndicate of underwriters led by National Bank Financial Inc., co-led by Paradigm Capital Inc. and, Griffiths McBurney & Partners and including Peters & Co. Limited and Salman Partners Inc. Sherritt has given the underwriters an option to purchase an additional 2,500,000 Shares at the offer price, to satisfy over-allotments. This option will be exercisable prior to closing and for a period of 30 days after closing. The offering is expected to close on May 16, 2003. The Toronto Stock Exchange has conditionally approved the listing of the Shares.

The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States.

Sherritt intends to use the funds raised in the offering to fund the growth requirements of its recently acquired coal operations, associated and related expansion opportunities, and for general corporate purposes.

This news release contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events. These forward-looking statements are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Sherritt International Corporation, with assets of over $2 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt's 104 million restricted voting shares and $600 million of 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively. Sherritt's $105 million 9.875% senior unsecured debentures trade on the over-the-counter bond market.

For further information, please contact:

Ernie Lalonde, Vice-President, Investor Relations and Corporate Affairs
Sherritt International Corporation
(416) 924-4551

www.sherritt.com

sherritt

Not for distribution to United States newswire services or for dissemination in the United States.

FOR IMMEDIATE RELEASE

Sherritt International Completes $100 Million Equity Issue

Toronto, May 16, 2003. Sherritt International Corporation today announced that it has completed the issuance of 25 million restricted voting shares ("Shares) for total gross proceeds of $100 million and net proceeds of approximately $95 million. In addition, a syndicate of underwriters led by National Bank Financial Inc., co-led by Paradigm Capital Inc. and, Griffiths McBurney & Partners and including Peters & Co. Limited and Salman Partners Inc., retains an option to purchase an additional 2.5 million Shares at the offer price, to satisfy over-allotments. This option will be exercisable for a period of 30 days after today's closing. The Toronto Stock Exchange has approved the listing of the Shares and they will begin trading at market opening on May 16, 2003.

The Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States.

Sherritt intends to use the funds raised in the offering to fund the growth requirements of its recently acquired coal operations, associated and related expansion opportunities, and for general corporate purposes.

This news release contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events. These forward-looking statements are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

Sherritt International Corporation, with assets of over $2 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt's 129 million restricted voting shares and $600 million of 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively. Sherritt's $105 million 9.875% senior unsecured debentures trade on the over-the-counter bond market.

For further information, please contact:

Ernie Lalonde, Vice-President, Investor Relations and Corporate Affairs
Sherritt International Corporation
(416) 924-4551

www.sherritt.com

EXHIBIT 8

2

Sherritt

International Corporation **Second quarter report** — June 30, 2003

Corporate Profile

Sherritt International Corporation, with assets of over $2 billion, is a diversified Canadian natural resource company that operates in Canada, Cuba and internationally. Sherritt, directly and through its subsidiaries, has significant interests in thermal coal production; a vertically integrated nickel/cobalt metals business; oil and gas exploration, development and production; and electricity generation. Sherritt also has interests in cellular telecommunications, soybean-based food processing, tourism and agriculture.

Sherritt's 131 million restricted voting shares and $600 million of 6% convertible debentures trade on the Toronto Stock Exchange under the symbols S and S.DB, respectively. Sherritt's $105 million of 9.875% senior unsecured notes trade on the over-the-counter bond market.

Financial Highlights

(unaudited)

(millions of dollars, except per share amounts)	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Revenue	**$ 221.2**	$ 217.6	**$ 428.7**	$ 401.8
EBITDA (1)	**65.0**	71.3	**147.2**	138.5
Operating earnings (1)	**33.3**	33.6	**73.5**	64.7
Net earnings	**33.6**	24.5	**68.3**	46.9
Earnings per share				
Basic	**0.23**	0.19	**0.49**	0.36
Diluted	**0.18**	0.15	**0.39**	0.28
Weighted average number of shares (millions)	**116.5**	97.7	**107.2**	97.7

(1) EBITDA and operating earnings do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Reference should be made to the EBITDA and Operating Earnings Reconciliation Schedule on pages 12 to 15 for a description of EBITDA and operating earnings and a reconciliation of EBITDA and operating earnings to earnings before taxes.

This interim report contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on Sherritt International Corporation's current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are beyond the Corporation's ability to control or predict. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as business and economic conditions in Canada, Cuba and the principal markets for Sherritt's products.

Key factors which may result in material differences between actual results and developments and those contemplated by these statements also include the supply and demand for products Sherritt produces; dependence on significant customers; deliveries; production levels, production and other anticipated and unanticipated costs and expenses; energy costs; prices for Sherritt's products; premiums or discounts realized over LME cash and other benchmark prices; interest rates; foreign exchange rates; the rate of inflation; changes in tax legislation; the timing of the development of, and capital costs and financing arrangements associated with projects; the timing of the receipt of governmental and other approvals; political unrest or instability in the countries where Sherritt is active; risks related to collecting accounts receivable and repatriating profits and dividends from Cuba; risks related to recently announced foreign exchange controls on Cuban government enterprises to transact in foreign currency; risks associated with the United States embargo on Cuba and the HELMS-BURTON ACT; risks associated with mining, processing and exploration activities; market competition; developments affecting labour relations; environmental regulation and other risk factors listed from time to time in Sherritt's continuous disclosure documents such as the annual report, annual information form and management information circular.

Management's Discussion and Analysis

The following discussion and analysis of the financial results of Sherritt International Corporation should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report as well as with management's discussion and analysis, and the audited consolidated financial statements and related notes contained in the Corporation's 2002 annual report.

Net earnings of the Corporation for the second quarter of 2003 were $33.6 million or $0.23 per restricted voting share (share), compared with net earnings of $24.5 million or $0.19 per share for the same period in 2002. EBITDA for the quarter was $65.0 million compared with $71.3 million in the prior year quarter, primarily reflecting lower earnings in the Oil and Gas and Coal businesses partly offset by the inclusion of earnings from the Power business following the amalgamation of Sherritt Power on March 28, 2003 and income of $10.7 million in connection with the redemption of a promissory note. Net earnings for the quarter also included a $2.4 million net tax recovery compared with a net tax expense of $6.1 million for the same period in 2002, primarily reflecting a reduction of Canadian federal tax rates in the resource sector.

Net earnings of the Corporation for the first six months of 2003 were $68.3 million or $0.49 per share compared with net earnings of $46.9 million or $0.36 per share for the same period in 2002. EBITDA for the six months was $147.2 million compared with $138.5 million in the prior year period, mainly due to higher earnings from the Oil and Gas business and the inclusion of second quarter 2003 EBITDA from the Power business of $7.0 million. Net earnings for the first six months also included a $6.8 million ($13.7 million before tax) gain on the sale of the metallurgical coal assets for Fording Canadian Coal Trust units.

SIGNIFICANT DEVELOPMENTS

During the quarter, the Corporation successfully completed the issuance of 27.5 million shares at a price of $4.00 per share, yielding net proceeds of approximately $103 million. Sherritt intends to use the funds raised in the offering to fund the growth requirements of its coal operations, associated and related expansion opportunities, and for general corporate purposes.

On February 28, 2003 Sherritt expanded and refocused its Coal business to domestic thermal coal production for electricity generation and industrial uses. This was achieved through a series of transactions including the divestiture of assets related to the metallurgical coal business and the acquisition of Fording Inc.'s thermal coal operations. The newly acquired assets are currently held in Sherritt Coal Partnership II and are being managed by Luscar Ltd. Pending the finalization of third party consents, it is expected that these assets will be transferred to Luscar Energy Partnership. The transition associated with the divested metallurgical coal assets and the purchased thermal coal operations is progressing in an orderly manner; however, certain working capital and other closing adjustments have not been finalized. If required, further adjustments will be made upon resolution.

Following the March 28, 2003 amalgamation of Sherritt Power Corporation (Sherritt Power), Sherritt now indirectly owns 100% of the assets previously owned by Sherritt Power. Share of loss of equity investments includes Sherritt's share of Sherritt Power's net loss of $0.6 million for the period ended March 28, 2003, while revenue and expenses subsequent to March 28, 2003 are included in Sherritt's statement of operations on a consolidated basis. The operations of Sherritt Power are now reported as a separate operating segment.

During the quarter, Sherritt agreed to participate in the Cuban government's initiative to consolidate the telecommunications industry in Cuba. Negotiations continue in respect of a possible arrangement pursuant to which Sherritt may effectively dispose of its interest in the Cuban cellular telecommunications business. The Corporation has also determined that as a result of working capital, financing and operating factors, the Corporation's ability to jointly control the operating, investing and financing policies of the soybean-based food processing business has been diminished to that of significant influence. Accordingly, commencing on June 30, 2003, Sherritt changed the basis of accounting for its cellular and soybean-based food processing businesses from proportionate consolidation to the equity method. This change has no material impact on the total net assets or net earnings of the Corporation; however, the assets, net of liabilities of these businesses, are now presented as an investment on the balance sheet. Going forward, Sherritt's share of the earnings from these investments will be included in share of loss of equity investments, together with Sherritt's equity-accounted earnings from its hotel investments in Cuba.

CONSOLIDATED OPERATING RESULTS

SECOND QUARTER 2003 RESULTS

Consolidated revenue was $221.2 million for the quarter compared with $217.6 million for the same period in 2002. Metals revenue for the quarter of $95.3 million was $10.5 million higher than the prior year quarter, as higher realized nickel and cobalt prices more than offset marginally lower nickel and cobalt sales volumes. Commencing in this quarter, the Power business is included on a consolidated basis and contributed $8.5 million to revenue. Partly offsetting these revenue increases was a $13.3 million decline in revenue from the Coal business to $60.1 million, as the reduction in revenue from the disposal of the metallurgical coal operations more than offset the increase in revenue from new thermal coal operations.

Operating, selling, general and administrative costs were $156.2 million for the second quarter of 2003 compared with $146.3 million for the same period in 2002. An increase in Metals costs of $11.6 million to $79.3 million due to higher energy and raw material costs, a $3.1 million increase in Oil and Gas costs to $13.3 million as a result of the transition period to the new oil treatment facility, and additional costs of $1.5 million with the consolidation of the Power business were offset in part by a decrease in Coal costs of $8.7 million to $50.5 million mainly due to the disposal of metallurgical coal operations partly offset by the addition of new thermal coal operations.

Depletion and amortization expense was $40.5 million for the quarter compared with $35.3 million for the same period in 2002, mainly as a result of increased depletion and amortization associated with a higher asset base in the Coal business following the recent transactions, the addition of the Power assets and higher oil production and depletion rates.

Investment income during the second quarter included $2.6 million ($0.73 per unit) of cash distributions accrued on the Fording Canadian Coal Trust units. An additional $0.76 per unit special distribution accrued during the quarter related to the return of capital and was recorded as a reduction in the investment cost.

Earnings before taxes for the second quarter of 2003 included income of $10.7 million on the redemption of a promissory note.

Income tax recovery for the second quarter was $2.4 million, which included a $15.1 million future income tax recovery resulting mainly from changes in Canadian resource tax rates. Foreign exchange translation losses of $13.1 million in U.S. dollar denominated businesses were not tax-effected. After adjusting for these items, the effective tax rate for the quarter was 29% compared to 20% in the same period last year. The increase is mainly attributable to increased Cuban income taxes on the Oil and Gas business following recovery of cost recovery pools in all producing blocks.

Cash and short-term investments totaled $146.2 million at June 30, 2003, an increase of $74.9 million during the quarter.

Changes in working capital resulted in a net use of cash in operating activities of $38.9 million in the second quarter of 2003. This was primarily due to an increase in accounts receivable and a decrease in accounts payable offset in part by a decrease in inventories. The increase in accounts receivable of $32.4 million reflected higher Coal, Metals and Power receivables on account of delayed receipts from coal royalties and sales, seasonably high fertilizer sales and an increase in electricity sales as a result of the completion of the final 75 megawatts of net power capacity. This increase was offset, in part, by decreases in Oil and Gas, Metals and Power accounts receivable which resulted from a stronger Canadian dollar. Accounts payable decreased by $26.5 million during the quarter, reflecting interest payments in respect of the Sherritt convertible debentures and the Luscar senior notes and the realization of deferred fertilizer revenue recorded in the first quarter. Inventories decreased by $18.0 million during the quarter primarily as a result of reduced coal inventories at Coal Valley and Obed mines and lower fertilizer, mixed sulphide and finished nickel inventories in the Metals business. Capital expenditures were $28.5 million for the quarter of which $3.2 million related to Coal, $3.1 million related to Metals, $19.3 million related to Oil and Gas and $1.7 million related to Power.

Other investing activities, excluding capital expenditures, resulted in a net cash increase of $13.1 million and primarily comprised the special distribution received from the Fording Canadian Coal Trust and the repayment by Energas of recoverable project costs to Power of $7.4 million.

Cash provided by financing activities of $75.0 million was primarily due to proceeds from the equity issue completed in the quarter, offset by long-term debt repayment and convertible debenture interest payments.

SIX-MONTH 2003 RESULTS

Consolidated revenue was $428.7 million for the first six months of 2003 compared with $401.8 million for the same period in 2002. Year-to-date Metals revenue of $159.7 million was $18.3 million higher than the prior year period, as higher realized nickel and cobalt prices more than offset the impact of the stronger Canadian dollar and lower nickel sales volumes. Oil and Gas revenue for the period was $117.9 million, an increase of $23.9 million over the prior year period due to higher realized prices and increased production. The Power business contributed an additional $8.5 million to revenue. Partly offsetting these revenue increases was a $23.9 million decline in revenue from the Coal business to $125.4 million due to the loss of the Highvale mine contract for two months and the elimination of revenue from the disposed metallurgical coal operations, partly offset by the increase in revenue from new thermal coal operations.

Operating, selling, general and administrative costs of $281.5 million for the first six months of 2003 increased by $18.2 million over the same period in 2002. Metals costs increased by $20.8 million to $128.8 million due to higher energy and raw material costs. Oil and Gas costs increased by $7.2 million to $26.3 million due to certain one-time costs and the addition of an oil treatment facility. These increases were partly mitigated by a decrease in Coal costs of $12.5 million to $102.1 million reflecting the loss of the Highvale mine contract for two months and the disposal of metallurgical coal operations, offset in part by the addition of new thermal coal operations.

Depletion and amortization expense was $80.4 million for the first six months compared with $68.9 million for the same period in 2002, mainly as a result of increased depreciation associated with a higher asset base in the Coal business, the addition of the Power assets and higher oil production and depletion rates.

Investment income during the first six months of 2003 included $3.5 million ($0.99 per Fording Trust unit) of cash distributions made by the Fording Canadian Coal Trust. An additional $1.50 per unit special distributions relating to a return of capital was recorded as a reduction in the investment cost.

Earnings before taxes for the first six months of 2003 included income on the redemption of a promissory note of $10.7 million.

Sherritt's effective tax rate for the first six months of 2003 of 17% was positively impacted by Canadian federal government changes in resource sector taxation rates, offset by currency translation adjustments which were not tax effected. Excluding these items, the effective tax rate for the June 30, 2003 period was 27% compared with 18% in the prior year period. The increase results from the increase of Cuban income taxes on the Oil and Gas business following recovery of cost recovery pools in all producing blocks. Sherritt continues to discuss the methodology for claiming profit reinvestment tax credits allowed under Cuban law with the Cuban tax authorities and has restricted its spending on exploration activities pending the finalization of this issue.

Changes in working capital resulted in a net use of cash in operating activities of $45.8 million in the first six months of the year. This was primarily due to an increase in accounts receivable offset in part by a decrease in inventories and an increase in accounts payable. The increase in accounts receivable of $74.8 million reflected higher realized prices for oil, nickel and cobalt, delayed receipts from coal royalties and sales, the accrual of distributions receivable from the Fording Canadian Coal Trust and seasonally high fertilizer sales. This increase was offset, in part, by decreases in Oil and Gas, Metals and Power accounts receivable which resulted from a stronger Canadian dollar. Inventories decreased by $23.8 million during the six months primarily as a result of reduced coal inventories at the Coal Valley and Obed mines and lower fertilizer, mixed sulphide and finished nickel inventories in the Metals business. Accounts payable increased by $6.3 million during the six months, reflecting the accrual in respect of severance obligations in Coal. Capital expenditures were $54.6 million for the six months ended June 30, 2003, of which $5.6 million related to Coal, $5.7 million related to Metals, $37.3 million related to Oil and Gas and $1.7 million related to Power.

Other investing activities, excluding capital expenditures, resulted in a net cash outflow of $176.5 million and primarily comprised the purchase of Fording's thermal coal operations and the Fording Canadian Coal Trust units.

Cash provided by financing activities of $107.7 million was primarily due to the equity issue completed in May.

CONSOLIDATED FINANCIAL POSITION

Total assets at June 30, 2003 were $2.3 billion.

Current assets, which primarily consist of cash and short-term investments, advances and loans receivable, accounts receivable and inventory, totaled $644.7 million at June 30, 2003 compared with $640.8 million at the end of 2002. Cash balances of $146.2 million at June 30, 2003 compared with $193.0 million at December 31, 2002 reflect the changes on account of operating, investing and financing activities discussed above. The increase in advances and loans receivable to $75.1 million at June 30, 2003 from $38.5 million at December 31, 2002 reflects the consolidation of Power's recoverable project costs and the deconsolidation of the telecommunications and soybean businesses.

Accounts receivable and inventories were $312.4 million and $89.4 million respectively at June 30, 2003 compared with $251.4 million and $38.5 million at December 31, 2002 on account of changes in working capital discussed above as well as the effects of the consolidation of the Power business, the new thermal coal operations and the deconsolidation of the telecommunications and soybean businesses and the sale of the metallurgical coal business. The accounts receivable balance as at June 30, 2003 of $312.4 million is comprised of balances in Coal of $44.0 million, in Metals of $42.9 million, in Oil and Gas of $185.5 million, in Power of $16.5 million and Corporate of $23.5 million. Coal amounts primarily represent sales to Canadian power utilities and Metals include generally insured sales of finished metals to customers in Europe and Asia and fertilizer to customers in Canada. Oil and Gas and Power include receivables from Cuban government agencies and Corporate includes recoverable transactions costs and dividends and distributions receivable from affiliates and third parties. Oil and Gas terms provide for payment for oil within 90 days to 180 days of delivery, depending upon oil prices, with interest accruing on balances outstanding beyond 90 days. In addition, the accounts receivable balances in Oil and Gas and Power include overdue amounts, that have historically not exceeded three months of reported balances.

The Corporation manages its overall accounts receivable with the Cuban government agencies on a consolidated basis to ensure cash positive operation of each of its businesses and to provide for prudent growth. The Corporation has been one of the largest foreign investors in Cuba for over a decade and continues to have a co-operative and mutually beneficial relationship with the state. Management of accounts receivable risk with Cuban government agencies requires taking into account payments made to Cuban agencies for labour, taxes, royalties and other local services in Metals, Oil and Gas and Power; obtaining pledges of third party payments to the Cuban agencies as security for the receivables; and managing sustaining and growth capital appropriately.

Capital assets were $1,289.4 million at the end of June 2003 compared with $1,124.3 million at December 31, 2002. The $165.1 million increase mainly resulted from the inclusion of capital assets of Sherritt Power and the net increase in capital assets of the Coal business following the acquisition of the Fording assets offset in part by the deconsolidation of the cellular and soybean businesses.

Long-term investments were $211.9 million at June 30, 2003 versus $99.5 million at the end of 2002. The increase in investments reflected the inclusion of Fording Canadian Coal Trust units acquired by Sherritt and the impact of the deconsolidation of the cellular and soybean investments, offset in part by the elimination of the Sherritt Power investment.

Accounts payable and accrued liabilities were $148.9 million at June 30, 2003 compared with $130.9 million at the end of 2002. The increase is primarily due to the addition of the new thermal coal operations, accruals for severance in respect of the restructuring currently taking place at Coal and higher accrued current taxes, in addition to the inclusion of the accounts payable and accrued liabilities of the Power business and partly offset by the deconsolidation of the cellular and soybean businesses.

Consolidated long-term debt of $322.8 million at June 30, 2003 increased by $67.6 million during the first six months of 2003, primarily reflecting the $105 million of senior debentures assumed as part of the Sherritt Power acquisition and partly offset by the impact of the stronger Canadian dollar on the U.S. dollar denominated debt and the maturity of a promissory note.

OUTLOOK

The outlook for 2003 earnings remains a function of commodity prices and general economic activity. Earnings from Oil and Gas are expected to fall from the levels experienced in the first six months of 2003, to the extent production is affected by potentially reduced exploration and development drilling. Production volumes in the other businesses are generally expected to remain at or above the levels experienced in the first half of 2003.

Sherritt's share of coal production is expected to be approximately 17 million tonnes in 2003, reflecting the acquisition of the thermal coal operations and the disposition of Sherritt's metallurgical coal operations in February. The net result of these transactions is expected to increase operating earnings of the Coal business for the remainder of the year. The indefinite suspension of operations at Obed Mountain mine and reduced production at the Coal Valley mine due to the continued weakness in the export thermal coal markets is expected to reduce Sherritt's annual coal production by about 0.5 million tonnes compared with 2002, which can be expected to reduce operating losses from these mines. Luscar's restructuring and rationalization program, which is designed to exploit the similarities of each of its mining operations and enhance overall efficiencies is expected to result in reduced operating costs, enhanced productivity and increased profitability and cash flow over the next two years. Sherritt's share of capital expenditures for the Coal business is expected to be approximately $16 million in 2003, including approximately $5 million attributable to the Highvale mine and Genesee mine, both acquired in the first quarter.

Subsequent to quarter end, the Coal business entered into a letter agreement with a large industrial company to determine the feasibility of constructing a coal-based industrial steam generation facility to replace a natural gas-fired facility. The advancement of this opportunity is subject to completion of definitive commercial terms as well as detailed engineering and environmental impact assessments. The main benefit expected for the customer is substantial cost savings in switching from high priced natural gas to the more stably priced and substantially less expensive coal consumed in a modern and environmentally compliant facility. In addition, the Metals business began a review of switching to coal from natural gas for the production of steam for its refining operations in Alberta.

For the remainder of 2003, finished nickel, finished cobalt and mixed sulphide production volumes are anticipated to meet or exceed the production volumes achieved during the first half of the year. Finished nickel sales volumes and finished cobalt sales volumes are anticipated to closely match production. Nickel prices are anticipated to remain strong for the remainder of 2003 as market fundamentals continue to be positive with limited availability of stainless steel scrap, strong stainless steel demand, and limited new nickel production. Concerns regarding the global supply of high-grade cobalt are expected to support the cobalt price for the remainder of the year, despite relatively weak demand anticipated over the summer months. Continued high raw material and energy costs are expected to largely offset the benefits of strong nickel and cobalt prices during the remainder of 2003. Capital expenditures for the Metals business are expected to be approximately $20 million in 2003.

Capital expenditures for Oil and Gas for the remainder of the year are currently under review as a result of management's expectation of a decrease in the Fuel Oil No. 6 price for the balance of the year and the focus on optimizing the now substantially completed treatment facilities. In addition, exploration expenditures have been deferred until the negotiations for the applicability of investment tax credits toward such expenditures are finalized. Capital expenditures for the year are unlikely to approach the previously anticipated $110 million and will likely be in the range of $65 million to $80 million. Any significant reductions in development and exploration spending will likely reduce future oil production and earnings.

The combined cycle expansion of Power's Varadero facility has been connected to the grid and the combined facilities are now operating at net power capacity of 210 megawatts. Capital expenditures by Power for the remainder of the year are anticipated to be minimal. The Energas joint venture's electricity production in 2003 is expected to be 27% higher than 2002, at about 1.4 million megawatt hours. Power continues to examine various opportunities to expand upon its experience in financing, constructing and operating power plants in Cuba.

EBITDA AND OPERATING EARNINGS RECONCILIATION SCHEDULE

EBITDA is defined as revenue less operating, selling, general and administrative costs. EBITDA has been disclosed in order to provide an indication of revenue less cash operating expenses. Operating earnings is a measure used by Sherritt to evaluate operating performance of its operating businesses as it eliminates interest charges, which are a function of the particular financing structure for the business, and certain other charges as presented in the tables below.

EBITDA and operating earnings do not have any standardized meaning prescribed by Canadian generally accepted accounting principles and are therefore unlikely to be comparable with similar measures presented by other issuers. Until December 31, 2002, the Corporation included provision for site restoration and abandonment and share of loss of equity investments as deductions when calculating EBITDA. The definition has been modified in order to provide a better indication of cash flow by business unit.

The following tables reconcile EBITDA and operating earnings to earnings before taxes:

Three months ended June 30, 2003

(millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other	Corporate	Consolidated
Revenue	$ 60.1	$ 95.3	$ 48.6	$ 8.5	$ 8.7	$ –	$ 221.2
Operating, selling, general and administrative	50.5	79.3	13.3	1.5	6.8	4.8	156.2
EBITDA	9.6	16.0	35.3	7.0	1.9	(4.8)	65.0
Depletion and amortization	12.8	4.2	19.1	1.8	1.7	0.9	40.5
Provision for site restoration and abandonment	1.5	0.3	0.1	–	–	–	1.9
Income on redemption of promissory note	(10.7)	–	–	–	–	–	(10.7)
Operating earnings	6.0	11.5	16.1	5.2	0.2	(5.7)	33.3
Share of loss of equity investments							(0.1)
Net financing expense							(1.8)
Minority interest							(0.2)
Earnings before taxes							$ 31.2

(1) Power operating earnings and capital expenditures are included as a separate reporting segment since March 28, 2003.

Three months ended June 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue	$ 73.4	$ 84.8	$ 51.3	$ 8.1	$ –	$ 217.6
Operating, selling, general and administrative	59.2	67.7	10.2	6.2	3.0	146.3
EBITDA	14.2	17.1	41.1	1.9	(3.0)	71.3
Depletion and amortization	10.8	5.5	16.4	1.8	0.8	35.3
Provision for site restoration and abandonment	1.7	0.3	0.4	–	–	2.4
Operating earnings	1.7	11.3	24.3	0.1	(3.8)	33.6
Share of loss of equity investments						(0.9)
Net financing expense						(1.8)
Minority interest						(0.3)
Earnings before taxes						$ 30.6

Six months ended June 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other	Corporate	Consolidated
Revenue	$ 125.4	$ 159.7	$ 117.9	$ 8.5	$ 17.2	$ –	$ 428.7
Operating, selling, general and administrative	102.1	128.8	26.3	1.5	12.9	9.9	281.5
EBITDA	23.3	30.9	91.6	7.0	4.3	(9.9)	147.2
Depletion and amortization	24.3	8.8	40.1	1.8	3.6	1.8	80.4
Provision for site restoration and abandonment	3.1	0.5	0.4	–	–	–	4.0
Income on redemption of promissory note	(10.7)	–	–	–	–	–	(10.7)
Operating earnings	6.6	21.6	51.1	5.2	0.7	(11.7)	73.5
Write-down of Anaconda Nickel investment							(4.0)
Gain on disposal of metallurgical coal assets							13.7
Share of loss of equity investments							(0.5)
Net financing expense							(0.1)
Minority interest							(0.6)
Earnings before taxes							$ 82.0

(1) Power operating earnings and capital expenditures are included as a separate reporting segment since March 28, 2003.

Six months ended June 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue	$ 149.3	$ 141.4	$ 94.0	$ 17.1	$ –	$ 401.8
Operating, selling, general and administrative	114.6	108.0	19.1	13.5	8.1	263.3
EBITDA	34.7	33.4	74.9	3.6	(8.1)	138.5
Depletion and amortization	21.4	10.3	31.7	3.7	1.8	68.9
Provision for site restoration and abandonment	3.5	0.6	0.8	–	–	4.9
Operating earnings	9.8	22.5	42.4	(0.1)	(9.9)	64.7
Share of loss of equity investments						(1.2)
Net financing expense						(6.0)
Minority interest						(0.5)
Earnings before taxes						$ 57.0

SCHEDULE OF SELECTED CURRENT ASSETS AND ACCOUNTS PAYABLE BY OPERATING SEGMENT

June 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power	Other	Corporate	Consolidated
Accounts receivable	$ 44.0	$ 42.9	$ 185.5	$ 16.5	$ –	$ 23.5	$ 312.4
Inventories	28.3	58.0	–	3.1	–	–	89.4
Overburden removal costs	2.0	–	–	–	–	–	2.0
Prepaid expenses	2.2	3.4	0.8	–	1.7	0.4	8.5
Future income taxes	–	5.1	–	–	–	–	5.1
	$ 76.5	$ 109.4	$ 186.3	$ 19.6	$ 1.7	$ 23.9	$ 417.4
Accounts payable and accrued liabilities	$ 50.2	$ 40.1	$ 45.7	$ 9.4	$ –	$ 3.5	$ 148.9

March 31, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other	Corporate	Consolidated
Accounts receivable	$ 35.7	$ 34.8	$ 189.1	$ 12.3	$ 4.7	$ 22.6	$ 299.2
Inventories	30.8	72.6	–	2.9	4.1	–	110.4
Overburden removal costs	2.3	–	–	–	–	–	2.3
Prepaid expenses	2.4	4.5	1.8	–	3.2	–	11.9
Future income taxes	–	5.3	–	–	–	–	5.3
	$ 71.2	$ 117.2	$ 190.9	$ 15.2	$ 12.0	$ 22.6	$ 429.1
Accounts payable and accrued liabilities	$ 53.7	$ 56.4	$ 48.5	$ 6.2	$ 12.0	$ 18.2	$ 195.0

December 31, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other	Corporate	Consolidated
Accounts receivable	$ 31.9	$ 31.8	$ 172.3	$ –	$ 4.5	$ 10.9	$ 251.4
Inventories	43.1	65.9	–	–	4.0	–	113.0
Overburden removal costs	14.7	–	–	–	–	–	14.7
Prepaid expenses	2.2	2.2	0.4	–	3.2	(0.1)	7.9
Future income taxes	–	4.7	–	–	–	–	4.7
	$ 91.9	$ 104.6	$ 172.7	$ –	$ 11.7	$ 10.8	$ 391.7
Accounts payable and accrued liabilities	$ 28.1	$ 41.8	$ 40.8	$ –	$ 11.5	$ 8.7	$ 130.9

(1) Prior to March 28, 2003, Power was equity accounted.

Operating Highlights

COAL

(unaudited)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Financial (millions of dollars) (1)				
Revenue	**$ 60.1**	$ 73.4	**$ 125.4**	$ 149.3
Operating, selling, general and administrative	**50.5**	59.2	**102.1**	114.6
	9.6	14.2	**23.3**	34.7
Depletion and amortization	**12.8**	10.8	**24.3**	21.4
Provision for site restoration and abandonment	**1.5**	1.7	**3.1**	3.5
Income on redemption of promissory note	**(10.7)**	–	**(10.7)**	–
Operating earnings	**$ 6.0**	$ 1.7	**$ 6.6**	$ 9.8
Capital Expenditures (1)	**$ 3.2**	$ 5.5	**$ 5.6**	$ 10.3
Sales Volumes (thousands of tonnes) (1)				
Thermal operations (2)	**4,790**	4,062	**8,049**	8,360
Metallurgical operations (3)	**–**	326	**237**	622
	4,790	4,388	**8,286**	8,982
Realized Prices (per tonne)				
Thermal operations	**$ 12.56**	$ 13.14	**$ 13.76**	$ 13.19
Metallurgical operations	**–**	61.06	**61.73**	63.22

(1) Represents the Corporation's 50% share of Luscar Energy Partnership and prairie operations owned by Sherritt Coal Partnership II.
(2) Includes Sherritt Coal Partnership II thermal coal assets acquired on February 28, 2003.
(3) Luscar Energy Partnership metallurgical coal assets were disposed of on February 28, 2003.

Following the sale of the metallurgical coal operations, action was taken to enhance the thermal coal business. A number of key initiatives were established to improve employee safety, provide greater operational efficiencies and increase cash flow. Project teams have been established for each initiative, review and benchmarking of the current operations is well underway and detailed project plans are largely developed to ensure completion by the end of 2004. The initiatives will result in standard practices being adopted consistently across all mine sites and leveraging individual mine site expertise where certain practices are currently at a world class standard.

Operating earnings were $6.0 million on revenues of $60.1 million for the three months ended June 30, 2003 compared with earnings of $1.7 million on revenues of $73.4 million for the same period last year. Revenue from thermal coal operations for the second quarter was $60.1 million compared with $53.5 million for the same period last year. Revenue from metallurgical coal operations for the quarter ended June 30, 2002 was $19.9 million. Thermal coal revenue was higher than the same period last year due to additional revenue from the Genesee operations and royalty properties, which were acquired on February 28, 2003. Operating earnings from the recently acquired Genesee mine and royalty properties essentially offset lower operating earnings at the export thermal coal mines. Operating earnings for the quarter included $10.7 million in connection with the redemption of a promissory note related to a coal supply agreement. Subsequent to the redemption of the promissory note, revenues under the Boundary Dam coal supply agreement will decrease by approximately $2.9 million per annum, offsetting the elimination of sinking fund contributions and interest costs under the promissory note.

Operating, selling, general and administrative costs for the quarter decreased by $8.7 million to $50.5 million mainly due to the disposal of the metallurgical coal operations partly offset by the addition of new thermal coal operations. Operating costs in the quarter also included a $5.0 million severance charge related to staff reductions. Depletion and amortization was $2.0 million higher due to the increased net asset base resulting from the acquisition of thermal coal assets on February 28, 2003.

Domestic coal sales are typically based upon contractually determined prices for terms not exceeding 30 days and offshore coal sales are based on internationally set prices on F.O.B. terms. Approximately 88% of thermal coal sales volume was derived from mine-mouth and contract mining operations during the quarter. Sales volume of thermal coal in the quarter was higher than the same period last year due to the addition of volumes at the Genesee and Whitewood mines. Quarterly thermal coal revenue per tonne was lower than the same period last year due to the greater proportion of mine-mouth operations compared to export thermal coal sales.

Operating earnings were $6.6 million on revenues of $125.4 million for the six months ended June 30, 2003 compared with earnings of $9.8 million on revenues of $149.3 million for the same period last year. Revenue from thermal coal operations for the first two quarters was $110.7 million compared with $110.0 million for the same period last year as higher revenue from the new Genesee operations and royalty properties more than offset lower revenue from the export thermal coal mines. Revenue from metallurgical coal operations for the six months ended June 30, 2003 was $14.7 million compared to $39.3 million for the same period last year as the metallurgical coal mines were disposed of on February 28, 2003.

Operating, selling, general and administrative costs for the six months ended June 30, 2003 decreased by $12.5 million to $102.1 million reflecting the loss of the Highvale mine contract for two months and the disposal of the metallurgical coal operations, offset in part by the addition of new thermal coal operations. Operating costs for the six-month period also included further severance costs of $2.5 million for the Obed Mountain mine and $1.2 million for the Luscar mine.

Sales volume of thermal coal during the six-month period was lower than the same period last year due to lower sales volume in the export thermal coal market where oversupply has led to intense competition among world suppliers. Year-to-date thermal coal revenue per tonne was higher than the same period last year due primarily to the additional royalty revenue.

Capital expenditures were $3.2 million for the quarter compared with $5.5 million in the same period last year. Expenditures for the six-month period were $5.6 million compared to $10.3 million for the same period last year reflecting delays in spending and decreased capital requirements. Capital spending was primarily for maintaining and upgrading mine operations.

The Coal Valley and Obed Mountain mines have been significantly impacted by oversupply in the export thermal coal market. In the second quarter, production was suspended indefinitely at the Obed Mountain mine and the remaining inventory levels will be reduced as coal is transported to customers to meet remaining sales obligations. Mothballing of the coal preparation plant and other equipment is currently underway. Coal Valley has reduced its workforce and restructured into a dragline-only operation. In response to increased inventory levels caused by lower sales, this mine was temporarily shut down for three weeks in April and further measures are being aggressively pursued, including improving plant yield, implementing efficiencies to reduce hourly manpower and staff positions, lowering fixed costs and using components from the Obed mine to reduce maintenance costs. Some reductions from previously anticipated freight and power costs are also expected.

During the second quarter, a settlement was reached with the hourly union at Paintearth and Sheerness mines, which was ratified by the union membership in July. Negotiations are currently underway with the hourly union at the Boundary Dam and Bienfait mines where the collective agreement expired on June 30, 2003. Negotiations are progressing as expected with settlement expected in the second half of the year.

METALS

(unaudited)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Financial (millions of dollars)				
Revenue	**$ 95.3**	$ 84.8	**$ 159.7**	$ 141.4
Operating, selling, general and administrative	**79.3**	67.7	**128.8**	108.0
	16.0	17.1	**30.9**	33.4
Depletion and amortization	**4.2**	5.5	**8.8**	10.3
Provision for site restoration and abandonment	**0.3**	0.3	**0.5**	0.6
Operating earnings	**$ 11.5**	$ 11.3	**$ 21.6**	$ 22.5
Capital Expenditures	**$ 3.1**	$ 1.2	**$ 5.7**	$ 2.6
Sales Volumes				
Nickel (thousands of pounds) (1)	**9,124**	9,173	**17,735**	18,286
Cobalt (thousands of pounds) (1)	**844**	876	**1,753**	1,736
Fertilizers (tonnes)	**152,831**	141,594	**179,029**	161,337
Production Volumes (tonnes)				
Mixed sulphides containing *nickel and cobalt* (1)	**4,195**	4,236	**8,187**	8,435
Nickel (1)	**4,014**	4,140	**7,878**	8,201
Cobalt (1)	**409**	376	**805**	768
Realized Prices ($ per pound)				
Nickel	**$ 5.29**	$ 4.88	**$ 5.38**	$ 4.72
Cobalt	**12.65**	11.58	**11.97**	11.59
Average Reference Prices (U.S. $ per pound)				
Nickel	**3.80**	3.15	**3.79**	2.98
Cobalt	**9.05**	7.64	**8.38**	7.30

(1) Represents the Corporation's 50% share of the Metals Enterprise and the Corporation's marketing and trading activities in commodity metals.

The Metals business generated operating earnings of $11.5 million on revenue of $95.3 million during the second quarter of 2003, compared to operating earnings of $11.3 million on revenue of $84.8 million for the same period last year. Revenue for the quarter increased as higher realized nickel and cobalt prices more than offset lower nickel and cobalt sales volumes and the effect of a strengthening Canadian dollar compared with the second quarter of 2002. Operating earnings in the quarter were essentially unchanged from the previous year, as the higher revenue was offset by higher energy costs, higher raw materials costs and lower fertilizer earnings. In addition, the second quarter of 2002 included a bad debt provision of $4.1 million with no similar provision in the second quarter of 2003. Finished production for the second quarter of 2003 was lower for nickel and higher for cobalt compared with the second quarter of 2002, primarily reflecting a lower nickel to cobalt ratio in the feed to the refinery. Operating earnings of $21.6 million on revenue of $159.7 million during the first six months of 2003 were consistent with operating earnings of $22.5 million on revenue of $141.4 million for the first six months of 2002, reflecting higher nickel and cobalt prices, offset by the stronger Canadian dollar and higher energy and raw material costs.

Operating, selling, general and administrative costs for the quarter were $79.3 million compared with $67.7 million in the prior year period, due largely to higher energy and raw material costs, partly offset by the stronger Canadian dollar. Depletion and amortization expense in the second quarter was lower than the second quarter of 2002, primarily due to the strengthening of the Canadian dollar.

Nickel and cobalt produced by the Metals business is sold primarily in Europe and Japan at internationally established market prices on terms that typically range between cash against documents, letters of credit and 30 days. The London Metal Exchange ("LME") settlement price for nickel averaged U.S.$3.80 per pound in the second quarter of 2003 compared with U.S.$3.15 per pound in the second quarter of 2002. The expectation of a continued strong demand outlook for nickel, primarily from the stainless steel industry, and a labour union strike in a competitor's operations contributed to the higher price for the quarter. The Metal Bulletin 99.3% free market cobalt price averaged U.S.$9.05 per pound for the second quarter in 2003, compared with U.S.$7.64 per pound during the same period last year. The higher cobalt price was primarily a result of the continuing global decline in the availability of high-grade cobalt.

The Moa mining and processing facilities produced a total of 8,389 tonnes of nickel plus cobalt contained in mixed sulphides in the second quarter of 2003, compared to a total of 8,473 tonnes during the second quarter of 2002. Total production of mixed sulphides for the first six months of 2003 was 16,373 tonnes, 497 tonnes lower than the 16,870 tonnes produced during the first six months of 2002. The lower production rates in the second quarter and in the first six months of 2003 were largely a result of the timing of maintenance activities and the impact of lower ore grade relative to 2002. Ore grade is expected to remain below the grades achieved in the prior year.

The Fort Saskatchewan refinery produced a total of 8,030 tonnes of finished nickel in the second quarter of 2003, compared with a quarterly record production of 8,282 tonnes in the same period last year, while total finished cobalt production for the second quarter of 2003 was 818 tonnes compared to 754 tonnes during the same period last year, reflecting the lower nickel to cobalt ratio in the feed to the refinery. For the first six months of 2003, total finished nickel production of 15,757 tonnes and total finished cobalt production of 1,610 tonnes were 646 tonnes lower and 73 tonnes higher, respectively, than the same period last year. The lower nickel and higher cobalt production rates in the first six months of 2003 were largely a result of the timing of maintenance activities and the impact of lower nickel to cobalt ratio in the feed to the refinery.

Fertilizer operations generated earnings of $0.7 million in the second quarter of 2003 compared with earnings of $3.5 million during the same period in 2002 due largely to higher energy and raw material costs, partly offset by higher fertilizer sales volumes and prices. A fertilizer operating loss of $0.2 million was incurred in the first six months of 2003 compared with operating earnings of $3.8 million generated during the same period in 2002.

Capital expenditures of $3.1 million in the second quarter of 2003 were primarily directed towards sustaining and upgrading the facilities at both Moa and Fort Saskatchewan, with the remainder directed towards environmental initiatives.

OIL AND GAS

(unaudited)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Financial (millions of dollars)				
Revenue	**$ 48.6**	$ 51.3	**$ 117.9**	$ 94.0
Operating, selling, general and administrative	**13.3**	10.2	**26.3**	19.1
	35.3	41.1	**91.6**	74.9
Depletion and amortization	**19.1**	16.4	**40.1**	31.7
Provision for site restoration and abandonment	**0.1**	0.4	**0.4**	0.8
Operating earnings	**$ 16.1**	$ 24.3	**$ 51.1**	$ 42.4
Capital Expenditures	**$ 19.3**	$ 20.3	**$ 37.3**	$ 42.0
Gross Working Interest Production (thousands of barrels)				
Cuba (1)	**3,780**	3,050	**7,829**	6,037
Spain	**44**	54	**92**	112
	3,824	3,104	**7,921**	6,149
Net Sales Volume (thousands of barrels)				
Cuba (2)	**1,983**	1,769	**4,037**	3,593
Spain	**44**	54	**92**	112
	2,027	1,823	**4,129**	3,705
Realized Prices (per barrel)				
Cuba	**$ 23.81**	$ 27.64	**$ 28.35**	$ 24.31
Spain	**30.91**	39.46	**36.36**	36.67
Average Reference Prices (U.S.$ per barrel)				
U.S. Gulf Coast Fuel Oil No. 6	**20.78**	21.65	**23.65**	18.84

(1) Gross working interest production refers to oil production after allocation to joint venture partners but before allocation to agencies of the Cuban Government.

(2) Gross working interest production in Cuba is allocated to the Corporation and agencies of the Cuban government in accordance with participation and production-sharing arrangements. Net working interest production or net sales volumes represents the Corporation's share of gross working interest production. Net working interest production for each production-sharing arrangement comprises profit oil (which is based upon a negotiated percentage) and cost recovery oil (which is based upon the Corporation's costs within each block). These costs, upon certification by agencies of the Cuban Government, are accumulated in cost recovery pools by each production-sharing arrangement and reduced by allocation of produced oil to the Corporation. Production allocated to agencies of the Cuban Government is considered to be a royalty interest.

The Oil and Gas business generated revenue for the second quarter of $48.6 million, compared to $51.3 million in the same period last year. The decrease in revenue reflected lower realized oil prices and a weaker U.S. dollar, offset in part by an increase in net oil sales volume. For the six-month period ending June 30, 2003, revenue of $117.9 million was generated, an increase of $23.9 million from $94.0 million in the same period last year reflecting higher realized oil prices and an increase in net oil sales volume.

Operating, selling, general and administrative costs for the quarter of $13.3 million increased by $3.1 million compared with the prior year period. On a net sales volume basis, operating, selling, general and administrative costs were $6.59 per net barrel for the second quarter compared with $5.61 per net barrel for the second quarter of 2002. Year to date operating, selling, general and administrative costs were $6.39 per barrel compared with $5.16 per barrel in 2002. The year-over-year increase is attributed to increased rates for treating off-specification oil prior to the start-up of the Yumuri oil treatment facility, revised treatment costs at the Cuban owned Puerto Escondido battery and one time downsizing costs in Spain. Costs are expected to decrease for the rest of the year as the facilities are optimized. Depletion and amortization expense, based on the Corporation's share of oil produced for the second quarter of 2003, was $9.39 per net barrel compared with $8.99 per barrel for the second quarter of 2002. Year to date, depletion and amortization expense was $9.71 per net barrel compared with $8.56 per net barrel in 2002. The increase over last year reflects a combination of reserve adjustments and higher gross working interest production, on which depletion is based.

Gross working interest oil production in Cuba for the second quarter was 41,539 barrels per day, a 24% increase over the same period last year. For the year to date, gross working interest oil production in Cuba was 43,253 barrels per day compared with 33,351 barrels per day in 2002. The higher production primarily arose from new wells in the Canasi and Yumuri fields in Cuba. The Corporation's net working interest oil production in Cuba during the quarter was 21,795 barrels per day compared with 19,435 barrels per day for the prior year period. Year to date, the Corporation's net share of production was 22,813 barrels per day, an 11% increase from last year. The Corporation's net working interest in oil production for the second quarter of 2003 declined slightly from the first quarter of 2003. Natural declines and lost production days due to the installation of electrical submersible pumps contributed to a 20% decrease in production from Spain compared with the second quarter in 2002.

Oil produced in Cuba by the Oil and Gas business is sold to agencies of the Cuban government generally at discounts of 17 to 21% of internationally established U.S. Gulf Coast Fuel Oil No. 6 prices. Payment terms are based on West Texas Intermediate (WTI) pricing in U.S. dollars as follows: WTI less than $20.00, then 90 day term; WTI from $20.01 to $24.75, then 120 day term; WTI from $24.76 to $29.50, then 150 day term and WTI over $29.50, then 180 day term. The average realized oil price in the second quarter of 2003 was $23.96 per barrel compared with $28.00 per barrel for the second quarter of 2002, partly due to the strength of the Canadian dollar. The U.S. Gulf Coast Fuel Oil No. 6 average reference price was U.S.$20.78 per barrel for the second quarter of 2003 compared with U.S.$21.65 per barrel for the same period in 2002.

The Corporation participated in drilling two development wells in Cuba during the second quarter of 2003. The Canasi 14 well, which began producing in June, 2003, and the Yumuri 209 well, completed in July, 2003, are currently under evaluation. In addition, the Canasi oil treatment facility was completed and commenced operation in early June, 2003.

POWER

(unaudited)	Three months ended June 30 2003(1)
Financial (millions of dollars)	
Revenue	$ 8.5
Operating, selling, general and administrative	1.5
	7.0
Depletion and amortization	1.8
Operating earnings	$ 5.2
Capital Expenditures	$ 1.7
Electricity generation (2) (MWh)	123,094
Electricity price realization ($/MWh)	$ 61.87

(1) Following the amalgamation of Sherritt Power, the Corporation commenced consolidating the results of the Power business. Previously, Sherritt Power was accounted for using the equity method.
(2) Represents the Corporation's 33.3% share of Energas S.A.

The Power business finances, constructs, owns and operates power generation facilities and has commissioned 226 megawatts (MW) of net power capacity in Cuba. Business in Cuba is conducted by Energas S.A., a Cuban joint venture corporation, in which Power holds a one-third equity interest. The business is now reported as a separate operating segment of Sherritt, reflecting the amalgamation of Sherritt Power as of March 28, 2003. Prior to March 28, 2003, Sherritt accounted for its investment in Sherritt Power using the equity method of accounting.

During the second quarter, the final phase of the Varadero facility was completed and commissioned. The combined cycle was synchronized to the Cuban National grid on February 21, 2003 and was at base production on May 11, 2003 at net 71 MW. Total production from all of Energas' facilities is now over 210 MW on a net power capacity basis. The electricity generated by Energas is sold to Union Electrica, an agency of the Cuban government, for a current tariff of U.S. $0.045 per kilowatt-hour on payment terms of 60 days.

Operating earnings of $5.2 million were generated on revenue of $8.5 million for the second quarter of 2003. Operating, selling, general and administrative costs for the quarter were $1.5 million lower than anticipated primarily due to the accrual of the estimated insurance recovery on a rotor failure of a turbine in Varadero, partly offset by costs associated with start up of the final stage of the combined cycle operation.

Capital expenditures of $1.7 million in the second quarter of 2003 were primarily directed towards completion of the combined cycle. All critical construction activities have been concluded and the commissioning of the facilities is complete.

For the quarter ended June 30, 2003, 123,094 MWh of electricity was sold. During that same period, the overall availability at Varadero was approximately 86% and at Boca de Jaruco was approximately 97%. Availability for the quarter was impacted by three factors. The largest factor was the rotor failure of a gas turbine at the Varadero site in December 2002 that was not repaired and operational until early May 2003. The other factors reducing availability were the hot gas path inspections done on one turbine in Varadero and on the Boca de Jaruco turbine, as well as the combined cycle commissioning activities at Varadero.

OTHER BUSINESSES

	Three months ended June 30		*Six months ended June 30*	
(unaudited)	**2003**	2002	**2003**	2002
Financial (millions of dollars)				
Revenue	**$ 8.7**	$ 8.1	**$ 17.2**	$ 17.1
Operating, selling, general and administrative	**6.8**	6.2	**12.9**	13.5
	1.9	1.9	**4.3**	3.6
Depletion and amortization	**1.7**	1.8	**3.6**	3.7
Operating earnings	**$ 0.2**	$ 0.1	**$ 0.7**	$ (0.1)
Share of Loss of Equity Investments	**$ 0.1**	$ 0.9	**$ 0.5**	$ 1.2
Capital Expenditures	**0.9**	0.4	**3.5**	0.5

Second quarter operating earnings from Other Businesses were $0.2 million compared with $0.1 million for the second quarter of 2002. For the six-month period, operating earnings of $0.7 million increased by $0.8 million over the same period in 2002. The increase in operating earnings is due primarily to lower losses in the soybean business and increased earnings from the cellular business in the first quarter.

Due to the Sherritt Power acquisition, which closed on March 28, 2003, Sherritt commenced consolidating the results of its Power assets and now reports them as an operating segment. Share of loss of equity investments for the second quarter of 2003 reflects the results of Sherritt's tourism investments. The share of loss from equity investments for the second quarter of 2002 included a loss of $0.8 million from Sherritt Power Corporation and a loss of $0.1 from the tourism businesses.

Consolidated Balance Sheets

(millions of Canadian dollars)	**June 30 2003 (unaudited)**	December 31 2002 (audited)
ASSETS		
Current assets		
Cash and short-term investments	**$ 146.2**	$ 193.0
Restricted cash	**6.0**	17.6
Advances and loans receivable	**75.1**	38.5
Accounts receivable	**312.4**	251.4
Inventories	**89.4**	113.0
Overburden removal costs	**2.0**	14.7
Prepaid expenses	**8.5**	7.9
Future income taxes	**5.1**	4.7
	644.7	640.8
Capital assets	**1,289.4**	1,124.3
Investments (note 2)	**211.9**	99.5
Future income taxes	**38.5**	38.2
Other assets	**119.6**	122.7
	$ 2,304.1	$ 2,025.5
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Short-term debt	**$ 56.5**	$ 32.1
Accounts payable and accrued liabilities	**148.9**	130.9
Current portion of long-term debt	**2.2**	12.5
Site restoration and abandonment	**9.4**	8.7
Future income taxes	**0.7**	1.7
Swaps and forward contracts	**0.6**	1.5
	218.3	187.4
Long-term debt	**320.6**	242.7
Site restoration and abandonment	**43.3**	45.2
Future income taxes	**184.6**	190.9
Minority interest	**–**	5.0
	766.8	671.2
Shareholders' equity (note 4)		
Convertible debentures	**587.3**	587.3
Capital stock	**581.4**	451.0
Contributed surplus	**199.8**	199.8
Retained earnings	**168.8**	116.2
	1,537.3	1,354.3
	$ 2,304.1	$ 2,025.5

Consolidated Statements of Operations

(unaudited)

(millions of Canadian dollars except per share amounts)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Revenue	**$ 221.2**	$ 217.6	**$ 428.7**	$ 401.8
Operating, selling, general and administrative	**156.2**	146.3	**281.5**	263.3
Earnings before undernoted items	**65.0**	71.3	**147.2**	138.5
Depletion and amortization	**40.5**	35.3	**80.4**	68.9
Gain on disposal of metallurgical coal assets (note 3)	**–**	–	**(13.7)**	–
Net financing expense (note 6)	**1.8**	1.8	**0.1**	6.0
Other items (note 7)	**(8.5)**	3.6	**(1.6)**	6.6
Earnings before taxes	**31.2**	30.6	**82.0**	57.0
Income taxes (recovery)				
Current	**17.1**	5.2	**27.2**	10.7
Future	**(19.5)**	0.9	**(13.5)**	(0.6)
	(2.4)	6.1	**13.7**	10.1
Net earnings	**$ 33.6**	$ 24.5	**$ 68.3**	$ 46.9
Earnings per restricted voting share (note 8)				
Basic	**$ 0.23**	$ 0.19	**$ 0.49**	$ 0.36
Diluted	**0.18**	0.15	**0.39**	0.28

Consolidated Statements of Retained Earnings

(unaudited)

(millions of Canadian dollars)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Beginning of period	**$ 141.6**	$ 96.0	**$ 116.2**	$ 79.0
Net earnings	**33.6**	24.5	**68.3**	46.9
Interest on convertible debentures (note 4)	**(6.4)**	(6.1)	**(15.7)**	(11.5)
End of period	**$ 168.8**	$ 114.4	**$ 168.8**	$ 114.4

Consolidated Statements of Cash Flow

(unaudited)

(millions of Canadian dollars)	Three months ended June 30 2003	2002	Six months ended June 30 2003	2002
Operating activities				
Net earnings	**$ 33.6**	$ 24.5	**$ 68.3**	$ 46.9
Items not affecting cash				
Depletion and amortization	**40.5**	35.3	**80.4**	68.9
Write-down of investments	**–**	–	**4.0**	–
Gain on sale of metallurgical coal assets	**–**	–	**(13.7)**	–
Site restoration and abandonment	**0.1**	(0.4)	**0.1**	(0.1)
Future income taxes	**(19.5)**	0.9	**(13.5)**	(0.6)
Foreign exchange gains	**(2.7)**	(3.6)	**(4.2)**	(4.7)
Other items	**2.2**	(7.1)	**1.0**	(8.9)
Cash provided before working capital changes	**54.2**	49.6	**122.4**	101.5
Decrease (increase) in non-cash working capital				
Accounts receivable	**(32.4)**	4.5	**(74.8)**	36.5
Inventories	**18.0**	8.6	**23.8**	1.3
Overburden removal costs	**0.3**	(1.2)	**0.8**	(1.6)
Prepaid expenses	**1.7**	4.4	**(1.9)**	(0.4)
Accounts payable and accrued liabilities	**(26.5)**	(16.3)	**6.3**	3.7
	(38.9)	–	**(45.8)**	39.5
Cash provided from operating activities	**15.3**	49.6	**76.6**	141.0
Investing activities				
Capital expenditures	**(28.5)**	(27.6)	**(54.6)**	(55.7)
Proceeds from sale of investments	**–**	–	**27.0**	–
Investments and acquisition of businesses (note 3)	**(13.7)**	1.0	**(224.1)**	4.0
Net proceeds from sale of capital assets	**–**	7.3	**0.6**	7.5
Restricted cash	**4.1**	10.9	**11.6**	8.1
Other assets	**22.7**	2.7	**8.4**	2.4
Cash used for investing activities	**(15.4)**	(5.7)	**(231.1)**	(33.7)
Financing activities				
Short-term debt	**1.9**	(5.8)	**29.5**	(7.7)
Long-term debt	**(11.8)**	(1.1)	**(6.7)**	(2.0)
Convertible debenture interest payments	**(18.0)**	(18.0)	**(18.0)**	(18.0)
Issue of restricted voting shares	**102.9**	–	**102.9**	–
Cash provided by (used for) financing activities	**75.0**	(24.9)	**107.7**	(27.7)
Increase (decrease) in net cash	**74.9**	19.0	**(46.8)**	79.6
Net cash at beginning of period	**71.3**	184.7	**193.0**	124.1
Net cash at end of period	**$ 146.2**	$ 203.7	**$ 146.2**	$ 203.7

Net cash consists of cash and short-term investments.

For the three-month period ended June 30, 2003, the Corporation received interest of $0.9 million (2002 – $5.0 million), paid interest on debt of $14.2 million (2002 – $15.6 million) and paid taxes of $8.3 million (2002 – $0.6 million). For the six-month period ended June 30, 2003, the Corporation received interest of $2.6 million (2002 – $5.9 million), paid interest on debt of $14.6 million (2002 – $17.0 million) and paid taxes of $21.1 million (2002 – $1.2 million).

Notes to Interim Consolidated Financial Statements

(Unaudited)
(All tabular dollar amounts expressed in millions of Canadian dollars, except per share amounts)

1 Summary of accounting policies

These interim consolidated financial statements follow the same accounting policies as the consolidated financial statements for the year ended December 31, 2002. The disclosures contained in these interim consolidated financial statements do not include all requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, the interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002.

2 Accounting for investments

During the quarter, the Corporation agreed to participate in the Cuban government's initiative to consolidate the telecommunications industry in Cuba. Negotiations continue in respect of a possible arrangement pursuant to which the Corporation may effectively dispose of its interest in the Cuban cellular telecommunications business. The Corporation has also determined that as a result of working capital, financing and operating factors, the Corporation's ability to jointly control the operating, investing and financing policies of the soybean-based food processing business has been diminished to one of significant influence. Effective June 30, 2003, the Corporation changed the applicable basis of accounting for its investments in telecommunications and soybean-based food processing businesses from proportionate consolidation to the equity method. The change has been applied prospectively and results in a reclassification of the individual balance sheet amounts of these businesses into investments on the balance sheet. Commencing July 1, 2003, the Corporation's proportionate share of net earnings (loss) will be recognized as part of share of loss of equity investments. Balance sheet reclassifications at June 30, 2003 are as follows:

Increase in working capital	$ 7.2
Decrease in capital assets	(35.4)
Increase in investments	81.2
Decrease in other assets	(58.6)
Decrease in minority interest	5.6

3 Acquisitions

(a) Transactions involving Fording Canadian Coal Trust

On January 13, 2003, Sherritt Coal Partnership II ("SCPII"), a partnership equally owned by subsidiaries of the Corporation and Ontario Teachers' Pension Plan ("Teachers'"), reached an agreement ("Fording Arrangement") with Fording Inc. ("Fording"), Teck Cominco Limited ("Teck") and Westshore Terminals Income Fund that combined certain metallurgical coal assets and port facilities jointly owned by Luscar Energy Partnership ("Luscar Energy"), a 50% partnership between the Corporation and Teachers', and CONSOL Energy Inc. ("CONSOL") with the metallurgical coal assets of Fording and Teck, in conjunction with a plan of arrangement to convert Fording into the Fording Canadian Coal Trust ("Fording Trust"). The transaction was completed on February 28, 2003.

Under the Fording Arrangement, SCPII acquired Fording's prairie operations for cash consideration of $225 million plus an amount for working capital and a royalty on certain future expansions. The prairie operations primarily consist of (i) the 50% joint venture interest in the Genesee mine and the contract mining operations at the Highvale and Whitewood mines, all of which supply coal to adjacent power plants near Edmonton, Alberta, (ii) certain coal and potash royalty agreements, and (iii) substantial non-producing coal and mineral reserves and resources. In addition, Sherritt invested $100 million in the Fording Trust in exchange for approximately 2.9 million units of the Fording Trust.

The acquisition of 2.9 million Fording Trust units and the prairie operations occurred concurrently as part of the Fording transactions. The Corporation's interest in the prairie operations and 2.9 million Fording Trust units has been allocated on a preliminary basis as at February 28, 2003 (the date of closing of the Fording Arrangement) as follows:

Acquisition funding and cost

Cash	$ 159.5
Increase in short-term debt	56.0
Total cash paid	215.5
Consideration due to Fording	0.8
Transaction costs	1.3
Total acquisition cost	$ 217.6

Allocation of acquisition cost

Investment in Fording Trust units	$ 90.0
Capital assets	140.0
Net working capital	(5.2)
Other long-term assets	–
Future income taxes	(7.2)
	$ 217.6

The Corporation expects to finalize the allocation of acquisition costs in the third quarter.

The value of the 2.9 million Fording Trust units purchased was recorded at $31.50 per unit, which was their implied trading value around the date of the announcement of the Fording Arrangement.

The Fording Arrangement designated separate amounts as the consideration paid by Sherritt, directly and indirectly, for the 2.9 million Fording Trust units and the prairie operations. As these acquisitions occurred concurrently and the fair value of the Fording Trust units is determinable by reference to trading value, the excess of the total acquisition cost over the fair value of the Fording Trust units has been allocated to capital assets.

In addition to the acquisition of the prairie operations and Fording Trust units, affiliates of the Corporation and Teachers' received an aggregate of 3.2 million units of Fording Trust in exchange for contributing their metallurgical assets to the Fording Trust. As part of the transfer, Luscar Energy and CONSOL agreed to retain certain site restoration and employee liabilities in respect of the metallurgical coal assets. The retained site restoration liabilities extend for an unlimited period of time and the maximum potential liability depends upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Approximately $4.0 million has been accrued with respect to this site restoration obligation. Pursuant to this transaction, Sherritt recognized a pre-tax gain of $13.7 million.

Prior to March 31, 2003, Sherritt had sold approximately 900,000 Fording Trust units. Accordingly, as at June 30, 2003, Sherritt had an effective 7.6% interest in the Fording Trust which was recorded as a long-term investment, with a market value of approximately $87.2 million and a book value of approximately $107.2 million, after adjustment for special distributions recorded as a return of capital.

(b) Sherritt Power Corporation

On March 28, 2003, a wholly-owned subsidiary of Sherritt amalgamated with Sherritt Power Corporation ("Sherritt Power"), a publicly-traded company in which the Corporation had an existing 49.7% interest. Pursuant to the amalgamation, shareholders of Sherritt Power received 1.45 restricted voting shares ("Shares") of Sherritt for each common share of Sherritt Power, resulting in the issuance of approximately 5.9 million Shares. Concurrent with the amalgamation, the terms of the outstanding 12.125% unsecured Sherritt Power notes due March 31, 2007 were amended to, among other things, change the interest rate to 9.875%, extend the maturity date to March 31, 2010 and remove the amortizing feature such that the repayment obligation was postponed until March 31, 2010. In addition, an aggregate of $15.3 million principal amount of the Sherritt Power notes was repaid upon the amalgamation being effected. Immediately following the amalgamation, the company resulting from the amalgamation transferred all of the Sherritt Power assets to Sherritt and Sherritt assumed all of the liabilities of the amalgamated company, including the outstanding $105 million principal amount of the Sherritt Power notes (the amended notes assumed are referred to as the "Sherritt Senior Debentures").

On April 1, 2003, the Sherritt Power assets owned by Sherritt were transferred to a wholly-owned subsidiary, Sherritt Power Ltd. Accordingly, following these transactions, Sherritt indirectly owns 100% of the assets and liabilities previously held by Sherritt Power.

This transaction was accounted for by Sherritt using the purchase method of accounting and, accordingly, the Corporation has fully consolidated the results of this business from March 29, 2003 onwards.

Prior to this transaction, the Corporation accounted for its 49.7% investment in Sherritt Power using the equity method of accounting.

The consolidated net assets acquired were:

Acquisition cost	
Paid to former Sherritt Power noteholders	$ 15.3
Consideration in Shares	27.5
Transaction costs	0.5
Cash acquired	(4.4)
	38.9
Balance of Sherritt's equity investment from original 49.7% investment	9.7
Sherritt's investment in Sherritt Power notes	60.2
	$ 108.8
Allocation of acquisition cost	
Capital assets	104.7
Net non-cash working capital	53.3
Other assets	49.5
Goodwill and other intangible assets	25.2
Long-term debt	(105.0)
Other liabilities	(18.9)
	$ 108.8

The Corporation is in the process of reviewing the allocation of acquisition costs to goodwill and other amortizable intangible assets, such as contracts and customer relationship assets. The Corporation expects to finalize the allocation of acquisition costs in the third quarter.

The amended trust indenture authorizes the issue of additional unsecured notes thereunder up to an aggregate outstanding principal amount, including the existing Sherritt Senior Debentures, of $300,000,000. The Sherritt Senior Debentures bear interest at the rate of 9.875% per annum from and including April 1, 2003, payable in semi-annual instalments on March 31 and September 30 in each year beginning September 30, 2003. The Sherritt Senior Debentures may be redeemed in certain circumstances at the option of the Corporation. The amended trust indenture contains certain customary covenants on the part of the Corporation.

Sherritt is required to have the Sherritt Senior Debentures rated by a recognized rating agency by December 31, 2003. In the event that the Sherritt Senior Debentures have not received such a rating by that date, a fee of 2% of the principal amount of Sherritt Senior Debentures will be paid to the holders of the Sherritt Senior Debentures within 30 days of December 31, 2003.

4 *Shareholders' equity*

Convertible debentures comprise \$600 million (December 31, 2002 – \$600 million) principal amount of 6% convertible unsecured subordinated debentures issued in November 1996. The debentures have a maturity date of December 15, 2006.

Interest on the convertible debentures for the six months ended June 30, 2003 is stated net of tax relief of \$3.1 million (2002 – \$7.3 million).

The Corporation's outstanding restricted voting shares ("Shares") are as follows:

	Number		Stated Capital	
	June 30, 2003	December 31, 2002	**June 30, 2003**	December 31, 2002
Beginning of year	**97,761,889**	97,711,764	**\$ 451.0**	\$ 450.8
Shares issued:				
Other stock compensation plans	**–**	50,125	**–**	0.2
Sherritt Power amalgamation	**5,872,500**	–	**27.5**	–
Public offering	**27,500,000**	–	**102.9**	–
	131,134,389	97,761,889	**\$ 581.4**	\$ 451.0

Issued capital stock at June 30, 2003 also includes 100 (December 31, 2002 – 100) multiple voting shares. The multiple voting shares are convertible into Shares on a share-per-share basis upon the occurrence of certain events. If all of the convertible debentures were converted into Shares at the option of the holders, up to 68,376,068 additional Shares may be issued on or before December 14, 2006.

5 Stock compensation plans

In respect of the Sherritt Power amalgamation (see note 3(b)), the Corporation assumed responsibility for Sherritt Power's stock-linked compensation plan (the "Plan"). Immediately prior to the acquisition, 582,500 Participation Units ("Power Units") were held by the former directors and key employees of Sherritt Power. The Power Units represented a right to receive a cash amount payable by Sherritt Power to a participant at time of exercise determined by reference to the amount by which the market price of Sherritt Power's shares exceeded the base price. All outstanding Power Units were fully vested and exercisable as of June 30, 2003.

Pursuant to the terms of the transaction, the terms of the outstanding Power Units were amended such that the number of Power Units was increased to 1.45 times the number of Power Units outstanding at the time of the amalgamation. The number of Power Units outstanding at June 30, 2003 was 837,375. The base price per Share of each Power Unit has been adjusted to the base price immediately prior to the amalgamation, divided by 1.45. During the quarter, 7,250 Power Units were exercised for cash compensation of $18,270. There are currently 540,125 Power Units outstanding with a base price of $1.93 and 297,250 Power Units outstanding with a base price of $2.07.

A liability of $2.1 million was recorded upon acquisition in respect of the Power Units at March 29, 2003. The amount of the liability on June 30, 2003 is unchanged at $2.1 million.

For the six months ended June 30, 2003, no options were issued under the Employee and Director Stock Option Plan and no participation units were issued under the stock-linked compensation plan. A total of 40,290 restricted voting shares were subscribed for by employees under the Employee Share Purchase Plan on June 30, 2003 and were issued subsequent to the period.

During the quarter the Corporation established a Restricted Share Unit ("RSU") and Deferred Share Unit ("DSU") Plan. Under the terms of the RSU/DSU Plan, up to 450,000 RSUs and DSUs are available to be granted to employees. The RSUs and DSUs represent a right to receive a cash amount payable by the Corporation to a participant at the end of the vesting period for RSUs or at retirement, death or termination date for DSUs determined by reference to the market price of a single share of the Corporation. The RSUs and DSUs vest at the end of the year in which they are granted provided certain annual performance objectives are met. Compensation expense related to the RSUs and DSUs is accrued over the vesting period of the RSU/DSU Plan based on the expected total compensation to be paid out at the end of the vesting period, factoring in the probability of any performance-based criteria being met during the vesting period and the change in the market price of the share. No compensation expense has been recorded for the period ended June 30, 2003.

6 Net financing expense

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Investment income	**$ (2.0)**	$ (2.3)	**$ (9.1)**	$ (4.4)
Interest expense	**6.2**	7.7	**12.3**	13.5
Foreign exchange gains	**(2.7)**	(3.6)	**(4.2)**	(4.7)
Realized loss on sale of investments	**0.3**	–	**1.1**	1.6
	$ 1.8	$ 1.8	**$ 0.1**	$ 6.0

7 Other items

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Income on redemption of promissory note	**$(10.7)**	$ –	**$(10.7)**	$ –
Write-down of Anaconda Nickel investment	**–**	–	**4.0**	–
Provision for site restoration and abandonment	**1.9**	2.4	**4.0**	4.9
Share of loss of equity investments	**0.1**	0.9	**0.5**	1.2
Minority interest	**0.2**	0.3	**0.6**	0.5
	$ (8.5)	$ 3.6	**$ (1.6)**	$ 6.6

8 Earnings per restricted voting share

The following table presents the calculation of basic and diluted earnings per restricted voting share. In the table, the number of shares is stated in millions.

	Three months ended June 30		Six months ended June 30	
	2003	2002	**2003**	2002
Net earnings	**$ 33.6**	$ 24.5	**$ 68.3**	$ 46.9
Interest on convertible debentures	**(6.4)**	(6.1)	**(15.7)**	(11.5)
Net earnings applicable to shareholders	**27.2**	18.4	**52.6**	35.4
Interest on convertible debentures	**6.4**	6.1	**15.7**	11.5
Net earnings applicable to shareholders plus assumed conversion	**$ 33.6**	$ 24.5	**$ 68.3**	$ 46.9
Weighted average number of shares – basic	**116.5**	97.7	**107.2**	97.7
Weighted average effect of dilutive securities:				
Employee stock options	**0.2**	0.3	**0.2**	0.2
Convertible debentures	**68.4**	68.4	**68.4**	68.4
Weighted average number of shares for dilution calculation	**185.1**	166.4	**175.8**	166.3
Earnings per restricted voting share				
Basic	**$ 0.23**	$ 0.19	**$ 0.49**	$ 0.36
Diluted	**0.18**	0.15	**0.39**	0.28

9 Segmented information

Reference should be made to Sherritt's consolidated financial statements for a full description of operating segments. Following the acquisition of Sherritt Power, Sherritt is now reporting a new Power operating segment.

Three months ended June 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other	Corporate	Consolidated
Revenue	$ 60.1	$ 95.3	$ 48.6	$ 8.5	$ 8.7	$ –	$ 221.2
Operating, selling, general and administrative	50.5	79.3	13.3	1.5	6.8	4.8	156.2
Earnings before undernoted items	9.6	16.0	35.3	7.0	1.9	(4.8)	65.0
Depletion and amortization	12.8	4.2	19.1	1.8	1.7	0.9	40.5
Provision for site restoration and abandonment	1.5	0.3	0.1	–	–	–	1.9
Income on redemption of promissory note	(10.7)	–	–	–	–	–	(10.7)
Operating earnings	6.0	11.5	16.1	5.2	0.2	(5.7)	33.3
Share of loss of equity investments							(0.1)
Net financing expense							(1.8)
Minority interest							(0.2)
Earnings before taxes							31.2
Capital expenditures	3.2	3.1	19.3	1.7	0.9	0.3	28.5
Assets	878.8	337.1	572.0	257.5	117.2	141.5	2,304.1

(1) Power operating earnings and capital expenditures are included as a separate reporting segment since March 28, 2003.

Three months ended June 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue	$ 73.4	$ 84.8	$ 51.3	$ 8.1	$ –	$ 217.6
Operating, selling, general and administrative	59.2	67.7	10.2	6.2	3.0	146.3
Earnings before undernoted items	14.2	17.1	41.1	1.9	(3.0)	71.3
Depletion and amortization	10.8	5.5	16.4	1.8	0.8	35.3
Provision for site restoration and abandonment	1.7	0.3	0.4	–	–	2.4
Operating earnings	1.7	11.3	24.3	0.1	(3.8)	33.6
Share of loss of equity investments						(0.9)
Net financing expense						(1.8)
Minority interest						(0.3)
Earnings before taxes						30.6
Capital expenditures	5.5	1.2	20.3	0.4	0.2	27.6
Assets	759.1	337.1	510.6	220.2	180.1	2,007.1

Six months ended June 30, 2003 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Power(1)	Other	Corporate	Consolidated
Revenue	$ 125.4	$ 159.7	$ 117.9	$ 8.5	$ 17.2	$ –	$ 428.7
Operating, selling, general and administrative	102.1	128.8	26.3	1.5	12.9	9.9	281.5
Earnings before undernoted items	23.3	30.9	91.6	7.0	4.3	(9.9)	147.2
Depletion and amortization	24.3	8.8	40.1	1.8	3.6	1.8	80.4
Provision for site restoration and abandonment	3.1	0.5	0.4	–	–	–	4.0
Income on redemption of promissory note	(10.7)	–	–	–	–	–	(10.7)
Operating earnings	6.6	21.6	51.1	5.2	0.7	(11.7)	73.5
Write-down of Anaconda Nickel investment							(4.0)
Gain on disposal of metallurgical coal assets							13.7
Share of loss of equity investments							(0.5)
Net financing expense							(0.1)
Minority interest							(0.6)
Earnings before taxes							82.0
Capital expenditures	5.6	5.7	37.3	1.7	3.5	0.8	54.6

(1) Power operating earnings and capital expenditures are included as a separate reporting segment since March 28, 2003.

Six months ended June 30, 2002 (millions of Canadian dollars)	Coal	Metals	Oil and Gas	Other	Corporate	Consolidated
Revenue	$ 149.3	$ 141.4	$ 94.0	$ 17.1	$ –	$ 401.8
Operating, selling, general and administrative	114.6	108.0	19.1	13.5	8.1	263.3
Earnings before undernoted items	34.7	33.4	74.9	3.6	(8.1)	138.5
Depletion and amortization	21.4	10.3	31.7	3.7	1.8	68.9
Provision for site restoration and abandonment	3.5	0.6	0.8	–	–	4.9
Operating earnings	9.8	22.5	42.4	(0.1)	(9.9)	64.7
Share of loss of equity investments						(1.2)
Net financing expense						(6.0)
Minority interest						(0.5)
Earnings before taxes						57.0
Capital expenditures	10.3	2.6	42.0	0.5	0.3	55.7

Geographic Segments

Three months ended June 30	2003		2002	
	Revenue	**Capital Assets and Goodwill**	Revenue	Capital Assets and Goodwill
Canada	**$ 113.6**	**$ 831.0**	$ 98.1	$ 737.4
Cuba	**64.6**	**470.7**	57.6	384.7
Europe	**20.5**	**6.1**	30.8	8.4
Asia	**16.7**	**6.8**	17.6	6.6
Other foreign countries	**5.8**	**–**	13.5	–
	$ 221.2	**$ 1,314.6**	$ 217.6	$ 1,137.1

Six months ended June 30	2003		2002	
	Revenue	**Capital Assets and Goodwill**	Revenue	Capital Assets and Goodwill
Canada	**$ 192.6**	**$ 831.0**	$ 171.7	$ 737.4
Cuba	**140.6**	**470.7**	107.6	384.7
Europe	**50.6**	**6.1**	59.5	8.4
Asia	**32.2**	**6.8**	38.5	6.6
Other foreign countries	**12.7**	**–**	24.5	–
	$ 428.7	**$ 1,314.6**	$ 401.8	$ 1,137.1

10 Financial instruments

Unutilized lines of credit as at June 30, 2003 were $24.3 million.

Sherritt has provided a guarantee in respect of a $15 million working capital facility in a company equally owned by subsidiaries of Sherritt and Teachers'. This facility expires on August 27, 2003. The amount drawn on this facility as at June 30, 2003 was $12 million.

11 Comparative amounts

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

sherritt

Sherritt International Corporation
1133 Yonge Street
Toronto, Ontario
Canada M4T 2Y7

For further investor information contact
Investor Relations
Telephone (416) 924 4551
Toll-free 1 800 704 6698
Fax (416) 924 5015

www.sherritt.com

EXHIBIT 9

Management's Discussion and Analysis

The following discussion and analysis of the financial results of Sherritt International Corporation should be read in conjunction with the unaudited consolidated financial statements and related notes contained in this interim report as well as with management's discussion and analysis, and the audited consolidated financial statements and related notes contained in the Corporation's 2002 annual report.

Net earnings of the Corporation for the second quarter of 2003 were $33.6 million or $0.23 per restricted voting share (share), compared with net earnings of $24.5 million or $0.19 per share for the same period in 2002. EBITDA for the quarter was $65.0 million compared with $71.3 million in the prior year quarter, primarily reflecting lower earnings in the Oil and Gas and Coal businesses partly offset by the inclusion of earnings from the Power business following the amalgamation of Sherritt Power on March 28, 2003 and income of $10.7 million in connection with the redemption of a promissory note. Net earnings for the quarter also included a $2.4 million net tax recovery compared with a net tax expense of $6.1 million for the same period in 2002, primarily reflecting a reduction of Canadian federal tax rates in the resource sector.

Net earnings of the Corporation for the first six months of 2003 were $68.3 million or $0.49 per share compared with net earnings of $46.9 million or $0.36 per share for the same period in 2002. EBITDA for the six months was $147.2 million compared with $138.5 million in the prior year period, mainly due to higher earnings from the Oil and Gas business and the inclusion of second quarter 2003 EBITDA from the Power business of $7.0 million. Net earnings for the first six months also included a $6.8 million ($13.7 million before tax) gain on the sale of the metallurgical coal assets for Fording Canadian Coal Trust units.

SIGNIFICANT DEVELOPMENTS

During the quarter, the Corporation successfully completed the issuance of 27.5 million shares at a price of $4.00 per share, yielding net proceeds of approximately $103 million. Sherritt intends to use the funds raised in the offering to fund the growth requirements of its coal operations, associated and related expansion opportunities, and for general corporate purposes.

On February 28, 2003 Sherritt expanded and refocused its Coal business to domestic thermal coal production for electricity generation and industrial uses. This was achieved through a series of transactions including the divestiture of assets related to the metallurgical coal business and the acquisition of Fording Inc.'s thermal coal operations. The newly acquired assets are currently held in Sherritt Coal Partnership II and are being managed by Luscar Ltd. Pending the finalization of third party consents, it is expected that these assets will be transferred to Luscar Energy Partnership. The transition associated with the divested metallurgical coal assets and the purchased thermal coal operations is progressing in an orderly manner; however, certain working capital and other closing adjustments have not been finalized. If required, further adjustments will be made upon resolution.

Following the March 28, 2003 amalgamation of Sherritt Power Corporation (Sherritt Power), Sherritt now indirectly owns 100% of the assets previously owned by Sherritt Power. Share of loss of equity investments includes Sherritt's share of Sherritt Power's net loss of $0.6 million for the period ended March 28, 2003, while revenue and expenses subsequent to March 28, 2003 are included in Sherritt's statement of operations on a consolidated basis. The operations of Sherritt Power are now reported as a separate operating segment.

During the quarter, Sherritt agreed to participate in the Cuban government's initiative to consolidate the telecommunications industry in Cuba. Negotiations continue in respect of a possible arrangement pursuant to which Sherritt may effectively dispose of its interest in the Cuban cellular telecommunications business. The Corporation has also determined that as a result of working capital, financing and operating factors, the Corporation's ability to jointly control the operating, investing and financing policies of the soybean-based food processing business has been diminished to that of significant influence. Accordingly, commencing on June 30, 2003, Sherritt changed the basis of accounting for its cellular and soybean-based food processing businesses from proportionate consolidation to the equity method. This change has no material impact on the total net assets or net earnings of the Corporation; however, the assets, net of liabilities of these businesses, are now presented as an investment on the balance sheet. Going forward, Sherritt's share of the earnings from these investments will be included in share of loss of equity investments, together with Sherritt's equity-accounted earnings from its hotel investments in Cuba.

CONSOLIDATED OPERATING RESULTS

SECOND QUARTER 2003 RESULTS

Consolidated revenue was $221.2 million for the quarter compared with $217.6 million for the same period in 2002. Metals revenue for the quarter of $95.3 million was $10.5 million higher than the prior year quarter, as higher realized nickel and cobalt prices more than offset marginally lower nickel and cobalt sales volumes. Commencing in this quarter, the Power business is included on a consolidated basis and contributed $8.5 million to revenue. Partly offsetting these revenue increases was a $13.3 million decline in revenue from the Coal business to $60.1 million, as the reduction in revenue from the disposal of the metallurgical coal operations more than offset the increase in revenue from new thermal coal operations.

Operating, selling, general and administrative costs were $156.2 million for the second quarter of 2003 compared with $146.3 million for the same period in 2002. An increase in Metals costs of $11.6 million to $79.3 million due to higher energy and raw material costs, a $3.1 million increase in Oil and Gas costs to $13.3 million as a result of the transition period to the new oil treatment facility, and additional costs of $1.5 million with the consolidation of the Power business were offset in part by a decrease in Coal costs of $8.7 million to $50.5 million mainly due to the disposal of metallurgical coal operations partly offset by the addition of new thermal coal operations.

Depletion and amortization expense was $40.5 million for the quarter compared with $35.3 million for the same period in 2002, mainly as a result of increased depletion and amortization associated with a higher asset base in the Coal business following the recent transactions, the addition of the Power assets and higher oil production and depletion rates.

Investment income during the second quarter included $2.6 million ($0.73 per unit) of cash distributions accrued on the Fording Canadian Coal Trust units. An additional $0.76 per unit special distribution accrued during the quarter related to the return of capital and was recorded as a reduction in the investment cost.

Earnings before taxes for the second quarter of 2003 included income of $10.7 million on the redemption of a promissory note.

Income tax recovery for the second quarter was $2.4 million, which included a $15.1 million future income tax recovery resulting mainly from changes in Canadian resource tax rates. Foreign exchange translation losses of $13.1 million in U.S. dollar denominated businesses were not tax-effected. After adjusting for these items, the effective tax rate for the quarter was 29% compared to 20% in the same period last year. The increase is mainly attributable to increased Cuban income taxes on the Oil and Gas business following recovery of cost recovery pools in all producing blocks.

Cash and short-term investments totaled $146.2 million at June 30, 2003, an increase of $74.9 million during the quarter.

Changes in working capital resulted in a net use of cash in operating activities of $38.9 million in the second quarter of 2003. This was primarily due to an increase in accounts receivable and a decrease in accounts payable offset in part by a decrease in inventories. The increase in accounts receivable of $32.4 million reflected higher Coal, Metals and Power receivables on account of delayed receipts from coal royalties and sales, seasonably high fertilizer sales and an increase in electricity sales as a result of the completion of the final 75 megawatts of net power capacity. This increase was offset, in part, by decreases in Oil and Gas, Metals and Power accounts receivable which resulted from a stronger Canadian dollar. Accounts payable decreased by $26.5 million during the quarter, reflecting interest payments in respect of the Sherritt convertible debentures and the Luscar senior notes and the realization of deferred fertilizer revenue recorded in the first quarter. Inventories decreased by $18.0 million during the quarter primarily as a result of reduced coal inventories at Coal Valley and Obed mines and lower fertilizer, mixed sulphide and finished nickel inventories in the Metals business. Capital expenditures were $28.5 million for the quarter of which $3.2 million related to Coal, $3.1 million related to Metals, $19.3 million related to Oil and Gas and $1.7 million related to Power.

Other investing activities, excluding capital expenditures, resulted in a net cash increase of $13.1 million and primarily comprised the special distribution received from the Fording Canadian Coal Trust and the repayment by Energas of recoverable project costs to Power of $7.4 million.

Cash provided by financing activities of $75.0 million was primarily due to proceeds from the equity issue completed in the quarter, offset by long-term debt repayment and convertible debenture interest payments.

SIX-MONTH 2003 RESULTS

Consolidated revenue was $428.7 million for the first six months of 2003 compared with $401.8 million for the same period in 2002. Year-to-date Metals revenue of $159.7 million was $18.3 million higher than the prior year period, as higher realized nickel and cobalt prices more than offset the impact of the stronger Canadian dollar and lower nickel sales volumes. Oil and Gas revenue for the period was $117.9 million, an increase of $23.9 million over the prior year period due to higher realized prices and increased production. The Power business contributed an additional $8.5 million to revenue. Partly offsetting these revenue increases was a $23.9 million decline in revenue from the Coal business to $125.4 million due to the loss of the Highvale mine contract for two months and the elimination of revenue from the disposed metallurgical coal operations, partly offset by the increase in revenue from new thermal coal operations.

Operating, selling, general and administrative costs of $281.5 million for the first six months of 2003 increased by $18.2 million over the same period in 2002. Metals costs increased by $20.8 million to $128.8 million due to higher energy and raw material costs. Oil and Gas costs increased by $7.2 million to $26.3 million due to certain one-time costs and the addition of an oil treatment facility. These increases were partly mitigated by a decrease in Coal costs of $12.5 million to $102.1 million reflecting the loss of the Highvale mine contract for two months and the disposal of metallurgical coal operations, offset in part by the addition of new thermal coal operations.

Depletion and amortization expense was $80.4 million for the first six months compared with $68.9 million for the same period in 2002, mainly as a result of increased depreciation associated with a higher asset base in the Coal business, the addition of the Power assets and higher oil production and depletion rates.

Investment income during the first six months of 2003 included $3.5 million ($0.99 per Fording Trust unit) of cash distributions made by the Fording Canadian Coal Trust. An additional $1.50 per unit special distributions relating to a return of capital was recorded as a reduction in the investment cost.

Earnings before taxes for the first six months of 2003 included income on the redemption of a promissory note of $10.7 million.

Sherritt's effective tax rate for the first six months of 2003 of 17% was positively impacted by Canadian federal government changes in resource sector taxation rates, offset by currency translation adjustments which were not tax effected. Excluding these items, the effective tax rate for the June 30, 2003 period was 27% compared with 18% in the prior year period. The increase results from the increase of Cuban income taxes on the Oil and Gas business following recovery of cost recovery pools in all producing blocks. Sherritt continues to discuss the methodology for claiming profit reinvestment tax credits allowed under Cuban law with the Cuban tax authorities and has restricted its spending on exploration activities pending the finalization of this issue.

Changes in working capital resulted in a net use of cash in operating activities of $45.8 million in the first six months of the year. This was primarily due to an increase in accounts receivable offset in part by a decrease in inventories and an increase in accounts payable. The increase in accounts receivable of $74.8 million reflected higher realized prices for oil, nickel and cobalt, delayed receipts from coal royalties and sales, the accrual of distributions receivable from the Fording Canadian Coal Trust and seasonally high fertilizer sales. This increase was offset, in part, by decreases in Oil and Gas, Metals and Power accounts receivable which resulted from a stronger Canadian dollar. Inventories decreased by $23.8 million during the six months primarily as a result of reduced coal inventories at the Coal Valley and Obed mines and lower fertilizer, mixed sulphide and finished nickel inventories in the Metals business. Accounts payable increased by $6.3 million during the six months, reflecting the accrual in respect of severance obligations in Coal. Capital expenditures were $54.6 million for the six months ended June 30, 2003, of which $5.6 million related to Coal, $5.7 million related to Metals, $37.3 million related to Oil and Gas and $1.7 million related to Power.

Other investing activities, excluding capital expenditures, resulted in a net cash outflow of $176.5 million and primarily comprised the purchase of Fording's thermal coal operations and the Fording Canadian Coal Trust units.

Cash provided by financing activities of $107.7 million was primarily due to the equity issue completed in May.

CONSOLIDATED FINANCIAL POSITION

Total assets at June 30, 2003 were $2.3 billion.

Current assets, which primarily consist of cash and short-term investments, advances and loans receivable, accounts receivable and inventory, totaled $644.7 million at June 30, 2003 compared with $640.8 million at the end of 2002. Cash balances of $146.2 million at June 30, 2003 compared with $193.0 million at December 31, 2002 reflect the changes on account of operating, investing and financing activities discussed above. The increase in advances and loans receivable to $75.1 million at June 30, 2003 from $38.5 million at December 31, 2002 reflects the consolidation of Power's recoverable project costs and the deconsolidation of the telecommunications and soybean businesses.

Accounts receivable and inventories were $312.4 million and $89.4 million respectively at June 30, 2003 compared with $251.4 million and $38.5 million at December 31, 2002 on account of changes in working capital discussed above as well as the effects of the consolidation of the Power business, the new thermal coal operations and the deconsolidation of the telecommunications and soybean businesses and the sale of the metallurgical coal business. The accounts receivable balance as at June 30, 2003 of $312.4 million is comprised of balances in Coal of $44.0 million, in Metals of $42.9 million, in Oil and Gas of $185.5 million, in Power of $16.5 million and Corporate of $23.5 million. Coal amounts primarily represent sales to Canadian power utilities and Metals include generally insured sales of finished metals to customers in Europe and Asia and fertilizer to customers in Canada. Oil and Gas and Power include receivables from Cuban government agencies and Corporate includes recoverable transactions costs and dividends and distributions receivable from affiliates and third parties. Oil and Gas terms provide for payment for oil within 90 days to 180 days of delivery, depending upon oil prices, with interest accruing on balances outstanding beyond 90 days. In addition, the accounts receivable balances in Oil and Gas and Power include overdue amounts, that have historically not exceeded three months of reported balances.

The Corporation manages its overall accounts receivable with the Cuban government agencies on a consolidated basis to ensure cash positive operation of each of its businesses and to provide for prudent growth. The Corporation has been one of the largest foreign investors in Cuba for over a decade and continues to have a co-operative and mutually beneficial relationship with the state. Management of accounts receivable risk with Cuban government agencies requires taking into account payments made to Cuban agencies for labour, taxes, royalties and other local services in Metals, Oil and Gas and Power; obtaining pledges of third party payments to the Cuban agencies as security for the receivables; and managing sustaining and growth capital appropriately.

Capital assets were $1,289.4 million at the end of June 2003 compared with $1,124.3 million at December 31, 2002. The $165.1 million increase mainly resulted from the inclusion of capital assets of Sherritt Power and the net increase in capital assets of the Coal business following the acquisition of the Fording assets offset in part by the deconsolidation of the cellular and soybean businesses.

Long-term investments were $211.9 million at June 30, 2003 versus $99.5 million at the end of 2002. The increase in investments reflected the inclusion of Fording Canadian Coal Trust units acquired by Sherritt and the impact of the deconsolidation of the cellular and soybean investments, offset in part by the elimination of the Sherritt Power investment.

Accounts payable and accrued liabilities were $148.9 million at June 30, 2003 compared with $130.9 million at the end of 2002. The increase is primarily due to the addition of the new thermal coal operations, accruals for severance in respect of the restructuring currently taking place at Coal and higher accrued current taxes, in addition to the inclusion of the accounts payable and accrued liabilities of the Power business and partly offset by the deconsolidation of the cellular and soybean businesses.

Consolidated long-term debt of $322.8 million at June 30, 2003 increased by $67.6 million during the first six months of 2003, primarily reflecting the $105 million of senior debentures assumed as part of the Sherritt Power acquisition and partly offset by the impact of the stronger Canadian dollar on the U.S. dollar denominated debt and the maturity of a promissory note.

OUTLOOK

The outlook for 2003 earnings remains a function of commodity prices and general economic activity. Earnings from Oil and Gas are expected to fall from the levels experienced in the first six months of 2003, to the extent production is affected by potentially reduced exploration and development drilling. Production volumes in the other businesses are generally expected to remain at or above the levels experienced in the first half of 2003.

Sherritt's share of coal production is expected to be approximately 17 million tonnes in 2003, reflecting the acquisition of the thermal coal operations and the disposition of Sherritt's metallurgical coal operations in February. The net result of these transactions is expected to increase operating earnings of the Coal business for the remainder of the year. The indefinite suspension of operations at Obed Mountain mine and reduced production at the Coal Valley mine due to the continued weakness in the export thermal coal markets is expected to reduce Sherritt's annual coal production by about 0.5 million tonnes compared with 2002, which can be expected to reduce operating losses from these mines. Luscar's restructuring and rationalization program, which is designed to exploit the similarities of each of its mining operations and enhance overall efficiencies is expected to result in reduced operating costs, enhanced productivity and increased profitability and cash flow over the next two years. Sherritt's share of capital expenditures for the Coal business is expected to be approximately $16 million in 2003, including approximately $5 million attributable to the Highvale mine and Genesee mine, both acquired in the first quarter.

Subsequent to quarter end, the Coal business entered into a letter agreement with a large industrial company to determine the feasibility of constructing a coal-based industrial steam generation facility to replace a natural gas-fired facility. The advancement of this opportunity is subject to completion of definitive commercial terms as well as detailed engineering and environmental impact assessments. The main benefit expected for the customer is substantial cost savings in switching from high priced natural gas to the more stably priced and substantially less expensive coal consumed in a modern and environmentally compliant facility. In addition, the Metals business began a review of switching to coal from natural gas for the production of steam for its refining operations in Alberta.

For the remainder of 2003, finished nickel, finished cobalt and mixed sulphide production volumes are anticipated to meet or exceed the production volumes achieved during the first half of the year. Finished nickel sales volumes and finished cobalt sales volumes are anticipated to closely match production. Nickel prices are anticipated to remain strong for the remainder of 2003 as market fundamentals continue to be positive with limited availability of stainless steel scrap, strong stainless steel demand, and limited new nickel production. Concerns regarding the global supply of high-grade cobalt are expected to support the cobalt price for the remainder of the year, despite relatively weak demand anticipated over the summer months. Continued high raw material and energy costs are expected to largely offset the benefits of strong nickel and cobalt prices during the remainder of 2003. Capital expenditures for the Metals business are expected to be approximately $20 million in 2003.

Capital expenditures for Oil and Gas for the remainder of the year are currently under review as a result of management's expectation of a decrease in the Fuel Oil No. 6 price for the balance of the year and the focus on optimizing the now substantially completed treatment facilities. In addition, exploration expenditures have been deferred until the negotiations for the applicability of investment tax credits toward such expenditures are finalized. Capital expenditures for the year are unlikely to approach the previously anticipated $110 million and will likely be in the range of $65 million to $80 million. Any significant reductions in development and exploration spending will likely reduce future oil production and earnings.

The combined cycle expansion of Power's Varadero facility has been connected to the grid and the combined facilities are now operating at net power capacity of 210 megawatts. Capital expenditures by Power for the remainder of the year are anticipated to be minimal. The Energas joint venture's electricity production in 2003 is expected to be 27% higher than 2002, at about 1.4 million megawatt hours. Power continues to examine various opportunities to expand upon its experience in financing, constructing and operating power plants in Cuba.

EXHIBIT 10

Prairie Operations
(An Operating Segment of Fording Inc.)

Financial Statements

For the Years ended
December 31, 2002, 2001 and 2000
(millions of Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

January 17, 2003
(except as to note 7, which is as at February 28, 2003)

Auditors' Report

To the Directors of
Fording Inc.

We have audited the balance sheets of the **Prairie Operations** (an operating segment of Fording Inc.) as at December 31, 2002, 2001 and 2000 and the statements of income and owners' equity and cash flows for the three years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the management of Fording Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Prairie Operations as at December 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for the three years ended December 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Prairie Operations
(An Operating Segment of Fording Inc.)
Balance Sheets
December 31, 2002 and 2001

(millions of Canadian dollars)

	2002	2001
Assets		
Current assets		
Accounts receivable	$ 5.9	$ 4.1
Inventory	0.7	0.7
	6.6	4.8
Capital assets (note 3)	94.4	91.1
Pensions and other post-retirement benefits	6.2	2.4
	$ 107.2	$ 98.3
Liabilities		
Current liabilities		
Accounts payable	0.9	1.1
Owner's Equity	106.3	97.2
	$ 107.2	$ 98.3

The accompanying notes are an integral part of these financial statements

Prairie Operations

(An Operating Segment of Fording Inc.)

Statements of Income and Owner's Equity

For the years ended December 31, 2002, 2001 and 2000

(millions of Canadian dollars)

	2002	2001	2000
Revenues	$ 66.9	$ 80.2	$ 84.7
Expenses			
Cost of sales	22.5	32.6	36.9
Selling, general and administrative	-	-	0.6
Depreciation and depletion	7.3	7.4	8.8
	29.8	$ 40.0	46.3
Income from operations	37.1	40.2	38.4
Provision for income tax (note 5)	13.0	15.1	14.5
Net income	$ 24.1	$ 25.1	$ 23.9
Owner's Equity – Beginning of period	$ 97.2	$ 126.5	$ 130.3
Net earnings	24.1	25.1	23.9
Advances to owner	(28.0)	(69.5)	(42.2)
Income tax liability assumed by owner	13.0	15.1	14.5
Owner's Equity – End of period	$ 106.3	$ 97.2	$ 126.5

The accompanying notes are an integral part of these financial statements

Prairie Operations

(An Operating Segment of Fording Inc.)

Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000

(millions of Canadian dollars)

	2002	2001	2000
Operating activities			
Net income for the period	$ 24.1	$ 25.1	$ 23.9
Depreciation and depletion	7.3	7.4	8.8
Provision for income tax	13.0	15.1	14.5
(Gain) loss on sale of assets	-	(0.6)	-
Employee future benefits provision	(3.8)	0.5	4.5
Cash flow	40.6	47.5	51.7
Change in non-cash working capital items	(2.0)	8.0	(4.2)
Cash from operations	38.6	55.5	47.5
Financing activities			
Advances to owners	(28.0)	(69.5)	(42.2)
Investing activities			
Additions to capital assets	(10.7)	(5.2)	(5.3)
Proceeds on disposal of capital assets	0.1	19.3	0.2
	(10.6)	14.1	(5.1)
Increase (decrease) in cash position	-	0.1	0.2
(Bank indebtedness) and Cash – Beginning of period	-	(0.1)	(0.3)
(Bank indebtedness) and Cash –End of period	$ -	$ -	$ (0.1)

The accompanying notes are an integral part of these financial statements

1 Organization and Operations

The Prairie Operations are an operating segment of Fording Inc. The Prairie Operations primarily mine thermal coal for mine-mouth power plants from two mines at Genesee and Whitewood, both of which are located in Central Alberta. The Prairie Operations also collect royalties from third party mining of mineral reserves at locations throughout the Prairie provinces and were under contract to remove overburden for an oil-sand project at Mildred Lake, Alberta, for which the contract expired in the third quarter of 2001.

The Company was awarded a five-year contract to operate the Highvale and Whitewood mines for TransAlta Corporation, effective January 1, 2003. Fording has operated the three million tonne Whitewood mine since 1986, while the Highvale mine, a new operation for the Company, supplies the Keephills and Sundance power stations with approximately 12 million tonnes of coal annually. Mobilization costs associated with the new contract will be recovered under the provisions of the contract. Mobilization costs of $0.5 million were incurred as at December 31, 2002.

2 Summary of significant accounting policies

Basis of presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in Canada.

Certain of the mining activities are conducted on a joint venture basis. The financial statements reflect the Company's proportionate interest in such ventures.

Capital assets

Land, buildings and equipment are recorded at cost. Buildings are depreciated on the straight-line basis over their useful lives and equipment is depreciated on the straight-line basis over their useful lives, based on the number of hours in operation.

Mineral properties and development include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase.

Mineral properties and development are depleted over their estimated life on the unit-of-production basis. Exploration costs are charged to earnings in the period in which they are incurred, except where these costs relate to specific properties for which economically recoverable reserves have been established, in which case they are deferred and depleted on a unit-of-production basis over their reserve life.

Revenue recognition

Revenues primarily consist of contracted services, return on investment and royalties. The revenues are recorded when the services required by the underlying contract are provided or the mineral reserve is mined. Return on investment and royalties are recognized when earned.

Employee future benefits

The costs of pensions and other post-retirement benefits are actuarially determined using the projected benefit method. For defined benefit plans, employee future benefit expense is amortized over the expected average remaining service lives of the employees covered by the various plans. For defined contribution plans, pension costs equal plan contributions made during the year. The cost of post retirement benefits other than pension, are recognized on an accrual basis over the remaining service life of employees.

Management estimates

The financial statements include certain management estimates that may require accounting adjustments based on future occurrences. Actual results could differ from those estimates.

Income taxes

Income taxes are provided for in the statements of income based upon taxation rates in effect during each period. Income taxes are the liability of Fording Inc. as a whole and it is not possible to distinguish between mines for all the tax pool balances which go into the determination of the future income tax liability. As a result, future income tax liabilities are not included in these financial statements. Similarly, the amount of current as opposed to future income taxes is dependent upon the tax position of Fording Inc. as a whole and cannot be determined for the Prairie Operations in isolation. The tax provision for these financial statements is an allocation based on income before income taxes and includes both a current and future tax component.

Financial instruments

The carrying values of the Prairie Operations' financial instruments which consist of cash and cash equivalents, accounts receivables, bank overdrafts and accounts payable, approximate their fair values.

3 Capital assets

	As at December 31, 2002 (unaudited)		
(millions of Canadian dollars)	Cost	Accumulated amortization	Net
Land, buildings and equipment	$ 119.0	$ 46.2	$ 72.8
Mineral properties and development	24.5	2.9	21.6
	$ 143.5	$ 49.1	$ 94.4

	As at December 31, 2001		
(millions of Canadian dollars)	Cost	Accumulated amortization	Net
Land, buildings and equipment	$ 102.7	$ 38.0	$ 64.7
Mineral properties and development	31.3	4.9	26.4
	$ 134.0	$ 42.9	$ 91.1

4 Related party transactions

The Prairie Operations are charged a fee from Fording Inc. for management, administration, information systems and other specific services. Total payments to Fording Inc. were as follows:

(millions of Canadian dollars)	
December 31, 2002	$ 0.9
December 31, 2001	1.4
December 31, 2000	1.0

At the completion of the Mildred Lake operation in the third quarter of 2001, the capital assets were either sold to third parties or redeployed to other Fording operations. Asset transfers to other Fording sites were recorded at net book value and total proceeds on these transfers was $13.9 million in 2001.

5 Income taxes

The difference between the income tax expense and the provision obtained by applying the statutory tax rate is as follows:

(millions of Canadian dollars)	2002	2001	2000
Expected income tax expense at Canadian statutory tax rates	$ 15.8	$ 18.2	$ 17.5
Increase (decrease) in taxes resulting from Resource allowance	(2.8)	(3.1)	(3.0)
	$ 13.0	$ 15.1	$ 14.5

6 Interest in joint venture

A portion of the Prairie Operations mining activities are conducted through its interests in joint ventures. As disclosed in note 2, these are accounted for on a proportionate consolidation basis. The financial statements include the Prairie Operation's proportionate share of joint venture activities as follows:

(millions of Canadian dollars)	2002	2001	2000
Total revenues	$ 30.1	$ 29.2	$ 29.1
Total cost of sales	7.5	7.0	6.9
Total operating expenses	12.4	11.5	11.3
Income from operations (joint venture net income)	17.7	17.7	17.8
Total current assets	2.6	2.3	4.2
Long-term assets	82.4	84.1	86.4
Total current liabilities	0.4	0.5	-
Long-term obligations	-	-	-
Cash from operating activities	22.3	24.5	20.0
Cash used in financing activities	(19.0)	(22.4)	(16.3)
Cash used in investing activities	(3.2)	(2.2)	(3.4)

7 Subsequent events

On January 12, 2003, Fording Inc. entered into a Combination Agreement with Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers' Pension Plan ("OTPP") and Sherritt International ("Sherritt") that, among other things, required that Fording reorganize the way in which equity in the business of Fording was held through a conversion into an income trust known as the Fording Canadian Coal Trust ("the Fund"). The reorganization proceeded by Plan of Arrangement (the "Arrangement") after receipt of shareholder approval at a meeting held February 19, 2003, and approval by the Court of Queen's Bench of Alberta.

The Arrangement provided for the sale of Fording's Prairie assets to Sherritt Coal Partnership II (SCPII), a partnership owned by OTPP and Sherritt for cash consideration of $225 million plus an amount for working capital and a royalty on future expansion or production from the Prairie assets beyond current levels up to 5% of gross revenues from such expansion.

Included in the terms of the Combination Agreement are non-compete clauses whereby Fording agreed not to become involved in the thermal coal business, other than incidental to the metallurgical coal business, for a period of five years. Sherritt and OTPP agreed that they would not become involved in the metallurgical coal business for a period of five years.